As confidentially submitted to the Securities and Exchange Commission on September 30, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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Esquared Capital Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

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Cayman Islands	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
71 Robinson Road #06-03, 71 Robinson Singapore 068895	24F, Kinwick Centre 32 Hollywood Road Central, Hong Kong

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

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Copies to:

James C. Lin, Esq. Davis Polk & Wardwell LLP 10th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Ching-Yang Lin, Esq. Sullivan & Cromwell LLP 20th Floor, Alexandra House 18 Chater Road, Central Hong Kong +852-2826-8688

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated             , 2025

American Depositary Shares

Esquared Capital Limited*

Representing                Ordinary Shares

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This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of Esquared Capital Limited. We are offering a total of            ADSs, each representing            of our ordinary shares, par value US$0.0001515 per share. The underwriters may also purchase up to            ordinary shares within 30 days to cover over-allotments, if any.

Prior to this offering, there has been no public market for the ADSs. We expect the initial public offering price will be between US$            and US$            per ADS. We intend to apply to list the ADSs representing our ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “KLK.”

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements for this and future filings.

Esquared Capital Limited is not an operating company but a Cayman Islands holding company. Headquartered in Singapore and Hong Kong, our global operations are primarily conducted through our subsidiaries and, in certain jurisdictions, through contractual arrangements with variable interest entities (the “VIEs”), including Beijing Ke Lu Internet Technology Co., Ltd. (the “PRC VIE”), as well as the VIEs’ subsidiaries. We operate our mainland China business through certain contractual arrangements with the PRC VIE, which provides investors with exposure to foreign investment in PRC companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain business areas. This structure allows us to be considered the primary beneficiary of the VIEs for accounting purposes, which serves the purpose of consolidating the financial results of the VIEs in our consolidated financial statements under IFRS. For a summary of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements Among the VIEs, Their Respective Shareholders and Us”. The VIEs are consolidated for accounting purposes only. These contractual arrangements are not equivalent to equity ownership, and their enforceability has not been tested in a court of law. Investors in our ADSs are purchasing equity interests in Esquared Capital Limited, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs. As used in this prospectus, “we,” “us,” “our company,” “our” or “Klook” refers to Esquared Capital Limited and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, refers to Esquared Capital Limited, its subsidiaries, the VIEs and their subsidiaries. For risks relating to our contractual arrangements with the VIEs and its respective shareholders, see “Risk Factors — Risks Related to Our Corporate Structure.” Solely in relation to our PRC business, we may face risks associated with having operations in the PRC and the evolving laws and regulations of the PRC. For a detailed description of these risks, please refer to the risks disclosed under “Risk Factors — Risks Related to Doing Business in the Geographic Markets in Which We Operate.”

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*        We intend to change our name from Esquared Capital Limited to Klook Technology Limited.

Trading in our securities on U.S. markets may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”), if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of the PCAOB’s determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor, which is headquartered in Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2024.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to variability and depends on a number of factors out of our, and our auditor’s control, including positions taken by authorities in a foreign jurisdiction. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA and any U.S. exchange on which our securities are listed may determine to delist our securities.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As at the date of this prospectus, none of our subsidiaries nor any of the VIEs has made any dividends or other distributions to our holding company and the holding company has not made any dividends or distributions to any investors including U.S. investors as of the date of this prospectus. The holding company and its subsidiaries do not have any plan to distribute dividends or settle amounts owed under the prior or current contractual agreements in the foreseeable future. However, to the extent cash or assets in the business is in mainland China or held by our mainland China entities, such funds or assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations by the relevant government on the ability of us or our subsidiaries to transfer cash or assets. Payments of dividends by our Hong Kong entities are subject to Hong Kong regulations, and Hong Kong entities are permitted under the relevant laws of Hong Kong to provide funding through dividend distribution without restrictions on the amount of the funds. There are currently no restrictions on dividends transfers from Hong Kong to the Cayman Islands and to U.S. investors. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be. See “Prospectus Summary — Transfer of Cash Through our Organization” and “Summary of Consolidated Financial Data and Operating Data”. We do not have cash management policies and procedures in place dictating how funds are transferred through our organization, and funds may be transferred in accordance with applicable laws and registration requirements.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 23 of this prospectus for the risk factors you should consider before investing in the ADSs.

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	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

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(1)      For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on            , 2025.

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Goldman Sachs (Asia) L.L.C.	J.P. Morgan	Morgan Stanley
Citi	Mizuho

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The date of this prospectus is            , 2025.

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We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for and can provide no assurance as to the reliability of any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Until          , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

The following summary highlights selected information contained in greater detail elsewhere in this prospectus. Therefore, the following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to the following summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in the ADSs. In particular, we call your attention to the risks that investors in the ADSs are purchasing equity securities of Esquared Capital Limited, a Cayman Islands holding company that conducts its operations through its subsidiaries. As a result, investors will not hold direct investments in the operating subsidiaries.

Our Vision

We believe the world becomes more meaningful and engaging when people connect through shared experiences. Our mission is to build the digital infrastructure for the global experience economy — empowering merchants to share their passions and travelers to discover the heartbeat of each destination. Interactions on our platform bridge cultures, deepen understanding and move us closer to a world that is more connected and united, one experience at a time.

Who We Are

Klook is the largest pan-regional experiences platform in Asia-Pacific (“APAC”) by gross transaction volume (“GTV”) in 2024, according to a market report commissioned by us from Euromonitor1. We connect travelers with merchants providing a vast array of activities, tours, attractions and other travel services across the globe. Our platform featured approximately 300,000 offerings spanning around 4,000 destinations as of June 30, 2025 and recorded over 54 million experiences booked in 2024.

Klook was founded on a simple yet powerful idea: to digitalize experiences and make them accessible to every traveler. Experiences — the very essence of travel — is a relatively untapped market ripe for digital transformation. While other categories of travel have migrated online rapidly, the experiences category remains fragmented, largely offline and difficult to access. This gap is especially true in APAC, a region rich with culture, history and diversity, yet where experiences offerings are largely dominated by SMEs with limited digital capabilities. “Keep Looking”, or Klook, became both our company name and our commitment to unlocking experiences for travelers worldwide.

Klook is purpose-built to serve the experiences sector, designed for the last-mile when most bookings happen in-destination or shortly before the trip. Our mobile-first platform delivers instant confirmation, real-time availability, and dynamic recommendations that adapt to interest, location, and timing. We are built for category depth, spanning activities, tours, and attractions — each with distinct workflows from seat-level theater inventory to capacity-limited guided day tours. We are built for operational complexity, with infrastructure for multi-currency payments, traveler-operator messaging, standardized refunds, and disruption management. We use technology and AI to make travelers’ discovery more personalized and merchants’ improvement of offerings more effortless. Together, these pillars position Klook not only to capture last-mile travel spending at scale, but to lead the global digitalization of the experiences category.

We connect with and serve a broad and diverse base of merchants, from mom-and-pop operators to larger companies. We help these merchants unlock global demand by giving them direct access to a large and growing traveler base, supported by our marketing expertise. We further enable digitalization and operational efficiency through real-time API connectivity, multilingual content management, seamless settlement, and over 40 payment methods, ensuring merchants can serve travelers from around the world. In addition, we provide AI-generated insights from authentic user reviews that help merchants refine their offerings and innovate continuously. Together, these capabilities establish Klook as a vital partner to merchants of all sizes, empowering them to digitalize operations, drive growth, and deliver high-quality experiences to travelers worldwide.

For travelers, our curated, mobile-first platform leverages AI technologies to hyper-personalize the discovery of experiences. By using deeper intent understanding and smarter matching of unstandardized offerings, we empower them to book the most meaningful moments of their trip. Our target users are young, tech-savvy, spontaneous travelers who are eager to explore the world. Our curated offerings, underpinned by over 12 million

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1        See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — GTV.”

verified reviews as of June 30, 2025, give users confidence to book instantly. Our vibrant community of over 28,000 Klook Kreators creates authentic social media content that inspires travelers. In 2024, more than 70% of traffic to our platform came from organic sources, reflecting the strength of our brand and the depth of repeat engagement. By closing the loop between inspiration and action, we turn discovery into unforgettable experiences.

Our success and operational excellence are driven by a talented, global team across the world. We have fostered a culture of innovation where agility and productivity are paramount. Central to this is the integration of AI into our core workflows to act as a force multiplier for our internal teams. For instance, our customer service team utilizes AI to provide faster, more accurate support in multiple languages, while our marketing teams leverage generative AI (“GenAI”) to create and scale highly effective, personalized campaigns.

In 2024, we had more than 10.7 million annual transacting users2. Our users booked more than 54 million experiences on the Klook platform in 2024, representing a 35.6% year-over-year increase. For the six months ended June 30, 2025, we recorded 31.5 million experiences booked, a 28.0% increase from the same period in 2024. Our GTV also grew by 36.3% year-over-year and reached US$2.5 billion in 2024, underscoring our scale advantage. For the six months ended June 30, 2025, we achieved US$1.5 billion in GTV, a 30.9% increase from the same period in 2024. For the six months ended June 30, 2025, 82% of our GTV was generated from users in APAC. In 2024, this proportion was 87%. We led intra-regional travel in APAC and also served the growing demand of APAC-based travelers exploring other regions around the globe. The resilience in our business model and operational excellence are also reflected in improvements in profitability. We recorded gross profit of US$257.8 million in 2024, a 64.0% year-over-year growth, and narrowed loss of adjusted EBITDA to US$(22.9) million. For the six months ended June 30, 2025, we recorded gross profit of US$163.3 million, a 48.5% increase from the same period in 2024, and achieved adjusted EBITDA of US$1.0 million, reaching profitability on an adjusted EBITDA basis for the first time.

Trends in Our Favor in a Rapidly Evolving Experiences Market

Over the last two decades, the travel industry has witnessed significant digital transformation, driven by innovations in how accommodations and flights are booked. This has led to the emergence of scaled platforms that have connected supply and demand and driven transactions online. Experiences is the next major category within travel that remains in the early innings of digital transformation. The experiences sector is different — it is defined by its diversity, spontaneity, and low online penetration, and is comprised of largely non-standardized inventory, with purchasing decisions driven less by price and more by inspiration, reviews, and trust. Much of the market still transacts through offline channels such as ticket offices, travel agents and hotel concierges. With mobile ubiquity, the rise of social media-driven discovery, and a global shift toward spending on experiences now converging, the full potential of this market is finally being unlocked.

The unique characteristics of the experiences market create meaningful opportunities for platforms that can address its distinct needs. The key trends fueling our opportunity today include:

•        Consumers Prioritizing Experiences Spend:    Across almost every age group, and especially among Millennials and Gen Z, there has been a shift from prioritizing material goods to seeking experiences that bring unique, sharable moments. Global spending in experiences-led sectors grew by 229% between 2000 and 2024, outpacing the 172% growth in goods spending during the same period, according to Euromonitor. This trend is driving a reallocation of consumer budgets towards travel as well. According to Euromonitor’s Travel Survey 2024, 79% of global respondents plan to maintain or increase spending on leisure travel in the next 12 months, underscoring sustained demand for meaningful travel experiences.

•        Experiences Driving Travel Choices:    Experiences are a central driver of travel decisions, with a growing number of travelers choosing their destinations based on activities, tours, and attractions. According to Klook’s 2024 Travel Pulse Survey, 91% of Millennials and Gen Z travelers dedicated up to 50% of their travel spend on activities and tours, and 31% of travelers are willing to budget extra for share-worthy experiences. Social media further amplifies this trend. According to Klook’s 2024 Travel Pulse Survey, social platforms like TikTok and Instagram inspire 79% of travelers, sparking demand for distinctive moments during pre-trip planning and ongoing exploration in-destination. Even after the trip ends, it is the experiences that make travel truly unforgettable.

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2        Defined as unique users who booked experiences on our platform during a fiscal year before adjustments for cancellations and refunds

•        Mobile Ubiquity as a Market Catalyst:    For years, most experiences were booked offline, often last-minute and in-destination, which made it impracticable to digitalize with desktop-based platforms. The ubiquity of mobile technology has opened access to this previously untapped market opportunity. The rise of smart devices has empowered travelers to seamlessly discover and book activities, tours, and attractions digitally while on the go and has also enabled merchants to digitalize their operations. This shift has not only created a vast opportunity to capture the experiences spend that was once spent offline, but it continues to drive the rapid and ongoing digitalization of the entire experiences category.

•        Trusted Platforms Build Credibility in Offerings:    The experiences market has long been highly fragmented, with approximately 95% of merchants being SMEs. Given the fragmented nature of the industry, the modern, tech-savvy traveler increasingly prefers to book through trusted platforms that curate and lend credibility to these offerings. These preferences are driving the rapid technological consolidation of the market, presenting a clear opportunity for platforms to act as the essential inventory aggregator and create a scalable, high-quality inventory that was previously inaccessible to travelers.

•        AI Creates New Opportunities for Mid-to-Long-Tail Merchants:    As digital transformation accelerates, platforms with AI capabilities help mid-to-long-tail merchants to become more visible to travelers. Historically, mid-to-long-tail merchants often struggled to gain visibility, leaving a significant portion of the market untapped. By moving beyond static search results and leveraging AI tools such as large language models to achieve personalization, platforms connect travelers with the most relevant offerings from merchants. This newfound visibility for smaller merchants creates a powerful, symbiotic relationship, empowering platforms to aggregate diverse inventory and capture significant new market share.

•        APAC as a Leading Travel Origin and Destination:    APAC remains a compelling origin market, supported by a rising middle class and strong outbound travel demand. At the same time, the region is increasingly becoming the world’s most popular destination. According to Mastercard, eight of the top 15 trending summer destinations for 2025 are in APAC, with Tokyo and Osaka claiming the top two spots. This momentum, combined with supportive regional policies such as easing visa restrictions, underscores APAC’s position as a key driver of global travel growth.

Our Market Opportunity

The global experiences market presents a substantial and rapidly expanding opportunity. According to Euromonitor, the experiences market was estimated at US$318.1 billion in 2024 and expected to grow at a 10.0% CAGR through 2029, reaching US$512.8 billion. This positions experiences as the fastest-growing travel vertical, outpacing accommodations (6.1%) and flights (8.5%). At the same time, online penetration for experiences (34.2% in 2024) trails accommodations (66.2%) and flights (80.9%), representing a massive digitalization opportunity with substantial runway for growth. This lower penetration, combined with a fragmented supplier base of predominantly SMEs and diverse, non-standardized offerings, creates a clear market opportunity.

Travelers from APAC spent US$102.5 billion in 2024, accounting for 32.2% of the global experiences market. Their spending on experiences is projected to grow at a 14.1% CAGR and reach US$197.9 billion by 2029, accounting for 38.6% of the global market. This growth far exceeds that of other major regions, underscoring the strategic importance of APAC travelers. This surge is fueled by APAC’s favorable demographics, strong economic growth, increasing disposable income, high digital engagement and supportive government policies.

APAC is also a premier global destination, representing the largest destination market globally in 2024, according to Euromonitor. This position reflects robust demand from both intra-regional and intercontinental travelers. APAC’s inherent appeal is amplified by its unmatched cultural diversity, varied landscapes, and unique local offerings, supported by a well-developed tourism infrastructure.

Our leadership in experiences strategically positions Klook for expansion into adjacent verticals including rail, ground transportation, car rental, and other travel products such as e-SIMs. These adjacent offerings strengthen user retention, allowing us to cross-sell and increase the value the platform can bring to the user. For a more detailed analysis, please refer to “Industry Overview”.

Our Platform

Our platform is purpose-built for the experiences category, connecting merchants and travelers worldwide at the most engaged stage of the travel planning journey. Experiences are typically booked close to a trip or in-destination, making them last-mile, mobile-first and highly context-driven. Klook is designed for this dynamic with instant confirmation, data-driven personalization and multiple touchpoints across a traveler’s journey. We empower merchants, especially SMEs, with digital tools that include real time availability, seamless settlement and multilingual support, while our expertise across activities, tours, attractions, and other travel services ensures reliable fulfillment. For users, this delivers a wide selection of curated offerings and a frictionless booking experience. For merchants, social engagement, reviews and user generated content drive demand, discovery and a feedback loop that supports continuous innovation.

Why Merchants Join Klook

Our platform connects a large network of merchants globally from various backgrounds, ranging from tourist attraction operators like theme parks and museums to SMEs specializing in activities, tours and other travel services, with majority of them located in APAC. As of June 30, 2025, we partnered with merchants across approximately 4,000 destinations. Our platform is purposefully designed to empower these merchants, delivering distinct value through the following propositions:

•        Unlock Global Demand and Drive Growth:    We offer merchants instant access to a large and growing global user base, far beyond what they could achieve on their own. Our digital marketing expertise, Klook Kreator program and brand awareness help merchants with limited marketing reach and attract high-intent travelers seeking unique experiences. By joining Klook, merchants tap into global demand, mitigating seasonal volatility, optimizing capacity utilization and opening up incremental revenue streams.

•        Drive Technology Upgrade and Operational Efficiency:    Our platform enables seamless digitalization, supporting 14 languages, 39 currencies and over 40 payment methods for frictionless global transactions. We offer a comprehensive suite of technology solutions specifically designed for experiences to streamline merchants’ operations, from product listing and curation, timeslot and capacity management, fulfillment and redemption management, to payment processing and multi-language customer support, driving operational efficiency at every stage. We also provide AI-powered tools to help merchants present their offerings more effectively online, such as photo scoring and editing features that enhance visual appeal and increase conversion.

•        Improve and Innovate Products:    Merchants get direct and real-time feedback from authentic user reviews on our platform. By adhering to the rigorous standards and protocols set forth by our platform, merchants consistently deliver exceptional service quality, which in turn enhances their credibility and trustworthiness in the eyes of global travelers. As of June 30, 2025, the average rating of all user reviews on our platform was 4.7 out of 5.0.

Why Users Come to Klook

Our platform served more than 10.7 million annual transacting users in 2024, spanning more than 200 geographic markets worldwide. Our platform serves a diverse spectrum of travelers, from those who meticulously plan every detail to those who embrace last-minute, in-destination bookings. Our core user base is young, tech-savvy Millennials and Gen Z consumers, known for their increasing spending power, preference for experiences over material goods and strong influence from social media. Klook meets these needs by combining scale with trust, value, and seamless design:

•        Wide Selection:    Our extensive catalog features everything from iconic attractions and off-the-beaten-path experiences to essential travel services in the destination. Each offering is carefully curated and categorized across various use cases, ensuring consistently high quality and relevance for users. Leveraging deep insights into each user’s context, such as location, timing, and interests, we deliver hyper-personalized, last-mile recommendations, while continuously innovating differentiated products that evolve with traveler preferences.

•        Trusted Platform:    Our product curation, underpinned by detailed information of our offerings, over 12 million verified reviews and extensive content created by over 28,000 Klook Kreators, gives users travel inspiration as well as confidence to make informed decisions. Unlike direct bookings with unbranded merchants — where recourse in disputes can be limited — Klook advocates for travelers at every step, with clear policies, comprehensive user protection measures and 24/7 customer support in local languages. Travelers know that we vet merchants, enforce accountability and uphold high service quality, and are dedicated to building long-term trust and always prioritizing users’ interests.

•        Value for Money:    Our scaled platform delivers exceptional value for money, offering travelers high-quality experiences at competitive prices. We also partner with merchants to craft innovative offerings with value-added features — such as skip-the-line passes, priority seating options tailored for traveler demographics and other exclusive packages and perks — all ensuring travelers get the most for their money.

•        Frictionless Experience:    Our platform is purpose-built to handle the complexities of non-standardized inventory and last-minute booking. Klook provides tailored product suggestions based on users’ locations, supports local payment methods, and displays real time availability, enabling last-minute reservation with instant confirmation of digital tickets. In addition, our best-in-class technology platform combines intuitive interfaces with comprehensive support features, such as QR code redemption and last-minute modification, ensuring a convenient, seamless user experience.

Global Network Effects

We benefit from a powerful global network effect by connecting users from multiple origins to merchants in multiple destinations. As a testament to our geographical diversity and momentum of our global expansion, in 2024, no single market accounted for more than 15% of our GTV by user origin, and 13% of GTV came from users outside APAC, up from 5% in 2022. This share further increased to 18% in the six months ended June 30, 2025. As merchants in a particular location may serve customers from across the globe, the value we bring to merchants grows with every new origin we tap and every new user we acquire. Similarly, users benefit from an ever-expanding selection of experiences across destinations as our merchant network expands. As we continue to broaden destination coverage and enrich experiences supply, as well as tap into new origins and grow our user base, this global network effect will be amplified.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•        Leading experiences platform in APAC capitalizing on a global opportunity

•        Technology platform purpose-built for experiences

•        Deep merchant partnerships supported by best-in-class enablement

•        Social media-led marketing strategy leading to strong brand equity

•        Scalable model with proven profitability

Our Growth Strategies

We intend to achieve our mission and further grow our business by pursuing the following growth strategies:

•        Expand merchant base to enrich offerings

•        Grow user base in APAC and globally

•        Drive innovation in products and technologies

•        Capture higher wallet share from users

•        Improve user and merchant experiences through AI and data

•        Selectively pursue strategic partnerships and M&A

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs, especially the risks and uncertainties discussed under “Risk Factors,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please find below a summary of the principal risks and uncertainties we face, organized under relevant headings. Full-fledged discussion of these summary risk factors can be found in the section headed “Risk Factors.”

Risks Related to Our Business and Industry

•        Our continued success depends on our ability to cost-effectively attract and engage merchants and users. If we fail to attract new or retain current merchants and users, or if merchants and users engage less with us, our business, results of operations and financial condition and prospects could be harmed.

•        Any decline or disruption in the travel industry, particularly the experiences sector, or economic downturn could materially and adversely affect our business, results of operations and financial condition.

•        We may not be able to sustain our historical revenue or GTV growth or manage our revenue or GTV growth in an effective manner.

•        The business and industry in which we participate are highly competitive, and we may be unable to compete successfully with our current or future competitors.

•        We have a history of net losses, and we may not achieve profitability in the near future.

•        Our efforts to launch new offerings and initiatives are costly, and if we are unable to successfully pursue such offerings and initiatives, we may fail to grow, and our business, results of operations and financial condition could be materially and adversely affected.

•        If we are unable to manage the risks relating to doing business in multiple jurisdictions, our business, results of operations and financial condition could be materially and adversely affected.

•        We are subject to a wide variety of complex, evolving and sometimes inconsistent and ambiguous laws and regulations that may adversely impact our operations and discourage users from engaging with our platform.

•        We operate a platform that includes third parties over whose actions we have no control.

•        If we fail to comply with laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, an erosion of trust and increased regulation which could materially and adversely affect our business, results of operations and financial condition.

•        Maintaining and enhancing our brand and reputation are critical to our growth, and negative publicity could damage our brand and thereby harm our ability to compete effectively, and could materially and adversely affect our business, results of operations and financial condition.

•        If we are unable to adapt to changes in technology and the evolving demands of merchants and users, our business, results of operations and financial condition could be materially and adversely affected.

•        Our platform is highly complex, and any undetected errors could materially and adversely affect our business, results of operations and financial condition.

•        We currently rely on a number of third-party service providers to operate our business, and any interruptions or delays in services from these third parties, or regulatory or public scrutiny of such third parties, could impair the operation of our platform, and our business, results of operations and financial condition could be materially and adversely affected.

•        We could face liability or claims for information, content, products or services, including those provided by third parties, on or accessible through our platform.

Risks Related to Doing Business in the Geographic Markets in Which We Operate

•        Changes in the political and economic policies of the geographic markets in which we operate may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

•        Variabilities with respect to the legal systems of certain of our geographic markets could adversely affect us.

•        Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results.

•        The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

•        The laws and regulations of the PRC may become additionally applicable to us.

•        The government in mainland China may influence our operations in mainland China, which could result in a material adverse change in our operations and the value of the ADSs.

Risks Related to Our Corporate Structure

•        We use structural arrangements to conduct a portion of our business operations, and government authorities may determine that these arrangements do not comply with applicable laws and regulations

•        We use contractual arrangements with the VIEs and their shareholders to conduct a portion of our operations, which may not be as effective as equity ownership in providing operational control.

•        The VIEs or their respective shareholders may fail to perform their obligations under our contractual arrangements with them.

Risks Related to the ADSs and This Offering

•        An active trading market for the ADSs may not develop and the trading price for the ADSs may fluctuate significantly, which could result in substantial losses to investors.

•        Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

•        Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

•        Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

•        Techniques employed by short sellers may drive down the market price of the ADSs.

•        If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

Contractual Arrangements Among the VIEs, Their Respective Shareholders and Us

Esquared Capital Limited is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and through contractual arrangements with the VIEs (including the PRC VIE) and the VIEs’ subsidiaries. We operate our mainland China business through certain contractual arrangements with the PRC VIE, which provides investors with exposure to foreign investment in PRC companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain business areas. This structure allows us to be considered the primary beneficiary of the VIEs for accounting purposes, which serves the purpose of consolidating the financial results of the VIEs in our consolidated financial statements under IFRS. The VIEs are consolidated for accounting purposes only. These contractual arrangements are not equivalent to equity ownership, and their enforceability has not been tested in a court of law. Investors in our ADSs are purchasing equity interests in Esquared Capital Limited, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs. Our corporate structure is subject to risks relating to our contractual arrangements with the VIEs and its respective shareholders. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that enable us to direct the activities of the VIEs that most significantly impact their economic performance and to receive economic benefits that may be significant to the VIEs. Furthermore, if we are unable to maintain such direction, we would not be able to continue to consolidate the financial results of the VIEs and their subsidiaries in our financial statements. See “Risk Factors — Risks Related to Our Corporate Structure.”

These contractual arrangements include the loan agreements, exclusive option agreements, powers of attorney, equity interest pledge agreements, exclusive business cooperation agreement, agency agreement, and license and technical support agreement, as the case may be. For a summary of the currently effective contractual arrangements by and among us, the VIEs in the relevant jurisdictions and their respective shareholders, see “Our History and Corporate Structure — Contractual Arrangements Among the VIEs, Their Respective Shareholders and Us.”

Our corporate structure is subject to risks relating to our contractual arrangements with the VIEs and their respective shareholders. We do not have full direct ownership in the VIEs, and the majority of their equity interest is owned by certain nominee shareholders. As a result, these contractual arrangements may be less effective than full direct ownership. There may be changes from time to time regarding the interpretation and application of current and future laws, regulations and rules relating to these contractual arrangements. If the relevant government finds the contractual arrangements with the VIE non-compliant with applicable laws, or if the relevant laws, regulations and rules or the interpretation thereof change in the future, we could be subject to severe penalties or, as a result, lose our interests in the VIE or forfeit our rights under the contractual arrangements. Esquared Capital Limited and investors in the ADSs may face variations in potential future actions by the relevant government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE. If we are unable to claim our contractual rights over the assets of the VIEs, the ADSs may decline in value. The VIE structure could be disallowed completely, which may result in a material adverse change in our operations in the relevant regions and the ADSs may significantly decline in value. See “Risk Factors — Risks Related to Our Corporate Structure.”

Permissions Required from the PRC Authorities in Connection with Our Operations and this Offering

Except as disclosed in “Risk Factors”, based on the opinion of King & Wood Mallesons, our PRC legal counsel, we believe, as of the date of this prospectus, our mainland China subsidiaries and the PRC VIE have obtained the requisite licenses and permits from the government authorities in mainland China that are necessary for their material business operations in mainland China. Given the evolving nature of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we or the PRC VIE may be required to obtain additional licenses, permits, filings, or approvals for the business operations in the future. If we or the PRC VIE are found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities in mainland China may take actions in dealing with such violations or failures. In addition, if we or the PRC VIE had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us or the PRC VIE to obtain such approval, permits, registrations or filings in the future, we or the PRC VIE may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us or the PRC VIE to fines and other liabilities, and we or the PRC VIE may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operations in mainland China. For risks relating to licenses and approvals required for our operations, see “Risk Factors — Risks Related to Our Business and Industry — We may fail to obtain, maintain or renew the requisite licenses and approvals”.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. As advised by King & Wood Mallesons, our PRC counsel, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the CSRC Filing Rules before our ordinary shares can be listed or offered in the United States because (i) the main parts of our business activities are conducted outside mainland China, and our main places of business are located outside mainland China, and (ii) our senior managers in charge of our business operation and management are predominantly non-mainland China citizens or not domiciled in mainland China. Nevertheless, as there may be changes from time to time regarding the interpretation and application of the CSRC Filing Rules, we cannot assure you that whether we will be subject to such filing requirements for this contemplated offering and listing in the United States and our securities offering in the future, and if we do, we will be able to get clearance from the CSRC in a timely manner, or at all.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other authorities in mainland China promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that “a network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant governmental authorities in mainland China may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

Our Corporate Information

Our principal executive offices are located at 71 Robinson Road, #06-03, 71 Robinson, Singapore and 24/F, Kinwick Centre, 32 Hollywood Road, Central, Hong Kong. Our telephone number at these addresses is +852 3596 5818. Our registered office in the Cayman Islands is located at the offices of               . Our agent for service of process in the United States is              , located at        .

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is              . The information contained on our website is not a part of this prospectus.

Transfer of Cash Through Our Organization

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, none of our subsidiaries nor the VIEs have made any dividends or other distributions to our holding company and the holding company has not made any dividends or distributions to any investors including U.S. investors as of the date of this prospectus. The holding company and its subsidiaries do not have any plan to distribute dividends or settle amounts owed under the prior or current contractual agreements in the foreseeable future. However, to the extent cash or assets in the business is in mainland China or our subsidiaries in mainland China, such cash or assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the relevant government to transfer cash or assets. Payments of dividends by our Hong Kong entities are subject to Hong Kong regulations, and Hong Kong entities are permitted under the relevant laws of Hong Kong to provide funding through dividend distribution without restrictions on the amount of the funds. There are currently no restrictions on dividends transfers from Hong Kong to the Cayman Islands and to U.S. investors. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be. See “Summary of Consolidated Financial Data and Operating Data”.

Further, subject to the Companies Act and our [sixteenth] amended and restated memorandum and articles of association, which will take effect immediately prior to the completion of this offering, our board of directors may authorize and declare a dividend to shareholders from time to time out of the profits from Esquared Capital Limited, realized or unrealized, or out of the share premium account, provided that Esquared Capital Limited will remain solvent, meaning Esquared Capital Limited is able to pay its debts as they come due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Esquared Capital Limited to our Hong Kong subsidiaries or from our Hong Kong subsidiaries to Esquared Capital Limited. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our mainland China subsidiaries only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our mainland China subsidiaries, we will be required to make filings with details of the loans with the SAFE in accordance with relevant PRC laws and regulations. Our mainland China subsidiaries that receive the loans shall not use the loans for the purposes prohibited by these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of mainland China, unless the prior approval or prior registration is completed.

However, we may transfer cash to and out of the PRC VIE by making payments to and out of the PRC VIE for intercompany transactions. For the years ended December 31, 2022, 2023 and 2024, the PRC VIE transferred cash to our subsidiary in Hong Kong under intercompany business arrangements and our subsidiary in Hong Kong transferred cash to our PRC VIE for settling the technical support services fees charged by the PRC VIE in accordance with the intercompany arrangements. For the year ended December 31, 2022, the PRC VIE received US$39.4 million in cash, and for the years ended December 31, 2023 and 2024, the PRC VIE paid US$1.1 million and US$66.5 million in cash, respectively, to the subsidiary in Hong Kong, pursuant to these intercompany arrangements.

As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with applicable laws and regulations without limitations, subject to satisfaction of applicable government registration and approval requirements.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in nonconvertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See “Risk Factors — Risks Related to the ADSs and this Offering — We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands with limited liability, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of the NYSE applicable to U.S. domestic companies. See “Risk Factors — Risks Related to the ADSs and This Offering — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

Conventions That Apply to This Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•        “ADSs” refers to the American depositary shares, each representing          ordinary shares;

•        “APAC” refers to Australia, Hong Kong SAR, India, Indonesia, Japan, Macau SAR, mainland China, Malaysia, New Zealand, Singapore, South Korea, Taiwan, Thailand, the Philippines, and Vietnam, unless otherwise noted;

•        “China” or “PRC” refers to the People’s Republic of China. Solely for the purposes of this prospectus and as the context requires, specific references to the laws, regulations and other legal or tax matters of Hong Kong, Macau and Taiwan are separately described. In certain contexts, “mainland China” is used to refer to the mainland of China only, excluding special administrative and other regions when there is a need to make a distinction;

•        “destinations” refers to cities in which our platform provides experiences offerings;

•        “experiences booked” refers to the total number of units booked for experiences by our transacting users during a relevant period, net of cancellations and refunds;

•        “geographic markets” or “markets” refers to countries, territories and/or special administrative regions;

•        “GTV” refers to gross transaction value, an operating measure defined as the total dollar value of transactions booked through our platform in a period and is inclusive of taxes, fees and other charges, net of cancellations and refunds;

•        “Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

•        “IFRS” refers to IFRS Accounting Standards as issued by the International Accounting Standards Board;

•        “Klook Cash” refers to loyalty points earned by users through our platform’s user loyalty program, which can be redeemed for discounts on future bookings;

•        “Klook Kreators” refers to social media content creators and influencers that are engaged by Klook and share their lifestyle and experiences with Klook through their social media accounts;

•        “Nominee Shareholders” refers to PRC individuals who hold equity interests in our PRC VIE on our behalf and have entered into contractual arrangements with us, including loan and exclusive option agreements;

•        “ordinary share” refers to our ordinary shares, par value US$0.0001515 per share;

•        “origins” refers to cities from which users initiate bookings on our platform;

•        “PRC VIE” refers to Beijing Ke Lu Internet Technology Co., Ltd.;

•        “ROW” refers to rest of world, including all geographic markets outside of APAC;

•        “SMEs” refer to small- and medium-sized enterprises, defined by Euromonitor as merchants with less than 300 employees;

•        “Taiwan VIE” refers to Klook Travel Taiwan Limited;

•        “transacting users” refers to the number of unique users who booked experiences on our platform during a relevant period, before adjustments for cancellations and refunds;

•        “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•        “variable interest entity” or “VIE” refers to entities whose financial results have been consolidated into our consolidated financial statements for accounting purposes in accordance with IFRS because we have power to control the management and financial and operating policies and have the right to recognize and receive substantially all the economic benefits, and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by applicable law, but are not entities in which we have full direct ownership;

•        “we,” “us,” “our company,” “Klook” and “our” refer to Esquared Capital Limited, and, except where the context otherwise requires, its subsidiaries, as a group and, only in the context of describing our consolidated financial information, business operations and operating data, also includes the VIEs and their respective subsidiaries; and

•        “WFOE” refers to Shanghai Ke Lu Internet Technology Co., Ltd.

The term “platform” in this prospectus is used in layman’s terms and should not be construed as having any legal meanings or implications, or attaching any legal liabilities associated with the use of that term in any of the jurisdictions in which we operate. This prospectus contains information derived from various public sources and an industry report commissioned by us and prepared by Euromonitor International Limited, or Euromonitor, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The Offering

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
Over-allotment option	We have granted the underwriters the right to purchase up to additional ADSs from us within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.
The ADSs

Each ADS represents            ordinary shares, par value US$0.0001515 per share. The depositary will hold the ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in the ADSs to the depositary in exchange for our ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement, as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares

We will issue            ordinary shares represented by the ADSs in this offering (or            ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

All options, regardless of grant dates, will entitle holders to the equivalent number of ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See “Description of Share Capital.”

Ordinary shares outstanding immediately after this offering	ordinary shares, par value US$0.0001515 per share (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
ADSs outstanding immediately after this offering	ADSs, comprising ADSs to be offered in this offering, or ADSs if the underwriters exercise their option to purchase additional ADSs in full.
Listing	We intend to apply to list the ADSs representing our ordinary shares on the NYSE under the symbol “KLK.”

Use of proceeds

We estimate that the net proceeds to us from the offering will be approximately US$            . We intend to use the net proceeds from the offering for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of Proceeds.”

Lock-up

We [, our directors, executive officers and existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of            ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2025.
Depositary
Taxation	For Cayman Islands and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see “Taxation.”
Risk factors

See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to          additional ordinary shares to cover over-allotments, if any, in connection with the offering.

Summary of Consolidated Financial Data and Operating Data

The following summary consolidated statements of profit or loss for the years ended December 31, 2022, 2023 and 2024, summary consolidated balance sheets data as of December 31, 2022, 2023 and 2024, and summary consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of profit or loss for the six months ended June 30, 2024 and 2025, summary consolidated balance sheets data as of June 30, 2025, and summary consolidated cash flow data for the six months ended June 30, 2024 and 2025 have been derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial information has been prepared on the same basis as the audited financial statements. Our consolidated financial statements are prepared and presented in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, or IFRS. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The following table presents our summary consolidated statements of profit or loss for the periods presented.

	For the year ended December 31,			For the six months ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
Revenue	128,620	335,169	417,112	176,971	260,601
Cost of revenue	(82,909)	(177,955)	(159,311)	(67,019)	(97,294)
Gross profit	45,711	157,214	257,801	109,952	163,307
Selling and marketing expenses	(71,268)	(140,475)	(194,163)	(82,304)	(115,875)
Research and development expenses	(38,323)	(42,164)	(51,372)	(24,396)	(27,770)
Administrative expenses	(36,389)	(43,475)	(52,081)	(25,088)	(28,866)
Operating loss	(100,269)	(68,900)	(39,815)	(21,836)	(9,204)

Finance costs, net	(1,306)	(4,451)	(4,265)	(3,743)	(7,089)
Other income, net	1,835	197	312	101	204
Share of losses of associates and a joint venture	(44)	(901)	(4,490)	(1,901)	(1,937)
Reversal of contract liabilities related to investment in a joint venture	—	523	6,280	3,143	3,038
Fair value gains/(losses) on financial assets at fair value through profit or loss, net	164	(124)	5,205	1,391	1,378
Losses related to convertible preferred shares	(23,002)	(68,145)	(61,830)	(51,253)	(59,169)
Loss before income tax	(122,622)	(141,801)	(98,603)	(74,098)	(72,779)
Income tax expenses	(230)	(471)	(671)	(15)	(474)
Loss for the year	(122,852)	(142,272)	(99,274)	(74,113)	(73,253)

The following table presents our consolidated balance sheet data as of the dates presented.

	As of December 31,			As of June 30,
	2022	2023	2024	2025
	US$	US$	US$	US$
	(in thousands)
ASSETS
Non-current assets
Plant and equipment	1,739	2,904	3,131	3,094
Intangible assets	8,496	9,823	14,351	17,205
Right-of-use assets	7,443	4,871	5,196	16,466
Investments in associates	800	1,029	412	396
Investment in a joint venture	—	30,552	26,025	25,782
Financial assets at fair value through profit or loss	5,788	5,539	9,426	9,316
Long-term deposits	910	755	777	1,270
	25,176	55,473	59,318	73,529
Current assets
Inventories	13,832	10,778	16,747	27,522
Trade receivables, net, other receivables, deposits and prepayment	67,996	123,797	167,896	126,241
Financial assets at fair value through profit or loss	11,000	26,311	53,100	71,036
Pledged and restricted bank deposits	9,782	32,869	17,460	30,354
Short-term bank deposits	22,500	283	13,756	13,908
Cash and cash equivalents	131,819	135,460	146,410	135,356
	256,929	329,498	415,369	404,417
Total assets	282,105	384,971	474,687	477,946

EQUITY
Equity attributable to shareholders of the Company
Share capital	14	15	15	15
Other reserves	70,403	58,615	63,581	74,823
Accumulated losses	(819,595)	(961,611)	(1,060,244)	(1,132,989)
	(749,178)	(902,981)	(996,648)	(1,058,151)
Non-controlling interests	10	(17)	(31)	(363)
Total deficit	(749,168)	(902,998)	(996,679)	(1,058,514)

LIABILITIES
Non-current liabilities
Lease liabilities	3,254	1,466	2,459	12,319
Contract liabilities	—	24,579	17,877	15,899
Deferred income tax liabilities	338	291	240	274
	3,592	26,336	20,576	28,492
Current liabilities
Convertible preferred shares	900,443	1,034,138	1,161,243	1,211,967
Trade and other payables	99,426	147,352	200,280	187,369
Contract liabilities	23,032	76,273	85,347	102,661
Lease liabilities	4,549	3,669	3,338	5,338
Income tax payable	231	201	582	633
	1,027,681	1,261,633	1,450,790	1,507,968
Total liabilities	1,031,273	1,287,969	1,471,366	1,536,460
Total deficit and liabilities	282,105	384,971	474,687	477,946

The following table presents our summary consolidated cash flow data for the periods presented.

	For the year ended December 31,			For the six months ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(61,385)	(42,638)	47,863	19,828	(34,993)
Net cash generated from/(used in) investing activities	177,093	4,554	(45,765)	(61,247)	(18,380)
Net cash (used in)/generated from financing activities	(5,050)	39,790	8,714	12,761	46,458
Net increase/(decrease) in cash and cash equivalents	110,658	1,706	10,812	(28,658)	(6,915)
Cash and cash equivalents at the beginning of the year	18,765	131,819	135,460	135,460	146,410
Effect of currency translation differences on cash and cash equivalents	2,396	1,935	138	2,145	(4,139)
Cash and cash equivalents at the end of the year	131,819	135,460	146,410	108,947	135,356

Key Operating and Financial Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operating and financial metrics to help us evaluate our performance, identify trends, formulate financial projections and make strategic decisions.

The table below sets forth our key operating and financial metrics for the periods indicated:

	For the year ended December 31,			For the six months ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands, except for percentages)
Experiences booked (in units)	15,683	40,177	54,483	24,587	31,532
GTV	659,953	1,839,508	2,507,466	1,113,993	1,457,866
Gross profit	45,711	157,214	257,801	109,952	163,307
Gross profit as a percentage of GTV	6.9%	8.5%	10.3%	9.9%	11.2%
Adjusted EBITDA	(86,409)	(53,470)	(22,932)	(13,231)	950
Adjusted EBITDA as a percentage of GTV	(13.1)%	(2.9)%	(0.9)%	(1.2)%	0.1%

The following table sets our key operating metrics and non-IFRS financial metrics for the quarters presented.

	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
	(in thousands, except for percentages)
Experiences booked (in units)	7,854	9,501	10,769	12,053	12,181	12,406	13,673	16,223	15,261	16,271
GTV	349,040	420,083	539,373	531,012	565,553	548,440	636,664	756,809	702,583	755,283
Gross profit	26,217	36,917	45,512	48,568	54,872	55,080	62,314	85,535	75,191	88,116
Gross profit as a percentage of GTV	7.5%	8.8%	8.4%	9.1%	9.7%	10.0%	9.8%	11.3%	10.7%	11.7%
Adjusted EBITDA	(20,127)	(11,989)	(11,501)	(9,853)	(5,428)	(7,803)	(6,890)	(2,811)	(3,904)	4,854
Adjusted EBITDA as a percentage of GTV	(5.8)%	(2.9)%	(2.1)%	(1.9)%	(1.0)%	(1.4)%	(1.1)%	(0.4)%	(0.6)%	0.6%

For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics.”

Non-IFRS Financial Metrics

We use the following non-IFRS financial metrics to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations and assists in comparisons with other companies, many of which use similar financial information. We also believe that the presentation of the non-IFRS financial metrics provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in our financial and operational decision-making so that investors can see through the eyes of our management regarding important financial metrics that our management uses to run the business as well as allowing investors to better understand our performance.

Non-IFRS financial information is merely presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly-titled non-IFRS metrics used by other companies. Whenever we use non-IFRS financial metrics, a reconciliation is provided to the most closely applicable financial metric stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial metrics and the reconciliation of these non-IFRS financial metrics to their most directly comparable IFRS financial metrics.

Adjusted EBITDA

We define adjusted EBITDA as operating loss adjusted for depreciation and amortization and share-based payment expenses, which are non-cash in nature or not driven by core results of operations. The following table presents a reconciliation of operating loss to adjusted EBITDA for the periods indicated.

	For the year ended December 31,			For the six months ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
Operating loss	(100,269)	(68,900)	(39,815)	(21,836)	(9,204)
Adjusted to exclude:
Depreciation and amortization	7,119	7,032	8,134	4,130	4,915
Share-based payment expenses	6,741	8,398	8,749	4,475	5,239
Adjusted EBITDA	(86,409)	(53,470)	(22,932)	(13,231)	950

The following table presents a reconciliation of operating loss to adjusted EBITDA for each of the quarterly periods from the quarter ended March 31, 2023 to the quarter ended June 30, 2025.

	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
	(in thousands)
Operating loss	(23,508)	(15,957)	(15,583)	(13,852)	(9,438)	(12,398)	(10,898)	(7,081)	(9,044)	(160)
Adjusted to exclude:
Depreciation and amortization	1,589	1,701	1,772	1,970	1,944	2,186	1,957	2,047	2,386	2,529
Share-based payment expenses	1,792	2,267	2,310	2,029	2,066	2,409	2,051	2,223	2,754	2,485
Adjusted EBITDA	(20,127)	(11,989)	(11,501)	(9,853)	(5,428)	(7,803)	(6,890)	(2,811)	(3,904)	4,854

Financial Information Relating to the VIEs

Condensed Consolidating Schedule

The following tables present the summary statements of operations for Esquared Capital Limited, its subsidiaries and its consolidated entities, the WFOE and the PRC VIE and its consolidated subsidiaries for the periods presented:

For the Year Ended December 31, 2024
	Parent	PRC VIE and its consolidated subsidiaries	WFOE	Other subsidiaries and consolidated entities	Eliminating adjustments	Consolidated totals
	US$ (in thousands)
Third-party revenue	—	25,875	—	391,237	—	417,112
Intercompany revenue	—	33,503	1,461	90,699	(125,663)[1]	—
Cost of revenue and operating expenses	(8,753)	(55,038)	(1,444)	(517,355)	125,663 [1]	(456,927)
Operating (loss)/profit	(8,753)	4,340	17	(35,419)	—	(39,815)
Share of (losses)/profit from subsidiaries, VIE and VIE’s subsidiaries	(27,993)	—	4,356	4,377	19,260	—
(Loss)/profit for the year	(99,260)	4,356	4,377	(28,007)	19,260	(99,274)
For the Year Ended December 31, 2023
	Parent	PRC VIE and its consolidated subsidiaries	WFOE	Other subsidiaries and consolidated entities	Eliminating adjustments	Consolidated totals
	US$ (in thousands)
Third-party revenue	—	14,859	—	320,310	—	335,169
Intercompany revenue	—	27,277	1,175	36,687	(65,139)[1]	—
Cost of revenue and operating expenses	(8,153)	(38,383)	(1,167)	(421,505)	65,139 [1]	(404,069)
Operating (loss)/profit	(8,153)	3,753	8	(64,508)	—	(68,900)
Share of (losses)/profit from subsidiaries, VIE and VIE’s subsidiaries	(66,130)	—	3,743	3,760	58,627	—
(Loss)/profit for the year	(142,245)	3,743	3,760	(66,157)	58,627	(142,272)
For the Year Ended December 31, 2022
	Parent	PRC VIE and its consolidated subsidiaries	WFOE	Other subsidiaries and consolidated entities	Eliminating adjustments	Consolidated totals
	US$ (in thousands)
Third-party revenue	—	485	—	128,135	—	128,620
Intercompany revenue	—	37,246	1,257	959	(39,462)[1]	—
Cost of revenue and operating expenses	(6,700)	(39,979)	(1,231)	(220,441)	39,462 [1]	(228,889)
Operating (loss)/profit	(6,700)	(2,248)	26	(91,347)	—	(100,269)
Share of losses from subsidiaries, VIE and VIE’s subsidiaries	(93,771)	—	(2,718)	(2,695)	99,184	—
Loss for the year	(122,705)	(2,718)	(2,695)	(93,918)	99,184	(122,852)

____________

Note:

For the eliminating adjustments:

1.       Represents the intercompany charges between the PRC VIE and its consolidated subsidiaries, the WFOE and the other subsidiaries and consolidated entities, which were eliminated at the consolidation level.

The following tables present the summary balance sheet data for Esquared Capital Limited, its subsidiaries and its consolidated entities, the WFOE and the PRC VIE and its consolidated subsidiaries as of the dates presented:

As of December 31, 2024
	Parent	PRC VIE and its consolidated subsidiaries	WFOE	Other subsidiaries and consolidated entities	Eliminating adjustments	Consolidated totals
	US$ (in thousands)
ASSETS
Intangible assets	—	8,657	—	5,694	—	14,351
Right-of-use assets	—	443	—	4,753	—	5,196
Investment in subsidiaries, VIE and VIE’s subsidiaries, associates and a joint venture	70,224	—	—	26,437	(70,224)[1]	26,437
Amounts due from group companies	44,733	5,834	165	40,199	(90,931)[2]	—
Trade receivables, net, other receivables, deposits and prepayment	50,206	10,234	—	107,456	—	167,896
Other assets	—	7,076	—	107,321	—	114,397
Cash and cash equivalents	102	10,813	11,450	124,045	—	146,410
Total assets	165,265	43,057	11,615	415,905	(161,155)	474,687

LIABILITIES
Convertible preferred shares	1,161,243	—	—	—	—	1,161,243
Trade and other payables	670	13,249	293	186,068	—	200,280
Amounts due to group companies	—	40,426	252	50,253	(90,931)[2]	—
Investment deficits in subsidiaries, VIE and VIE’s subsidiaries	—	—	16,119	5,049	(21,168)[1]	—
Lease liabilities	—	401	—	5,396	—	5,797
Other liabilities	—	5,100	—	98,946	—	104,046
Total liabilities	1,161,913	59,176	16,664	345,712	(112,099)	1,471,366
Total (deficit)/equity	(996,648)	(16,119)	(5,049)	70,193	(49,056)	(996,679)
As of December 31, 2023
	Parent	PRC VIE and its consolidated subsidiaries	WFOE	Other subsidiaries and consolidated entities	Eliminating adjustments	Consolidated totals
	US$ (in thousands)
ASSETS
Intangible assets	—	3,708	—	6,115	—	9,823
Right-of-use assets	—	223	—	4,648	—	4,871
Investment in associates and a joint venture	—	—	—	31,581	—	31,581
Amounts due from group companies	696,571	3,056	—	48,297	(747,924)[2]	—
Trade receivables, net, other receivables, deposits and prepayment	—	11,918	11	111,868	—	123,797
Other assets	—	13,973	—	65,466	—	79,439
Cash and cash equivalents	140	7,799	11,623	115,898	—	135,460
Total assets	696,711	40,677	11,634	383,873	(747,924)	384,971

LIABILITIES
Convertible preferred shares	1,034,138	—	—	—	—	1,034,138
Trade and other payables	537	10,661	199	135,955	—	147,352
Amounts due to group companies	—	45,014	42	702,868	(747,924)[2]	—
Investment deficits in subsidiaries, VIE and VIE’s subsidiaries	565,017	—	21,041	9,648	(595,706)[1]	—
Lease liabilities	—	236	—	4,899	—	5,135
Other liabilities	—	5,807	—	95,537	—	101,344
Total liabilities	1,599,692	61,718	21,282	948,907	(1,343,630)	1,287,969
Total deficit	(902,981)	(21,041)	(9,648)	(565,034)	595,706	(902,998)

As of December 31, 2022
	Parent	PRC VIE and its consolidated subsidiaries	WFOE	Other subsidiaries and consolidated entities	Eliminating adjustments	Consolidated totals
	US$ (in thousands)
ASSETS
Intangible assets	—	1,626	—	6,870	—	8,496
Right-of-use assets	—	1,386	—	6,057	—	7,443
Investment in associates	—	—	—	800	—	800
Amounts due from group companies	651,196	2,098	139	34,245	(687,678)[2]	—
Trade receivables, net, other receivables, deposits and prepayment	—	8,982	1	59,013	—	67,996
Other assets	—	3,608	—	61,943	—	65,551
Cash and cash equivalents	10	3,682	12,011	116,116	—	131,819
Total assets	651,206	21,382	12,151	285,044	(687,678)	282,105

LIABILITIES
Convertible preferred shares	900,443	—	—	—	—	900,443
Trade and other payables	322	11,690	276	87,138	—	99,426
Amounts due to group companies	—	33,341	200	654,137	(687,678)[2]	—
Investment deficits in subsidiaries, VIE and VIE’s subsidiaries	499,619	—	25,367	13,692	(538,678)[1]	—
Lease liabilities	—	1,448	—	6,355	—	7,803
Other liabilities	—	270	—	23,331	—	23,601
Total liabilities	1,400,384	46,749	25,843	784,653	(1,226,356)	1,031,273
Total deficit	(749,178)	(25,367)	(13,692)	(499,609)	538,678	(749,168)

____________

Notes:

For the eliminating adjustments:

1.       Represents the elimination of the investments in the other subsidiaries and the WFOE.

2.       Represents the elimination of intercompany balances between the parent, its subsidiaries and its consolidated entities, the WFOE and the PRC VIE and its consolidated subsidiaries.

The following tables present the summary cash flow data for Esquared Capital Limited, its subsidiaries and its consolidated entities, the WFOE and the PRC VIE and its consolidated subsidiaries for the periods presented:

For the Year Ended December 31, 2024
	Parent	PRC VIE and its consolidated subsidiaries	WFOE	Other subsidiaries and consolidated entities	Eliminating adjustments		Consolidated totals
	US$ (in thousands)
Net cash (used in)/generated from operating activities	(14,049)	2,361	(181)	59,732	—		47,863
Include:
Intercompany advances	(15,400)	(491)	139	15,752	—		—
Intercompany charges	—	(66,543)	1,449	65,094	—	[1]	—
Net cash generated from/(used in) investing activities	—	1,695	8	(47,468)	—		(45,765)
Net cash generated from/(used in) financing activities	14,011	(1,043)	—	(4,254)	—		8,714

For the Year Ended December 31, 2023
	Parent	PRC VIE and its consolidated subsidiaries	WFOE	Other subsidiaries and consolidated entities	Eliminating adjustments		Consolidated totals
	US$ (in thousands)
Net cash (used in)/generated from operating activities	(44,715)	19,651	(402)	(17,172)	—		(42,638)
Include:
Intercompany advances	(46,800)	(1,118)	137	47,781	—		—
Intercompany charges	—	(1,097)	1,124	(27)	—	[1]	—
Net cash (used in)/ generated from investing activities	—	(14,501)	14	19,041	—		4,554
Net cash generated from/(used in) financing activities	44,845	(1,033)	—	(4,022)	—		39,790
For the Year Ended December 31, 2022
	Parent	PRC VIE and its consolidated subsidiaries	WFOE	Other subsidiaries and consolidated entities	Eliminating adjustments	Consolidated totals
	US$ (in thousands)
Net cash (used in)/generated from operating activities	(13)	3,727	439	(65,538)	—	(61,385)
Include:
Intercompany advances	1	(728)	(280)	1,007	—	—
Intercompany charges	—	39,432	1,714	(41,146)	— [1]	—
Net cash (used in)/generated from investing activities	—	(1,301)	—	166,938	11,456 [2]	177,093
Include:
Capital contribution to WFOE	—	—	—	(11,456)	11,456	—
Net cash generated from/(used in) financing activities	23	(1,032)	11,456	(4,041)	(11,456)[2]	(5,050)
Include:
Capital contribution from other subsidiaries and consolidated entities	—	—	11,456	—	(11,456)	—

____________

Notes:

For the eliminating adjustments:

1.       The cash flows represent the intercompany charges eliminated at the consolidation level. For the year ended December 31, 2022, the PRC VIE received US$39.4 million in cash, and for the years ended December 31, 2023 and 2024, the PRC VIE paid US$1.1 million and US$66.5 million in cash, respectively, to the subsidiary in Hong Kong, which were eliminated at the consolidated level.

2.       The cash flows represent capital injections from other subsidiaries and consolidated entities to the WFOE, which were eliminated at the consolidation level.

Risk Factors

Investing in the ADSs involves a high degree of risk. You should carefully consider the following risks and uncertainties and all other information contained in this prospectus before investing in the ADSs. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of the ADSs could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our continued success depends on our ability to cost-effectively attract and engage merchants and users. If we fail to attract new or retain current merchants and users, or if merchants and users engage less with us, our business, results of operations and financial condition and prospects could be harmed.

Our success significantly depends on our ability to cost-effectively retain existing and attract new merchants and users, as well as increase their utilization of our platform and products and services. If merchants choose not to offer their products or services through our platform, or choose to offer them through other platforms, we may not be able to offer a sufficient supply of experiences to attract new and retain existing users. Similarly, if users engage less with or cease to use our platform, we may not be able to provide merchants with sufficient opportunities to find orders and earn income, which could harm our reputation and reduce the perceived utility of our platform. Adverse changes in key arrangements with our merchants, increasing industry consolidation or our inability to enter into or renew arrangements with merchants on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business, financial condition and results of operations.

Failure to attract and retain merchants and users would adversely affect our financial results. Our ability to attract and retain merchants and users could be materially and adversely affected by a number of factors discussed elsewhere in these “Risk Factors,” including:

•        failure to meet merchant or user expectations;

•        increased competition and use of our competitors’ platforms and products;

•        failure to provide differentiated and adequate supply of experiences at competitive prices;

•        failure to provide timely and adequate support to merchants or users;

•        failure to provide new or enhanced offerings or features that merchants or users value;

•        declines or inefficiencies in our marketing efforts;

•        negative associations with, or reduced awareness of, our brand;

•        negative perceptions of the trust and safety of our platform;

•        events beyond our control such as pandemics and health concerns, restrictions on travel, immigration and visa policy changes, trade disputes, economic downturns, the impact of climate change on travel, including fires, floods, severe weather and other natural disasters, and the impact of climate change on seasonal destinations; and

•        macroeconomic and other conditions outside of our control affecting the travel industry generally.

In addition, we could fail to convert first-time users into recurring users and fail to engage with existing users if any of the following situations occur: users finding our platform not easy to navigate, users having an unsatisfactory sign-up, search, booking or payment experience on our platform, product offerings on our platform not being displayed effectively to users, our failure to effectively engage with users across our various offerings or our failure to provide experiences in a manner that meets rapidly evolving demand. This could materially and adversely affect our business, results of operations and financial condition.

Any decline or disruption in the travel industry, particularly the experiences sector, or economic downturn could materially and adversely affect our business, results of operations and financial condition.

Our financial performance is dependent on the strength of the travel industry and also subject to global economic conditions and their impact on levels of discretionary consumer spending. Factors that have an impact on discretionary consumer spending include, without limitation, general economic conditions, inflation, worldwide or regional recession, unemployment, consumer debt, reductions in net worth, fluctuations in exchange rates, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, tariffs and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected, which could lead to a decline in bookings and prices for experiences offerings on our platform and an increase in cancellations, and thus result in lower revenue or GTV. In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with our merchants.

The experiences sector in particular, which accounts for a substantial majority of our current business, is dependent on discretionary consumer spending levels. Downturns in worldwide or regional economic conditions have led to a general decrease in experiences spending and similar downturns in the future may materially and adversely impact demand for our platform and products and services. Such a shift in consumer behavior could materially and adversely affect our business, results of operations and financial condition.

Moreover, events beyond our control, such as unusual or extreme weather or natural disasters (including earthquakes, hurricanes, fires, tsunamis, floods, severe weather, droughts and volcanic eruptions), travel-related health concerns (including pandemics and epidemics), restrictions related to travel, trade disputes, immigration and visa policy changes, wars, terrorist attacks, sources of political uncertainty, protests, foreign policy changes, regional hostilities, imposition of taxes or surcharges by regulatory authorities, changes in regulations, policies or conditions related to sustainability (including climate change, work stoppages, labor unrest or travel-related accidents), can disrupt travel globally or otherwise result in declines in travel demand. Because these events or concerns, and their full impact, are largely unpredictable, they can dramatically and suddenly affect travel behavior of consumers, and therefore demand for our platform and products and services, which could materially and adversely affect our business, results of operations and financial condition. Events such as sudden outbreaks of wars or regional instability, including in the Middle East, have led to a large number of localized cancellations and safety concerns, which harmed our business and relationship with our users. In addition, increasing awareness around the impact of air travel on climate change and the impact of over-tourism may adversely impact the travel industry and demand for our platform and products and services.

We are subject to risks associated with operating in the rapidly evolving APAC, and are therefore exposed to various risks inherent in operating and investing in the region. Our operations and investments in APAC are subject to various risks related to the economic, political and social conditions of the geographic markets in which we operate, including risks related to the following:

•        inconsistent and evolving regulations, licensing and legal requirements may increase our operational risks and cost of operations among the geographic markets in APAC;

•        currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

•        the effects of inflation within APAC generally and/or within any specific country in which we operate may increase our cost of operations;

•        governments or regulators may impose new or more burdensome regulations, visa policies, taxes or tariffs;

•        political changes may lead to changes in the business, legal and regulatory environments in which we operate;

•        economic downturns, business closures, political instability, civil disturbances, war, military conflict, religious or ethnic strife, terrorism and general security concerns may negatively affect our operations;

•        enactment or any increase in the enforcement of regulations, including, but not limited to, those related to personal data protection and localization and cybersecurity, may incur compliance costs;

•        health epidemics, pandemics or disease outbreaks (including COVID-19) may affect our operations and demand for our offerings; and

•        natural disasters like volcanic eruptions, tsunamis, floods, typhoons and earthquakes may impact our operations severely.

For details, please see “— Risks Related to Doing Business in the Geographic Markets in Which We Operate.”

We may not be able to sustain our historical revenue or GTV growth or manage our revenue or GTV growth in an effective manner.

We have experienced significant revenue and GTV growth in the past. However, there is no assurance that this revenue and GTV growth will continue. Our future revenue and GTV growth depends on the growth of supply and demand of experiences options available on our platform, and our business is affected by general economic and business conditions worldwide as well as trends in the global travel industry. In addition, we believe that our revenue and GTV growth depends upon a number of factors, including:

•        our ability to retain and grow the number of users and experiences booked;

•        our ability to retain and grow the number of experiences options available on our platform;

•        competition;

•        the legal and regulatory landscape in geographic markets in which we operate and changes in the application of existing laws and regulations or adoption of new laws and regulations that impact our business and/or users, including changes in tax laws;

•        the level of consumer awareness and perception of our brand;

•        our ability to build and strengthen trust on our platform;

•        the level of spending on brand and performance marketing to attract users to our platform;

•        our ability to grow new offerings and to deepen our presence in certain geographic markets;

•        our ability to maintain or improve our monetization rate while retaining our competitiveness with merchants;

•        timing, effectiveness and costs of expansion and upgrades of our platform and infrastructure;

•        events beyond our control such as pandemics and other health concerns, increased or continuing restrictions on travel, immigration and visa policy changes, trade disputes, economic downturns, the impact of climate change on travel, including fires, floods, severe weather and other natural disasters, and the impact of climate change on seasonal destinations; and

•        other risks described elsewhere in this prospectus.

If our revenue or GTV does not improve, we may not achieve profitability and our business, results of operations and financial condition could be materially and adversely affected.

The business and industry in which we participate are highly competitive, and we may be unable to compete successfully with our current or future competitors.

We operate in a highly competitive environment, and we face significant competition in attracting merchants and users.

•        Merchants:    We compete to attract, retain and engage merchants on our platform to offer their experiences-centric products and packages. Merchants have a range of options to offer their products and services, both online and offline. It is also common for merchants to offer their products and services on multiple platforms. We compete for merchants based on many factors, including the volume of bookings generated by our users, ease of use of our platform (including our onboarding process and customer support), the markups we charge, merchant protections and our brand.

•        Users:    We compete to attract, retain and engage users on our platform. Users have a range of options to find and book experiences, transportation and accommodations, both online and offline. We compete for users based on many factors, including unique inventory and availability of offerings, the value and all-in cost of our offerings relative to other options, our brand, ease of use of our platform, the relevance and personalization of search results, the trust and safety of our platform and customer support.

We compete with both online travel agencies and digital platforms that offer travel-related experiences, as well as established players in adjacent sectors — such as flight- and hotel-booking platforms — that are expanding into experiences. Many of these competitors have longer operating histories, greater financial, technical, marketing, other resources, larger user bases and/or inventory for experiences, transportation and accommodations than we do. These competitors also have access to larger volumes of data and more frequently utilized platforms, which may enable better user understanding and more relevant content delivery. Our competitors have previously and may continue to develop technology (including AI agents powered by GenAI that can facilitate travel-related services), products, services or interfaces that are similar to ours quickly and at scale or achieve greater market acceptance of their products and services than that of our products and services. Some of our competitors also operate existing products that have significant market power in certain market sectors, and they could use such market power to advance their own products or services that compete with ours. Increased competition could result in reduced demand for our platform from users, slow our growth and materially and adversely affect our business, results of operations and financial condition.

The global travel industry has experienced significant consolidation, and we expect this trend to continue as companies attempt to strengthen or hold their respective market positions in a highly competitive industry. Consolidation amongst our competitors will enhance their scale, capacity, abilities, resources and cost efficiencies. In addition, emerging start-ups may be able to innovate and focus on developing a new product or service faster than we can, or they may be better able to anticipate consumer needs and desires for new offerings or technologies than we can.

Some of our competitors or potential competitors may have more established or varied relationships with consumers than we do, and they could use these advantages in ways that could affect our competitive position, including by entering the experiences sector. In certain jurisdictions, we also partner with some existing or potential competitors, such as certain social platforms and online travel platforms, from which we currently derive substantial value, and those competitors could reduce or eliminate the value we receive. If our partners discontinue their relationship with us, we may lose the users they direct to us, which could negatively impact our user growth and engagement. As a result, our business, revenue and financial results could be harmed.

We have a history of net losses, and we may not achieve profitability in the near future.

We incurred losses of US$122.9 million, US$142.3 million and US$99.3 million for the years ended December 31, 2022, 2023 and 2024, respectively. We incurred losses of US$74.1 million and US$73.3 million in the six months ended June 30, 2024 and 2025, respectively. Historically, we have invested significantly in efforts to grow our user base, introduce new or enhanced offerings and features, increase our marketing spending, expand our operations, hire additional employees and enhance our platform. We have reduced our operating expenses as a percentage of GTV, including selling and marketing expenses and research and development expenses. Moving forward, we expect to continue making significant investments in our business and our user base, including improvements to enhance the reliability and trust of our platform, technology and infrastructure. Such efforts may be more expensive than we currently anticipate, and our revenue may not increase sufficiently to offset such higher expenses. Any failure to increase our revenue or any failure to manage the increase in our operating expenses could prevent us from achieving or sustaining profitability as measured by net income.

Our efforts to launch new offerings and initiatives are costly, and if we are unable to successfully pursue such offerings and initiatives, we may fail to grow, and our business, results of operations and financial condition could be materially and adversely affected.

We need to continue to invest in the development of new offerings and initiatives that differentiate us from our competitors. Developing and delivering these new offerings and initiatives increase our expenses and our organizational complexity, and we may experience difficulties in developing and implementing these new offerings and initiatives.

Our new offerings and initiatives have a high degree of risk, as they may involve unproven businesses with which we have limited or no prior development or operating experience. There can be no assurance that consumer demand for such offerings and initiatives will exist or be sustained at the levels that we anticipate, that we will be able to successfully manage the development and delivery of such offerings and initiatives, or that any of these offerings or initiatives will gain sufficient market acceptance to generate sufficient revenue to offset associated expenses or liabilities. It is also possible that offerings developed by others will render our offerings and initiatives noncompetitive or obsolete. Further, these efforts entail investments in our systems and infrastructure, generating additional legal and regulatory compliance expenses, which could distract management from current operations and divert capital and other resources from our more established offerings and geographic markets. Even if we are successful in developing new offerings and initiatives, regulatory authorities may subject us or our users to new rules, taxes, or restrictions or more aggressively enforce existing rules, taxes, or restrictions, that could increase our expenses or prevent us from successfully commercializing these initiatives. If we do not realize the expected benefits of our investments, we may fail to grow our business, and our results of operations and financial condition could be materially and adversely affected.

If we are unable to manage the risks relating to doing business in multiple jurisdictions, our business, results of operations and financial condition could be materially and adversely affected.

We have been focused on APAC with growing international operations. We offer a wide array of experiences options covering approximately 4,000 destinations around the world. As of June 30, 2025, we had offices in 18 geographic markets and had approximately 1,900 employees located internationally. We expect to continue to invest in expanding our international operations. Managing a global organization is difficult, time-consuming and expensive and requires significant management attention and careful prioritization. Any international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to risks, which include:

•        operational and compliance challenges caused by distance, language, legal and cultural differences;

•        the costs and resources required to localize our platform and products and services, which often require the translation of our platform into foreign languages and adaptation for local practices and regulatory requirements;

•        unexpected, more restrictive, differing and conflicting laws and regulations, including laws governing internet activities, tourism, visas, taxes, licensing, marketing activities, registration and/or verification of users, registration of real property interests, ownership of intellectual property, content, data collection and privacy, security, data localization, data transfer, government access to personal information and other activities important to our business;

•        uncertainties regarding the interpretation of national and local laws and regulations, uncertainty in the enforceability of legal rights and uneven application of laws and regulations to businesses;

•        competition with companies that understand local markets better than we do, or that have a local presence and preexisting relationships with potential merchants and users in the geographic markets where we operate;

•        legal uncertainty regarding our liability for offerings, products and content provided by our merchants and partners;

•        uncertain resolutions of litigations or regulatory inquiries;

•        variations in payment forms for users, increased operational complexity around payments, and the inability to offer local payment forms like cash or country-specific digital forms of payment;

•        lack of familiarity and the burden of complying with a wide variety of foreign laws, legal standards and regulatory requirements, which are complex, sometimes inconsistent and subject to unexpected changes;

•        potentially adverse tax consequences, including those resulting from the complexities of foreign corporate income tax systems, value added tax (“VAT”) regimes, tax withholding rules, often known as transient or occupancy taxes, hotel taxes and other indirect taxes, tax collection or remittance obligations, as well as restrictions on the repatriation of earnings;

•        difficulties in managing and staffing international operations, including due to differences in legal, regulatory and collective bargaining processes;

•        fluctuations in currency exchange rates, for which please also see “— Risks Related to Doing Business in the Geographic Markets in Which We Operate — Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results”;

•        regulations governing the control of local currencies and impacting the ability to collect and remit funds in such currencies;

•        oversight by foreign government agencies whose approach to data security, privacy or human rights may be inconsistent with that taken by governments in other geographic markets;

•        increased financial accounting and reporting burdens, and complexities and difficulties in implementing and maintaining adequate internal controls in an international operating environment;

•        political, social and economic instability and tensions, terrorist attacks and security concerns in general;

•        operating in geographic markets that have a higher risk of corruption; and

•        reduced or varied protection for our intellectual property rights in some geographic markets.

These risks could adversely affect our international operations, which could in turn adversely affect our business, financial condition and operating results. Our international operations may also be negatively affected by any deterioration of the political and economic relations between the jurisdictions where we operate and other geopolitical challenges. In addition, as our global operations evolve, we cannot assure you that we are able to fully comply with the legal requirements of each jurisdiction and successfully adapt our business models to local market conditions. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Due to the complexity involved in our international business operations, we cannot assure you that we are or will be in compliance with all local laws. Please also see “— Risks Related to Doing Business in the Geographic Markets in Which We Operate.”

We are subject to a wide variety of complex, evolving and sometimes inconsistent and ambiguous laws and regulations that may adversely impact our operations and discourage users from engaging with our platform.

Users search for experiences on our platform in more than 200 geographic markets around the world. The laws and regulations of each jurisdiction in which we operate are distinct and may result in inconsistent or ambiguous interpretations among local, regional, or national laws or regulations applicable to our business. Compliance with laws and regulations of different jurisdictions imposing varying standards and requirements increases costs and potential liability to our business and makes it difficult to realize business efficiencies and economies of scale. The complexity of our platform and changes required to comply with the large number of disparate requirements can lead to compliance gaps if our internal resources cannot keep up with the pace of regulatory change and new requirements imposed on our platform, or if our platform does not work as intended or has errors or bugs.

The application of existing laws and regulations to our business and platform can be unclear and may be difficult for merchants, users and us to understand and apply. The application of laws and regulations are also subject to change, as governments or government agencies may seek to apply legacy systems of laws or adopt new laws to new online business models in the travel industry, including ours. Uncertain and unclear application of such laws and regulations to merchant and/or user activities and our platform could cause and has caused some of our merchants and/or users to leave or choose not to use our platform, reduce supply and demand for our platform and products and services, increase the costs of compliance with such laws and regulations and increase the threat of litigation or enforcement actions related to our platform, all of which could materially and adversely affect our business, results of operations and financial condition. See also our risk factor titled “— We could face liability or claims for information, content, products or services, including those provided by third parties, on or accessible through our platform.”

We take certain measures to comply with laws and regulations. These measures, changes to these measures, and any future measures we adopt could increase friction on our platform, reduce the number of experiences options offered by merchants on our platform and reduce the activity of users on our platform. We may be subject to additional laws and regulations that could require significant changes to our platform that discourage users from engaging with our platform.

In addition to laws and regulations directly applicable to the travel industry, we are subject to other laws and regulations governing our business practices, including but not limited to those related to tourism, consumer protection, internet, data privacy and security, insurance and labor and employment. We are also subject to laws and regulations governing the design and operation of our platform, and the operations, characteristics and quality of our platform and products and services. We are also subject to local laws across the jurisdictions in which we have employees, including wage and hour laws and other employment compliance requirements.

Any new or existing laws and regulations applicable to existing or future business areas, including amendments to or repeal of existing laws and regulations, or new interpretations, applications, or enforcement of existing laws and regulations, could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations and materially and adversely impact bookings on our platform, thereby materially and adversely affecting our business, results of operations and financial condition.

Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition and results of operations.

As a global business, we face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, as well as unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere, have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, decreased international travel, regulatory changes and/or lower discretionary spending, which could impact our supply chain, operations and consumer demand.

Recently, the United States has proposed multiple rounds of tariffs on a wide range of goods imported from various countries and regions, including countries and regions in which we do business, and further tariff increases could be imposed as trade tensions escalate. Historically, tariffs have led to increased trade and political tensions between other countries around the world.

Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and the market prices of our ADSs.

Furthermore, such tensions may lead to consumer boycotts, increased security measures and travel restrictions, all of which could negatively affect our ability to conduct business and expand into new markets. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition and results of operations.

Separately, we may also be subject to review and enforcement under laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and the investor profile. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors.

These laws are also regularly changed and updated. For example, the Office of Investment Security of the U.S. Department of the Treasury (“U.S. Treasury”) recently issued a final rule (the “Outbound Investment Rule”) to implement Executive Order 14105, which establishes a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, along with the Special Administrative Region of Hong Kong and Special Administrative Region of Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China, along with Hong Kong and Macau, that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies and artificial intelligence (“AI”) systems. We believe we are not a “Covered Foreign Person” as defined in the Outbound Investment Rule because we do not engage in any “covered activity” as defined in the Outbound Investment Rule or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Treasury will take the same view. If we were to be deemed a Covered Foreign Person due to changes in our business operations, amendments to relevant laws and regulations or other factors, our ability to raise capital would be significantly and negatively affected. In such case, the trading prices of the ADSs may be materially and adversely affected. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance and growth prospects.

Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of business operations, and they may also restrict our ability to raise capital from U.S. and other sources if we engage in the development of such technologies.

We operate a platform that includes third parties over whose actions we have no control.

Our business requires the participation of third parties such as merchants whose offerings appear on our platform, Klook Kreators who help us to produce content to grow traffic to our platform, and users who provide reviews of the offerings on our platform. We cannot be certain that the offerings that our merchants provide will all be legitimate, of a sufficiently high quality or accurate. Likewise, we cannot be certain that the content produced by our Klook Kreators will be legitimate or accurately depict our platform and/or the offerings on our platform. We cannot control the actions of these third parties and if they do not perform their functions to our satisfaction or the satisfaction of our users, it may damage the reputation of our platform. Further, while we have agreements with each of these parties that obligate them to carry out their respective businesses in a professional manner, any legal protections we might have could be insufficient to compensate us for our losses and would not be able to repair the damage to our reputation.

If we fail to comply with laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, an erosion of trust and increased regulation which could materially and adversely affect our business, results of operations and financial condition.

Privacy and data protection laws, rules and regulations are complex, and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Compliance with such laws may require changes to our data collection, use, transfer, disclosure, other processing and certain other related business practices and may thereby increase compliance costs or have other material and adverse effects on our business. As part of our business processes, we collect and use personal data, such as names, dates of birth, email addresses, phone numbers, and identity verification information (for example, government-issued identification or passport), as well as credit card or other financial information that users provide to us. The laws of many geographic markets require businesses that maintain such personal data to implement reasonable measures to keep such information secure and otherwise restrict the ways in which such information can be collected and used.

For example, we are subject to multiple data privacy and security laws in the United States, including the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CPRA,” and collectively, “CCPA”) and several other state laws, which introduce new data protection and privacy rights, require covered companies to provide new disclosures, and in some cases introduce a private right of action for certain data breaches. In the European Union (the “EU”), we are subject to the General Data Protection Regulation (the “EU GDPR”), which regulates our collection, control, processing, sharing, disclosure and other use of personal data that can directly or indirectly identify a living individual, and imposes stringent data protection requirements and restrictions on the transfer of personal information to countries outside the EU, with significant penalties and the risk of civil litigation for non-compliance. In the United Kingdom (the “UK”), we are subject to the UK General Data Protection Regulation (the “UK GDPR”). We cannot predict how the UK GDPR and other UK privacy and information security laws, rules or regulations may develop, including as compared to the EU GDPR, nor can we predict the effects of divergent laws and related guidance. Moreover, the United Kingdom is currently in the process of reforming its data protection framework. This may lead to future divergence and variance between the two regimes.

As a result of changes in the laws, rules and regulations governing cross-border transfers of personal information, we have had to make, and continue to make, certain operational changes, conduct assessments of our data transfer policies and procedures, and update and implement revised standard contractual clauses and other relevant documentation and measures for intragroup, customer and vendor arrangements requiring transfers of personal information outside the European Economic Area (the “EEA”) and the UK, including to the United States, within required time frames. We may be adversely impacted as the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers.

In Singapore and Hong Kong, we are subject to the Personal Data Protection Act and the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), respectively. In mainland China, we are also subject to evolving data privacy and security laws, rules and regulations, particularly the Cybersecurity Law (“CSL”), the Data Security Law (“DSL”) and the Personal Information Protection Law (“PIPL”), along with their implementing regulations and standards. We cannot predict what impact these laws and regulations or the increased costs of compliance, if any, will have on our operations in mainland China, in particular the DSL or PIPL, or the increased costs of compliance, if any, will have on our operations in mainland China due to their recent enactment and the limited guidance available, particularly on PIPL, which entities are awaiting further guidance on, particularly on the scope of data localization requirement. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities. For more information, see “Regulation — Data Privacy and Security.”

Recent developments in certain jurisdictions where we operate may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers between jurisdictions. As our lead supervisory authorities and other data protection regulators issue further guidance on personal data export mechanisms, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines. If we are otherwise unable to transfer personal data between and among geographic markets in which we operate, it could affect the manner in which we provide our products and services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, results of operations and financial condition.

Various other governments and consumer agencies around the world have also called for new regulations and changes in industry practices and many have enacted different and often contradictory requirements for protecting personal information collected and maintained electronically. Compliance with numerous and contradictory requirements of different jurisdictions is particularly difficult and costly for an online business such as ours, which collects personal information from users and other individuals in multiple jurisdictions. If any jurisdiction in which we operate adopts news laws or changes its interpretation of its laws, rules, or regulations relating to data residency or localization such that we are unable to comply in a timely manner or at all, we could risk losing our rights to operate in such jurisdiction. While we have invested and continue to invest significant resources to comply with privacy regulations around the world, many of these regulations expose us to the possibility of material penalties, significant legal liability, changes in how we operate or offer our products, and interruptions or cessation of our ability to operate in key geographic markets, any of which could materially and adversely affect our business, results of operations and financial condition.

For example, the government in mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas, including new measures to conduct cybersecurity reviews. On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that “a network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant governmental authorities in mainland China may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures. Further, we have not been subject to any material penalties, fines, suspensions, investigations from any competent authorities for violation of the existing regulations and policies related to cybersecurity in the PRC. However, the interpretation and implementation of existing measures is still evolving and the PRC regulatory agencies may further adopt new laws, regulations, rules, or detailed implementation and interpretation related to the above-mentioned measures, which may have a material adverse impact on this offering and our future operations.

When we are required to disclose personal data pursuant to demands from government agencies in the jurisdictions where we operate, including tax authorities, regulators, law enforcement agencies and intelligence agencies, our users and privacy regulators in certain jurisdictions could perceive such disclosure as a failure by us to comply with privacy and data protection policies, notices and laws, which could result in proceedings or actions against us in the same or other jurisdictions. Conversely, if we do not provide the requested information to government agencies due to a disagreement on the interpretation of the law, we are likely to face enforcement action from such government, engage in litigation, face increased regulatory scrutiny and experience an adverse impact on our relationships with governments or our ability to offer our products and services within certain jurisdictions. Any of the foregoing could materially and adversely affect our brand, reputation, business, results of operations and financial condition.

Our business also increasingly relies on AI and automated decision-making to improve our products and services and tailor our interactions with our users. However, in recent years, the use of these methods has come under increased regulatory scrutiny. New laws, guidance and/or decisions in this area may limit our ability to use AI models, or require us to make changes to our operations that may decrease our operational efficiency, result in an increase in operating expenses and/or hinder our ability to improve our products and services.

Any failure or perceived failure by us to comply with privacy and data protection policies, notices, laws, rules and regulations could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations and financial condition could be materially and adversely affected.

Maintaining and enhancing our brand and reputation are critical to our growth, and negative publicity could damage our brand and thereby harm our ability to compete effectively, and could materially and adversely affect our business, results of operations and financial condition.

Our brand and reputation are among our most important assets. Maintaining and enhancing our brand and reputation are critical to our ability to attract merchants and users, to compete effectively, to preserve and deepen the engagement of our existing merchants and users, to maintain and improve our position in the jurisdictions where we operate and to mitigate legislative or regulatory scrutiny, litigation and government investigations. We are heavily dependent on merchants and users who engage with our platform to help make word-of-mouth recommendations that contribute to our growth.

As part of our efforts to increase merchant and user traffic to our platform, we also cooperate with many Klook Kreators, most of whom are social media content creators and influencers that share their lifestyle and experiences with Klook through their social media accounts. Although we have adopted certain policies to manage the content posted by our Klook Kreators in connection with Klook, we have limited control over our Klook

Kreators. We cannot guarantee that all of the Klook Kreators comply with our requirements and policies, which may in turn result in breach of public policies and reputational damage. This could materially and adversely affect our business, results of operation and financial condition.

Any incident, whether actual or rumored to have occurred, involving the quality of experiences options available on our platform, merchants, users, fraudulent transactions, or incidents that are mistakenly attributed to us, and any media coverage resulting therefrom, could create a negative public perception of our platform, which would adversely impact our ability to attract users. In addition, when bookings are canceled and we fail to provide timely refunds to users in connection with cancellations, user perception of our platform may be adversely impacted and the users may not engage with our platform in the future. The impact of these issues may be more pronounced if we are seen to have failed to provide prompt and appropriate customer support or satisfactory resolutions, or if our platform policies are perceived to be too permissive or too restrictive. We have been and may be the subject of media reports, social media posts, blogs and other forums that contain allegations about our business or activity on our platform that create negative publicity. As a result of these complaints and negative publicity, some merchants may in the future refrain from cooperating with us, and some users may have refrained from, and may in the future refrain from, engaging with our platform, which could materially and adversely affect our business, results of operations and financial condition.

In addition, our brand and reputation could be harmed if we fail to act responsibly or are perceived as not acting responsibly, or fail to comply with regulatory requirements of certain governments or agencies, in a number of areas, such as safety and security, data security, privacy practices, provision of information about users and activities on our platform, sustainability, human rights, diversity, non-discrimination and support for employees and local communities. We may face media, legislative, or government scrutiny on a range of issues, including the perceived impacts of over-tourism, privacy practices, compliance with government or agency information requests, platform content, business practices, strategic plans, the environmental impact of travel, relationships with business partners, minority investments in private companies and practices related to our platform, offerings, employees, competition, litigation and regulatory responses. Social media compounds the potential scope of the negative publicity that could be generated and the speed with which such negative publicity may spread. Any resulting damage to our brand or reputation could materially and adversely affect our business, results of operations and financial condition.

In addition, we rely on our users to provide trustworthy reviews and ratings that other users may rely upon to decide whether or not to book a particular offering. We also rely on these reviews to enforce quality standards and to further strengthen trust among members of our community. Our users may be less likely to rely on reviews and ratings if they believe that our review system does not generate trustworthy reviews and ratings. We have procedures in place to combat fraud or abuse of our review system, but we cannot guarantee that these procedures are or will be effective. In addition, if our users do not leave reliable reviews and ratings, other potential users may disregard those reviews and ratings, and our systems that use reviews and ratings to enforce quality standards would be less effective, which could reduce trust within our community and damage our brand and reputation, and could materially and adversely affect our business, results of operations and financial condition.

If we are unable to adapt to changes in technology and the evolving demands of merchants and users, our business, results of operations and financial condition could be materially and adversely affected.

The industries in which we compete are characterized by rapidly changing technology, evolving industry standards, consolidation, frequent new offering announcements, introductions, enhancements and changing demands and preferences. Innovation, however, sometimes results in unintended consequences such as bugs. Our future success will depend on our ability to adapt our platform and products and services to evolving industry standards and local preferences and to continually innovate and improve the performance, features and reliability of our platform and products and services in response to competitive offerings and the evolving demands of merchants and users. Our future success will also depend on our ability to adapt to emerging technologies such as AI and cloud technologies. As a result, we intend to continue to spend significant resources maintaining, developing and enhancing our technologies and platform; however, these efforts may be more costly than expected and may not be successful. For example, we may not make the appropriate investments in new technologies, which could materially and adversely affect our business, results of operations and financial condition. Further, technological innovation often results in unintended consequences such as bugs, vulnerabilities and other system failures. Any such bug, vulnerability, or failure, especially in connection with a significant technical implementation or change, could result in lost business, harm to our brand or reputation, consumer complaints and other adverse consequences, any of which could materially and adversely affect our business, results of operations and financial condition.

Our platform is highly complex, and any undetected errors could materially and adversely affect our business, results of operations and financial condition.

Our platform is a complex system composed of many interoperating components and software. Our business is dependent upon our ability to prevent system interruption on our platform. Our software, including open-source software that is incorporated into our code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code have not been and may not be discovered until after the code has been released. We have, from time to time, found defects or errors in our system and software limitations that have resulted in, and may discover additional issues in the future that could result in, platform unavailability or system disruption. For example, defects or errors have resulted in and could result in the delay in making payments or overpaying or underpaying, which would impact our cash position and may cause merchants to lose trust in our operations. Any errors, bugs, or vulnerabilities discovered in our code or systems released to production or found in third-party software, including open-source software, that is incorporated into our code, any misconfigurations of our systems, or any unintended interactions between systems could result in poor system performance, an interruption in the availability of our platform, incorrect payments, negative publicity, damage to our reputation, loss of existing and potential users, loss of revenue or GTV, liability for damages, a failure to comply with certain legal or tax reporting obligations and regulatory inquiries or other proceedings, any of which could materially and adversely affect our business, results of operations and financial condition.

We currently rely on a number of third-party service providers to operate our business, and any interruptions or delays in services from these third parties, or regulatory or public scrutiny of such third parties, could impair the operation of our platform, and our business, results of operations and financial condition could be materially and adversely affected.

We rely on third-party service providers for certain aspects of our operations, including IT service providers for internet connections and networking, data storage and processing, trust and safety, security infrastructure, source code management and testing and deployment. In addition, a portion of our customer support operations are conducted by third parties at their facilities and we engage professional service providers for audit and legal services. We also collaborate with third-party service providers for maps and location data, and we integrate applications, content and data from third parties to operate our platform and offer our solution offerings.

We do not control the operation, physical security, or data security of any of these third-party providers. Despite our efforts to use commercially reasonable diligence in the selection and retention of such third-party providers, such efforts may be insufficient or inadequate to prevent or remediate such risks. Our third-party providers, including our cloud computing providers and our payment processing partners, may be subject to intrusions, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, acts of terrorism and other misconduct. They are vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes and similar events, and they may be subject to financial, legal, regulatory and labor issues, each of which may impose additional costs or requirements on us or prevent these third parties from providing services to us or our users on our behalf. In addition, these third parties may breach their agreements with us, disagree with our interpretation of contract terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail to or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of our platform and products and services, increase prices, impose additional costs or requirements on us or our users, or give preferential treatment to our competitors. Furthermore, our professional service providers have been and may be subject to regulatory investigations, sanctions and/or suspensions, including in the jurisdictions in which we operate. If we are unable to procure alternative service providers in a timely and efficient manner and on acceptable terms, or at all, we may be subject to business disruptions, losses, or costs to remediate any of these deficiencies. Our systems currently do not provide complete redundancy of data storage or processing or payment processing. Although we are in the process of developing a comprehensive business continuity and disaster recovery plans for all of our operations, there is no guarantee that such plans will be effective. The occurrence of any of the above events could result in users ceasing to engage with our platform, reputational damage, legal or regulatory proceedings, or other adverse consequences, which could materially and adversely affect our business, results of operations and financial condition.

We could face liability or claims for information, content, products or services, including those provided by third parties, on or accessible through our platform.

We could face claims relating to information or content that is published or made available on our platform. Our platform makes use of content that is provided by merchants, Klook Kreators, or users. Although content on our platform is sometimes provided by merchants, Klook Kreators, or users, claims of negligence, warranty, intellectual property infringement, or other alleged damages could be asserted against us. Regulators in the jurisdictions where we operate may introduce new regulatory regimes that increase potential liability for information or content available on our platform. As we continue to expand our offerings and scope of business, both in terms of the range of products and geographical operations, we may face or become subject to additional or different laws and regulations.

We may also be subject to claims pertaining to products and services provided by third parties on our platform, including but not limited to those under consumer protection laws such as health and safety claims and product liability claims, if property or people are harmed by the products and services sold on our platform. Governments, media outlets and public advocacy groups in the jurisdictions in which we operate have been increasingly focused on consumer protection in recent years. The products and services provided by merchants or other third parties on our platform may be misleading or low quality, and offerings of misleading or low-quality offerings on our platform may expose us to liabilities associated with consumer protection laws. For details, see “— We operate a platform that includes third parties over whose actions we have no control” and “Regulation — Consumer Protection”. Operators of travel platforms are subject to certain provisions of consumer protection laws in certain jurisdictions in which we operate even where the operator is not the provider of the products and services or offerings purchased by the consumer. For details, see “Regulation — Consumer Protection”.

Our rights of indemnity from the merchants on our platform may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business, financial condition and prospects. Our potential liability for information or content created by merchants, Klook Kreators, or users and posted to our platform could require us to implement additional measures to reduce our exposure to such liability, may require us to expend significant resources, may limit the desirability of our platform to users, may cause damage to our brand or reputation, and may cause us to incur time and costs defending such claims in litigation, thereby materially and adversely affecting our business, results of operations and financial condition.

We rely on traffic to our platform to grow revenue and GTV, and if we are unable to drive traffic cost-effectively, it could materially and adversely affect our business, results of operations and financial condition.

We believe that maintaining and strengthening our brand is an important aspect of our efforts to attract and retain users. We have invested considerable resources into establishing and maintaining our brand. Our brand marketing efforts include both online and offline marketing distribution channels. Our brand marketing efforts are expensive and may not be cost-effective or successful. For example, we collaborate with our Klook Kreators to produce a variety of audio and visual content promoting our brand. We also utilize both online and offline marketing channels, including search engine optimization (“SEO”), search engine marketing (“SEM”), digital ads and pop-up stands. If our competitors spend increasingly more on brand marketing efforts, we may not be able to maintain and grow traffic to our platform.

We have used performance marketing services offered by search engines and social media platforms to distribute paid advertisements that drive traffic to our platform. In 2024, less than 30% of the traffic to our platform came from non-organic marketing channels. The remainder of our traffic came through direct or unpaid channels, which include brand marketing and SEO, among others. A critical factor in attracting users to our platform is how prominently offerings are displayed in response to search queries for key search terms. The success of our brand has led to increased costs for relevant keywords as our competitors competitively bid on our keywords, including our brand name.

Additionally, we work with a network of more than 28,000 Klook Kreators that help us to generate social media content aimed at drawing users to our platform. If we are unable to secure cost-effective agreements with these social creators in the future or if their promotion efforts become less successful, user traffic to our network may decline, which would adversely affect our business, results of operations and financial condition.

The technology that powers much of our performance marketing is increasingly subject to strict regulation, and regulatory or legislative changes could adversely impact the effectiveness of our performance marketing efforts and, as a result, our business. Widespread adoption of regulations that significantly restrict our ability to use performance marketing technology could adversely affect our ability to market effectively to current and prospective users, and thus materially and adversely affect our business, results of operations and financial condition.

We also focus on other marketing channels such as SEO and SEM. SEO and SEM involve developing our platform in a way that enables a search engine to rank our platform prominently for search queries for which our platform’s content may be relevant. Changes to search engine algorithms or similar actions are not within our control, and could adversely affect our search engine rankings and traffic to our platform. For example, in 2024, Google changed its search algorithm to promote AI-generated summaries and prioritize results from merchants’ official websites, while de-emphasizing results from platforms like ours. This change negatively impacted our SEO traffic. We believe that our SEO and SEM results have been adversely affected by the launch of Google Things To Do, which reduces the prominence of our platform in organic search results for travel-related terms and placement on Google. To the extent that our brand and platform are listed less prominently or fail to appear in search results for any reason, we would need to increase our paid marketing spend which would increase our overall customer acquisition costs and materially and adversely affect our business, results of operations and financial condition. If Google or Apple uses its own mobile operating systems or app distribution channels to favor its own or other preferred travel service offerings, or impose policies that effectively disallow us to continue our full product offerings in those channels, there could be an adverse effect on our ability to engage with users who access our platform via mobile apps or search.

Moreover, as users increase their booking activity across multiple travel sites or compare offerings across sites, our marketing efficiency and effectiveness is adversely impacted, which could cause us to increase our sales and marketing expenditures in the future, which may not be offset by additional revenue generated, and could materially and adversely affect our business, results of operations and financial condition. In addition, any negative publicity or public complaints, including those that impede our ability to maintain positive brand awareness through our marketing and consumer communications efforts, could harm our reputation and lead to fewer users engaging with our platform, and attempts to replace this traffic through other channels will require us to increase our sales and marketing expenditures.

Our business depends on attracting and retaining capable management and employees, and the loss of any key personnel could materially and adversely affect our business, results of operations and financial condition.

Our success depends in large part on our ability to attract and retain high-quality management and employees. Ethan Lin, Eric Gnock Fah and Bernie Xiong founded our company and have been instrumental in devising and implementing our strategies for growth and scaling our business. Our founders and other members of our senior management team and other key employees may terminate their employment with us at any time, which could materially and adversely affect our business, results of operations and financial condition.

As we continue to grow, we cannot guarantee that we will be able to attract and retain the personnel we need. Our business requires highly skilled technical, engineering, design, product, data analytics, marketing, business development and customer support personnel, including executive-level employees, who are in high demand and are often subject to competing offers. Competition for qualified employees and executive-level employees is intense in our industry and particularly in Singapore and Hong Kong where we have our headquarters and other jurisdictions where we operate. The loss of qualified employees, or an inability to attract, retain and motivate employees required for the planned expansion of our business could materially and adversely affect our business, results of operations and financial condition and impair our ability to grow.

To attract and retain key personnel, we use various measures, including an equity incentive program. As we continue to mature, the incentives to attract, retain and motivate employees provided by our programs or by future arrangements may not be as effective as in the past. We have a number of current employees, including our founders, who hold equity in our company or whose equity awards are or will become substantially vested upon the completion of this offering. As a result, it may be difficult for us to continue to retain and motivate these employees, and the value of their holdings could affect their decisions about whether or not they continue to work for us. Our ability to attract, retain and motivate employees may be adversely affected by declines in our stock price. If we issue significant equity to attract employees or to retain our existing employees, we would incur substantial additional stock-based compensation expense and the ownership of our existing stockholders would be further diluted.

We do not carry key man insurance on any of our senior management team. In addition, our senior management team has limited experience in running public companies, which will require us to expend additional resources in hiring additional support staff and incur additional costs and expenses.

We may fail to obtain, maintain or renew the requisite licenses and approvals.

Subject to the specific requirements of the jurisdictions where we operate, we are required to hold certain licenses and permits in connection with our business operations, including, but not limited to, tourism licenses, insurance licenses and e-commerce licenses. We may not be able to obtain all the licenses and approvals that may be deemed necessary to operate our business. The relevant laws and regulations relating to the travel industry, as well as their interpretations, are often unclear and evolving in the geographic markets in which we operate. This can make it difficult to know which licenses and approvals are necessary, or the processes for obtaining them. As such, we may lack certain requisite licenses or approvals in certain jurisdictions where we operate, and we have been subject to administrative fines, and may be subject to other fines, liabilities, penalties or operational disruptions. For these same reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire we will be able to renew them. We also believe that some of our business operations fall outside the scope of licensing requirements, or benefit from certain exemptions, making it not necessary to obtain certain licenses or approvals. We cannot be sure that our interpretations of the rules and their exemptions have always been or will be consistent with those of the local regulators.

As we expand our businesses, we may be required to obtain new licenses and will be subject to additional laws and regulations in the geographic markets we plan to operate in. If we fail to obtain, maintain or renew any required licenses or approvals or make any necessary filings or are found to require licenses or approvals that we believed were not necessary or we were exempted from obtaining, we may be subject to various penalties, such as confiscation of the revenue or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancellation of the applicable license, written reprimands, termination of third-party arrangements, criminal prosecution and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We face possible risks associated with widespread health epidemics and other outbreaks, natural disasters and the physical effects of climate change, any of which could materially and adversely affect on our business, results of operations and financial condition.

Our business and demand for experiences offerings were adversely affected by the COVID-19 pandemic and associated travel restrictions, lockdowns, quarantine requirements, facility closures and other response measures taken to combat the virus by governments in the jurisdictions in which we operate. Our business could be adversely affected by the outbreak of another epidemic similar to COVID-19, avian influenza, severe acute respiratory syndrome, the influenza A (H1N1), H7N9 or other contagious diseases. Our operations could be disrupted or adversely affected if our merchants, business partners or a significant portion of our users were affected by such health epidemics. Any of such occurrences could also cause severe disruption to our daily operations, and may even require a temporary closure of our operations across one or more geographic markets. Such closures may disrupt our business operations and adversely affect our business, financial condition and results of operations.

We are subject to the risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could materially and adversely affect our business, results of operations and financial condition. For details, please see “— Any decline or disruption in the travel industry, particularly the experiences sector, or economic downturn could materially and adversely affect our business, results of operations and financial condition.”

If we fail to prevent data security breaches or data leaks, there may be damage to our brand and reputation, material financial penalties and legal liability, along with a decline in use of our platform, which could materially and adversely affect our business, results of operations and financial condition.

There are risks of security breaches and data leaks as we collaborate with third parties that may need to process our user data or have access to our infrastructure. The evolution of technology systems introduces ever more complex security risks that are difficult to predict and defend against as well as the possibility of data leaks. An increasing number of companies, including those with significant online operations, have recently disclosed breaches of their security, some of which involved sophisticated tactics and techniques allegedly attributable to criminal enterprises or nation-state actors. While we take significant measures to guard against the type of activity that can lead to data breaches, the techniques used by malicious actors to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are unknown until launched against a target. As such, we may be unable to anticipate these tactics and techniques or to implement adequate preventative measures.

Further, with a large geographically disparate employee base, we are not immune from the possibility of a malicious insider compromising our information systems and infrastructure. We and other companies in our industry may deal with incidents involving insiders exfiltrating the personal data of users, stealing corporate trade secrets and key financial metrics and illegally diverting funds. If this happens, we cannot guarantee you that our series of measures can fully safeguard against a sufficiently determined and skilled insider threat.

In addition, bad actors may target our users directly with the aim of defrauding our users in ways that we may not anticipate or be able to adequately guard against. Even if cyberattacks and other fraud schemes are not carried out through our systems, victims may nevertheless seek recovery from us. Because of our prominence, we may be targeted by such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific scheme or attack, any failure to maintain performance, reliability, security and availability of our offerings, products, services and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users. The ability of fraudsters to directly target our users with fraudulent communications, or cause an account takeover, exposes us to financial fraud risk, including costly litigation, which is difficult to fully mitigate. In addition, despite that we have maintained cybersecurity insurance, there is a possibility that our cybersecurity insurance may not fully cover claims arising from such events, and defending such claims could materially and adversely affect our business, results of operations and financial condition.

Generally, our practice is to encrypt certain sensitive data when it is in transit and at rest. However, there is no assurance that our current practice will be deemed sufficient under applicable laws or will remain sufficient under any new regulatory requirement. Moreover, the existence of encryption, in and of itself, may not be a completely perfect security solution. If there is a breach of our computer systems and we know or suspect that certain personal data has been exfiltrated, accessed, or used inappropriately, we may need to inform the merchant or user whose data was stolen, accessed, or used, and may be subject to significant fines and penalties. Further, under certain regulatory schemes, we may be liable for statutory damages on a per breached record basis, irrespective of any actual damages or harm to the individual. This means that in the event of a breach we could face government scrutiny or lawsuits claiming monetary damages.

Our technology infrastructure may be vulnerable to computer viruses or physical or electronic intrusions that our security measures may not detect. We may face attempted security intrusions in the future. Any circumvention of our security measures could result in the misappropriation of confidential or proprietary information, interrupt our operations, result in financial loss, damage our computers or those of our users, or otherwise cause damage to our reputation and business. Further, the ability to bypass our information security controls could degrade our trust and safety.

We rely on third-party service providers, including financial institutions, to process some of our and our users’ data, including payment information, and any failure by such third parties to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have adverse consequences for us similar to an incident directly on our systems. Although our agreements with third parties restrict them from using or transmitting data in an unauthorized manner, there is no guarantee that they will abide by these agreements. Even if we can halt their unauthorized behavior or recover damages from them, we cannot assure you that data they have already leaked will not fall into the hands of others.

We expend, and expect to continue to expend, significant resources to protect against security-related incidents and address problems caused by such incidents. Despite these efforts, regulators and complainants may not deem our efforts sufficient, and regardless of the expenditure, the risk of security-related incidents cannot be fully mitigated. We have a heightened risk of security breaches due to some of our operations being located in certain international jurisdictions. Any actual or alleged security breaches or alleged violations of laws or regulations relating to privacy and data security could result in mandated user notifications, litigation, government investigations, significant fines and expenditures. Such breaches or alleged violations of laws or regulations could also divert management’s attention from operations, deter people from using our platform, damage our brand and reputation, force us to cease operations for some length of time and materially and adversely affect our business, results of operations and financial condition. Defending against claims or litigation based on any security breach or incident, regardless of their merit, will be costly and may cause reputation harm. The successful assertion of one or more large claims against us that exceed available insurance coverage, denial of coverage as to any specific claim, or any change or cessation in our insurance policies and coverages, including premium increases or the imposition of large deductible requirements, could materially and adversely affect our business, results of operations and financial condition.

We are subject to regulatory inquiries, litigation and other disputes, which could adversely affect our business, reputation, results of operations and financial condition.

We may be, and in some instances have been, a party to various legal and regulatory claims, litigation or pre-litigation disputes and proceedings arising in the normal course of business. The number and significance of these claims, disputes and proceedings have increased as our company has grown larger, the number of bookings on our platform has increased, there is increased brand awareness, and the scope and complexity of our business have expanded, and we expect they will continue to increase. For example, we are currently involved in ongoing legal proceedings in Taiwan, including both civil and criminal cases initiated by a third party. These proceedings relate to allegations that certain employees of our Taiwan VIE engaged in the misappropriation of trade secrets and committed offenses against computer security, which may constitute criminal offenses under Taiwan law. These matters are currently pending before relevant courts. See “Business — Legal Proceedings.”

We may be, and in some instances have been, subject to various government inquiries, investigations and proceedings related to legal and regulatory requirements such as consumer protection-related inquiries. In certain cases, these inquiries, investigations and proceedings can be complex, time-consuming, costly to investigate, and require significant company and management attention. We are unable to predict the outcomes and implications of such inquiries, investigations and proceedings on our business, and such inquiries, investigations and proceedings could result in large fines and penalties and require changes to our products and operations and materially and adversely affect our brand, reputation, business, results of operations and financial condition. In some instances, applicable laws and regulations do not yet exist or are being adapted and implemented to address certain aspects of our business, and such adoption or change in their interpretation could further alter or impact our business and subject us to future government inquiries, investigations and proceedings.

We may also face additional litigation and government inquiries and fines relating to our business practices, cancellations and other consequences due to natural disasters or other unforeseen events beyond our control such as wars, regional hostilities, health concerns, including epidemics and pandemics, or law enforcement demands and other regulatory actions.

In addition, in the ordinary course of business, disputes have and may arise because we are alleged to have infringed third parties’ intellectual property or in which we agree to provide indemnification to third parties with respect to certain matters, including losses arising from our breach of such agreements or from intellectual property infringement claims, or where we make other contractual commitments to third parties. Upon the completion of this offering, we enter into indemnification agreements with our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We may be subject to litigation stemming from these obligations.

Regardless of the outcome, regulatory inquiries, legal proceedings and other disputes can materially and adversely impact on us due to their costs, diversion of our resources and other factors. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, or pay substantial amounts to the other party and could materially and adversely affect our business, financial condition and results of operations.

System capacity constraints, system or operational failures, or denial-of-service or other attacks could materially and adversely affect our business, results of operations and financial condition.

Since our inception, we have experienced rapid growth in user traffic to our platform. If our systems and network infrastructure cannot be expanded or are not scaled to cope with increased demand or fail to perform, we could experience unanticipated disruptions in service, longer response times, decreased user satisfaction and delays in the introduction of new offerings.

Our corporate headquarters are located in Singapore and Hong Kong, which are susceptible to extreme weather events. Our systems and operations are vulnerable to damage or interruption from human error, computer viruses, earthquakes, floods, fires, power loss and similar events. In addition, Singapore and Hong Kong have recently experienced, and may continue to experience flooding and extreme weather. A catastrophic event that results in the destruction or disruption of our headquarter, any third-party cloud hosting facilities, or our critical business or information technology systems could severely affect our ability to conduct normal business operations and result in lengthy interruptions or delays of our platform and products and services.

Our systems and operations are also subject to break-ins, sabotage, intentional acts of vandalism, terrorism and similar misconduct from external sources and malicious insiders. Our existing security measures may not be successful in preventing attacks on our systems, and any such attack could cause significant interruptions in our operations. There are numerous other potential forms of attack, such as phishing, account takeovers, malicious code injections, ransomware and the attempted use of our platform to launch a denial-of-service attack against another party, each of which could cause significant interruptions in our operations or involve us in legal or regulatory proceedings. We also rely on third-party content delivery network and web application firewall providers to support our platform’s performance and security; any failure or vulnerability in these third-party systems could expose us to similar risks. Reductions in the availability and increases in the response time of our online platform could cause loss of substantial business volumes during the occurrence of any such attack on our systems, and measures we may take to divert suspect traffic in the event of such an attack could result in the diversion of bona fide users. These issues are likely to become more difficult to manage as we expand the number of places where we operate and the variety of products and services we offer, and as the tools and techniques used in such attacks become more advanced and available. Successful attacks could result in negative publicity and damage to our reputation, and could prevent consumers from booking or visiting our platform during the attack, any of which could materially and adversely affect our business, results of operations and financial condition.

In the event of certain system failures, we may not be able to switch to backup systems immediately, and the time to full recovery could be prolonged. Any unscheduled interruption in our service could result in an immediate and significant loss of revenue, an increase in customer support costs and harm our reputation, and could result in some consumers switching to our competitors. If we experience frequent or persistent system failures, our brand and reputation could be permanently and significantly harmed, and our business, results of operations and financial condition could be materially and adversely affected. While we have taken and continue to take steps to increase the reliability and redundancy of our systems, these steps are expensive and may not be completely effective in reducing the frequency or duration of unscheduled downtime. We do not carry business interruption insurance sufficient to compensate us for all losses that may occur.

We use both internally developed systems and third-party systems to operate our platform, including transaction and payment processing and financial and accounting systems. If the number of consumers using our platform increases substantially, or if critical third-party systems stop operating as designed, we may need to significantly upgrade, expand, or repair our transaction and payment processing systems, financial and accounting systems and other infrastructure. We may not be able to upgrade our systems and infrastructure to accommodate such conditions in a timely manner, and depending on the systems affected, our transaction and payment processing and financial and accounting systems could be impacted for a meaningful amount of time, which could materially and adversely affect our business, results of operations and financial condition.

Our business also depends on the performance and reliability of the internet, mobile, telecommunications network operators and other infrastructures that are not under our control. As consumers increasingly turn to mobile devices, we also become dependent on consumers’ access to the internet through mobile carriers and their systems. Disruptions in internet access, whether generally, in a specific region or otherwise, could materially and adversely affect our business, results of operations and financial condition.

We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and materially and adversely affect our stock price, business, results of operations and financial condition.

We track certain operational metrics, including metrics such as GTV and experiences booked, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools are subject to a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, which are not identified or fixed, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations globally.

For example, our GTV and experiences booked metrics are adjusted for cancellations and alterations that happen in the reporting period. However, cancellations and alterations for bookings made in the reporting period can occur beyond the current reporting period. This results in a reported amount of GTV and experiences booked in the quarter of the booking for which some of the bookings may ultimately not result in completion of the relevant transactions, and subsequently reduces our GTV and experiences booked metrics in subsequent quarters when we experience cancellations. If we experience high levels of cancellations in the future, our performance and related business metrics may be materially and adversely affected.

The calculation of GTV and experiences booked requires the ongoing collection of data on new offerings that are added to our platform over time. Our business is complex, and the methodology used to calculate GTV and experiences booked may require future adjustments to accurately represent the full value of new offerings.

Our metrics, including our GTV and experiences booked, may include fraudulent bookings, accounts and other activities that have not been flagged by our trust and safety teams or identified by our machine learning algorithms or not yet addressed by our operational teams, which could mean that these activities on our site are not identified or addressed in a timely manner or at all, reducing the accuracy of our metrics. Further, any such fraudulent activity, along with associated refunds and cancellations, would reduce our metrics, in particular GTV and experiences booked. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to stockholder litigation, and our business, results of operations and financial condition could be materially and adversely affected.

Industry data, projections and estimates contained in this prospectus are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information.

Certain facts, forecasts and other statistics relating to the industries in which we compete in contained in this prospectus have been derived from various public data sources and commissioned third-party industry reports. In connection with this offering, we commissioned certain industry experts to provide information on the market size and growth projections. In particular, we commissioned Euromonitor to conduct market research concerning the global travel market with a focus on experiences and in APAC. In deriving the market size of the aforementioned industry, the industry consultant may have adopted different assumptions and estimates, such as the number of global travelers. While we generally believe such reports to be reliable, we have not independently verified the accuracy or completeness of such information. Such reports may not be prepared on a comparable basis or may not be consistent with other sources.

Industry data, projections and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions and are the result of subjective interpretation. Accordingly, our use of the terms referring to our geographic markets and industries, such as the travel market or market for experiences, may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. Our industry data and market share data should be interpreted in light of the defined geographic markets and defined industries in which we operate. Any discrepancy in the interpretation thereof could lead to different industry data, measurements, projections and estimates and result in errors and inaccuracies. For these reasons, you should not place undue reliance on such information as a basis for making your investment decision.

We may experience significant fluctuations in our results of operations, which make it difficult to forecast our future results.

Our results of operations may vary significantly and are not necessarily an indication of future performance. We experience seasonal fluctuations in our financial results. We generally experience higher GTV and revenue in the second half of each year, which coincide with strong demand for travel and experiences offerings during the mid-year and year-end holiday travel seasons. As our business matures, other seasonal trends may develop, or these existing seasonal trends may become more extreme. In addition to seasonality, our results of operations may fluctuate as a result of a variety of other factors, some of which are beyond our control, including:

•        periods with increased investments in our platform for existing offerings, new offerings and initiatives, marketing and the accompanying growth in headcount;

•        our ability to maintain growth and effectively manage that growth;

•        increased competition;

•        our ability to expand our operations in new and existing geographic markets;

•        changes in governmental or other regulations affecting our business;

•        changes to our internal policies or strategies;

•        harm to our brand or reputation;

•        reduced travel and increased cancellations due to other events beyond our control such as health concerns, epidemics and pandemics, natural disasters, wars, regional hostilities or law enforcement demands and other regulatory actions; and

•        other risks described elsewhere in this prospectus.

As a result, we may not accurately forecast our results of operations. Moreover, we base our expense levels and investment plans on estimates for revenue that may turn out to be inaccurate. A significant portion of our expenses and investments are fixed, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, resulting in losses that exceed our expectations. If our assumptions regarding the risks and uncertainties that we use to plan our business are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, results of operations and financial condition could be materially and adversely affected.

Issues in the development and use of AI may result in reputational harm and increased liability exposure.

Our evolving AI-related efforts may give rise to risks related to harmful content, inaccuracies, discrimination, intellectual property infringement or misappropriation, defamation, data privacy, cybersecurity and other issues. As a result of these and other challenges associated with innovative technologies, our use of AI technologies could subject us to competitive harm, regulatory action, legal liability (including under new and proposed legislation and regulations), new applications of existing data protection, privacy, intellectual property and other laws, and brand or reputational harm.

We have developed a substantial portion of our AI and machine learning systems internally, including proprietary search, recommendation and personalization engines, while also utilizing certain open-source frameworks and licensed third-party large language models. These dependencies create additional risks: our use of third-party AI may be disrupted, limited, or become subject to unfavorable licensing terms, while open-source frameworks may expose us to intellectual property or licensing claims. Our AI models are trained on a combination of proprietary datasets and external datasets. Reliance on these diverse datasets presents risks of inaccuracies, incompleteness, or bias that could reduce the reliability of our recommendations, adversely impact merchant or user trust, or subject us to heightened regulatory scrutiny.

Some uses of AI will present ethical issues and may have broad effects on society. In order to implement AI responsibly and minimize unintended harmful effects, we have already devoted and will continue to invest resources to develop, test and maintain our products and services, but we may not be able to identify or resolve all AI-related issues, deficiencies and/or failures before they arise. Unintended consequences, uses, or customization of our AI tools may negatively affect human rights, privacy, employment, or other social concerns, which may result in claims, lawsuits, brand or reputational harm and increased regulatory scrutiny, any of which could materially and adversely affect our business, financial condition, and operating results.

Future strategic transactions or acquisitions may materially and adversely affect our business, financial condition and results of operations.

As we continue to scale our operations around the globe, we may enter into strategic transactions, including joint ventures or equity investments with various third parties to further our business purpose from time to time. These transactions could subject us to a number of risks, including risks associated with sharing proprietary information, nonperformance by third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties. To the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business or are the subjects of fines or lawsuits, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third parties, which may materially and adversely affect our reputation, business, financial condition and results of operations.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Past and future acquisitions and the subsequent integration of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. Any such negative developments could materially and adversely affect our business, financial condition and results of operations.

We may raise additional capital in the future or otherwise issue equity or debt, which could have a dilutive effect on existing shareholders and adversely affect the market price of our ADSs.

We may from time to time issue additional shares of ADSs in the future. As a result, our shareholders may experience immediate dilution. We may engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our shareholders. In addition, our shareholders will experience additional dilution when option holders exercise their right to purchase ordinary shares under our equity incentive plans, when RSUs vest and settle, when we issue equity awards to our employees under our equity incentive plans, or when we otherwise issue additional equity.

Should we require additional funding, we cannot be sure that it will be available to us on reasonable terms, or at all. If we cannot raise additional funds when we need them, our ability to continue to support our business and to respond to business challenges would be significantly limited, and our business, results of operations and financial condition would be materially and adversely affected.

The coverage afforded under our insurance policies may be inadequate for the needs of our business or our third-party insurers may be unable or unwilling to meet our coverage requirements, which could materially and adversely affect our business, results of operations and financial condition.

We maintain certain insurance policies to manage the exposures related to our business operations. However, we do not maintain business interruption insurance or key-man life insurance or any insurance covering liabilities resulting from misconducts or illegal activities committed by our employees, platform users or business partners. In addition, we are required to maintain or contribute to insurance policies in certain jurisdictions in which we conduct business.

We cannot assure you that our insurance coverage is adequate or sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. Specifically, our business, results of operations and financial condition would be materially and adversely affected if: (i) the cost per claim, premiums or the number of claims significantly exceeds our expectations; (ii) we experience a claim in excess of our coverage limits; (iii) our insurance providers become insolvent or otherwise fail to pay on our insurance claims; (iv) we experience a claim for which coverage is not provided; or (v) the number of claims under our deductibles or self-insured retentions differs from historic averages. Our overall spend on insurance has increased as our business has grown and losses from covered claims have increased. Premiums have increased as a result, and we have experienced and expect to continue to experience increased difficulty in obtaining appropriate policy limits and levels of coverage at a reasonable cost and with reasonable terms and conditions. Our costs for obtaining these policies will continue to increase as our business grows and continues to evolve.

Furthermore, as our business continues to develop and diversify, we may experience difficulty in obtaining insurance coverage, which could require us to incur greater costs and materially and adversely affect our business, results of operations and financial condition. Additionally, if we fail to comply with insurance regulatory requirements in the regions where we operate, or other regulations governing insurance coverage, our brand, reputation, business, results of operations and financial condition could be materially and adversely affected. These lawsuits, proceedings, or actions may subject us to significant penalties and negative publicity, require us to increase our insurance coverage, require us to amend our insurance policy disclosure and adjust our products and services, increase our costs and disrupt our business.

Our customer support function is critical to the success of our platform, and any failure to provide high-quality service could affect our ability to retain our existing users and attract new ones.

Our ability to provide high-quality support to our users is important for the growth of our business and any failure to maintain such standards of customer support, or any perception that we do not provide high-quality service, could affect our ability to retain and attract users. Meeting the support expectations of our users requires significant time and resources from our customer support team and significant investment in staffing, technology, including AI to improve efficiency, infrastructure, policies and customer support tools. The failure to develop the appropriate technology, infrastructure, policies and customer support tools, or to manage or properly train our customer support team, could compromise our ability to resolve questions and complaints quickly and effectively. The number of our users has grown significantly and such growth, as well as any future growth, will put additional pressure on our customer support organization and our technology organization. In addition, as we serve a global user base and continue to grow outside of APAC, we need to be able to provide effective support that meets our users’ needs and languages globally at scale.

Some of our customer support functions are handled by certain third-party service providers. We rely on our internal team and these third parties to provide timely and appropriate responses to the inquiries of users that come to us via telephone, email, social media and chat. Reliance on these third parties requires that we provide proper guidance and training for their employees, maintain proper controls and procedures for interacting with our community and ensure acceptable levels of quality and user satisfaction are achieved.

We provide support to users and help to mediate disputes between merchants and users. We rely on information provided by users and are at times limited in our ability to provide adequate support or help users resolve disputes due to our lack of information or control. To the extent that users are not satisfied with the quality or timeliness of our customer support, we may not be able to retain users, and our reputation as well as our business, results of operations and financial condition could be materially and adversely affected.

When a user has a poor experience on our platform, we may issue refunds or offer Klook Cash for future bookings on our platform. These will incur additional cost of operation to our platform. A robust customer support effort is costly, and we expect such cost to continue to rise in the future as we grow our business. We have historically seen a significant number of customer support inquiries. Our efforts to reduce the number of customer support inquiries may not be effective, and we could incur increased costs without corresponding revenue, which could materially and adversely affect our business, results of operations and financial condition.

We are subject to payment-related fraud and an increase in or failure to deal effectively with fraud, fraudulent activities, fictitious transactions, or illegal transactions could materially and adversely affect our business, results of operations and financial condition.

We process a significant volume and dollar value of transactions on a daily basis. When merchants do not fulfill their obligations to users, there are fictitious offerings on our platform, or there are account takeovers, we have incurred and will continue to incur losses from claims by merchants and users, and these losses may be substantial. Such instances have and can lead to the reversal of payments received by us for such bookings, referred to as a “chargeback.” Our ability to detect and combat fraudulent schemes, which have become increasingly common and sophisticated, could be adversely impacted by the adoption of new payment methods, the emergence and innovation of new technology platforms, including mobile and other devices, and our growth in certain regions, including in regions with a history of elevated fraudulent activity. We expect that technically knowledgeable criminals will continue to attempt to circumvent our anti-fraud systems. In addition, the payment card networks have rules around acceptable chargeback ratios. If we are unable to effectively combat fictitious offerings and fraudulent bookings on our platform, combat the use of fraudulent credit cards, or otherwise maintain or lower our current levels of chargeback, we may be subject to fines and higher transaction fees or be unable to continue to accept card payments because payment card networks have revoked our access to their networks, any of which could materially adversely impact our business, results of operations and financial condition.

We are subject to payment network rules and any material modification of our payment card acceptance privileges could materially and adversely affect our business, results of operations and financial condition.

The loss of our credit and debit card acceptance privileges or the significant modification of the terms under which we obtain card acceptance privileges would significantly limit our business model since a vast majority of our users pay using credit or debit cards. We are required by our payment processors to comply with payment card network operating rules, including the Payment Card Industry Data Security Standards (the “PCI DSS”). Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and transmission of card data to help prevent credit card fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may damage our relationship with payment card networks, subject us to restrictions, fines, penalties, damages and civil liability, and could eventually prevent us from processing or accepting payment cards, which could materially and adversely affect our business, results of operations and financial condition. Moreover, the payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our payment processors might find difficult or even impossible to comply with, or costly to implement. As a result, we could lose our ability to give consumers the option of using payment cards to make their payments or the choice of currency in which they would like their payment card to be charged. Further, there is no guarantee that, even if we comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our payment card acceptance privileges. We also cannot guarantee that our compliance with network rules or the PCI DSS will prevent illegal or improper use of our payments platform or the theft, loss, or misuse of the credit card data of users or a security breach. We are also required to submit to periodic audits, self-assessments and other assessments of our compliance with the PCI DSS. If an audit, self-assessment, or other assessment indicates that we need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us to undertake costly and time-consuming remediation efforts, and we could lose our payment card acceptance privileges.

We rely on third-party payment service providers to process payments made to merchants and payments made by users on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, results of operations and financial condition could be materially and adversely affected.

We rely on a number of third-party payment service providers, including third-party online payment channels and banks, to link us to payment card and bank clearing networks to remit payments to our merchants and to process payments made by our users. We have agreements with these providers, some of whom are the sole providers of their particular service.

If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. We would need to find an alternate payment service provider, and we may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well received by our users. Any of the foregoing could cause us to incur significant losses and materially and adversely affect our business, results of operations and financial condition.

In addition, the software and services provided by our third-party payment service providers may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to merchants on our platform, which could make our platform less convenient and desirable to users and adversely affect our ability to attract and retain users.

Moreover, our agreements with payment service providers may allow these companies, under certain conditions, to hold an amount of our cash as a reserve. They may be entitled to a reserve or suspension of processing services upon the occurrence of specified events, including material adverse changes in our business, results of operations and financial condition. An imposition of a reserve or suspension of processing services by one or more of our processing companies, could materially and adversely affect our business, results of operations and financial condition.

For certain payment methods, including credit and debit cards, we pay interchange and other fees, and such fees result in significant costs. Payment card network costs have increased, and may continue to increase in the future. In addition, the interchange fees and assessments that payment service providers charge for each transaction that accesses their networks have also increased, and they may impose special fees or assessments on any such transaction. Our payment card processors have the right to pass any increases in interchange fees and assessments on to us. Credit card transactions result in higher fees to us than transactions made through debit cards. Any material increase in interchange fees in the jurisdictions where we operate, including as a result of changes in interchange fee limitations imposed by law in some jurisdictions, or other network fees or assessments, or a shift from payment with debit cards to credit cards could increase our operating expenses and materially and adversely affect our business, results of operations and financial condition.

Significant refunds could have a material adverse effect on our business.

In line with our refund policy, we allow users to request refunds under specific conditions. When a user has a negative experience with our platform or needs to cancel a booking, we may issue refunds or offer Klook Cash in connection with the relevant booking. However, if the volume of refund claims becomes substantial, our business, results of operations and financial condition could be materially and adversely affected.

In addition, we periodically review and update our refund policies to adapt to changing circumstances and user feedback. While these changes are intended to improve the customer experience, they may also lead to dissatisfaction among users or cause an increase in refund requests, both of which could materially and adversely affect our business, results of operations and financial condition.

If we do not adequately protect our intellectual property and our data, our business, results of operations and financial condition could be materially and adversely affected.

We hold a broad collection of intellectual property rights related to our brand; certain content and design elements on our platform; inventions related to our platform, products, services and research and development efforts; marketing and promotional concepts and materials; and a collection of editorial content. This includes registered domain names, registered and unregistered trademarks, copyrights, patents and patent applications, trade secrets, licenses of intellectual property rights of various kinds and other forms of intellectual property rights in the jurisdictions where we operate. In the future we may acquire or license additional patents or patent portfolios, or other intellectual property assets and rights from third parties, which could require significant cash expenditures.

We rely on a combination of trademark, patent, copyright, and trade secret laws, international treaties, our terms of service, other contractual provisions, user policies, restrictions on disclosure, technological measures and confidentiality and inventions assignment agreements with our employees and consultants to protect our intellectual property assets from infringement and misappropriation. However, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. There can be no assurance that others will not offer technologies, products, services, features, or concepts that are substantially similar to ours and compete with our business, or copy or otherwise obtain, disclose and/or use our brand, content, design elements, creative, editorial and entertainment assets, or other proprietary information without authorization. We may be unable to prevent third parties from seeking to register, acquire, or otherwise obtain trademarks, domain names, or other intellectual properties that are similar to, infringe upon or diminish the value of our trademarks, copyrights and our other proprietary rights. While we routinely employ technological and legal measures in an attempt to divert, halt, or mitigate such operations, we may not always be able to detect or halt the underlying activities as technologies used to accomplish these operations continue to rapidly evolve.

Our intellectual property assets and rights are essential to our business. If the protection of our proprietary rights and data is inadequate to prevent unauthorized use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our technologies, offerings, or features or methods of operations. Even if we do detect violations or misappropriations and decide to enforce our rights, litigation may be necessary to enforce our rights, and any enforcement efforts we undertake could be time-consuming and expensive, could divert our management’s attention, and may result in a court determining that certain of our intellectual property rights are unenforceable. If we fail to protect our intellectual property and data in a cost-effective and meaningful manner, our competitive standing could be harmed, our merchants, users and business partners could devalue the content of our platform, and our brand, reputation, business, results of operations and financial condition could be materially and adversely affected.

A material weakness in our internal control over financial reporting has been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as of December 31, 2024, in accordance with the standards established by the PCAOB.

The material weakness identified relates to a lack of sufficient procedures and controls to ensure the disclosures based on the relevant SEC reporting and disclosure requirements are completely and appropriately reflected in the consolidated financial statements. We plan to adopt several measures that will improve our internal control over financial reporting. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We will be a public company in the United States subject to the Sarbanes-Oxley Act of 2002 after the completion of this offering. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2026. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may be up to five full fiscal years following the date of this offering, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have been, and may in the future be, subject to claims that we or others violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially and adversely affect our business, results of operations and financial condition.

The internet and technology industries are characterized by significant creation and protection of intellectual property rights and by frequent litigation based on allegations of infringement, misappropriation, or other violations of such intellectual property rights. There may be intellectual property rights held by others, including issued or pending patents, trademarks and copyrights, and applications of the foregoing, that they allegedly cover significant aspects of our platform, technologies, content, branding, or business methods. Moreover, companies in the internet and technology industries are frequent targets of entities seeking to profit from royalties in connection with grants of licenses. Like many other companies in the internet and technology industries, we sometimes enter into agreements that include indemnification provisions related to intellectual property which can subject us to costs and damages in the event of a claim against an indemnified third party.

We have received in the past, and may receive in the future, communications from third parties, claiming that we have infringed, misused, or otherwise misappropriated their intellectual property rights, including alleged patent infringement. Additionally, we have been, and may in the future be, involved in claims, suits, regulatory proceedings, and other proceedings involving alleged infringement, misuse, or misappropriation of third-party intellectual property rights, or relating to our intellectual property holdings and rights. While a number of the infringement claims raised against us have been are copyright infringements in connection with the products and services provided by our merchants, intellectual property claims against us, regardless of merit, could be time-consuming and expensive to litigate or settle and could divert our management’s attention and other resources.

Claims involving intellectual property could subject us to significant liability for damages and could result in our having to stop using certain technologies, content, branding, or business methods found to be in violation of another party’s rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding, or business methods, which could require significant effort and expense and make us less competitive. Any of these results could materially and adversely affect our ability to compete and our business, results of operations and financial condition.

We may introduce new offerings or changes to existing offerings or make other business changes, including in areas where we currently do not operate, which could increase our exposure to patent, copyright, trademark and other intellectual property rights claims from competitors. Similarly, our exposure to risks associated with various intellectual property claims may increase as a result of acquisitions of other companies. Third parties may make infringement and similar or related claims after we have acquired a company or technology that had not been asserted prior to the acquisition.

Our business and results of operations could be adversely affected if one or more of our major merchants suffers a deterioration in its financial condition or restructures its operations.

As we are a platform in the experiences market, a portion of our revenue and GTV is affected by the availability of offerings from our major merchants. As a result, if one or more of our major merchants suffers a deterioration in its financial condition or restructures its operations, it could adversely affect our business, financial condition and results of operations. Accordingly, our business may be negatively affected by adverse changes in the markets in which our merchants operate.

Uncertainty in the application of taxes to our merchants and users, or platform could increase our tax liabilities and may discourage merchants and users from engaging with our platform.

We are subject to a variety of taxes and tax collection obligations in the jurisdictions in which we operate. Laws and regulations relating to taxes as applied to our platform, and to our users, vary greatly among jurisdictions, and it is difficult or impossible to predict how such laws and regulations will be applied.

The application of indirect taxes, such as VAT, goods and services tax, and sales and use tax to international business activities such as ours and those of our merchants is a complex and evolving issue. The application of tax laws is also subject to interpretation. Some of such tax laws or regulations hold us responsible for the reporting, collection and payment of such taxes, and such laws could be applied to us for transactions conducted in the past as well as transactions in the future. Many of the laws and regulations that impose these taxes were established before the adoption and growth of the internet and e-commerce. New or revised tax regulations in the jurisdictions in which we operate may subject us or our users to additional indirect, income and other taxes, and depending upon the jurisdiction could subject us or our users to significant monetary penalties and fines for nonpayment of taxes. Certain jurisdictions are considering adopting or have introduced a digital services tax to address the issue of multinational businesses carrying on business in their jurisdiction without a physical presence. The interpretation and implementation of the various digital services taxes could impact our results of operations and increase our tax burden. We may recognize additional tax expenses and be subject to additional tax liabilities, and our business, results of operations and financial condition could be materially and adversely affected by these additional taxes of this nature or additional taxes or penalties resulting from our failure to comply with any reporting, collection and payment obligations.

New or revised taxes and, in particular, the taxes described above and similar taxes would likely increase the price paid by users, the cost of doing business for our merchants, discourage merchants and users from engaging with our platform, and lead to a decline in revenue, and materially and adversely affect our business, results of operations and financial condition. In certain jurisdictions where we operate, if we are required to disclose personal data pursuant to demands from government agencies for tax reporting purposes, our merchants and users, and regulators could perceive such disclosure as a failure by us to comply with privacy and data protection policies, notices and laws and commence proceedings or actions against us. If we do not provide the requested information to government agencies due to a disagreement on the interpretation of the law, we are likely to face enforcement action, engage in litigation, face increased regulatory scrutiny and experience an adverse impact in our relationships with governments. Our competitors may arrive at different or novel solutions to the application of taxes to analogous businesses that could cause our merchants to leave our platform in favor of conducting business on the platforms of our competitors. This uncertainty around the application of taxes and the impact of those taxes on the actual or perceived value of our platform may also cause users to utilize other online travel agencies or other traditional travel services. Any of these events could materially and adversely affect our brand, reputation, business, results of operations and financial condition.

We devote significant resources, including management time, to the application and interpretation of laws to assess whether taxes are applicable and the amount of taxes that apply. The application of indirect taxes to our merchants, customers and our platform significantly increases our operational expenses as we build the infrastructure and tools to capture data and to report, collect and remit taxes. Even if we are able to build the required infrastructure and tools, we may not be able to complete them in a timely fashion, in particular given the speed at which regulations and their interpretations can change, which could harm our relationship with governments and our reputation, and result in enforcement actions and litigation. The lack of uniformity in the laws and regulations relating to indirect taxes as applied to our platform and to our merchants and users further increases the operational and financial complexity of our systems and processes and introduces potential for errors or incorrect tax calculations, all of which are costly to our business and results of operations. Certain regulations may be so complex as to make it infeasible for us to be fully compliant. As our business operations expand or change, including as a result of introducing new or enhanced offerings or features, or due to acquisitions, the application of indirect taxes to our business and to our users will further change and evolve, and could further increase our liability for taxes, discourage users from engaging with our platform and materially and adversely affect our business, results of operations and financial condition.

We may have exposure to greater than anticipated income tax liabilities.

Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements, including the manner in which we operate our business, develop, value, manage, protect and use our intellectual property and determine the value of our intercompany transactions. The tax laws applicable to our business, mainly including the jurisdictions where we operate, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue from companies such as us. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and materially and adversely affect our results of operations and financial condition.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Our provision for income taxes is also determined by the manner in which we operate our business, and any changes to such operations or laws applicable to such operations may affect our effective tax rate. Changes in accounting for intercompany transactions may also affect our effective tax rate. In addition, our future tax expense could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles. For example, we have previously incurred losses in certain subsidiaries that resulted in an effective tax rate that is significantly higher than the statutory tax rate in the relevant jurisdictions and this could continue to happen in the future. We may also be subject to additional tax liability relating to indirect taxes. For details, please see “— Uncertainty in the application of taxes to our merchants and users, or platform could increase our tax liabilities and may discourage merchants and users from engaging with our platform.” Our tax positions or tax returns are subject to change, and therefore we cannot accurately predict whether we may incur material additional tax liabilities in the future, which could materially and adversely affect our results of operations and financial condition.

In addition, in connection with any future acquisitions, we may acquire businesses that have differing licenses and other arrangements that may be challenged by tax authorities for not being at arm’s-length or that are potentially less tax efficient than our licenses and arrangements. Any subsequent integration or continued operation of such acquired businesses may result in an increased effective tax rate in certain jurisdictions or potential indirect tax costs, which could result in us incurring additional tax liabilities or having to establish a reserve in our consolidated financial statements and materially and adversely affect our results of operations and financial condition.

Moreover, we operate and have presence in multiple jurisdictions. If any tax authority asserts that our holding company or any subsidiary is considered to be tax resident, or otherwise subject to tax, in a jurisdiction outside our or such subsidiary’s country of organization, we or such subsidiary may be subject to additional tax in such other jurisdiction, which could materially and adversely affect our results of operations and financial condition, and our shareholders’ investment returns could be subject to increased taxes (including potentially withholding taxes).

Changes in tax laws or tax rulings could materially affect our business, results of operations and financial condition.

The tax regimes we are subject to or operate under, including income and non-income (including indirect) taxes, may be evolving and subject to change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially and adversely affect our results of operations and financial condition.

Due to the large and increasing scale of our international business activities, many of these types of changes to the taxation of our activities described above and in our risk factor titled “— Uncertainty in the application of taxes to our merchants and users, or platform could increase our tax liabilities and may discourage merchants and users from engaging with our platform” could increase our worldwide effective tax rate, increase the amount of non-income (including indirect) taxes imposed on our business and materially and adversely affect our business, results of operations and financial condition. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.

Our use of “open-source” software could adversely affect our ability to offer our platform and products and services and subject us to costly litigation and other disputes.

We have in the past incorporated and may in the future incorporate certain “open source” software into our code base as we continue to develop our platform and products and services. Open-source software is generally licensed by its authors or other third parties under open-source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open-source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open-source software, or that we license such modifications or derivative works under the terms of the particular open-source license. From time to time, companies that use open-source software have faced claims challenging the use of open-source software or compliance with open-source license terms. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. We could be subject to suits by parties claiming ownership of what we believe to be open-source software or claiming non-compliance with open-source licensing terms.

While we employ practices designed to monitor our compliance with the licenses of third-party open-source software and protect our proprietary source code, inadvertent use of open-source software is fairly common in software development in the internet and technology industries. Such inadvertent use of open-source software could expose us to claims of non-compliance with the applicable terms of the underlying licenses, which could lead to unforeseen business disruptions, including being restricted from offering parts of our product which incorporate the software, being required to publicly release proprietary source code, being required to re-engineer parts of our code base to comply with license terms, or being required to extract the open-source software at issue. Our exposure to these risks may be increased as a result of evolving our core source code base, introducing new offerings, integrating acquired-company technologies or making other business changes, including in areas where we do not currently compete. Any of the foregoing could adversely impact the value or enforceability of our intellectual property, and materially and adversely affect our business, results of operations and financial condition.

Growing focus on evolving environmental, social, and governance (“ESG”) issues by shareholders, merchants, users, regulators, employees and other stakeholders may impose additional risks and costs on our business.

Matters relating to ESG have become an area of growing and evolving focus among our shareholders and other stakeholders, including among merchants, users, employees, regulators and the general public in the geographic markets in which we operate. In particular, we face heightened expectations with respect to our practices, disclosures and performance in relation to environmental sustainability, climate change, biodiversity, diversity, equity and inclusion and human rights practices, among other topics.

The current regulatory landscape regarding climate change and other ESG-related matters is evolving and is likely to continue to develop in ways, that require our business to adapt and require us to make certain disclosures regarding our operations and our commitments. Governments are, and may continue to, enact new laws and regulations and/or view matters or interpret laws and regulations differently than they have in the past, including laws and regulations which are responsive to ESG trends or otherwise seek to reduce the carbon emissions relating to travel and set minimum energy efficiency requirements, which could materially and adversely affect our business, results of operations and financial condition.

If we fail to meet rapidly evolving expectations on ESG matters, we may experience harm to our brand and reputation, adverse press coverage, a reduction in our attractiveness as an investment, greater regulatory scrutiny and potential legal claims, greater difficulties in attracting and retaining users and talent, increased costs associated with our legal compliance, insurance or access to capital, and as a consequence, our business, results of operations, financial condition and/or stock price could be materially and adversely affected.

Our focus on the long-term best interests of our company and our consideration of all of our stakeholders, including our shareholders, merchants, users, business partners, employees, and other stakeholders that we may identify from time to time, may conflict with short- or medium-term financial interests and business performance, which may negatively impact the value of our ADSs.

We believe that focusing on the long-term best interests of our company and our consideration of all of our stakeholders, including our shareholders, merchants, users, business partners, employees and other stakeholders we may identify from time to time, is essential to the long-term success of our company and to long-term shareholder value. Therefore, we have made decisions, and may in the future make decisions, that we believe are in the long-term best interests of our company and our shareholders, even if such decisions may negatively impact the short- or medium-term performance of our business, results of operations and financial condition or the short- or medium-term performance of our ADSs. Our commitment to pursuing long-term value for the company and its shareholders, potentially at the expense of short- or medium-term performance, may materially and adversely affect the trading price of our ADSs, including by making owning our ADSs less appealing to investors who are focused on returns over a shorter time horizon. Our decisions and actions in pursuit of long-term success and long-term shareholder value, which may include changes to our platform to enhance the experience of our users, and the communities in which we operate, including by improving the trust and safety of our platform, changes in the manner in which we deliver customer support, investing in our relationships with our users and employees, investing in and introducing new products and services, or changes in our to working with local or national jurisdictions on laws and regulations governing our business, may not result in the long-term benefits that we expect, in which case our business, results of operations and financial condition, as well as the trading price of our ADSs, could be materially and adversely affected.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws in the jurisdictions in which we operate and any violation of anti-corruption laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. FCPA and other laws in the jurisdictions we operate that prohibit improper payments or offers of payments to foreign governments and their officials, political parties, state-owned or controlled enterprises and/or private entities and individuals for the purpose of obtaining or retaining business. We have implemented policies, procedures, systems and controls designed to ensure compliance with applicable laws and to discourage corrupt practices by our employees, consultants and agents, and to identify and address potentially impermissible transactions under such laws and regulations; however, our existing and future safeguards, including training and compliance programs to discourage corrupt practices by such parties, may not prove effective, and we cannot ensure that all such parties, including those that may be based in or from countries where practices that violate U.S. or other laws may be customary, will not take actions in violation of our policies, for which we may be ultimately responsible. Additional compliance requirements may require us to revise or expand our compliance programs, including the procedures we use to monitor transactions in the geographic markets where we operate. Failure to comply with any of these laws and regulations may result in extensive internal or external investigations as well as significant financial penalties and reputational harm, which could materially and adversely affect our business, results of operations and financial condition.

We are subject to governmental economic and trade sanctions laws and regulations that limit the scope of our offering. Additionally, failure to comply with applicable economic and trade sanctions laws and regulations could subject us to liability and negatively affect our business, results of operations and financial condition.

We are required to comply with economic and trade sanctions administered by governments where we operate, including the regulations administered and enforced by OFAC and the U.S. Department of State. These economic and trade sanctions prohibit or restrict transactions to or from or dealings with certain specified countries, regions, their governments and, in certain circumstances, their nationals, and with individuals and entities that are specially designated, such as individuals and entities included on OFAC’s List of Specially Designated Nationals (“SDN List”), or other sanctions measures. Any future economic and trade sanctions imposed in jurisdictions where we have significant business could materially adversely impact our business, results of operations and financial condition. Our ability to track and verify transactions and otherwise to comply with these regulations require a high level of internal controls. We maintain policies and procedures to implement these internal controls, which we periodically assess and update to the extent we identify compliance gaps. There is a risk that, despite the internal controls that we have in place, we have engaged in dealings with persons sanctioned under applicable sanctions laws. Any non-compliance with economic and trade sanctions laws and regulations or related investigations could result in claims or actions against us and materially and adversely affect our business, results of operations and financial condition. As our business continues to grow and regulations change, we may be required to make additional investments in our internal controls or modify our business.

Risks Related to Doing Business in the Geographic Markets in Which We Operate

Changes in the political and economic policies of the geographic markets in which we operate may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

We operate a significant portion of our business across APAC, and we also operate in a number of other geographic markets, such as the United States and Europe. Accordingly, our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in these markets. The economies in emerging markets generally differ from developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of these markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports.

Growth of the economy in each of our geographic markets has been uneven, both geographically and among various sectors of the economy. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in our geographic markets or any other market in which we may operate could materially and adversely affect our business, financial condition and results of operations. Some of these markets have experienced, and may in the future experience, political instability, including strikes, demonstrations, protests, marches, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or affect our ability to expand our user base.

Uncertainties with respect to the legal systems of certain of our geographic markets could adversely affect us.

The legal systems in many of our geographic markets vary significantly from jurisdiction to jurisdiction. Some jurisdictions have a civil law system based on written statutes and others are based on common law. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

Many of our markets have not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties, and the application of some of these laws and regulations to our businesses is not settled. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we have in many of the localities in which we operate. Local courts may have broad discretion to reject enforcement of foreign awards or arbitration awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions, claims concerning the conduct of third parties, or threats in attempt to extract payments or benefits from us.

Many jurisdictions in our markets have enacted, and may enact or amend from time to time, laws and regulations governing the distribution of products, services, advertising, marketing, messages, applications, electronic documents and other content or communications through the internet or on digital platforms. The relevant government authorities may prohibit the distribution of information through the internet that they deem to be objectionable on various grounds, such as public interest or public security, or to otherwise be in violation of local laws and regulations. If any information disseminated through our platforms were deemed by any relevant government authorities to violate content restrictions, we may not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in noncompliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business, revocation of the registration to act as an electronic systems provider and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. For details, see “Regulation — Internet.”

Furthermore, many of the legal systems in our geographic markets are based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. There are other circumstances where key regulatory definitions are unclear, imprecise or missing, or where interpretations that are adopted by regulators are inconsistent with interpretations adopted by a court in analogous cases. As a result, we may not be aware of our violation of certain policies and rules until sometime after the violation. In addition, any administrative and court proceedings in our markets may be protracted, resulting in substantial costs and diversion of resources and management attention.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in our geographic markets and elsewhere that could restrict our operations. Scrutiny and regulation affecting our operations may further increase, and we may be required to devote additional legal and other resources to addressing this regulation. Changes in current laws or regulations or the imposition of new laws and regulations affecting our operations in our geographic markets may slow our growth and adversely affect our financial condition and results of operations.

Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results.

We operate in multiple geographic markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in U.S. dollars. We generally incur costs and expenses for employee compensation and other operating expenses in the local currencies in the markets in which we operate. We do not rely on any single currency as we earn revenue in different local currencies across our markets. However, fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Our expenses may become higher and our revenue, GTV and other operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. Movements in foreign currency exchange rates may materially and adversely affect our results of operations, which may cause our operating and financial metrics reported in U.S. dollars to be not fully representative of our underlying business performance. A significant amount of our revenue and some of our operating metrics such as GTV are denominated in certain local currencies that have been subject to significant volatility in the past. Because fluctuations in the value of these local currencies are not necessarily correlated, our results of operations in any period may be materially and adversely affected by such volatility. Additionally, we may be subject to restrictions on currency exchange in some of the jurisdictions in which we operate.

We may enter into derivatives transactions and incur relevant costs from time to time to manage our exposure to exchange rate risk. Such derivatives transactions, while intended to be nonspeculative, are designed to protect us against increases or decreases in exchange rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of a local currency and such local currency instead increases in value, we may incur financial losses. Such losses could materially and adversely affect our financial condition and results of operations.

The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

We are a holding company. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in some of our markets to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

The ADSs may be prohibited from trading in the United States pursuant to the HFCAA, an executive order or otherwise. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our ordinary shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued the 2021 Determinations to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor who is headquartered in Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our consolidated financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future.

Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to variability and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction.

If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and NYSE or other U.S. stock exchanges may determine to delist our securities.

If our ordinary shares and the ADSs are prohibited from trading in the United States pursuant to the HFCAA, an executive order or otherwise, there is no certainty that we will be able to list our securities on a non-U.S. exchange or that a market for our securities will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which could materially and adversely impact our business, financial condition and prospects.

The laws and regulations of the PRC may become additionally applicable to us.

One of our dual headquarters is located in Hong Kong and some of our executive officers are located in or have significant ties to Hong Kong. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC are not applied in Hong Kong, except for those listed in Annex III of the Basic Law. The Basic Law expressly provides that the national laws of the PRC, which may be listed in Annex III of the Basic Law, are confined to those relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including the enacted version of PRC Data Security Law, the Cybersecurity Review Measures issued by 13 Chinese governmental authorities including the Cyberspace Administration of China, and the PRC Personal Information Protection Law, do not apply in Hong Kong. All of the legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong.

In addition, on February 17, 2023, the CSRC promulgated the CSRC Filing Rules, which came into effect on March 31, 2023. As advised by King & Wood Mallesons, our PRC counsel, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the CSRC Filing Rules before our ordinary shares can be listed or offered in the United States because (i) the main parts of our business activities are conducted outside mainland China, and our main places of business are located outside mainland China, and (ii) our senior managers in charge of our business operation and management are predominantly non-PRC citizens or not domiciled in mainland China. Nevertheless, as the CSRC Filing Rules are newly issued, their interpretation and implementation is still evolving. Therefore, we cannot assure you that whether we will be subject to such filing requirements for this contemplated offering and listing in the United States and our securities offering in the future, and if we do, we will be able to get clearance from the CSRC in a timely manner, or at all.

Since these rules, statements and regulatory actions are new, it is not predictable how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Changing regulatory requirements and any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ordinary shares, and cause the ordinary shares to significantly decline in value or become worthless. If certain PRC laws and regulations were to become additionally applicable in Hong Kong in the future, we may be subject to the risks associated with the PRC legal system. The PRC legal system is evolving quickly. New laws and regulations may be promulgated and existing laws and regulations, as well as the interpretation and enforcement thereof, may evolve quickly. Laws and regulations concerning our industry and operations may continue to develop from time to time with little advance notice. If the laws and regulations of the PRC become additionally applicable to us, there is no assurance that we will always be able to comply with new laws and regulations in a timely manner.

The government in mainland China may influence our operations in mainland China, which could result in a material adverse change in our operations and the value of the ADSs.

While we operate globally, a portion of our business is conducted in mainland China, which is governed by laws and regulations in mainland China. The government in mainland China has oversight over the conduct of our business in mainland China, and it may or influence our operations in mainland China, which could result in a material adverse change in our operations in mainland China, and our ordinary shares and the ADSs may decline in value. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors face the risk that actions taken by the government in mainland China may affect our business and operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in some of our geographic markets, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this prospectus. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers are nationals or residents of APAC jurisdictions other than the United States, such as Singapore and Hong Kong, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for our shareholders to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in the United States courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws against us and our directors and executive officers. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise our markets may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and executive officers. Management has been advised that some of the geographic markets in which we operate do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. It is unclear if extradition treaties now in effect between the United States and some of our markets would permit effective enforcement of criminal or other penalties, including those under U.S. federal securities laws.

Risks Related to Our Corporate Structure

We use structural arrangements to conduct a portion of our business operations, and government authorities may determine that these arrangements do not comply with applicable laws and regulations.

The laws and regulations of certain jurisdictions in which we operate place restrictions on foreign investment in and ownership of entities engaged in certain business activities. For example, in the PRC, PRC laws and regulations impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services licenses. To comply with such laws and regulations, we conduct business activities in mainland China through a variable interest entity, which we refer to as the PRC VIE. For details, please see “Our History and Corporate Structure”.

In addition, from an operational standpoint, we also conduct business activities in Taiwan through a variable interest entity, which we refer to as the Taiwan VIE. We refer to the aforementioned VIEs collectively as the VIEs.

We and certain of our wholly owned subsidiaries have entered into a series of contractual arrangements with each of the VIEs, and their respective shareholders, which enables us to: (i) be considered as the primary beneficiary of the VIEs, and (ii) receive substantially all of the economic benefits and absorb losses of the VIEs. Because of these contractual arrangements, we have been considered as the primary beneficiary of the VIEs for accounting purposes and hence consolidate their financial results under IFRS, to the extent the conditions of the VIEs under IFRS are satisfied. These contractual arrangements are not equivalent to equity ownership, and their enforceability has not been tested in a court of law.

Based on the advice of our local counsel in the respective jurisdictions, each of the VIE structures is in compliance with all applicable laws and regulations, respectively. However, the local or national authorities or regulatory agencies in the respective jurisdictions may reach a different conclusion, which could lead to an action being brought against us or the VIEs and their respective shareholders, or by administrative orders or in local courts. If the relevant local authorities find that our contractual arrangements do not comply with their prohibition or restrictions on foreign investment, or if the relevant governments otherwise find that we or any of our subsidiaries, or the VIEs are in violation of the relevant laws or regulations or lack the necessary registrations, permits or licenses to operate our businesses in their respective jurisdictions, they would have broad discretion in dealing with such violations or failures, including:

•        revoking the business licenses and/or operating licenses of such entities;

•        discontinuing or placing restrictions or conditions on the operations of the VIEs, or on our operations through any transactions between our company or our subsidiaries on the one hand and the VIEs on the other hand;

•        imposing fines, prohibiting payments by the VIEs, or their respective shareholders to us as contemplated in the contractual arrangements with the VIEs, confiscating income from us or the VIEs, or imposing other requirements with which such entities may not be able to comply;

•        requiring us to restructure our ownership or operations, including terminating the contractual arrangements with the VIEs and their respective shareholders, which in turn would affect our ability to consolidate, derive economic interests from, or be considered as the primary beneficiary of the VIEs; or

•        restricting or prohibiting our use of the proceeds of an offering to finance our business and operations in the relevant local jurisdictions.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which could in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact their economic performance, or prevent us from receiving the economic benefits or absorbing losses from these entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with IFRS. If we are unable to claim our contractual rights over the assets of the VIEs, the ADSs may decline in value. The VIE structure could be disallowed completely, which may result in a material adverse change in our operations in the relevant regions and the ADSs may significantly decline in value.

We use contractual arrangements with the VIEs and their shareholders to conduct a portion of our operations, which may not be as effective as equity ownership in providing operational control.

We use contractual arrangements with the VIEs and their respective shareholders to conduct a portion of our operations. In 2023, 2024, and the six months ended June 30, 2025, the revenue from all of the VIEs accounted for 14.3%, 16.3%, and 18.1% of our total revenue, respectively. For a description of these contractual arrangements, see “Our History and Corporate Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with operational control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies available under the relevant local laws. These remedies may not always be effective, particularly in light of variabilities in the relevant legal systems. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. If the equity interest is not disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest, it would be very difficult to be considered as the primary beneficiary of the VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.

The VIEs or their respective shareholders may fail to perform their obligations under our contractual arrangements with them.

If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under various legal jurisdictions, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under the relevant laws and regulations. For example, if the shareholders of the VIEs refuse to transfer their equity interest in their respective VIEs to us or our designee if we exercise our call option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, we may have to take legal action to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in the equity interests of the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our ability to be considered as the primary beneficiary of the VIEs, our ability to consolidate the financial results of the VIEs would be affected, which could in turn materially and adversely affect our business, financial condition and results of operations.

All of the contracts under our contractual arrangements are governed by the laws and regulations in the respective VIE jurisdiction. Accordingly, these contracts would be interpreted in accordance with the law of various jurisdictions where the VIEs are situated and any disputes would be resolved in accordance with the applicable legal procedures of their respective jurisdictions. As a result, variabilities in the legal systems of these VIE jurisdictions could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the laws of these VIE jurisdictions. There remain uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, according to the agreements we entered into with the VIEs and their respective shareholders, rulings by arbitrators are final and binding on the parties. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the relevant courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to be considered as the primary beneficiary of the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have potential conflicts of interest with us.

The interests of shareholders of the VIEs may differ from the interests of our company as a whole, as what is in the best interests of the VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. These shareholders of the VIEs may breach, or cause the VIEs to breach the existing contractual arrangements we have with them and the VIEs, which could materially and adversely affect our ability to be considered as the primary beneficiary of the VIEs and receive economic benefits and absorb losses from them. For example, these shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the local tax authorities and they may determine that we or the VIEs owe additional taxes.

Under the applicable laws and regulations in the VIE jurisdictions, arrangements and transactions among related parties may be subject to audit or challenge by the local tax authorities. We could face material and adverse tax consequences if the local tax authorities determine that the contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under the applicable laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for tax purposes, which could in turn increase their tax liabilities. In addition, the local tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of the VIEs increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIEs if such VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, the VIEs hold certain licenses and assets that are material to the operation of our business in the relevant jurisdictions. If any of the VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities in the relevant jurisdictions, which could materially and adversely affect our businesses, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our businesses, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to the ADSs and This Offering

An active trading market for the ADSs may not develop and the trading price for the ADSs may fluctuate significantly, which could result in substantial losses to investors.

We intend to apply to list the ADSs on the NYSE. Prior to the completion of this offering, there has been no public market for our ordinary shares or the ADSs, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs is determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other pan-regional APAC-based companies that have listed their securities in the United States. A number of pan-regional APAC-based companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these pan-regional APAC-based companies’ securities after their offerings may affect the attitudes of investors toward pan-regional APAC-based companies listed in the United States in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•        variations in our revenues, earnings and cash flow;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new products and services and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        detrimental adverse publicity about us, our products and services or our industry;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially and adversely affect our financial condition and results of operations.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of the final prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of the ADSs in the public market could cause the price of the ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase the ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$            per ADS, assuming that no outstanding options to acquire ordinary shares are exercised. This number represents the difference between the initial public offering price of US$            per ADS, and our pro forma net tangible book value per ADS as of            , after giving effect to this offering. You may experience further dilution to the extent that our ordinary shares are issued upon exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in ADSs will be diluted upon completion of this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrades the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs may negatively affect our financial results. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially and adversely affect our financial condition and results of operations.

The voting rights of the ADS holders are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying ordinary shares.

The ADS holders do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights with respect to the underlying ordinary shares represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may only vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares represented by the ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the ordinary shares and become the registered holder of such ordinary shares prior to the record date for the general meeting. Under our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting is [seven] calendar days.

When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying the ADSs to allow you to vote with respect to any specific matter or resolution to be considered and voted upon at the general meeting. [In addition, under our post-offering memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by the ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested. Furthermore, as a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings, and in your capacity as an ADS holder, you will not have any rights to call or requisition a shareholders’ meeting.]

You may not receive dividends or other distributions on our ordinary shares, and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of the ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. For example, it would be unlawful to make a distribution to an ADS holder if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to ADS holders unless we indicate that we wish such rights to be made available to ADS holders, and the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all ADS holders or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of the ADS holders on its books for a specified period. The depositary may also close its books in emergencies and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions and the register of mortgages and charges, of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital-Differences in Corporate Law.”

Our post-offering memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our post-offering memorandum and articles of association provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement, including without limitation claims under the Securities Act of 1933 arising out of or relating in any way to the deposit agreement. Since the deposit agreement provides that such jurisdiction provision applies to any such legal suit, action or proceeding, including without limitation claims under the Securities Act, such provision would apply also to any such suit, action or proceeding under the Exchange Act. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Our shareholders or the ADS holders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the post-offering memorandum and articles of association and deposit agreement.

The post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of our shareholders and the ADS holders.

We have conditionally adopted the [sixteenth] amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, which we refer to as the post-offering memorandum and articles of association. Our post-offering memorandum and articles of association will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, represented by the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of the ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary opposed a demand for jury trial relying on the above-mentioned jury trial waiver, it is up to the court to determine whether such waiver is enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury.

We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of the ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by the ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We may be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the conduct of an active business and meet certain requirements). Cash and cash equivalents are generally passive assets for these purposes. The value of a company’s goodwill and other intangible assets is treated as an active asset under the PFIC rules to the extent associated with business activities that produce active income. For purposes of the above calculations, under a look-through rule, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on the current and expected composition of our income and assets and the estimated value of our assets, including our goodwill and other intangible assets, which is based, in large part, on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Specifically, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which may be determined, in large part, by reference to our market capitalization, which could be volatile). Because following this offering we are expected to hold a substantial amount of cash, we may be or become a PFIC for any taxable year if the value of our goodwill or other intangible assets is determined by reference to our market capitalization and our market capitalization declines or fluctuates significantly. Moreover, it is not entirely clear how the contractual arrangements among us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. investor owns the ADSs or ordinary shares, the U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including increased taxes on gains and certain distributions as well as reporting requirements. U.S. investors should consult their tax advisers regarding the U.S. federal income tax consequences to them if we are a PFIC for any taxable year. See “Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “will,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under “Risk Factors.” These risks and uncertainties include factors relating to:

•        our future business development, financial condition and results of operations;

•        the expected outlook of the experiences industry, and particularly the experiences sector, in APAC;

•        our ability to attract, retain and engage with our merchants and users;

•        our ability to compete in our industry;

•        our ability to manage our operation and expansion into new geographic markets;

•        the success of our operating initiatives, including marketing and promotional efforts and launching new offerings, to meet market needs;

•        relevant government policies and regulations applicable to our business and/or relating to our industry,

•        general economic, political, demographic and business conditions in the jurisdictions in which we operate and globally; and

•        other risk factors discussed under “Risk Factors.”

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of the travel industry and specifically the experiences sector results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$            million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our ADSs. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We cannot specify with certainty all of the particular uses for the remaining net proceeds from this offering. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services or technologies. However, we do not have any current plans or commitments to enter into any material acquisitions or investments at this time.

We will have broad discretion over how we use the net proceeds from this offering. Any net proceeds from the offering that are not used as described above will be invested in investment-grade, interest-bearing instruments.

Dividend Policy

We have not previously declared or paid any cash dividend or dividend in kind, and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends that are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

Capitalization

The table below sets forth our capitalization as of June 30, 2025:

•        on an actual basis;

•        on a pro forma basis to give effect to the automatic conversion of all of the issued and outstanding preferred shares on a one-for-one basis into ordinary shares immediately prior to the completion of this offering; and

•        on an adjusted basis to give effect to (i) the automatic conversion of all of the issued and outstanding preferred shares on a one-for-one basis into ordinary shares immediately prior to the completion of this offering; and (ii) the issuance and sale of         ordinary shares in this offering and the receipt of approximately US$         million in estimated net proceeds, considering an offering price of US$         per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom, which number of shares has been calculated based on an assumed initial public offering price of US$         per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2025
	Actual	Pro Forma	Pro Forma as adjusted(1)
	US$	US$	US$
	(in thousands)
Borrowings (including current portion)
Convertible preferred shares	1,211,967

Equity
Share capital	15
Other reserves	74,823
Accumulated losses	(1,132,989)
Esquared Capital Limited shareholders’ deficit	(1,058,151)
Non-controlling interests	(363)
Total shareholders’ deficit	(1,058,514)
Total capitalization(2)	153,453

____________

(1)      The pro forma as adjusted information discussed above is illustrative only. Our shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)      Total capitalization equals the sum of convertible preferred shares and total shareholders’ deficit.

Dilution

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2025 was approximately US$             million, or US$             per ordinary share and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after June 30, 2025 other than to give effect to (i) the automatic conversion of all of our preferred shares into ordinary shares on a one-to-one basis which will occur automatically immediately prior to the completion of this offering; and (ii) our issuance and sale of ordinary shares represented by the            ADSs offered in this offering at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, which number of shares has been calculated based on an assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, our pro forma as adjusted net tangible book value as of June 30, 2025 would have been approximately US$            million, or US$            per ordinary share and US$            per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share, or US$            per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:

Initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of June 30, 2025	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares, this offering	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

The pro forma information discussed above is illustrative only.

The following table summarizes, on a pro forma basis as of June 30, 2025, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$            per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include the ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount in (thousands of US$)	Percent	US$	US$
Existing Shareholders
New investors
Total

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as a company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands limited company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. Specifically, Ethan Lin, Bernie Xiong, and Vincent Ng are located in Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed            as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a competent foreign court with jurisdiction to give the judgment; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final and conclusive; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Our History and Corporate Structure

Our Corporate History

We are in the process of redomiciling our holding company from the British Virgin Islands to the Cayman Islands. We incorporated our holding company, Esquared Capital Limited, in the British Virgin Islands in March 2014, and we are currently effecting a redomicile to the Cayman Islands, which is expected to be completed by the fourth quarter of 2025.

We started our operations in May 2014 in Hong Kong through Klook Travel Technology Limited. In February 2016, we further strengthened our Southeast Asia operations and offerings with the incorporation of Klook Travel Technology Pte. Ltd. in Singapore.

Since then, we have substantially expanded our presence in APAC with the establishment of various entities in the region, including our entities in Japan and the Philippines in 2017, further deepening our supply and demand driving capabilities in these geographic markets. In 2018, we established our presence in Europe and North America with our entities in the Netherlands and the United States.

As of June 30, 2025, we had offices in 18 geographic markets and had approximately 1,900 employees located internationally.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, VIEs, and certain other subsidiaries, both before and after this offering. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

Esquared Capital Limited
(Cayman Islands)
100%
100%
Klook Travel
Technology Limited
(Hong Kong)
Klook Travel
Technology Pte. Ltd.
(Singapore)
Klook Travel
Taiwan Limited
(Taiwan)(1)
100%
100%
100%
Shanghai Ke Lu Internet
Technology Co., Ltd.
(Mainland China)
Klook Services
Godo Kaisha
(Japan)
Klook Travel Technology
Godo Kaisha
(Japan)
49%
51%
Beijing Ke Lu Internet
Technology Co., Ltd.
(Mainland China)(2)
Contractual arrangements, see "Corporate
History and Structure — Contractual
Arrangements among the VIEs, Their
Shareholders and Us."
Equity interest

____________

Note: (1)      The sole shareholder of Klook Travel Taiwan Limited is Mr. Eric Gnock Fah, our Director, President, and co-founder, holding 100% of Klook Travel Taiwan Limited’s equity interests.

(2)      Shareholders of Beijing Ke Lu Internet Technology Co., Ltd. are our wholly-owned subsidiary, Shanghai Ke Lu Internet Technology Co., Ltd. holding 49%, and three of our employees holding approximately 14%, 15%, and 22%, respectively, of Beijing Ke Lu Internet Technology Co., Ltd.’s equity interests.

Contractual Arrangements Among the VIEs, Their Respective Shareholders and Us

The laws and regulations of certain jurisdictions in which we operate place restrictions on foreign investment in and ownership of entities engaged in certain business activities.

We entered into a series of contractual arrangements with each of the VIEs and their respective shareholders, through which we are able to consolidate the financial results of these entities. These contractual arrangements allow us to:

•        be considered as the primary beneficiary of the VIEs; and

•        receive substantially all of the economic benefits and absorb losses of the VIEs.

As a result of these contractual arrangements, we are the primary beneficiary of the VIEs for accounting purposes and have consolidated their financial results in our consolidated financial statements in accordance with IFRS, to the extent the conditions of the VIEs under IFRS are satisfied. These contractual arrangements are not equivalent to equity ownership, and their enforceability has not been tested in a court of law. The VIEs and their respective subsidiaries hold certain licenses required to operate our business in the relevant jurisdictions. We treat the VIEs as our structured entities and have consolidated the financial results and positions of the VIEs in our consolidated financial statements. However, these contractual arrangements may not be as effective in providing operational control as direct ownership, and the use of the contractual arrangements in some jurisdictions where we operate exposes us to certain risks. See “Risk Factors — Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective contractual arrangements by and among us, the VIEs in the relevant jurisdictions and their respective shareholders.

PRC VIE Structure

In the PRC, PRC laws and regulations impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services. In the PRC, Shanghai Ke Lu Internet Technology Co., Ltd. was incorporated as our wholly foreign-owned subsidiary (“WFOE”) in June 2016, and Beijing Ke Lu Internet Technology Co., Ltd., or the PRC VIE, was established in January 2016. The shareholders of Beijing Ke Lu Internet Technology Co., Ltd. are Shanghai Ke Lu Internet Technology Co., Ltd. holding approximately 49%, and three of our employees, holding approximately 14%, 15% and 22%, respectively, of Beijing Ke Lu Internet Technology Co., Ltd.’s equity interests. We refer to the Taiwan VIE (as defined below) and the PRC VIE collectively as the VIEs.

Loan Agreements

In order to ensure that the Nominee Shareholders of the PRC VIE are able to provide capital to the PRC VIE in order to develop its business, we have entered into loan agreements with the Nominee Shareholders. Pursuant to the loan agreements, we have granted loans to the Nominee Shareholders that may only be used for the purpose of contributing to the registered capital of the PRC VIE. The time and manner for repayment of the loans are at the sole discretion of our lending entity. The loans may be repaid only by the Nominee Shareholders transferring all of their equity interests in the PRC VIE to us or our designee upon our exercise of the options under the exclusive option agreements. The loan agreements also prohibit the Nominee Shareholders from assigning or transferring to any third party, or from creating or causing any security interest to be created on, any part of their equity interests in the PRC VIE. In the event that the Nominee Shareholders sell their equity interests to us or our designee at a price which is equal to or lower than the principal amount of the loan, the loan will be interest free. If the price is higher than the principal amount of the loans, the excess amount will be deemed to be interest on the loans payable by the Nominee Shareholders to us.

Exclusive Option Agreements

In order to ensure that we are able to acquire all of the equity interests in the PRC VIE at our discretion, we have entered into exclusive option agreements with the Nominee Shareholders of the PRC VIE. Each option is exercisable by us at any time, provided that doing so is not prohibited by law. The exercise price under each option is the minimum amount required by law and any proceeds obtained by the Nominee Shareholders through the transfer of their equity interests in the PRC VIE shall be used for the repayment of the loan provided by us in accordance with the loan agreements. During the terms of the exclusive option agreements, the Nominee Shareholders will not grant a similar right or transfer any of the equity interests in the PRC VIE to any party other than us or our designee, nor will such Nominee Shareholder pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. According to the exclusive option agreements, the PRC VIE cannot declare any profit distributions or grant loans in any form without our prior consent. The Nominee Shareholders must remit to us in full any funds such Nominee Shareholders receive from the PRC VIE in the event any distributions are made by the PRC VIE. The exclusive option agreements will remain in effect until the respective Nominee Shareholder has transferred all of such Nominee Shareholder’s equity interests in the PRC VIE to us or our designee.

Powers of Attorney

In order to ensure that we are able to make all of the decisions concerning the PRC VIE, we have entered into powers of attorney with the Nominee Shareholders of the PRC VIE. Pursuant to the powers of attorney, each Nominee Shareholder of the PRC VIE has irrevocably appointed us as such Nominee Shareholder’s attorney-in-fact to act for all matters pertaining to such Nominee Shareholder’s shareholding in the PRC VIE and to exercise all of their rights as Nominee Shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members of the PRC VIE, and selling, transferring, pledging or disposing the shares of the PRC VIE. We may authorize or assign our rights under this appointment to any other person or entity at our sole discretion without prior notice to or prior consent from the shareholders of the PRC VIE. Each power of attorney will remain in effect until these Nominee Shareholder cease to hold any equity interest in the PRC VIE.

Equity Interest Pledge Agreements

In order to secure the performance of the PRC VIE and its Nominee Shareholders under the contractual arrangements, each of the Nominee Shareholders of the PRC VIE have pledged all of their shares to us. These pledges secure the contractual obligations and indebtedness of such Nominee Shareholders, including all penalties, damages and expenses incurred by us in connection with the contractual arrangements, and all other payments due and payable to us by the PRC VIE under the exclusive business cooperation agreements, and by the Nominee Shareholders under the loan agreements, exclusive option agreements, and powers of attorney. Should the PRC VIE or the Nominee Shareholder breach or default under any of the contractual arrangements, we have the right to require the transfer of such Nominee Shareholders’ pledged equity interests in the PRC VIE to us or our designee, to the extent permitted by laws, or require a sale of the pledged equity interest and have priority in any proceeds from the auction or sale of such pledged interests. Moreover, we have the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Unless the PRC VIE has fully performed all of their obligations in accordance with the exclusive business cooperation agreements and the pledged equity interests have been fully transferred to us or our designee in accordance with the exclusive option agreements and the loan agreements, the equity interest pledge agreements will continue to remain in effect.

Exclusive Business Cooperation Agreement

In order to ensure that we receive the economic benefits of the PRC VIE, we have entered into exclusive business cooperation agreements with the PRC VIE under which we have the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services, intellectual property licenses and other services to the PRC VIE, and the PRC VIE agrees to accept all the services provided by us or our designee. Without our prior written consent, the PRC VIE is prohibited from directly or indirectly engaging any third party to provide the same or any similar services under these agreements or establishing similar cooperative relationships with any third party regarding the matters contemplated by these agreements. In addition, we have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of these agreements.

The PRC VIE agrees to pay a monthly fee to us at an amount determined by factors including the complexity and difficulty of the services provided, the level of and time consumed by our employees or our designee for providing the services, the content and value of services and licenses provided and the market price of the same type of services or licenses. These agreements will remain effective unless terminated in accordance with their provisions or terminated in writing by us. Unless otherwise required by applicable laws, the PRC VIE does not have any right to terminate these agreements in any event. We have the right to terminate the exclusive business cooperation agreements and/or require the PRC VIE to indemnify all damages in the event of any material breach of any term of these agreements by it. The PRC VIE agrees to indemnify and hold us harmless from any losses, injuries, obligations or expenses caused by any lawsuits, claims or other demands against us arising from or caused by the services that we provide to the PRC VIE pursuant to the exclusive business cooperation agreements, except where such losses, injuries, obligations or expenses arise from our own gross negligence or willful misconduct.

Taiwan VIE Structure

Klook Travel Taiwan Limited, or the Taiwan VIE, was established in December 2016. When we established our Taiwan operations in 2016, we adopted a VIE structure through Klook Travel Taiwan Limited due to the lengthy administrative review process required at the time. The sole shareholder of Klook Travel Taiwan Limited is Mr. Eric Gnock Fah, our Director, President and co-founder, holding 100% of Klook Travel Taiwan Limited’s equity interests.

Agency Agreement

In order to ensure that we are able to make all of the decisions concerning the Taiwan VIE, we have entered into an agency agreement with this entity and its sole shareholder under which the Taiwan VIE agrees to be our agent for promoting our tourism operations and for providing services related to market and product development, customer services, payment collection and account reconciliation in Taiwan. The Taiwan VIE further agrees that it will act on behalf of us and/or our authorized person, according to our instructions and/or instructions of our authorized person, within the scope of authority or power conferred on and designated by us and/or our authorized person, and not engage in operations for any purpose other than promoting our tourism operations and providing related services in Taiwan without our prior written approval. The sole shareholder of the Taiwan VIE agrees to not transfer or place any security interest or other encumbrance on any portion of his equity interest in the Taiwan VIE without our prior written approval. This agreement will remain effective unless terminated in accordance with its provisions or terminated by us providing one (1) month’s prior written notice or due to a breach of the agreement by the Taiwan VIE or its sole shareholder that cannot be cured within fifteen (15) days after the Taiwan VIE or its sole shareholder has been notified in writing of such breach. Unless otherwise required by applicable laws, the Taiwan VIE and its sole shareholder do not have any right to terminate this agreement in any event.

License and Technical Support Agreement

In order to ensure that we receive the economic benefits of the Taiwan VIE, we have entered into a license and technical support agreement with the Taiwan VIE and its sole shareholder under which we have the exclusive right to provide, or to designate any third party to provide, among other things, technical support, intellectual property licenses and other related services to the Taiwan VIE, and the Taiwan VIE agrees to accept all the services provided by us or our designee. Without our prior written consent, the Taiwan VIE is prohibited from directly or indirectly acquiring a license of any intellectual property from any third party or engaging any third party to provide the same or any similar services under this agreement or establishing similar cooperative relationships with any third party regarding the matters contemplated by this agreement. In addition, we have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement.

The Taiwan VIE agrees to pay us both a license fee and a service fee each month in an amount jointly determined by the parties after taking into account factors, including the complexity and difficulty of the services provided, the level of and time spent by our employees or our designee in providing the services, the content and value of services and licenses provided, the market price of such type of services or licenses and the operation conditions of the Taiwan VIE. This agreement will remain effective unless terminated in accordance with its provisions or terminated in writing or upon the occurrence of certain specific events by us or upon the expiration, rescission or termination of the agency agreement as mentioned above. Unless otherwise required by applicable laws, the Taiwan VIE and its sole shareholder do not have any right to terminate this agreement in any event. We have the right to terminate the license and technical support agreement and/or require the Taiwan VIE and/or its sole shareholder to jointly and severally indemnify all damages in the event of any breach of any term of the agreement by them. The Taiwan VIE and its sole shareholder agree to jointly and severally indemnify and hold us harmless from any losses, damages, injuries, obligations, expenses or costs caused or incurred by any lawsuits, claims or other demands against us arising from, caused by or in connection with the Taiwan VIE’s or its sole shareholder’s performing, non-performing or breach of the license and technical support agreement, except where such losses, injuries, obligations or expenses arise from our own gross negligence or willful misconduct.

Based on the advice of our local counsel in the respective jurisdictions:

•        each of the VIE structures, currently in effect and immediately after giving effect to this offering, do not result in any violation of the laws or regulations currently in effect in the relevant jurisdictions; and

•        the contractual arrangements among us, the VIEs and/or their respective shareholders governed by the relevant local laws, currently in effect and immediately after giving effect to this offering, are valid, binding and enforceable and do not result in any violation of such laws or regulations currently in effect.

The above advice is given with respect to the laws and regulations of the respective jurisdictions and the prevailing interpretation thereof as of the date hereof and does not purport to speculate as to future laws or regulations or as to future interpretations of current laws and regulations. Uncertainties in the relevant legal systems could cause the relevant regulatory authorities to find the current contractual arrangements and businesses to be in violation of any existing or future relevant laws or regulations. In addition, if any of the VIEs or the respective shareholders of the VIEs fails to perform their obligations under the contractual arrangements, we may be required to incur substantial costs and expend resources to enforce our rights as the primary beneficiary for accounting purposes under the contracts. See “Risk Factors — Risks Related to Our Corporate Structure.”

Management’s Discussion and Analysis of Financial Condition and
Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Summary of Consolidated Financial Data and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Klook is the largest pan-regional experiences platform in APAC by GTV in 2024, according to a market report commissioned by us from Euromonitor. We connect travelers with merchants providing a vast array of activities, tours, attractions and other travel services across the globe. Our platform featured approximately 300,000 offerings spanning around 4,000 destinations, as of June 30, 2025.

We connect with and serve a broad and diverse base of merchants, from mom-and-pop operators to larger companies. We help these merchants unlock global demand by giving them direct access to a large and growing traveler base, supported by our marketing expertise. For travelers, we offer a curated, mobile-first platform to discover and book the most meaningful moments of their trip. Our target users are young, tech-savvy, spontaneous travelers who are eager to explore the world. In 2024, we recorded 54.5 million experiences booked, a 35.6% increase from 40.2 million in 2023, which itself had grown 156.1% from 15.7 million in 2022. For the six months ended June 30, 2025, we recorded 31.5 million experiences booked, a 28.0% increase from 24.6 million in for the same period in 2024.

In 2024, we achieved US$2.5 billion in GTV, a 36.3% increase from US$1.8 billion in 2023, which itself had grown 178.8% from US$660 million in 2022. For the six months ended June 30, 2025, we achieved US$1.5 billion in GTV, a 30.9% increase from US$1.1 billion for the same period in 2024. This strong growth reflects our early-mover advantage, supported by accelerating digital transformation in the experiences market. We believe the global shift in consumer preferences toward experiences is still in its early stages, offering significant room for continued expansion. To capture this opportunity, we continue to strengthen our technology, grow our merchant network and acquire new users — amplifying our global network effect and reinforcing our market leadership. Our efficient model has enabled us to scale with discipline. In 2024, we generated gross profit of US$257.8 million, or 10.3% of GTV, and narrowed loss of adjusted EBITDA to US$(22.9) million. For the six months ended June 30, 2025, we generated gross profit of US$163.3 million, or 11.2% of GTV, a 48.5% increase from US$110.0 million for the same period in 2024, and achieved adjusted EBITDA of US$1.0 million, reaching profitability on an adjusted EBITDA basis for the first time.

While we are the category leader in APAC, our GTV represents a small proportion of the total experiences market spend, which is undergoing early but accelerating phases of broader market penetration. With a strong foothold in APAC, where we generate 82.4% of our GTV by user origin for the six months ended June 30, 2025, we gain insights into both user demand and destination supply across the region. We also serve APAC-based travelers who are exploring other regions around the globe.

Our Business Model

Our business model focuses on facilitating transactions for experiences between users and merchants. GTV, which represents the total dollar value of transactions booked through our platform, including taxes, fees and other charges, net of cancellations and refunds, serves as a key indicator of our ability to attract, retain and engage both users and merchants. Our GTV increased substantially from US$660 million in 2022 to US$2.5 billion in 2024, driven by the increasing number of experiences booked on our platform and pricing optimization. Prices we offer to users on our platform generally include a level of mark-up over the predetermined costs we settle with merchants. Given our scale, we are able to set our prices lower than those offered by offline channels. Pricing optimization is also part of our user acquisition strategy.

We generate the substantial majority of our revenue from sales of experiences offerings facilitated through our platform. We evaluate whether we are an agent or a principal in a transaction to determine if revenue should be recognized on a net or a gross basis. A majority of our revenue is recognized on a net basis when we do not control the offerings provided by merchants to transacting users and do not assume inventory risk of such offerings. Such revenue represents the commissions we earn as an intermediating agent between transacting users and merchants. To a lesser extent, we recognize revenue on a gross basis if we pre-purchase the offerings and assume inventory risk, such as certain attraction admission tickets. Such revenue generally represents the total amount paid by transacting users, where the cost of procuring the relevant offerings from merchants is included as part of the cost of revenue.

The graphic below illustrates an example of an experience booked where we generate gross profit, with revenue recognition differing based on whether the transaction is accounted for on a net or a gross basis.

In addition to revenue that we generate through sales facilitated on our platform, we also generate advertising income primarily from providing advertising solutions to our local tourism partners, such as tourism boards, merchants and business partners, where we facilitate their promotion of an event or campaign or displaying destination-related advertisements on our mobile app, website or social platforms or through our marketing partners.

As our revenue is recognized both on a net and a gross basis, conventional revenue metrics may not be an accurate representation of our business’s economic substance. Therefore, we primarily evaluate our operational and financial performance using gross profit, defined as revenue less cost of revenue. We believe gross profit more accurately reflects the economic value of the products and services we provide to our users. Similarly, our gross profit margin, defined as gross profit divided by revenue, may not be comparable to similarly titled metrics reported by other companies, and we typically do not refer to gross profit margin as a key indicator of performance. Instead, we track gross profit as a percentage of GTV to assess our monetization capabilities.

Key Operating and Financial Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operating and financial metrics to help us evaluate our performance, identify trends, formulate financial projections and make strategic decisions. Our key operating and financial metrics are subject to seasonal fluctuations due to summer vacations and year-end holidays, among other factors.

The table below sets forth our key operating and financial metrics for the periods indicated:

	For the year ended December 31,			For the six months ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands, except for percentage)
Experiences booked (in units)	15,683	40,177	54,483	24,587	31,532
GTV	659,953	1,839,508	2,507,466	1,113,993	1,457,866
Gross profit	45,711	157,214	257,801	109,952	163,307
Gross profit as a percentage of GTV	6.9%	8.5%	10.3%	9.9%	11.2%
Adjusted EBITDA	(86,409)	(53,470)	(22,932)	(13,231)	950
Adjusted EBITDA as a percentage of GTV	(13.1)%	(2.9)%	(0.9)%	(1.2)%	0.1%

Experiences booked

Experiences booked is an operating metric we use to assess user activity on our platform and our ability to drive transactions for our merchants. We define experiences booked as the total number of units booked for experiences by our transacting users, net of cancellations and refunds. For example, if a user books four theme park tickets and two seats for a city tour in a given period, this will be recorded as six experiences booked. The increase in number of experiences booked generally reflects the expansion of our transacting user base and improvements in booking frequency.

For the year ended December 31, 2024, we recorded 54.5 million experiences booked, a 35.6% increase from 40.2 million in 2023, which itself had grown 156.1% from 15.7 million in 2022. For the six months ended June 30, 2025, we recorded 31.5 million experiences booked, a 28.0% increase from 24.6 million for the same period in 2024. The growth is driven by:

•        Expanding experiences offerings:    We continue to broaden the range of experiences offerings by connecting a diverse base of merchant partners to a global user audience. As of June 30, 2025, approximately 300,000 experiences offerings were featured on our platform, an increase of 36% compared to the same time from the prior year, driven by our efforts to help merchants access new demand pools and unlock incremental revenue. As our platform scales, merchants increasingly rely on us for international exposure and efficient customer acquisition, which encourages more merchants to onboard, expand their offerings and grow their businesses on our platform.

•        Scaling user base:    We serve a large and diverse traveler base that books from a broad range of experiences offerings provided by our global network of merchant partners. In 2024, we recorded more than 10.7 million annual transacting users, underscoring the substantial reach of our offerings and the vast scale of our operations across markets.

•        Enhancing cross-sell opportunities:    With a large and engaged user base, we are well positioned to drive increased cross-sell opportunities. We have strengthened partnerships with mid-to-long-tail merchants and introduced complementary offerings that span multiple touchpoints with travelers. These initiatives support personalized bundling, tailored in-destination recommendations and targeted promotions, all designed to enable effective cross-selling. In 2024, 32% of transacting users booked three or more unique experiences, up from 21% in 2022, highlighting the impact of our cross-sell strategies in driving deeper engagement and higher booking frequency.

As we further expand into our target markets, enrich our offerings and drive more effective and frequent user engagement, we expect experiences booked to continue increasing, further strengthening the scale and reach of our platform.

Experiences booked (in millions of units)

Experiences booked is subject to seasonal fluctuations, with higher growth typically in the second half of the year due to the increased travel demands during summer vacations and year-end holidays. Our experiences booked has shown a generally upward trend over the periods.

GTV

GTV is an operating metric defined as the total dollar value of transactions booked through our platform in a period and is inclusive of taxes, fees and other charges, net of cancellations and refunds. GTV is a leading indicator of revenue. We monitor GTV to evaluate the growth and scale of our business. Growth in GTV is closely correlated with the increase in number of experiences booked, which reflects our ability to attract new users and deepen engagement of existing users through expanded offerings and enhanced platform features.

GTV in the year ended December 31, 2024 was US$2.5 billion, a 36.3% increase from US$1.8 billion in the year ended December 31, 2023. GTV in the year ended December 31, 2023 was US$1.8 billion, 178.8% increase from US$660 million in the year ended December 31, 2022. GTV for the six months ended June 30, 2025 was US$1.5 billion, a 30.9% increase from US$1.1 billion for the six months ended June 30, 2024. This substantial growth was primarily driven by (i) strong travel demand within APAC and (ii) a strong influx of intercontinental travelers to APAC, particularly from the United States and Europe. The contribution of ROW origins to our total GTV increased from 4.5% in 2022 to 17.6% in the six months ended June 30, 2025. The table below displays the GTV generated from APAC and ROW origins.

	For the year ended December 31,						For the six months ended June 30,
	2022		2023		2024		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentage)
APAC	630,229	95.5	1,675,087	91.1	2,170,264	86.6	972,959	87.3	1,201,914	82.4
ROW	29,724	4.5	164,421	8.9	337,202	13.4	141,034	12.7	255,952	17.6
Total GTV	659,953	100.0	1,839,508	100.0	2,507,466	100.0	1,113,993	100.0	1,457,866	100.0

We believe there is a significant opportunity to further expand our GTV, driven by strong industry growth momentum and our comprehensive, one-stop platform.

GTV (US$ in millions)

GTV is subject to seasonal fluctuations, mix of geographies and types of offerings. For example, large-scale events and festivals in certain quarters typically drive an increase in GTV. While our GTV may fluctuate on a quarterly basis due to these factors, it has shown a consistent upward trend.

Gross profit

Gross profit is an IFRS financial metric defined as revenue less cost of revenue. Given the mix of net and gross revenue, we primarily evaluate performance of our business model using gross profit. Gross profit in the year ended December 31, 2024 was US$257.8 million, a 64.0% increase from US$157.2 million in the year ended December 31, 2023. Gross profit in the year ended December 31, 2023 was US$157.2 million, a 244.0% increase from US$45.7 million in the year ended December 31, 2022. Gross profit in the six months ended June 30, 2025 was US$163.3 million, a 48.5% increase from US$110.0 million for the same period in 2024. The improved gross profit mainly reflects expansion of our business, diversification of our offerings and our enhanced monetization capabilities.

Gross profit (US$ in millions)

Gross profit as a percentage of GTV

Gross profit as a percentage of GTV is an operating metric. We actively track gross profit as a percentage of GTV to assess our platform’s ability to monetize effectively. Gross profit as a percentage of GTV in the year ended December 31, 2024 was 10.3%, increased from 8.5% in the year ended December 31, 2023 and 6.9% in the year ended December 31, 2022. Gross profit as a percentage of GTV for the six months ended June 30, 2025 was 11.2%, increased from 9.9% for the same period in 2024. The progressive increase in gross profit as a percentage of GTV reflects ongoing improvements in monetization capabilities as we scale. We aim to continue driving sustainable growth in gross profit as a percentage of GTV in the future through following strategic levers:

•        Lowering predetermined costs:    We help merchants generate incremental revenue at lower costs, primarily by providing them access to global demand and comprehensive technology solutions that increase operational efficiency. This reinforces our role as a mission-critical partner and strengthens our ability to negotiate lower predetermined costs.

•        Focusing on higher-margin categories and merchants:    As our platform continues to expand, we plan to increase contribution from categories with higher commission rates. Additionally, we will engage a more diverse range of merchants, enabling us to secure favorable commercial terms.

•        Optimizing pricing:    We have recently started adjusting our prices based on real-time supply and demand and local market dynamics. In addition to such pricing efforts, we plan to continue to capitalize on our growing brand loyalty and network effect to optimize prices offered on our platform.

•        Providing value-added features:    We have a proven track record of introducing value-added features, including skip-the-line passes, priority seating, and other exclusive packages and perks, designed to enhance user satisfaction and deepen engagement. Offerings with these features generally have higher monetization potential.

Gross profit as a percentage of GTV

Adjusted EBITDA1

Adjusted EBITDA is a non-IFRS financial metric. We define adjusted EBITDA as operating loss adjusted to exclude depreciation and amortization and share-based payment expenses, which are non-cash in nature or not driven by core results of operations. Adjusted EBITDA in the year ended December 31, 2024 was US$(22.9) million, which improved by US$30.6 million from the year ended December 31, 2023. Adjusted EBITDA in the year ended December 31, 2023 was US$(53.5) million, which improved by US$32.9 million from the year ended December 31, 2022. For the six months ended June 30, 2025, we achieved adjusted EBITDA of US$1.0 million, which improved by US$14.2 million from the six months ended June 30, 2024 and reached profitability on an adjusted EBITDA basis for the first time. The improvement in adjusted EBITDA primarily reflects the enhancement in our gross profit, increase in marketing efficiencies and the ongoing benefits of our operating leverage.

Adjusted EBITDA (US$ in millions)

Adjusted EBITDA as a percentage of GTV

Adjusted EBITDA as a percentage of GTV is an operating metric. We actively track adjusted EBITDA as a percentage of GTV to evaluate our platform’s monetization capabilities and operational efficiencies. Adjusted EBITDA as a percentage of GTV in the year ended December 31, 2024 was (0.9)%, narrowed from (2.9)% in the year ended December 31, 2023 and (13.1)% in the year ended December 31, 2022. Adjusted EBITDA as a percentage of GTV in the six months ended June 30, 2025 was 0.1%, compared to (1.2)% for the same period in 2024. The improvement is largely driven by our increase in gross profit, marketing efficiency, and operating leverage.

Our total operating expenses as a percentage of GTV decreased from 22.1% in 2022 to 11.9% in 2024 and 11.8% for the six months ended June 30, 2025. By leveraging social media and building a trusted brand, we expand our target audience, boost engagement, and achieve higher conversion rates at lower cost compared to traditional paid search channels. This led to a reduction in sales and marketing expenses as a percentage of GTV from 10.8% in 2022 to 7.7% in 2024. For the six months ended June 30, 2025, sales and marketing expenses as a percentage of GTV increased to 7.9%, reflecting our continuous effort and investment to strengthen our brand and increase our market share. We have invested in software and technological capabilities to support growth and enhance user experiences. By streamlining platform development and maintenance processes, we have driven innovation while improving cost efficiency. Consequently, research and development expenses as a percentage of GTV decreased from 5.8% in 2022 to 2.0% in 2024. For the six months ended June 30, 2025, research and development expenses as a percentage of GTV was 1.9%, decreased from 2.2% for the same period in 2024. Additionally, our prudent

____________

1        See “— Non-IFRS Financial Metrics” for more information about adjusted EBITDA, including the limitations of such metric, and a reconciliation of adjusted EBITDA to operating loss, the most directly comparable financial metric calculated in accordance with IFRS.

management of administrative expenses contributed to operational efficiency, lowering administrative expenses as a percentage of GTV from 5.5% in 2022 to 2.1% in 2024. For the six months ended June 30, 2025, administrative expenses as a percentage of GTV was 2.0%, decreased from 2.3% for the same period in 2024.

Our profitability strategy focuses on continued improvement of gross profit as a percentage of GTV, alongside growth in scale. By optimizing user acquisition, prudently investing in technology innovations, and streamlining business operations, we expect to continue to drive substantial improvement in our profitability and enhance our adjusted EBITDA as a percentage of GTV.

Adjusted EBITDA as a percentage of GTV

Robust Cohort Behavior Driving Growth

In 2024, we achieved GTV of US$2.5 billion, representing approximately 2.7 times our GTV in 2019 of US$918 million. This strong growth reflects our ability to effectively monetize users and drive repeat bookings, supported by the strong retention and increasing value of transacting user cohorts over time. As users become more familiar with and develop trust in our platform, they tend to book more frequently and at higher values, contributing to higher average GTV per user.

The chart below illustrates the indexed growth in average GTV2 per transacting user for each cohort, where each cohort represents users who made their first booking on our platform within a given calendar year. For example, the 2019 cohort includes users who transacted for the first time between January 1 and December 31, 2019. Average GTV2 per transacting user for the 2019 cohort in Year 1 is calculated by dividing the total GTV2 generated by the cohort during the rolling one-year period, by the number of transacting users in the 2019 cohort during the same period.

Key positive trends from our historical cohorts include:

•        Cohorts consistently deepen their engagement over time, with higher GTV2 per transacting user each year. For example, the 2019 cohort reached 2.1x average GTV2 per user in Year 5 relative to Year 1, reflecting increased usage over time as users become more habituated with our platform.

•        Newer cohorts are benefiting from a broader selection of products, enhanced user experience, and more innovative offerings. For example, the 2023 cohort’s average GTV2 per transacting user in their first year was 1.5x that of the 2019 cohort, reflecting stronger first-time monetization driven by a more compelling and relevant product portfolio.

____________

2        Based on GTV generated by transacting users, before adjustments for cancellations and refunds.

Average GTV per transacting user by cohort2 (indexed to Year 1 of 2019 cohort)

Our platform is anchored in delivering a superior user experience. We leverage data-driven insights and AI to personalize recommendations and optimize booking flows, driving higher satisfaction, repeat engagement, and user retention. These dynamics highlight the growing contribution of existing users to our platform. In 2024, 44.2% of experiences booked were by existing users (defined as users who had first transacted prior to the year of the relevant booking), representing more than 1.5 times the number of such bookings in 2023. This growing engagement among our existing user base improves visibility into future GTV and enhances operating leverage as the business scales.

Key Factors Affecting Our Results of Operations

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations and maintain or increase profitability.

Ability to grow our merchants and expand our offerings

Our business model is anchored in the success of our merchants, who join our platform and generate consistent bookings over time. Expanding the merchant base along with the depth and diversity of their offerings is important for attracting and retaining our users. With over a decade of experience and expertise in identifying, sourcing and onboarding merchants, we take a rigorous approach to partner selection. We evaluate criteria such as historical performance, customer reviews and geographic fit relative to our existing offering coverage. This enables us to curate a high-quality, trusted network of merchants aligned with our users’ needs and expand experiences offerings available on our platform. As of June 30, 2025, our platform featured approximately 300,000 experiences offerings, representing a 36% increase from the same period in 2024.

Our ability to grow and maintain our merchant network depends on empowering our partners to succeed. By providing access to a global user base, our platform helps merchants unlock demand and drive incremental revenue. This impact is reflected in strong merchant performance over time. For instance, merchants who made a sale in 2023, generated 127% of their 2023 GTV3 in 2024, highlighting their ability to scale and deepen engagement on our platform. These dynamics reinforce our role as a reliable partner, encouraging more merchants to join our platform, broaden their offerings and scale their businesses.

____________

2        Based on GTV generated by transacting users, before adjustments for cancellations and refunds.

3        Before adjustments for cancellations and refunds.

We support merchants across their business lifecycle with digital infrastructure and AI-driven tools that translate sales and review data into actionable recommendations, helping them refine their offerings and innovate continuously. These tools enhance reach, unlock demand and generate incremental revenue. Our local business development teams collaborate closely with merchants to co-develop new offerings and optimize their presence on our platform. We generate our GTV directly from these merchant relationships, underscoring our ability to consolidate fragmented supply through digitalization.

We aim to scale our merchant network further by maintaining close collaboration with partners, upholding high operational standards, and investing in technology and management resources to support long-term growth across our ecosystem.

Ability to cost-effectively attract and engage users

Driving business growth requires us to effectively attract new users and deepen their engagement with our platform by encouraging repeat bookings over time, while maintaining cost efficiency. In 2024, we recorded more than 10.7 million annual transacting users from over 200 geographic markets worldwide, underscoring the substantial reach of our offerings and the vast scale of our operations across markets.

We have also cultivated a strong and active user base, reflected in over 12 million verified reviews on our platform as of June 30, 2025, which foster trust, influence purchase decisions and enhance overall engagement. Notably, over 70% of our traffic originated from organic sources, such as social media and word-of-mouth marketing, underscoring the strength of our brand equity and the efficiency of our user acquisition efforts. Our social media-led initiatives, including the Klook Kreator program, leverage authentic user-generated content to amplify engagement, broaden our presence across key APAC markets and attract intercontinental travelers.

Our platform features a broad portfolio of experiences offerings as well as complementary offerings that serve travelers at multiple stages of their trips. These include rail, ground transportation, car rental and e-SIMs. The portfolio is further supported by a strong track record of product innovation, featuring city passes designed to enhance the user experience. Our differentiated mix delivers convenience and value, creates multiple user touchpoints and enables hyper-personalized recommendations. In 2024, 32% of transacting users booked three or more unique experiences, up from 21% in 2022, reflecting the effectiveness of our cross-sell strategies in driving deeper engagement and increased booking frequency.

We aim to continue scaling our platform by increasing both the breadth of our product offerings and the depth of user engagement. As we attract users from a broader range of regions, we aim to focus on retaining them through ongoing product innovation, enhanced platform experiences and a strengthened brand presence. These efforts are intended to deepen user engagement and encourage repeat bookings, while continuing to cost-effectively manage user acquisition and retention.

Ability to invest effectively in technology and research and development

We have increased, and intend to continue increasing, our technology investments to drive topline growth, improve operational efficiency and strengthen our competitive advantage. Such technology investments have empowered our platform with the flexibility needed to cater to the dynamic, mobile lifestyle of today’s travelers. In 2024, 83% of experiences booked4 were conducted through mobile devices, 95% were confirmed instantly, and more than 50% were booked within a week of participation. These outcomes reflect our focus on embedding AI, automation, and data analytics across the platform to deliver frictionless, scalable and personalized user experiences.

Technology innovation is central to creating value for merchants, users and our internal operations. Our supply-side systems integrate with global partners via scalable APIs and a feature-rich portal, enabling efficient management of inventory, reservations and sales. For users, we introduce AI features to enhance engagement through real-time personalization, content generation and intelligent recommendations for better matching, driving higher satisfaction, conversion and repeat bookings. AI also drives internal productivity across core functions, from customer support to engineering and marketing, reducing manual workloads and improving cost-efficiency. Our platform supports 14 languages through AI-powered localization, enabling global scalability with a lean linguistic team.

To scale content creation more efficiently, we deploy multimodal large language models within proprietary workflows to generate marketing content at scale. Performance data across platforms is continuously captured and fed back into the system to optimize content creation, driving improved engagement and effectiveness for both users and merchants.

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4        Before adjustments for cancellations and refunds.

Our R&D team of over 480 engineers, scientists and researchers, brings deep domain expertise from leading global technology companies and academic institutions. This talent pool plays a critical role in driving continuous innovation and developing AI capabilities across our platform. We continue to prioritize technology investment across consumer platform capabilities, merchant enablement, marketing technology and infrastructure engineering. Through sustained investment in proprietary technology and AI, we aim to accelerate growth, realize operating leverage and deliver long-term value to users, merchants and shareholders.

Ability to establish a scalable and cost-efficient platform

Our ability to achieve cost efficiency is a key factor affecting our financial performance. We focus on enhancing our monetization capabilities by optimizing pricing strategies. We generally have discretion on the price charged to transacting users, and therefore have the ability to set the level of mark-up over the predetermined cost with merchants. Such flexibility allows us to effectively manage and tailor our pricing according to specific market dynamics, timing and competitive pressures.

As a platform with a largely fixed cost structure, increased booking volume enables us to improve efficiency, drive operating leverage and progressively expand margins. Our scalable infrastructure, supported by technology and data, allows us to service more users and higher booking volume without a corresponding increase in costs. Investments in AI, automation, centralized operations and product-led growth initiatives have further enhanced our scalability. We also drive booking volume through user engagement initiatives like the Klook Kreator program and our personalized recommendation engine, which improve conversion and booking frequency with minimal incremental spend.

As we grow, we expect to strengthen our monetization through securing favorable commercial terms with merchants by offering them broader global exposure and access to a more diversified user base. We also plan to introduce more premium offerings and tailored packages to meet evolving user needs. These efforts aim to capture greater economies of scale while maintaining cost discipline, particularly in corporate functions, to support long-term margin expansion.

Ability to expand our global presence

We have established a global network that connects users from diverse origins to merchants across multiple destinations. Our ability to promote a broader portfolio of offerings has allowed us to capitalize on international travel demand, with ROW origins contributing 17.6% to our total GTV in the six months ended June 30, 2025, representing an increase from 4.5% in 2022. Furthermore, we have successfully directed traffic to ROW destinations, which accounted for 10.0% of our total GTV in the six months ended June 30, 2025. We are also focused on capturing inbound and outbound travel opportunities in APAC, leveraging our strong presence in the region to drive growth.

While global expansion is vital for broadening our market reach and diversifying revenue streams, it requires substantial investment in infrastructure, technology, and marketing, particularly in regions like the United States, Europe and the Middle East. To effectively penetrate new markets, we are committed to employing a proven data-driven approach to understand user needs and utilizing tailored technology to onboard merchants and localize our offerings. This creates a plug-and-play model that facilitates more seamless, faster time-to-scale global expansion.

As we continue to expand geographically, our results may be influenced by international trends, which may require adjustments to our strategic priorities.

Macro environment and travel industry trends

Our business is driven by the demand for travel and experiences in our key destinations, as well as the growth of the economy where travelers are from. Economic growth generally stimulates consumer willingness and capacity to spend, increasing travel frequency and spending. We benefit from certain market trends that affect how users purchase experiences offerings, such as rising middle and affluent classes in APAC, shifting preferences towards experiences.

Our business has demonstrated resilience during past disruptions by adapting to changing conditions. The impact of adverse travel trends in one travel corridor is less pronounced for us due to our broad exposure to global origin and destination markets, which provides more resilience against localized shocks.

Seasonality

Our business model is inherently seasonal, reflecting typical travel behavior patterns over the course of the calendar year. We have historically experienced higher revenue in the second half of each year, which coincides with strong demand for travel and experiences offerings during the holiday travel seasons. For details, see “— Selected Quarterly Results of Operations.”

The impact of seasonality is less pronounced for us given our diversified footprint. As our business continues to grow, we expect these seasonality trends to change.

Impact of COVID-19 on Our Business

The easing of COVID-19–related travel restrictions in 2023 created a more supportive operating environment for the travel industry compared to that of 2022. While this recovery provided a tailwind, our growth in 2023 was significantly fueled by our expansion into new markets, the introduction of new offerings and enhancements to our platform. As a result of these initiatives, our GTV in 2023 significantly exceeded 2019 pre-pandemic levels, representing approximately 2.0 times 2019 GTV. As of the date of this prospectus, COVID-19 no longer has a material impact on our business or results of operations.

Key Components of Results of Operations

Revenue

We generate our revenue primarily from sales of experiences offerings, and to a lesser extent, advertising income. The following table presents our revenue streams, in absolute amounts and as a percentage of our total revenue, for the years indicated.

	For the year ended December 31,						For the six months ended June 30,
	2022		2023		2024		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Sales of experiences offerings	125,132	97.3	328,121	97.9	410,322	98.4	174,510	98.6	254,997	97.8
Advertising income	3,488	2.7	7,048	2.1	6,790	1.6	2,461	1.4	5,604	2.2
Total revenue	128,620	100.0	335,169	100.0	417,112	100.0	176,971	100.0	260,601	100.0

Sales of experiences offerings

We generate revenue substantially from sales of experiences offerings. We evaluate whether we are an agent or a principal in a transaction to determine if revenue should be recognized on a net or gross basis. Revenue is recognized on a net basis when we do not control the offerings provided by merchants to transacting users and we do not assume inventory risk of such offerings. Such revenue represents the commissions we earn as an intermediating agent between transacting users and merchants. To a lesser extent, we recognize revenue on a gross basis if we pre-purchase the offerings and assume inventory risk, such as certain attraction admission tickets. Such revenue generally represents the total amount paid by transacting users, where the cost of procuring the relevant offerings from merchants is included as part of the cost of revenue.

Advertising income

We generate advertising income primarily from providing advertising solutions to tourism boards, merchants and business partners, where we facilitate their promotion of an event or campaign or displaying destination-related advertisements on our mobile app, website or social platforms or through our marketing partners.

Cost of Revenue

Our cost of revenue primarily consists of (i) cost of procuring experiences offerings net of related rebates and incentives from merchants for which the related revenue was recognized on a gross basis and (ii) employee benefit expenses associated with merchant servicing personnel.

Gross Profit

Gross profit is equal to our revenue less cost of revenue. As our revenue is recognized both on a net and a gross basis, we evaluate performance of our business model using gross profit. Similarly, gross profit margin, defined as gross profit divided by revenue, may not be comparable to similarly titled metrics reported by other companies, and we typically do not refer to gross profit margin as a key indicator of performance. Instead, we track gross profit as a percentage of GTV to assess our monetization capabilities. Please see “— Key Operating and Financial Metrics” for more information about gross profit as a percentage of GTV.

Operating Expenses

Our operating expenses include selling and marketing expenses, research and development expenses and administrative expenses. The following table sets forth the breakdown of our operating expenses, in absolute amounts, for the years indicated.

	For the year ended December 31,			For the six months ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
Selling and marketing expenses	71,268	140,475	194,163	82,304	115,875
Research and development expenses	38,323	42,164	51,372	24,396	27,770
Administrative expenses	36,389	43,475	52,081	25,088	28,866
Total operating expenses	145,980	226,114	297,616	131,788	172,511

Selling and marketing expenses

Our selling and marketing expenses consist primarily of (i) promotion and advertising expenses; (ii) order management expenses; and (iii) employee benefit expenses for our sales and marketing personnel. We plan to continue to strategically incur selling and marketing expenses in growing our user base and strengthening our brand. As a result, we expect our selling and marketing expenses to increase in absolute amounts in the foreseeable future due to the continued growth of our business, and to decrease as a percentage of GTV in the long run due to improved economies of scale.

Research and development expenses

Our research and development expenses consist primarily of (i) employee benefit expenses for personnel responsible for development and maintenance of our platform, technology and infrastructure; (ii) cloud service fees and software license expenses; and (iii) depreciation and amortization attributable to our platform development and maintenance. We expect our research and development expenses to increase in absolute amounts in the foreseeable future as we continue to invest in software and technological capabilities and advancement to enhance user experience on our platform and support the growth of our business. We expect our research and development expenses to decrease as a percentage of GTV in the long run due to improved economies of scale.

Administrative expenses

Our administrative expenses consist primarily of (i) employee benefit expenses for management, customer support and administrative functions; (ii) depreciation and amortization; (iii) customer support-related fees; and (iv) others, such as professional fees. We expect our administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as additional costs as a result of operating as a public company. We expect our administrative expenses to decrease as a percentage of GTV in the long run due to improved economies of scale.

Losses Related to Convertible Preferred Shares

Our losses related to convertible preferred shares primarily arise from fair value changes of our convertible preferred shares. The fair value of the convertible preferred shares was determined by valuation techniques and performed by an independent valuer. The major factors affecting the valuation result include historical financial results and assumptions, such as future growth rates, discount rate and expected volatility. Upon completion of this offering, our convertible preferred shares will be automatically converted into ordinary shares. For details of our historical issuances of convertible preferred shares and other securities, see “Description of Share Capital — History of Securities Issuances.”

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following table sets forth our results of operations for the years indicated.

	For the year ended December 31,			For the six months ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
Revenue	128,620	335,169	417,112	176,971	260,601
Cost of revenue	(82,909)	(177,955)	(159,311)	(67,019)	(97,294)
Gross profit	45,711	157,214	257,801	109,952	163,307
Selling and marketing expenses	(71,268)	(140,475)	(194,163)	(82,304)	(115,875)
Research and development expenses	(38,323)	(42,164)	(51,372)	(24,396)	(27,770)
Administrative expenses	(36,389)	(43,475)	(52,081)	(25,088)	(28,866)
Operating loss	(100,269)	(68,900)	(39,815)	(21,836)	(9,204)

Finance costs, net	(1,306)	(4,451)	(4,265)	(3,743)	(7,089)
Other income, net	1,835	197	312	101	204
Share of losses of associates and a joint venture	(44)	(901)	(4,490)	(1,901)	(1,937)
Reversal of contract liabilities related to investment in a joint venture	—	523	6,280	3,143	3,038
Fair value gains/(losses) on financial assets at fair value through profit or loss, net	164	(124)	5,205	1,391	1,378
Losses related to convertible preferred shares	(23,002)	(68,145)	(61,830)	(51,253)	(59,169)
Loss before income tax	(122,622)	(141,801)	(98,603)	(74,098)	(72,779)
Income tax expenses	(230)	(471)	(671)	(15)	(474)
Loss for the year	(122,852)	(142,272)	(99,274)	(74,113)	(73,253)

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenue

Our revenue increased by 47.2% to US$260.6 million in the six months ended June 30, 2025 from US$177.0 million for the same period in 2024, which was mainly driven by the increase in our revenue generated from sales of experiences offerings.

Our revenue from sales of experiences offerings increased by 46.1% to US$255.0 million in the six months ended June 30, 2025 from US$174.5 million during the same period in 2024. This increase was mainly due to continued growth in number of experiences booked, driven by strong travel demand, increasing number of experiences offerings to capture more travel occasions and improved cross-selling strategies.

Our revenue from advertising income increased by 124.0% to US$5.6 million in the six months ended June 30, 2025 from US$2.5 million for the same period in 2024, primarily due to more collaborations with tourism boards and merchants.

Cost of Revenue

Our cost of revenue increased by 45.2% to US$97.3 million in the six months ended June 30, 2025, from US$67.0 million for the same period in 2024, primarily due to the increase in cost of experiences offerings acquired from merchants, which was generally in line with our business growth.

Gross Profit

As a result of the foregoing, our gross profit increased by 48.5% to US$163.3 million in the six months ended June 30, 2025 from US$110.0 million for the same period in 2024. Our gross profit as a percentage of GTV also grew from 9.9% in the six months ended June 30, 2024 to 11.2% for the same period in 2025, mainly as a result of the ongoing diversification of offerings and improvement in monetization capabilities as we scale.

Operating Expenses

Our operating expenses increased by 30.9% to US$172.5 million in the six months ended June 30, 2025 from US$131.8 million for the same period in 2024. Our operating expenses as a percentage of GTV remained stable at 11.8% compared with the same period in 2024, demonstrating operating leverage while we continued to scale our business.

Selling and marketing expenses

Our selling and marketing expenses increased by 40.8% to US$115.9 million in the six months ended June 30, 2025 from US$82.3 million for the same period in 2024, which was mainly attributable to higher promotion and advertising expenses associated with user growth and market expansion.

Research and development expenses

Our research and development expenses increased by 13.9% to US$27.8 million in the six months ended June 30, 2025 from US$24.4 million for the same period in 2024, which was mainly attributable to the increase in cloud service fees and software license expenses to enhance our cloud services and technology infrastructure.

Administrative expenses

Our administrative expenses increased by 15.1% to US$28.9 million in the six months ended June 30, 2025 from US$25.1 million for the same period in 2024. This increase was mainly attributable to the increase in employee benefit expenses to support our business expansion.

Operating Loss

As a result of the foregoing, our operating loss decreased by 57.8% to US$9.2 million in the six months ended June 30, 2025 from US$21.8 million for the same period in 2024.

Losses Related to Convertible Preferred Shares

Our losses related to convertible preferred shares increased by 15.4% to US$59.2 million in the six months ended June 30, 2025 from US$51.3 million for the same period in 2024. The losses were primarily due to the increase in fair value of convertible preferred shares. Upon completion of this offering, our convertible preferred shares will be automatically converted into ordinary shares.

Loss for the Period

As a result of the foregoing, our loss for the period decreased slightly to US$73.3 million in the six months ended June 30, 2025 from US$74.1 million in the same period of 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our revenue increased by 24.4% to US$417.1 million in 2024 from US$335.2 million in 2023, which was mainly driven by the increase in our revenue generated from sales of experiences offerings.

Our revenue from sales of experiences offerings increased by 25.1% to US$410.3 million in 2024 from US$328.1 million in 2023. This increase was mainly due to a significant growth in number of experiences booked, driven by strong travel demand, increasing number of experiences offerings to capture more travel occasions and improved cross-selling strategies.

Our revenue from advertising income decreased by 2.9% to US$6.8 million in 2024 from US$7.0 million in 2023, primarily due to our focus on expanding experiences offerings, rather than deepening advertising collaborations with tourism boards and merchants.

Cost of Revenue

Our cost of revenue decreased by 10.5% to US$159.3 million in 2024 from US$178.0 million in 2023. This decrease was mainly due to the decreased proportion of cost of procuring experiences offerings from merchants, which aligns with our business strategy and shifts in offerings.

Gross Profit

As a result of the foregoing, our gross profit increased by 64.0% to US$257.8 million in 2024 from US$157.2 million in 2023. Our gross profit as a percentage of GTV also grew significantly from 8.5% in 2023 to 10.3% in 2024, mainly as a result of the ongoing diversification of offerings and improvement in monetization capabilities as we scale.

Operating Expenses

Our operating expenses increased by 31.6% to US$297.6 million in 2024 from US$226.1 million in 2023, primarily due to an increase in selling and marketing expenses of US$53.7 million. Our operating expenses as a percentage of GTV decreased from 12.3% in 2023 to 11.9% in 2024 due to improved economies of scale.

Selling and marketing expenses

Our selling and marketing expenses increased by 38.2% to US$194.2 million in 2024 from US$140.5 million in 2023, which was mainly attributable to (i) the increase in promotion and advertising expenses driven by our user growth and market expansion, as well as (ii) the increase in order management expenses, which was in line with our business growth.

Research and development expenses

Our research and development expenses increased by 21.8% to US$51.4 million in 2024 from US$42.2 million in 2023, which was mainly attributable to (i) the increase in employee benefit expenses driven by the increase in average salary and number of R&D personnel; and (ii) the increase in cloud service fees and software license expenses as a result of the enhancement of our cloud services and technology infrastructure.

Administrative expenses

Our administrative expenses increased by 19.8% to US$52.1 million in 2024 from US$43.5 million in 2023. This increase was mainly attributable to the increase in employee benefit expenses to support our business expansion.

Operating Loss

As a result of the foregoing, our operating loss decreased by 42.2% to US$39.8 million in 2024 from US$68.9 million in 2023.

Losses Related to Convertible Preferred Shares

Our losses related to convertible preferred shares decreased by 9.3% to US$61.8 million in 2024 from US$68.1 million in 2023. The losses were primarily due to the increase in fair value of convertible preferred shares. Upon completion of this offering, our convertible preferred shares will be automatically converted into ordinary shares.

Loss for the Year

As a result of the foregoing, our loss for the year decreased by 30.2% to US$99.3 million in 2024 from US$142.3 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Our revenue increased by 160.7% to US$335.2 million in 2023 from US$128.6 million in 2022, which was mainly driven by the increase in our revenue generated from sales of experiences offerings.

Our revenue from sales of experiences offerings increased by 162.3% to US$328.1 million in 2023 from US$125.1 million in 2022. This increase was mainly due to a significant growth in number of experiences booked, driven by increased travel demand and higher spending from transacting users.

Our revenue from advertising income increased by 100.0% to US$7.0 million in 2023 from US$3.5 million in 2022, primarily due to our increased collaborations with tourism boards and merchants.

Cost of Revenue

Our cost of revenue increased by 114.7% to US$178.0 million in 2023 from US$82.9 million in 2022. This increase was mainly due to the increase in cost of experiences offerings acquired from merchants, which was generally in line with our business growth.

Gross Profit

As a result of the foregoing, our gross profit increased by 244.0% from US$45.7 million in 2022 to US$157.2 million in 2023. Our gross profit as a percentage of GTV also grew significantly from 6.9% in 2022 to 8.5% in 2023, mainly as a result of the ongoing diversification of offerings and improvement in monetization capabilities as we scale.

Operating Expenses

Our operating expenses increased by 54.9% to US$226.1 million in 2023 from US$146.0 million in 2022, primarily due to an increase in selling and marketing expenses of US$69.2 million. Our operating expenses as a percentage of GTV decreased from 22.1% in 2022 to 12.3% in 2023 due to improved economies of scale.

Selling and marketing expenses

Our selling and marketing expenses increased by 97.1% to US$140.5 million in 2023 from US$71.3 million in 2022, which was mainly attributable to the increase in promotion and advertising expenses driven by (i) our expanded sales and marketing efforts, as well as (ii) the increase in order management expenses, which was in line with our business growth.

Research and development expenses

Our research and development expenses increased by 10.2% to US$42.2 million in 2023 from US$38.3 million in 2022. This increase was mainly attributable to the increase in cloud service fees and software license expenses.

Administrative expenses

Our administrative expenses increased by 19.5% to US$43.5 million in 2023 from US$36.4 million in 2022. This increase was mainly attributable to the increase in employee benefit expenses to support our business expansion.

Operating Loss

As a result of the foregoing, our operating loss decreased by 31.3% to US$68.9 million in 2023 from US$100.3 million in 2022.

Losses Related to Convertible Preferred Shares

Our losses related to convertible preferred shares increased by 196.1% to US$68.1 million in 2023 from US$23.0 million in 2022. The losses were primarily due to the increase in fair value of convertible preferred shares. Upon completion of this offering, our convertible preferred shares will be automatically converted into ordinary shares.

Loss for the Year

As a result of the foregoing, our loss for the year increased by 15.8% to US$142.3 million in 2023 from US$122.9 million in 2022.

Selected Quarterly Results of Operations

The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited consolidated selected quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated financial data include all adjustments, consisting only of normal and recurring adjustments, that our management considered necessary for a fair statement of our financial position and results of operation for the quarters presented.

	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
	(in thousands)
Revenue	64,192	81,671	87,648	101,658	87,759	89,212	107,001	133,140	122,325	138,276
Cost of revenue	(37,975)	(44,754)	(42,136)	(53,090)	(32,887)	(34,132)	(44,687)	(47,605)	(47,134)	(50,160)
Gross profit	26,217	36,917	45,512	48,568	54,872	55,080	62,314	85,535	75,191	88,116
Selling and marketing expenses	(29,992)	(32,795)	(39,090)	(38,598)	(40,202)	(42,102)	(47,213)	(64,646)	(56,484)	(59,391)
Research and development expenses	(9,940)	(9,418)	(10,663)	(12,143)	(12,242)	(12,154)	(12,832)	(14,144)	(13,936)	(13,834)
Administrative expenses	(9,793)	(10,661)	(11,342)	(11,679)	(11,866)	(13,222)	(13,167)	(13,826)	(13,815)	(15,051)
Operating loss	(23,508)	(15,957)	(15,583)	(13,852)	(9,438)	(12,398)	(10,898)	(7,081)	(9,044)	(160)

The following table sets our key operating metrics and non-IFRS financial metrics for the quarters presented.

	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
	(in thousands, except for percentages)
Experiences booked (in units)	7,854	9,501	10,769	12,053	12,181	12,406	13,673	16,223	15,261	16,271
GTV	349,040	420,083	539,373	531,012	565,553	548,440	636,664	756,809	702,583	755,283
Gross profit	26,217	36,917	45,512	48,568	54,872	55,080	62,314	85,535	75,191	88,116
Gross profit as a percentage of GTV	7.5%	8.8%	8.4%	9.1%	9.7%	10.0%	9.8%	11.3%	10.7%	11.7%
Adjusted EBITDA	(20,127)	(11,989)	(11,501)	(9,853)	(5,428)	(7,803)	(6,890)	(2,811)	(3,904)	4,854
Adjusted EBITDA as a percentage of GTV	(5.8)%	(2.9)%	(2.1)%	(1.9)%	(1.0)%	(1.4)%	(1.1)%	(0.4)%	(0.6)%	0.6%

We generally experienced continued growth in our GTV during the ten quarters presented, which was primarily driven by the increase in number of experiences booked. This momentum reflects our effort to expand experiences offerings, scale our user base and unlock cross-sell opportunities.

Across the periods presented, we also experienced continued growth in our gross profit. Our gross profit as a percentage of GTV improved in the last four quarters on a year-over-year basis due to our continued focus on lowering costs with merchants, focusing on higher-margin categories and merchants, optimizing pricing and providing value-added features. As we continued to scale our platform and broaden our geographic coverage, we generally incurred increased in absolute amounts of selling and marketing expenses, research and development expenses and administrative expenses during the quarters presented. However, our adjusted EBITDA as a percentage of GTV generally narrowed across the same periods due to improved economies of scale.

Our quarterly results of operations, including but not limited to the levels of our gross profit and operating expenses, may vary significantly due to a variety of factors, some of which are outside of our control. Due to our limited operating history and fast historical growth, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Non-IFRS Financial Metrics

We use the following non-IFRS financial metrics to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations and assists in comparisons with other companies, many of whom use similar financial information. We also believe that the presentation of the non-IFRS financial metrics provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in our financial and operational decision-making so that investors can see through the eyes of our management regarding important financial metrics that our management uses to run the business as well as allowing investors to better understand our performance.

Non-IFRS financial information is merely presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly-titled non-IFRS metrics used by other companies. Whenever we use non-IFRS financial metrics, a reconciliation is provided to the most closely applicable financial metric stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial metrics and the reconciliation of these non-IFRS financial metrics to their most directly comparable IFRS financial metrics. For the detail movements of our Non-IFRS financial information, please refer to “— Key Operating and Financial Metrics.”

Adjusted EBITDA

We define adjusted EBITDA as operating loss adjusted to exclude depreciation and amortization and share-based payment expenses, which are non-cash in nature or not driven by core results of operations. The following table presents a reconciliation of operating loss to adjusted EBITDA for the periods indicated.

	For the year ended December 31,			For the six months ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
Operating loss	(100,269)	(68,900)	(39,815)	(21,836)	(9,204)
Adjusted to exclude:
Depreciation and amortization	7,119	7,032	8,134	4,130	4,915
Share-based payment expenses	6,741	8,398	8,749	4,475	5,239
Adjusted EBITDA	(86,409)	(53,470)	(22,932)	(13,231)	950

The following table presents a reconciliation of operating loss to adjusted EBITDA for each of the quarterly periods from the quarter ended March 31, 2023 to the quarter ended December 31, 2024.

	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
	(in thousands)
Operating loss	(23,508)	(15,957)	(15,583)	(13,852)	(9,438)	(12,398)	(10,898)	(7,081)	(9,044)	(160)
Adjusted to exclude:
Depreciation and amortization	1,589	1,701	1,772	1,970	1,944	2,186	1,957	2,047	2,386	2,529
Share-based payment expenses	1,792	2,267	2,310	2,029	2,066	2,409	2,051	2,223	2,754	2,485
Adjusted EBITDA	(20,127)	(11,989)	(11,501)	(9,853)	(5,428)	(7,803)	(6,890)	(2,811)	(3,904)	4,854

Liquidity and Capital Resources

Historically, we have financed our operations and capital expenditures primarily through cash generated from financing activities, particularly from issuance of convertible preferred shares. As of December 31, 2022, 2023, 2024, and June 30, 2025, we had cash and cash equivalents of US$131.8 million, US$135.4 million, US$146.4 million and US$135.4 million; and short-term bank deposits of US$22.5 million, US$0.3 million, US$13.8 million and US$13.9 million, respectively. We held investments in certain treasury products of US$11.0 million, US$26.3 million, US$53.1 million and US$71.0 million as of December 31, 2022, 2023, 2024, and June 30, 2025, respectively. These treasury products are primarily with short tenure and are interest-bearing.

As of December 31, 2022, 2023, 2024, and June 30, 2025, we had pledged and restricted bank deposits of US$9.8 million, US$32.9 million, US$17.5 million and US$30.4 million, respectively, mainly representing balances restricted pursuant to corporate bank guarantees issued by financial institutions. We manage these liquid assets in a prudent manner to mitigate cash management risks.

We incurred a loss for the year of US$122.9 million and operating cash outflow of US$61.4 million in 2022. We incurred a loss for the year of US$142.3 million and operating cash outflow of US$42.6 million in 2023. We incurred a loss for the year of US$99.3 million and operating cash inflow of US$47.9 million in 2024. We incurred a loss of US$73.3 million and operating cash outflow of US$35.0 million in the six months ended June 30, 2025. We accumulated a shareholders’ deficit of US$1,058.5 million as of June 30, 2025. As of December 31, 2022, 2023, 2024 and June 30, 2025, we recorded positive working capital of US$129.7 million, US$102.0 million, US$125.8 million and US$108.4 million, respectively. Working capital is defined as current assets minus current liabilities, excluding convertible preferred shares of US$900.4 million, US$1,034.1 million, US$1,161.2 million and US$1,212.0 million, respectively, which are not expected to result in cash outflows within the next twelve months from the date of this prospectus.

As of June 30, 2025, we had credit facilities in an aggregate amount of US$283.1 million from various financial institutions. As of the same date, US$227.5 million were unused. These credit facilities are in support of our daily operation such as issuance of corporate bank guarantees, corporate credit cards and revolving loan facilities. These credit facilities are partially pledged with our deposits or treasury products maintained with these financial institutions. There are no material covenants that restrict our ability to undertake additional financing associated with the used credit facilities. Utilization of unused credit facilities may require approval by the relevant financial institutions, which will be governed by separate agreements to be entered into with the financial institutions upon utilization.

Our material cash requirements as of June 30, 2025 and any subsequent period were mainly for our working capital. We made capital expenditures of US$1.3 million, US$4.9 million, US$7.8 million and US$3.1 million for the years ended December 31, 2022, 2023, 2024 and six months ended June 30, 2025, respectively, mainly consisting of our expenditures in connection with purchase of plant and equipment and intangible assets. We expect to continue to make cash commitments, including capital expenditures, to meet the expected growth of our business. We intend to fund our material cash requirements with our cash balances and proceeds from this offering. As of June 30, 2025, we believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flows from operations, will be sufficient to meet our anticipated working capital and capital expenditure requirements for the next 12 months.

We intend to finance our future capital requirements through cash generated from our operating activities, the net proceeds from this offering, and other future equity or debt financings. We may, however, need additional capital in the future. If we determine that we cannot meet our current or expected liquidity requirements, we may seek to issue equity or debt securities or obtain additional credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our anticipated revenue growth and cash inflows for the foreseeable future and planned actions are based on our current expectations, beliefs and estimates and are not guarantees of our future operating results, liquidity and ability to continue operations.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended December 31,			For the six months ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(61,385)	(42,638)	47,863	19,828	(34,993)
Net cash generated from/(used in) investing activities	177,093	4,554	(45,765)	(61,247)	(18,380)
Net cash (used in)/generated from financing activities	(5,050)	39,790	8,714	12,761	46,458
Net increase/(decrease) in cash and cash equivalents	110,658	1,706	10,812	(28,658)	(6,915)
Cash and cash equivalents at the beginning of the year	18,765	131,819	135,460	135,460	146,410
Effect of currency translation differences on cash and cash equivalents	2,396	1,935	138	2,145	(4,139)
Cash and cash equivalents at the end of the year	131,819	135,460	146,410	108,947	135,356

Operating Activities

Net cash used in operating activities in the six months ended June 30, 2025 of US$35.0 million primarily driven by our loss before income tax of US$72.8 million, adjusted for losses related to convertible preferred shares of US$59.2 million. Changes in working capital were US$28.0 million, which included a decrease in trade and other payables of US$13.8 million, an increase in pledged and restricted bank deposits of US$12.9 million, an increase in inventories of US$11.1 million, an increase in trade receivables, net, other receivables, deposits and prepayment of US$8.6 million, offset by an increase in contract liabilities of US$18.4 million.

Net cash generated from operating activities in 2024 of US$47.9 million, primarily driven by our loss before income tax of US$98.6 million, adjusted for losses related to convertible preferred shares of US$61.8 million. Changes in working capital were US$76.0 million, which primarily reflecting an increase in trade and other payables of US$52.7 million, an increase in pledged and restricted bank deposits of US$15.4 million and an increase in contract liabilities of US$8.7 million, partially offset by an increase in inventories of US$6.1 million.

Net cash used in operating activities in 2023 of US$42.6 million primarily related to our loss before income tax of US$141.8 million, adjusted for losses related to convertible preferred shares of US$68.1 million, share-based payment expenses of US$8.4 million and depreciation of right-of-use assets of US$4.7 million, partially offset by interest income of US$2.8 million. Changes in working capital were US$17.5 million, which included an increase in trade and other payables of US$46.0 million, an increase in contract liabilities of US$46.0 million and a decrease in inventories of US$3.2 million, offset by an increase in trade receivables, net, other receivables, deposits and prepayment of US$54.6 million and an increase in pledged and restricted bank deposits of US$23.1 million.

Net cash used in operating activities in 2022 of US$61.4 million primarily related to our loss before income tax of US$122.6 million, adjusted for losses related to convertible preferred shares of US$23.0 million, share-based payment expenses of US$6.7 million and depreciation of right-of-use assets of US$4.8 million, partially offset by interest income of US$1.9 million. Changes in working capital were US$26.3 million, which included an increase in trade and other payables of US$42.9 million, offset by an increase in trade receivables, net, other receivables, deposits and prepayment of US$9.4 million, a decrease in contract liabilities of US$4.5 million and an increase in inventories of US$2.2 million.

Investing Activities

Net cash used in investing activities in the six months ended 2025 was US$18.4 million, primarily due to capital payment for acquisition of financial assets at fair value through profit or loss of US$177.6 million, offset by proceeds from disposal of financial assets at fair value through profit or loss of US$161.4 million.

Net cash used in investing activities in 2024 was US$45.8 million, primarily due to proceeds from disposal of financial assets at fair value through profit or loss of US$200.4 million, offset by payment for acquisition of financial assets at fair value through profit or loss of US$226.5 million and payment for investment in short-term bank deposits of US$16.9 million.

Net cash generated from investing activities in 2023 was US$4.6 million, primarily due to proceeds from financial assets at fair value through profit or loss of US$103.8 million and proceeds from redemption of short-term bank deposits of US$22.5 million, offset by payment for acquisition of financial assets at fair value through profit or loss of US$119.0 million.

Net cash generated from investing activities in 2022 was US$177.1 million, primarily due to net proceeds from redemption of short-term bank deposits of US$175.5 million, proceeds from financial assets at fair value through profit or loss of US$29.2 million and proceeds from financial assets at amortized costs of US$15.0 million, offset by payment for acquisition of financial assets at fair value through profit or loss of US$43.1 million.

Financing Activities

Net cash generated from financing activities in the six months ended June 30, 2025 was US$46.5 million, primarily due to US$49.9 million proceeds from issuance of convertible preferred shares, net of transaction costs, offset by principal and interest elements of lease payments of US$3.4 million.

Net cash generated from financing activities in 2024 was US$8.7 million, primarily due to US$63.9 million proceeds from issuance of convertible preferred shares, net of transaction costs, offset by repurchase of the convertible preferred shares of US$50.0 million and principal and interest elements of lease payments of US$5.3 million.

Net cash generated from financing activities in 2023 was US$39.8 million, primarily due to US$44.5 million proceeds from issuance of convertible preferred shares, net of transaction costs, offset by principal and interest elements of lease payments of US$5.1 million.

Net cash used in financing activities in 2022 was US$5.1 million, mainly due to principal and interest elements of lease payments of US$5.1 million.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025.

	As of June 30, 2025
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	US$	US$	US$	US$	US$
	(in thousands)
Convertible preferred shares*	1,394,909	—	1,394,909	—	—
Trade and other payables	166,957	166,957	—	—	—
Lease liabilities	19,975	5,734	4,122	3,876	6,243
Total	1,581,841	172,691	1,399,031	3,876	6,243

____________

*        Upon completion of this offering, our convertible preferred shares will be automatically converted into ordinary shares. For details of our historical issuances of convertible redeemable preferred shares and other securities, see “Description of Share Capital — History of Securities Issuances.”

Off-Balance Sheet Commitments and Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

Esquared Capital Limited is a holding company that does not have any substantive business operations by itself. We conduct our operations mainly through the subsidiaries and VIEs in the major jurisdictions where we operate. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries and the VIEs in certain jurisdictions where we operate may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met and regulatory approvals are obtained. See “Risk Factors — Risks Related to Our Corporate Structure” and “— Risks Related to Doing Business in the Geographic Market in Which We Operate — The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.” Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years then ended December 31, 2022, 2023, and 2024, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as of December 31, 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to a lack of sufficient procedures and controls to ensure the disclosures based on the relevant SEC reporting and disclosure requirements are completely and appropriately reflected in the consolidated financial statements.

We are in the process of implementing measures to address the material weakness identified, which include (i) adopting a disclosure checklist to ensure the disclosures based on the relevant SEC reporting and disclosure requirements are considered, and (ii) designing and implementing procedures and controls to ensure disclosures in the consolidated financial statements filed with the SEC are complete and appropriate.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors — Risks Related to Our Business and Industry — A material weakness in our internal control over financial reporting has been identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

We are an “emerging growth company”, as defined in the JOBS Act. As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. The exemption includes not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We may take advantage of the provision until the last day of our fiscal year following the fifth anniversary of the consummation of this offering or such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find our ADSs less attractive because we may rely on these exemptions. The result may be a less active trading market for our ADSs, and the price of our ADSs may become more volatile.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in nonconvertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

Inflation

To date, inflation in the geographic markets where we operate has not materially affected our results of operations. Although we have not been materially affected by inflation in the past and at this point in time, we may be affected if these markets or any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Currency Risk

We are exposed to foreign currency risk relating to various foreign currencies, such as USD, Hong Kong dollars, Japanese yen, Singapore dollars, New Taiwan dollars and various other currencies. HKD is pegged to the USD, and therefore HKD currency exposure is considered as minimal. For other foreign currencies, as each of our entities transacts mainly in its own functional currency, there are no significant foreign currency risks relating to future commercial transactions and recognized assets and liabilities.

Interest Rate Risk

Interest rate risk relates to the risk that the fair value or cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from short-term bank deposits. As our short-term bank deposits were short-term in nature, any changes in the interest rate from time to time is not considered to have any significant impact to our financial performance.

Credit Risk

Our credit risk arises from cash and cash equivalents, short-term bank deposits, pledged and restricted bank deposits, financial assets at fair value through profit or loss, trade receivables, other receivables and deposits. We place our cash and cash equivalents, short-term bank deposits, pledged and restricted bank deposits, financial assets at fair value through profit or loss, and trade receivables, other receivables and deposits with financial institutions which have high credit quality and management continually monitors the creditworthiness of these financial institutions. For the credit risk related to trade receivables, we collect considerations from transacting users principally via payment gateways. These payment gateways are with appropriate credit history and we perform credit evaluations of these payment gateways. Other receivables and deposits are mainly deposits placed with merchants that we have substantial transaction volume with. Therefore, we do not have any significant credit risk.

Liquidity Risk

We have been prudent in liquidity risk management by maintaining sufficient cash and the availability of funding through an adequate amount of available credit facilities to meet obligations when due. Our management aims to maintain flexibility in investing surplus funds in deposits with banks and keeping credit facilities available.

Critical Accounting Estimates

An accounting estimate is considered critical if it is required to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could have a material impact on the consolidated financial statements.

We prepare our consolidated financial statements in conformity with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”), which requires us to make estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

For a detailed discussion of our critical accounting estimates and related judgements, see Note 4 to our consolidated financial statements in this prospectus.

Impact of Recently Issued Accounting Standards

A list of recently issued accounting standards that are relevant to us is included in Note 2 to our consolidated financial statements in this prospectus.

Industry Overview

Global Consumption Being Reshaped by the “Experience Economy”

A fundamental shift has been underway in how consumers spend — households globally have increasingly allocated budgets towards experiences-related categories while reducing relative share of spending on material goods. This trend is most notable among Millennials and Gen Z, who have come to represent and influence a growing share of the global consumption. Moving forward, we expect spending on experiences will continue to take up a larger share of consumption, creating sustained momentum for the experience economy.

Between 2000 and 2024, spending in travel, leisure and experience-led sectors1 globally grew by 229%, outpacing the 172% growth in material goods spending2 during the same period, based on data from Euromonitor. This growth has been amplified by the emergence of digital platforms that have made it easier to access to experiences worldwide, creating entirely new categories of experiential spending. This trend has accelerated especially after the COVID-19 pandemic. Since 2020, experiences spending increased by 70% versus discretionary goods spending which increased by 41%. Businesses have recognized this shift and are adopting product and marketing strategies that embrace experiences over simple product sales. Technology platforms are able to facilitate consumer spending on experiences by streamlining discovery, booking and sharing. The experience economy is now a notable and impactful force, fundamentally altering the dynamics of global consumption.

Travel Experiences Are the Vanguard of this Paradigm Shift

Within this broader shift, travel experiences stand at the forefront, capturing discretionary spend and shaping how consumers plan and enjoy their journeys. According to Euromonitor’s Travel Consumer Survey, 78% of respondents agree that they value experiences as part of their lifestyle. The travel industry is a key beneficiary of this paradigm shift to an experience economy. From 2024 through 2029, the global leisure travel market is expected to grow at 8.4% annually. Travel experiences have become the cornerstone of modern-day travel planning and are often the spark for the trip itself, and travelers are frequently booking experiences throughout the trip. Experiences now command a growing share of the wallet, becoming a major component of the trip and of overall travel spend. The shift in spending priorities is significant, with 82% of travelers reporting they are prepared to spend more on travel activities and experiences than they did before, according to Klook’s Travel Pulse Survey in 2024.

____________

1        Refers to Consumer Expenditure on Recreational and Cultural Services, Package Holidays and Catering, which includes restaurants and cafes

2        Refers to Consumer Expenditure on Fashion-related goods such as apparel, footwear, accessories; Other accessories including jewelry, silverware, watches, suitcases, and baby carriages; Purchase of vehicles, such as cars and motorcycles; Recreational goods, such as consumer electronic appliances, musical and sports equipment, games; Other recreational expenditure, such as gardening or pet-related spending; Literary goods, such as books, magazines and newspapers

The experiences market is a rapidly expanding opportunity, reaching US$318.1 billion globally in 2024 and is expected to grow at 10.0% annually on average through 2029, according to Euromonitor. This makes it the fastest-growing travel segment, outpacing accommodations and flights. This growth is fueled by a fundamental shift in traveler behavior. Travelers are moving away from standardized, one-size-fits-all packages, with only 11% considering all-inclusive features important for future trips, according to Euromonitor’s Travel Customer Survey. Instead, they prefer to craft their own unique itineraries and maintain full control of their travel plans. This is further amplified by social media, with 79% of travelers citing platforms like Instagram and TikTok as their primary source of initial trip inspiration, according to Klook’s 2024 Travel Pulse Survey.

According to Euromonitor, experiences encompass a wide spectrum of offerings and includes activities, tours, and attractions. These range from walking and bus tours to bike, scooter and segway excursions; private car tours with drivers; wellness-related activities such as spas and resorts; and visits to museums, cultural sites, national parks and theme parks. This diversity underscores the complexity of the experiences category.

Structural Challenges and Opportunities in the Experiences Market

Despite its scale and importance to overall travel, bookings for the experiences sector remains largely offline. In 2024, only 34% of global bookings of experiences were made digitally, compared with 66% for accommodations and 81% for flights. This gap reflects several structural factors, including the highly fragmented merchant landscape, the non-standardized nature of experiences inventory, and entrenched traveler habits of booking last-minute and in-destination.

These dynamics create friction for both merchants and customers, but also highlight the opportunity for specialized platforms capable of unifying inventory, simplifying discovery, and enhancing trust.

Merchant Challenges

•        Lack of Technological Capabilities and Knowhow:    The absence of integrated systems for inventory, reservation, and payment processing impedes a merchant’s ability to sell online. Platforms with real-time booking engines, unified inventory management, and localized payment help mid-to-long tail merchants make their offerings more discoverable, streamline their operations and creating a more frictionless transaction.

•        Non-Standardized Inventory Spanning Multiple Sub-Categories:    Experience-related inventory varies substantially in format, duration, and pricing, creating challenges for merchants to offer their inventory through traditional distribution channels. A platform that develops standard structure for various sub-categories of experiences and consolidates fragmented inventories is critical to addressing the complexity of the sector.

•        Limited Global Reach and Marketing Expertise:    SMEs frequently lack the brand visibility and tools needed to reach global audiences. A platform with a large customer base, multilingual creator content, and targeted advertising can extend their reach and help mitigate seasonal volatility.

•        Difficulty Building Trust and Enhancing Service Quality:    Fragmented feedback loops exacerbated by one-time bookings typical for most experiences offerings make it difficult to track customers, improve service quality, and foster consumer trust. Furthermore, operational complexity is elevated in experiences with multiple follow-up interactions often required in the lead-up to fulfillment. A digital platform can tackle these elements and build a deeper relationship with the customer.

Customer Challenges

•        Disconnected Information and Fragmented Offerings:    Experiences offerings are dispersed across online and offline sources, and language barriers further impede discovery and booking. Consolidating supply and combining it with AI-powered search, automated translation, and hyper-personalized recommendations for better matching enables a unified and seamless customer experience.

•        Trust and Reliability Concerns:    Evaluating the legitimacy of predominantly unbranded SME experiences merchants is challenging. This is even more pronounced in cross-border bookings. Extensive platform support, including merchant vetting, fraud detection, AI-generated review summaries, along with integrated customer service functions, helps build customer confidence and trust.

•        Complex Communication and Logistics:    Coordinating multi-activity itineraries often requires managing separate bookings, connecting logistics, and overcoming language barriers. These challenges are heightened in the last mile of travel, when customers are booking close to or during their trip and require instant confirmation and seamless coordination. AI-enhanced tools such as chatbots, smart notifications, and unified digital tickets simplify post-booking management and participation, creating a smoother trip.

•        Price Transparency:    Inconsistent pricing structures and multiple currencies create confusion for customers. Automated currency conversion and pricing optimization on a unified platform enable clear, like-for-like comparisons, enhancing transparency and perceived value.

By addressing these barriers, specialized platforms address structural inefficiencies and expand the overall market by unlocking digital adoption among both merchants and customers.

The Global Experiences Market Opportunity

The global experiences market opportunity is rapidly expanding, with outsized representation in the APAC in terms of both size and growth. The global market was estimated at US$318.1 billion in 2024 and forecasted to grow at a CAGR of 10.0% to reach US$512.8 billion by 2029 according to Euromonitor. The chart above sets forth the global experiences market size by traveler origin across geographies.

APAC travelers account for a substantial portion of this market, accounting for US$102.5 billion in 2024 (approximately 32.2% of global spending) and projected to expand at a CAGR of 14.1% to reach US$197.9 billion by 2029. This growth significantly outpaces the spending growth for U.S. (6.3%) and European (8.5%) travelers, underscoring the strategic advantage in focusing primarily on APAC consumers. Platforms with deep penetration among these high-growth APAC consumer segments are well-positioned to capture outsized value as these markets mature. In addition, increasing online penetration also plays a crucial role in expanding the overall market. By simplifying the booking process and attracting individuals who might not otherwise book, experiences platforms are able to further increase the size of the overall market.

APAC as the Most Dynamic Origin Market

Building on this momentum, several structural forces reinforce APAC’s position as the most dynamic experiences market worldwide. These forces create a high barrier to entry for less specialized competitors while rewarding platforms attuned to local nuances:

•        Favorable Demographics & Economics:    A large, youthful population drives demand for new experiences, with Gen Z and Millennials accounting for 44% of the population in the region in 2024. Simultaneously, a rapidly growing middle and affluent class has lifted average disposable income per capita further driving strong demand for travel and experience consumption.

•        Unmatched Cultural Diversity & Strong Travel Flows:    APAC boasts a vast range of cultures, landscapes, and cuisines, constantly yielding new and authentic experiences that appeal to diverse traveler preferences. APAC boasts a high degree of intra-regional travel, which accounts for over 9.5 billion trips annually according to Euromonitor. Additionally, both inbound travel to APAC (expecting over 85% growth from 2023 to 2029, to over 400 million according to Euromonitor) and outbound travel from the region are experiencing sustained growth.

•        Supportive Government Policies:    Proactive government initiatives across the region such as significant investments in tourism infrastructure and policies like easing visa restrictions both attract international visitors and stimulate domestic tourism.

•        Digital Payment Diversity:    Over 50 local payment wallets are used daily, reflecting a deeply ingrained mobile-first culture. According to Euromonitor’s Digital Shopper Survey 2024, 76% of respondents from APAC reported using digital wallets for online and offline payments, compared to a much lesser prevalence in Western markets such as US and Europe.

•        Highly Diversified Digital Engagement:    APAC’s inherently mobile-first, tech-savvy consumers drive particularly high digital engagement. The region’s strong affinity for digitalization has fostered the emergence of diverse social media, e-commerce, fintech, and content ecosystems. More than 20 sizable social media platforms operate region-wide, enabling hyper-targeted, efficient customer acquisition that is difficult to replicate without localized strategies and on-the-ground expertise.

APAC as a Prime Destination Market

Category leadership is predicated on establishing a deeply rooted supply network throughout the region. By building privileged relationships with merchants across diverse destinations, an online platform can serve as the booking channel for major travel flows in the region including: (i) intra-regional travel within APAC, and (ii) inbound tourism from markets outside APAC. According to Euromonitor, the APAC experiences market by destination reached US$106.6 billion, representing the largest regional market globally in 2024, and is projected to grow at a CAGR of 13.5% to US$200.7 billion by 2029.

This growth is further promoted by cultural trends and favorable policies. For example, the global popularity of Korean culture (such as music and TV dramas), alongside the rising global appeal of Japanese destinations is inspiring a new wave of tourism to APAC. At the same time, easing travel restrictions across the region, such as Vietnam’s recent visa-free policies, are making tourism more accessible.

Intra-regional travel remains the backbone of travel demand. Euromonitor estimates that 84% of experiences spend in APAC in 2024 was intra-regional. This corridor is strengthening as rising disposable income and shifting preferences toward short-haul trips drive consumers to seek accessible getaways from demanding lifestyles. The growing availability of affordable travel options, combined with the geographic proximity of key APAC markets, further supports this trend.

At the same time, APAC is attracting a rising share of long-haul travelers. According to Mastercard, eight of the top 15 trending summer destinations for 2025 are located in APAC, with Tokyo and Osaka claiming the top two spots. This underscores the region’s growing global appeal. Online platforms such as Klook, with extensive experiences offerings and localized services, are well-positioned to meet this demand by providing international travelers access to authentic experiences while addressing challenges such as language barriers, payment friction and information gaps through multilingual content and seamless booking.

Market Naturally Adjacent to Experiences

Beyond core experiences, the potential for experiences platforms extends across several complementary verticals that significantly expand their opportunity. Adjacent travel services which include rail, ground transportation, car rentals, and other travel products such as e-SIMs, represent natural product diversifications particularly valued by APAC travelers. These travel services are inherently complementary, as they are often booked during the trip and align with the booking patterns observed in the experiences sector. It further extends to bundled travel products that combine experiences with accommodations or flights, creating comprehensive packages that improve convenience and value for travelers. Given that experiences have developed a larger role within travel, often sparking the trip itself, this presents a significant opportunity to bundle them strategically with accommodations and other travel components, resulting in tailored offerings.

Additionally, there exists substantial growth potential in markets further afield, including ticketing for concerts, sporting events and entertainment. These complementary verticals not only tangibly increase the addressable market size but also create significant cross-selling opportunities that can enhance transaction values and strengthen customer retention for integrated platforms.

Business

Our Vision

We believe the world becomes more meaningful and engaging when people connect through shared experiences. Our mission is to build the digital infrastructure for the global experience economy — empowering merchants to share their passions and travelers to discover the heartbeat of each destination. Interactions on our platform bridge cultures, deepen understanding and move us closer to a world that is more connected and united, one experience at a time.

Who We Are

Klook is the largest pan-regional experiences platform in APAC, by GTV in 2024, according to a market report commissioned by us from Euromonitor1. We connect travelers with merchants providing a vast array of activities, tours, attractions and other travel services across the globe. Our platform featured approximately 300,000 offerings spanning around 4,000 destinations as of June 30, 2025 and recorded over 54 million experiences booked in 2024.

Klook was founded on a simple yet powerful idea: to digitalize experiences and make them accessible to every traveler. Experiences — the very essence of travel — is a relatively untapped market ripe for digital transformation. While other categories of travel have migrated online rapidly, the experiences category remains fragmented, largely offline and difficult to access. This gap is especially true in APAC, a region rich with culture, history and diversity, yet where experiences offerings are largely dominated by SMEs with limited digital capabilities. “Keep Looking”, or Klook, became both our company name and our commitment to unlocking experiences for travelers worldwide.

Klook is purpose-built to serve the experiences sector, designed for the last-mile when most bookings happen in-destination or shortly before the trip. Our mobile-first platform delivers instant confirmation, real-time availability, and dynamic recommendations that adapt to interest, location, and timing. We are built for category depth, spanning activities, tours, and attractions — each with distinct workflows from seat-level theater inventory to capacity-limited guided day tours. We are built for operational complexity, with infrastructure for multi-currency payments, traveler-operator messaging, standardized refunds, and disruption management. We use technology and AI to make travelers’ discovery more personalized and merchants’ improvement of offerings more effortless. Together, these pillars position Klook not only to capture last-mile travel spending at scale, but to lead the global digitalization of the experiences category.

We connect with and serve a broad and diverse base of merchants, from mom-and-pop operators to larger companies. We help these merchants unlock global demand by giving them direct access to a large and growing traveler base, supported by our marketing expertise. We further enable digitalization and operational efficiency through real-time API connectivity, multilingual content management, seamless settlement, and over 40 payment methods, ensuring merchants can serve travelers from around the world. In addition, we provide AI-generated insights from authentic user reviews that help merchants refine their offerings and innovate continuously. Together, these capabilities establish Klook as a vital partner to merchants of all sizes, empowering them to digitalize operations, drive growth, and deliver high-quality experiences to travelers worldwide.

For travelers, our curated, mobile-first platform leverages AI technologies to hyper-personalize the discovery of experiences. By using deeper intent understanding and smarter matching of unstandardized offerings, we empower them to book the most meaningful moments of their trip. Our target users are young, tech-savvy, spontaneous travelers who are eager to explore the world. Our curated offerings, underpinned by over 12 million verified reviews as of June 30, 2025, give users confidence to book instantly. Our vibrant community of over 28,000 Klook Kreators creates authentic social media content that inspires travelers. In 2024, more than 70% of traffic to our platform came from organic sources, reflecting the strength of our brand and the depth of repeat engagement. By closing the loop between inspiration and action, we turn discovery into unforgettable experiences.

In 2024, we had more than 10.7 million annual transacting users2. Our users booked more than 54 million experiences on the Klook platform in 2024, representing a 35.6% year-over-year increase. For the six months ended June 30, 2025, we recorded 31.5 million experiences booked, a 28.0% increase from the same period in 2024. Our GTV also grew by 36.3% year-over-year and reached US$2.5 billion in 2024, underscoring our scale advantage. For the six months ended June 30, 2025, we achieved US$1.5 billion in GTV, a 30.9% increase from the same period in 2024. For the six months ended June 30, 2025, 82% of our GTV was generated from users in APAC. In 2024, this proportion was 87%. We led intra-regional travel in APAC and also served the growing demand of APAC-based travelers exploring other regions around the globe. The resilience in our business model and operational excellence

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1        See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — GTV.”

2        Defined as unique users who booked experiences on our platform during a fiscal year before adjustments for cancellations and refunds are also reflected in improvements in profitability. We recorded gross profit of US$257.8 million in 2024, a 64.0% year-over-year growth, and narrowed loss of adjusted EBITDA to US$(22.9) million. For the six months ended June 30, 2025, we recorded gross profit of US$163.3 million, a 48.5% increase from the same period in 2024, and achieved adjusted EBITDA of US$1.0 million, reaching profitability on an adjusted EBITDA basis for the first time.

Our success and operational excellence are driven by a talented, global team across the world. We have fostered a culture of innovation where agility and productivity are paramount. Central to this is the integration of AI into our core workflows to act as a force multiplier for our internal teams. For instance, our customer service team utilizes AI to provide faster, more accurate support in multiple languages, while our marketing teams leverage GenAI to create and scale highly effective, personalized campaigns.

Trends in Our Favor in a Rapidly Evolving Experiences Market

Over the last two decades, the travel industry witnessed significant digital transformation, driven by innovations in how accommodations and flights are booked. This has led to the emergence of scaled platforms that have connected supply and demand and driven transactions online. Experiences is the next major category within travel that remains in the early innings of digital transformation. The experiences sector is different — it is defined by its diversity, spontaneity, and low online penetration, and is comprised of largely non-standardized inventory, with purchasing decisions driven less by price and more by inspiration, reviews, and trust. Much of the market still transacts through offline channels such as ticket offices, travel agents and hotel concierges. With mobile ubiquity, the rise of social media-driven discovery, and a global shift toward spending on experiences now converging, the full potential of this market is finally being unlocked.

The unique characteristics of the experiences market create meaningful opportunities for platforms that can address its distinct needs. The key trends fueling our opportunity today include:

•        Consumers Prioritizing Experiences Spend:    Across almost every age group, and especially among Millennials and Gen Z, there has been a shift from prioritizing material goods to seeking experiences that bring unique, sharable moments. Global spending in experiences-led sectors grew by 229% between 2000 and 2024, outpacing the 172% growth in goods spending during the same period, according to Euromonitor. This trend is driving a reallocation of consumer budgets towards travel as well. According to Euromonitor’s Travel Survey 2024, 79% of global respondents plan to maintain or increase spending on leisure travel in the next 12 months, underscoring sustained demand for meaningful travel experiences.

•        Experiences Driving Travel Choices:    Experiences are a central driver of travel decisions, with a growing number of travelers choosing their destinations based on activities, tours, and attractions. According to Klook’s 2024 Travel Pulse Survey, 91% of Millennials and Gen Z travelers dedicated up to 50% of their travel spend on activities and tours, and 31% of travelers are willing to budget extra for share-worthy experiences. Social media further amplifies this trend. According to Klook’s 2024 Travel Pulse Survey, social platforms like TikTok and Instagram inspire 79% of travelers, sparking demand for distinctive moments during pre-trip planning and ongoing exploration in-destination. Even after the trip ends, it is the experiences that make travel truly unforgettable.

•        Mobile Ubiquity as a Market Catalyst:    For years, most experiences were booked offline, often last-minute and in-destination, which made it impracticable to digitalize with desktop-based platforms. The ubiquity of mobile technology has opened access to this previously untapped market opportunity. The rise of smart devices has empowered travelers to seamlessly discover and book activities, tours, and attractions digitally while on the go and has also enabled merchants to digitalize their operations. This shift has not only created a vast opportunity to capture the experiences spend that was once spent offline, but it continues to drive the rapid and ongoing digitalization of the entire experiences category.

•        Trusted Platforms Build Credibility in Offerings:    The experiences market has long been highly fragmented, with approximately 95% of merchants being SMEs. Given the fragmented nature of the industry, the modern, tech-savvy traveler increasingly prefers to book through trusted platforms that curate and lend credibility to these offerings. These preferences are driving the rapid technological consolidation of the market, presenting a clear opportunity for platforms to act as the essential inventory aggregator and create a scalable, high-quality inventory that was previously inaccessible to travelers.

•        AI Creates New Opportunities for Mid-to-Long-Tail Merchants:    As digital transformation accelerates, platforms with AI capabilities help mid-to-long-tail merchants to become more visible to travelers. Historically, mid-to-long-tail merchants often struggled to gain visibility, leaving a significant portion of the market untapped. By moving beyond static search results and leveraging AI tools such as large language models to achieve personalization, platforms connect travelers with the most relevant offerings from merchants. This newfound visibility for smaller merchants creates a powerful, symbiotic relationship, empowering platforms to aggregate diverse inventory and capture significant new market share.

•        APAC as a Leading Travel Origin and Destination:    APAC remains a compelling origin market, supported by a rising middle class and strong outbound travel demand. At the same time, the region is increasingly becoming the world’s most popular destination. According to Mastercard, eight of the top 15 trending summer destinations for 2025 are in APAC, with Tokyo and Osaka claiming the top two spots. This momentum, combined with supportive regional policies such as easing visa restrictions, underscores APAC’s position as a key driver of global travel growth.

Our Market Opportunity

The global experiences market presents a substantial and rapidly expanding opportunity. According to Euromonitor, the experiences market was estimated at US$318.1 billion in 2024 and expected to grow at a 10.0% CAGR through 2029, reaching US$512.8 billion. This positions experiences as the fastest-growing travel vertical, outpacing accommodations (6.1%) and flights (8.5%). At the same time, online penetration for experiences (34.2% in 2024) trails accommodations (66.2%) and flights (80.9%), representing a massive digitalization opportunity with substantial runway for growth. This lower penetration, combined with a fragmented supplier base of predominantly SMEs and diverse, non-standardized offerings, creates a clear market opportunity.

Travelers from APAC spent US$102.5 billion in 2024, accounting for 32.2% of the global experiences market. Their spending on experiences is projected to grow at a 14.1% CAGR and reach US$197.9 billion by 2029, accounting for 38.6% of the global market. This growth far exceeds that of other major regions, underscoring the strategic importance of APAC travelers. This surge is fueled by APAC’s favorable demographics, strong economic growth, increasing disposable income, high digital engagement and supportive government policies.

APAC is also a premier global destination, representing the largest destination market globally in 2024, according to Euromonitor. This position reflects robust demand from both intra-regional and intercontinental travelers. APAC’s inherent appeal is amplified by its unmatched cultural diversity, varied landscapes, and unique local offerings, supported by a well-developed tourism infrastructure.

Our leadership in experiences strategically positions Klook for expansion into adjacent verticals including rail, ground transportation, car rental, and other travel products such as e-SIMs. These adjacent offerings strengthen user retention, allowing us to cross-sell and increase the value the platform can bring to the user. For a more detailed analysis, please refer to “— Industry Overview” section.

Our Platform

Our platform is purpose-built for the experiences category, connecting merchants and travelers worldwide at the most engaged stage of the travel planning journey. Experiences are typically booked close to a trip or in-destination, making them last-mile, mobile-first and highly context-driven. Klook is designed for this dynamic with instant confirmation, data-driven personalization and multiple touchpoints across a traveler’s journey. We empower merchants, especially SMEs, with digital tools that include real time availability, seamless settlement and multilingual support, while our expertise across activities, tours, attractions, and other travel services ensures reliable fulfillment. For users, this delivers a wide selection of curated offerings and a frictionless booking experience. For merchants, social engagement, reviews and user generated content drive demand, discovery and a feedback loop that supports continuous innovation.

"Klook has been instrumental in our journey. When we were a small company struggling to find customers and grow, they helped by opening doors to Asian and international markets. The expansion was swift; we started off with 4 mini-vans, which quickly turned into 4 big buses, and our fleet just kept growing.

Klook's platform became the backbone of our booking process, letting us streamline our operations. When designing new tours, we take into consideration the customer reviews captured to understand what travelers from different markets wanted. What began as a small selection of local tours in Taiwan has grown into a global footprint with Klook, now spanning most of Asia and multiple cities across Europe."

Jo Wong
Founder of MyProGuide

klook

"Klook has been an essential part of our journey. As a small business, our biggest challenge was reaching beyond Malaysia and connecting with international travelers. Klook gave us the credibility to build trust and the platform to reach a global audience, helping us scale our business while using customer insights to continually adapt to travelers' needs.

Partnering with Klook has been a turning point for our business. Beyond helping us reach travelers worldwide, the real impact has been in how we run our operations day to day. Their turnkey tools allowed us to better manage scheduling and customer flow, so we could spend less time on manual tasks and more time serving guests. We also adopted best practices that raised our service standards — from handling peak-season demand smoothly to ensuring consistent quality across every trip. What started with one boat has grown into a fleet of 15, built on a foundation of efficiency, reliability, and traveler trust."

Raymond Siew
Co-Founder of High Five

Why Merchants Join Klook

Our platform connects a large network of merchants globally from various backgrounds, ranging from tourist attraction operators like theme parks and museums to SMEs specializing in activities, tours and other travel services, with majority of them located in APAC. As of June 30, 2025, we partnered with merchants across approximately 4,000 destinations. Our platform is purposefully designed to empower these merchants, delivering distinct value through the following propositions:

•        Unlock Global Demand and Drive Growth:    We offer merchants instant access to a large and growing global user base, far beyond what they could achieve on their own. Our digital marketing expertise, Klook Kreator program and brand awareness help merchants with limited marketing reach and attract high-intent travelers seeking unique experiences. By joining Klook, merchants tap into global demand, mitigating seasonal volatility, optimizing capacity utilization and opening up incremental revenue streams.

•        Drive Technology Upgrade and Operational Efficiency:    Our platform enables seamless digitalization, supporting 14 languages, 39 currencies and over 40 payment methods for frictionless global transactions. We offer a comprehensive suite of technology solutions specifically designed for experiences to streamline merchants’ operations, from product listing and curation, timeslot and capacity management, fulfillment and redemption management, to payment processing and multi-language customer support, driving operational efficiency at every stage. We also provide AI-powered tools to help merchants present their offerings more effectively online, such as photo scoring and editing features that enhance visual appeal and increase conversion.

•        Improve and Innovate Products:    Merchants get direct and real-time feedback from authentic user reviews on our platform. By adhering to the rigorous standards and protocols set forth by our platform, merchants consistently deliver exceptional service quality, which in turn enhances their credibility and trustworthiness in the eyes of global travelers. As of June 30, 2025, the average rating of all user reviews on our platform was 4.7 out of 5.0.

"As someone who absolutely needs a travel itinerary before going on any trips, travel planning can often be a headache! However, one thing that really has helped me in all of my trips these past few years is Klook! Whenever I'm in the process of planning a new trip, I immediately go to Klook to check out the wide variety of travel experiences and activities they offer; whether that's taking boat tours in Indonesia, riding cable cars in Vietnam, or even going to Disneyland in Hong Kong, I am always confident Klook will have what I'm looking for!"

Andre
United States

"I first heard of Klook when I was on holiday in Taiwan in 2018. Until now, travelling with my family using Klook has been such a breeze! The variety of high-quality activities available makes it easy to find something for everyone, from thrilling adventures to cultural experiences. Plus, the smooth user journey from discovery to booking and the supportive customer service always ensures we have a stress-free and enjoyable trip!"

Christina
Indonesia

Why Users Come to Klook

Our platform served more than 10.7 million annual transacting users in 2024, spanning more than 200 geographic markets worldwide. Our platform serves a diverse spectrum of travelers, from those who meticulously plan every detail to those who embrace last-minute, in-destination bookings. Our core user base is young, tech-savvy Millennials and Gen Z consumers, known for their increasing spending power, preference for experiences over material goods and strong influence from social media. Klook meets these needs by combining scale with trust, value, and seamless design:

•        Wide Selection:    Our extensive catalog features everything from iconic attractions and off-the-beaten-path experiences to essential travel services in the destination. Each offering is carefully curated and categorized across various use cases, ensuring consistently high quality and relevance for users. Leveraging deep insights into each user’s context, such as location, timing, and interests, we deliver hyper-personalized, last-mile recommendations, while continuously innovating differentiated products that evolve with traveler preferences.

•        Trusted Platform:    Our product curation, underpinned by detailed information of our offerings, over 12 million verified reviews and extensive content created by over 28,000 Klook Kreators, gives users travel inspiration as well as confidence to make informed decisions. Unlike direct bookings with unbranded merchants — where recourse in disputes can be limited — Klook advocates for travelers at every step, with clear policies, comprehensive user protection measures and 24/7 customer support in local languages. Travelers know that we vet merchants, enforce accountability and uphold high service quality, and are dedicated to building long-term trust and always prioritizing users’ interests.

•        Value for Money:    Our scaled platform delivers exceptional value for money, offering travelers high-quality experiences at competitive prices. We also partner with merchants to craft innovative offerings with value-added features — such as skip-the-line passes, priority seating options tailored for traveler demographics and other exclusive packages and perks — all ensuring travelers get the most for their money.

•        Frictionless Experience:    Our platform is purpose-built to handle the complexities of non-standardized inventory and last-minute booking. Klook provides tailored product suggestions based on users’ locations, supports local payment methods, and displays real time availability, enabling last-minute reservation with instant confirmation of digital tickets. In addition, our best-in-class technology platform combines intuitive interfaces with comprehensive support features, such as QR code redemption and last-minute modification, ensuring a convenient, seamless user experience.

Global Network Effects

We benefit from a powerful global network effect by connecting users from multiple origins to merchants in multiple destinations. As a testament to our geographical diversity and momentum of our global expansion, in 2024, no single market accounted for more than 15% of our GTV by user origin, and 13% of GTV came from users outside APAC, up from 5% in 2022. This share further increased to 18% in the six months ended June 30, 2025. As merchants in a particular location may serve customers from across the globe, the value we bring to merchants grows with every new origin we tap and every new user we acquire. Similarly, users benefit from an ever-expanding selection of experiences across destinations as our merchant network expands. As we continue to broaden destination coverage and enrich experiences supply, as well as tap into new origins and grow our user base, this positive global network effect will be amplified.

Our Competitive Strengths

Leading Experiences Platform in APAC Capitalizing on a Global Opportunity

Klook is the largest pan-regional experiences platform in APAC by GTV in 2024, according to Euromonitor. With more than a decade of operating history in APAC, we have developed a nuanced understanding of the region’s diverse cultures and travel habits, enabling us to forge lasting partnerships with various stakeholders along the value chain, including merchants, users, social media platforms, payment gateways, and tourism boards. Such expertise is the foundation of our localization strategy: We adapt our supply acquisition, demand generation, payment solutions and operational support to fit each local market’s unique characteristics — a differentiated approach that creates strong barriers to entry.

APAC is the world’s largest experiences market by destination in 2024 and is expected to become the world’s largest experiences market by traveler origin in 2025. APAC is experiencing the fastest growth globally in both outbound and inbound travel, according to Euromonitor. With 87% of our GTV generated from users in APAC in 2024, we are strategically positioned to capture the region’s surging demand for authentic, experience-driven travel around the world. Our extensive merchant network across APAC also empowers us to capitalize on a growing wave of global travelers into the region. APAC’s rich diversity, vibrant culture and dynamic growth make it the ideal launchpad for our business which sets the stage for our global expansion. Backed by a proven track record of scaling across APAC, we are poised to replicate our success in new markets worldwide. In 2024, we generated US$337.2 million GTV from ROW users, over 11.3 times the US$29.7 million generated in 2022.

Technology Platform Purpose-built for Experiences

Our proprietary technology platform is designed for spontaneity and flexibility, catering to the dynamic, mobile lifestyle of today’s travelers. Most of our users engage with us through mobile: in 2024, 83% of experiences3 were booked via mobile devices, 95% were confirmed instantly and more than 50% were booked within a week of participation. These dynamics highlight the last-mile nature of experiences, where purchase decisions are highly spontaneous and context-driven, and underscore the need for a mobile-first solution.

Our platform is purpose-built to meet these demands and manage the operational complexity of the non-standardized and fragmented nature of the industry. This complexity is further accentuated by fulfilment that spans highly diverse merchant operations, each with its own rules, inventory systems, and service expectations. Our automated workflows and messaging systems standardize fulfillment across diverse businesses to reinforce reliability and build traveler trust. We have also developed deep expertise across distinct sub-verticals, developing specialized technologies that make every booking effortless. Our platform seamlessly manages diverse offerings, from spa treatments that require timeslot reservations to Broadway shows that require seat-level booking. Our in-depth understanding of how each of these services is consumed by users and operated by merchants creates substantial barriers to entry. These capabilities are further enhanced by AI-powered tools that better match user preferences with non-standardized services, creating more satisfying and personalized traveler journeys while enabling cross-sell and upsell opportunities.

Deep Merchant Partnerships Supported by Best-in-Class Enablement

We foster trusted, long-term partnerships with merchants across approximately 4,000 destinations, collectively delivering around 300,000 offerings for our users. While high-profile partnerships help attract new users, the breadth of offerings in our network ensures we can offer unique, localized experiences at scale, and the strength of our travel adjacencies enables us to address essential connectivity needs and unlock powerful cross-selling opportunities. We generate our GTV directly from these merchant relationships, underscoring our ability to consolidate fragmented supply through digitalization and a strategic non-reliance on aggregators or third-party intermediaries.

We deepen engagement with large merchants through API integrations and strategic partnerships that enable first-to-market products and enhance user acquisition. For SMEs, we provide a comprehensive merchant back-end system, available on both web and app, for capacity and booking management, so merchants with limited technology resources can also run their businesses online seamlessly. Through our regional marketing campaigns, AI-powered content localization, and global payment infrastructure, these merchants are able to gain exposure to global travelers easily. These solutions extend reach, unlock incremental demand, and generate additional revenue, while our direct contracting model and on-the-ground support ensure consistent quality and reliability across categories. The value we bring to our merchant partners is further demonstrated by the expansion of GTV they generated on Klook over time. For instance, merchants who made a sale on our platform in 2023 generated 127% of their 2023 GTV in 2024, highlighting their ability to scale and deepen engagement on our platform.

____________

3        Before adjustments for cancellations and refunds

Social Media-led Marketing Strategy Leading to Strong Brand Equity

We believe social media is a natural extension of experiences, enhancing inspiration, conversion, and engagement while compounding brand equity. We pioneered social-led travel marketing, transforming how travelers get inspired and decide on their travel choices. As of June 30, 2025, our innovative Klook Kreator program engaged a network of over 28,000 content creators who reach highly engaged niche audiences with authentic content drawn from real Klook experiences. This differentiated, creator-driven approach generates word-of-mouth at scale and builds a trusted, top-of-mind brand. In 2024, more than 70% of traffic originated from organic sources, resulting in lower customer acquisition costs and stronger operating leverage. Engagement depth further reinforces brand preference: our experiences booked by existing users grew by 4.0 times from 2022 to 2024. Existing users are defined as those who had first transacted prior to the year of the relevant booking.

As of June 30, 2025, we have more than eight million Klook followers across 16 major social media platforms, including Instagram, TikTok, and RedNote. In 2024, Klook Kreators’ content generated billions of social views globally. This dynamic, organic media presence amplifies reach and credibility, making Klook synonymous with excitement and discovery, and reinforcing a durable, community-led brand flywheel. Klook was recognized as the most-searched experiences platform globally by Google Trends in June 2025.

Scalable Model with Proven Profitability

Our business model has fueled rapid growth while demonstrating scalability across geographies and categories. We harness global network effects, with experiences spanning more than 4,000 destinations serving travelers from over 200 geographic markets. This breadth creates cross-border synergies and lowers acquisition costs as scale increases. These dynamics are further enhanced by flywheel effects: more merchants attract more travelers, and rising demand in turn drives additional supply and transactions. By focusing on the last-mile stage of travel — when bookings are made close to or in-destination — we capture richer data, surface personalized recommendations, and create more cross-sell opportunities. This increases spending and drives value. In 2024, 32% of annual transacting users purchased at least three unique offerings on our platform, underscoring the strength of this multi-touch, in-destination engagement model and positioning Klook to capture a greater share of travel spend over time.

This scalability is reflected in our financial performance. Our GTV grew from US$660.0 million in 2022, to US$1.8 billion in 2023, and further to US$2.5 billion in 2024. In the six months ended June 30, 2025, our GTV was US$1.5 billion, growing from US$1.1 billion for the same period in 2024. The proven economics of our model are further demonstrated by gross profit as a percentage of GTV improving from 6.9% in 2022 to 10.3% in 2024 and further to 11.2% in the six months ended June 30, 2025, supported by pricing optimization and deeper merchant partnerships. Profitability also continued to improve, with adjusted EBITDA narrowing from US$(53.5) million in 2023 to US$(22.9) million in 2024, driven by operating leverage and stronger marketing efficiency. We achieved adjusted EBITDA of US$1.0 million in the six months ended June 30, 2025, reaching profitability on an adjusted EBITDA basis for the first time. These results highlight a scalable model with solid operating leverage and a clear path to sustainable, profitable growth.

Our Growth Strategies

Expand Merchant Base to Enrich Offerings

We aim to strengthen our position as the go-to platform for experiences by increasing the depth and breadth of our experiences offerings by attracting more high-quality merchants. With millions of merchants under the experiences category globally, we see substantial opportunity to identify and onboard additional mid-to-long-tail partners who provide differentiated offerings and compelling monetization prospects. Our strategy includes collaborating with merchants in under-penetrated verticals to address unmet user demands, while also deepening specialization in key verticals to drive higher conversion rates. We aim to continue to utilize our tailored technologies to effectively address their pain points and bring their offerings onto our platform. With online penetration for experiences at just 34% in 2024, there is a substantial runway to drive digital adoption and migrate offline transactions online.

APAC boasts a vast range of cultures and travel landscapes, constantly yielding new experiences that appeal to diverse traveler preferences. We believe the sizeable and rapidly expanding experiences market in APAC offers significant opportunities for us to further expand our merchant base in the region. We also see significant opportunities to expand in other regions, such as Europe and the Middle East, where growing traveler demand and diverse supply landscapes provide a strong foundation for growth.

Grow User Base in APAC and Globally

Our more than 10.7 million annual transacting users in 2024 represent only a small proportion of global travelers, providing significant headroom for growth. Leveraging the favorable demographics and our market leadership position in APAC, we aim to further expand our user base in the region, particularly in fast-growing and under-penetrated markets, such as India and Japan. We will also continue to capitalize on the growing outbound travel demand from APAC travelers and connect them to a wider network of global merchants. Conversely, with the growing appeal of the APAC region as a top travel destination, especially to travelers from the U.S. and Europe, we also expect to grow our user base globally. This will allow us to further benefit from amplified global network effects and capture new growth opportunities.

Drive Innovation in Products and Technologies

We continue to invest in product and platform innovation to expand selection, raise conversion, and strengthen competitive positioning. Building on category depth, we develop specialized technology by sub-vertical — consumer UX such as seat maps, time-slot selectors, and capacity-based transport, and merchant workflows including real-time inventory and pricing, scheduling, and self-service policies. This approach reduces friction, brings more merchants online, unlocks demand, and lifts conversion. Our track record in innovation includes mobile-first QR ticketing, digital queuing rooms for high-demand events, and in-app eSIM for always-on connectivity. These initiatives demonstrate our ability to translate operational complexity into scalable, user-friendly solutions. Looking ahead, we will extend these capabilities, launch adjacent utilities, and deepen merchant tools to standardize operations. These investments enhance the traveler experience, increase spending, and improve platform efficiency — supporting durable, compounding growth.

Capture Higher Wallet Share from Users

There are significant opportunities to further increase wallet share of users’ travel spending. To capture this, we plan to introduce more offerings that cater to travelers’ needs — especially in-destination — from diverse experiences to airport pick-ups, local transportation and travel essentials such as e-SIM. The focus will be on driving more online bookings through increased usage of our mobile app, especially for in-destination bookings where most are still being made offline. By leveraging user data and destination knowledge, the platform will further enhance hyper-personalized recommendations to drive more effective cross-selling. Through these initiatives, we aim to grow experiences booked, encourage repeat purchases and capture a larger share of each user’s travel spend over time.

On the merchant side, our GTV of US$2.5 billion in 2024 represented only a fraction of their total gross bookings, much of which still flows through offline channels. As we expand our product suite and technology tools, we are looking to help merchants move offline transactions online, bring more of our merchants’ revenue-generating activities onto Klook and capture a greater share of their businesses.

Improve User and Merchant Experiences through AI and Data

AI is becoming a core engine of our platform, supporting discovery, growth, and productivity. Leveraging semantic search and hyper-personalized recommendations, our platform helps travelers identify mid-to-long-tail experiences that match their interests, resulting in higher satisfaction, relevance, and repeat purchases. Our merchant partners benefit from data-driven insights and AI-supported content optimization that help them showcase offerings, capture more demand, and improve service quality through actionable review analysis. Meanwhile, we apply AI to streamline customer service, accelerate content creation, and boost engineering efficiency. Collectively, these applications elevate the traveler journey, enhance merchant performance, and strengthen our position as the AI-powered leader in the experiences sector.

Looking ahead, we are expanding the role of GenAI to deliver a more conversational, intuitive and high-touch user experience. Rather than relying on transactional, keyword-based search, users will be able to engage in natural language conversations with our platform, which will understand their context, intent and preferences. This shift will enable users to discover and book experiences they may not have otherwise considered, and allow for more precise matching between diverse user needs and our broad supply of experiences. Over time, we expect this capability to increase conversion, deepen user engagement and unlock greater value from our catalog of travel experiences.

Selectively Pursue Strategic Partnerships and M&A

In addition to growing our business organically, we may also selectively pursue strategic partnerships with stakeholders, such as tourism boards, and make investments that enhance our current capabilities or enable expansion into new categories and geographic markets. We expect to continue to evaluate such opportunities with discipline, prioritizing those that align with our broader growth strategy and deliver meaningful strategic value.

Our Offerings

We offer a comprehensive suite of experiences products directly to our users. Our platform featured approximately 300,000 offerings spanning around 4,000 destinations as of June 30, 2025, and recorded over 54 million experiences booked in 2024.

Travelers come to Klook typically to look for diversified travel experiences and services. To address evolving user needs, we regularly review, adjust and optimize product mix based on our valuable insights into user preferences and market trends. Our offerings range from the most popular must-dos to off-the-beaten path experiences and travel essentials, catered for in-destination needs of travelers.

Our experiences offerings include access to attractions worldwide, from some of the largest theme parks to museums and zoos. In many cases, our platform enables users to purchase tickets at competitive prices. In addition, we emphasize value for money by offering bundles, exclusive experiences, and early access to differentiated packages, which enhance affordability while creating a sense of exclusivity and discovery for our users.

We also provide a broad range of immersive activities and tours, from family-run tea workshops in Kyoto and Bangkok street food tours to river cruises, helicopter excursions and seasonal events such as cherry-blossom tours and fireworks festivals. This diverse range of offerings encourages users to book multiple experiences within a single trip, increasing overall engagement and monetization.

In addition, our platform also offers a wide range of local transport options, including rail, ground transportation and car rental. We further support users’ travel logistics by offering e-SIM, travel insurance and no-show refund options, helping them navigate their trips with ease and confidence. We also offer experiential stays, such as onsen retreats, available directly through our platform.

We are committed to continuously expanding our offerings, focusing on quality, variety and value to ensure our users have access to the best possible travel choices.

Our Platform Designed for Experiences

We operate a sophisticated technology platform that serves both merchants looking to expand their reach and grow their businesses as well as users seeking memorable experiences.

Our Platform for Merchants

Our platform connects a large network of merchants globally across broad categories, ranging from tourist attraction operators, such as theme parks and museums, to tours and activities operators and transportation and other travel service providers. In 2024, we generated 90% of our GTV from APAC destinations.

We acquire merchants through a combination of on-the-ground business development teams, and self-registration via our merchant portal. We work with a broad and diverse range of merchants globally, many of whom are SMEs. The experiences industry is complex and diverse, with few supply-side aggregators, especially in APAC. This presents significant opportunities for us to build direct relationships with merchants. We generate our GTV directly from these merchant relationships, underscoring our ability to consolidate fragmented supply through digitalization. This direct relationship model allows us to work closely with merchants to curate and customize product offerings and optimize pricing and maintain operational flexibility. It also enables us to gather real-time feedback, collaborate on marketing initiatives and co-develop campaigns tailored to local market needs, resulting in a more differentiated and responsive merchant ecosystem.

How We Empower Merchants

We empower merchants by providing the digital infrastructure and tools they need to grow, operate efficiently and deliver high-quality experiences. Through our platform, merchants can expand their reach to global travelers, streamline day-to-day operations and improve service quality based on real-time data and user feedback.

Our solutions include easy-to-use online portals for product listing, content management, booking management and performance analytics, as well as operating tools like real-time QR code redemption and instant messaging tools for customer support. These systems are designed for the experiences category and tailored to help merchants adapt to evolving traveler expectations in a dynamic, mobile-first environment.

Increase Revenue and Utilization

Our platform helps merchants grow their businesses by expanding global reach and optimizing bookings. Through access to a diverse traveler base and integrated marketing support, merchants can drive incremental revenue, reduce seasonality impact and increase utilization, whether by capturing new demand or filling last-minute and low-season capacity.

•        Demand from a Global User Base:    By joining Klook, merchants gain immediate access to a global traveler base far beyond what they could reach on their own. Our platform enhances customer reach and drives incremental revenue through multi-language listings, real-time availability, localized payment options and tailored user interfaces that reduce booking friction and improve conversion. For example, a traditional Tuscan cooking class in Italy now draws travelers from Japan seeking authentic local experiences. By enabling merchants to serve international demand year-round, we help diversify their customer base and smooth out seasonal fluctuations. This exposure translates into tangible business growth — merchants who made a sale on our platform in 2023 generated 127% of their 2023 GTV3 in 2024.

•        Marketing and Promotion Enablement:    We make significant investments in social media and brand marketing to help merchants increase visibility and attract demand across markets. Through our Klook Kreator program, over 28,000 content creators from across 87 geographic markets produce authentic, visual content that inspires travelers and drives discovery of merchant offerings. We also promote merchants through targeted campaigns — such as cherry blossom campaigns and last-minute flash sales — designed for merchants to tap on seasonal demand and boost conversion when capacity remains unfilled. These initiatives provide merchants with a powerful, cost-efficient way to drive bookings and improve utilization.

Digitalize and Streamline Operations

Our platform provides merchants with a suite of digital tools that simplify and streamline day-to-day operations, from listing and inventory management to redemption and customer support. By integrating these workflows, we help merchants reduce operational complexity, improve accuracy and focus more time on delivering great experiences. These solutions are designed for the experiences category and are especially valuable for merchants looking to scale efficiently.

•        Product Listing:    Merchants can easily submit self-onboard requests using our intuitive interface, adding photos, descriptions and booking settings with just a few taps. Listings can be localized in up to 14 languages to reach global travelers with culturally relevant content and previewed through a trial launch interface before publishing. In addition, we have launched an AI-driven photo scoring and editing feature that helps merchants enhance image clarity, composition, and visual appeal, ensuring their products are displayed in the most compelling way to travelers.

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Intuitive tool to create preview, publish listings with localized content in 14 languages, enabling merchants to easily build and structure product details

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AI-powered photo scoring and editing

AI-powered tool that helps merchants optimize product images with clear guidance and enhancement suggestions

•        Booking Management:    Merchants can approve, reject, and manage bookings in real time. Special requests from customers are highlighted and count-down timers are displayed to ensure timely confirmation.

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Beijing University of Technology Multi-day Interactive & Romantic Tour
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Beijing University of Technology Multi-day Interactive & Roma
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Meet up · Admission included · Private group (2-5) · With brunch · Car · Adult(0-10) x 2
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2026-03-02 11:00:00
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Booking management

Bookings are organized by status (Pending, Confirmed, Canceled, Expired) to streamline tracking, supported by a real-time tool to approve, reject, and manage them using highlights and countdown timers for special requests

•        Timeslot and Capacity Management:    For experiences that are capacity-constrained by session, hour, or day, our system enables merchants to set booking limits and automatically adjusts availability in real-time.

•        Booking Redemption:    Merchants can leverage our technology to redeem QR-code tickets or digital vouchers via scanning or code-entry.

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Users can enter directly using QR codes displayed in the Klook app, removing the need for physical redemption and saving time

•        Traveler-Operator Messaging:    Our integrated chat tool allows merchants to handle customer inquiries in different languages with AI-powered real-time translation. It allows merchants and customers to confirm redemption details and ensure a smooth customer experience. This is especially crucial for tour and private transfer operators who often encounter last-minute changes from the customers.

Improve Service Offerings

We help merchants strengthen service quality and stay competitive by tracking performance metrics, summarizing user reviews, and adopting best practices. Whether through data-driven insights or structured service guidelines, our platform enables merchants to continuously refine their offerings and deliver experiences that meet evolving traveler expectations.

•        Performance Tracking:    We provide merchants with access to real-time data, performance trends, and data export to support better sales monitoring.

•        User Review Summary:    Feedback from users is summarized with AI and grouped under different service aspects to help merchants identify areas for improvement.

•        Service Expertise Guidelines:    We support merchants in improving service quality through clear guidelines and performance feedback. Our platform sets transparent expectations around user experience and operational standards, helping merchants deliver consistently high-quality offerings. We provide targeted recommendations based on user reviews and platform benchmarks, enabling merchants to enhance product quality, optimize operations and align with best-in-class service practices.

Our Platform for Users

We design our platform as a one-stop shop for users to fulfill their experiences desires. Whether users are looking to explore and enjoy diverse adventures or get around in their destinations, we cover a multitude of experiences options. We are the largest pan-regional experiences platform in APAC in terms of GTV in 2024, according to Euromonitor.

Our target users are predominantly tech-savvy millennials and Gen Z users. Most of them are mobile-first and prioritize experiences over material goods, demonstrating a strong willingness to spend on travel and leisure. This young demographic represents a significant portion of our user base, which is largely concentrated in APAC and reflects the region’s fast-growing middle-income class. In 2024, we had over 10.7 million annual transacting users from over 200 geographic markets worldwide, with the majority located in APAC.

Our ability to drive user base growth, enhance user loyalty, improve user engagement and unlock cross-selling opportunities is underpinned by a powerful global network effect. For more details, please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Robust Cohort Behavior Driving Growth”.

How Users Engage with Klook

We continuously engage with users pre-trip, in-destination, and post-trip, creating multiple touchpoints that encourage repeat interaction, effective cross-selling, and long-term user retention. This end-to-end engagement is powerfully supported by a social media-led marketing strategy and our mobile-first platform, which generated over 80% of our bookings in 2024. Since its launch, our mobile app has been downloaded over 60 million times, serving as our core engine for last-minute discovery and seamless booking. The flowchart below further illustrates how users interact with our platform.

Inspiration

To inspire travelers, we engage users from broad social media awareness to high-intent planning. Many users first encounter us through social media content created by our team or our global network of Klook Kreators. In 2024, their authentic travel stories and recommendations, distributed across platforms like Instagram, TikTok, and RedNote, collectively generated billions of views. This organic reach is crucial for sparking early-stage interest in new destinations and activities, and our creator-led storytelling is key to building brand awareness.

Beyond social discovery, we proactively capitalize on the paradigm shift towards using third-party GenAI chatbots for travel inspiration. As users leverage AI for complex itinerary planning, our vast library of structured data and 12 million user-generated reviews positions us as an authoritative source. This ensures our experiences are prominently recommended in these high-intent conversations, leading to significantly higher conversion rates compared to traditional traffic. While this trend is still evolving, we are deeply committed to continuously optimizing our platform to lead in this emerging and highly valuable channel.

Discovery

Once inspired, users start their discovery on Klook, where they interact with our powerful AI-driven search and recommendation tools, alongside curated seasonal campaigns that highlight timely experiences.

•        Recommendation and Feed:    Users can get immediate access to personalized feeds of experiences offerings tailored to their interests and preferences at their fingertips. From interests nearby to adventures abroad, users can scroll through the recommended feeds and tap on those that pique their interest for further viewing. Recommended offerings are continuously refreshed based on users’ browsing and booking history.

•        Search and Filtering:    Our powerful search and filtering tools allow users to find the most suitable offerings by applying various filters such as popularity, price range, and timing. The search interface also shows recommended search keywords based on popular trends and users’ past interests.

•        Personalized Mobile App Push and Recommendations:    Our app leverages users’ trip information to deliver real-time recommendations that help users discover relevant experiences based on their itinerary and in-destination conditions such as interest, location, and timing.

•        Wishlist:    For users who are still exploring, our wishlist function offers a handy way to save experiences offerings for future reference. Users can add products to their wishlist by tapping the heart icon and then revisit and book these offerings whenever they are ready.

Selection

Our platform offers vertically tailored interfaces for diverse experiences offerings from time-slot reservations for spas and seat selection for concerts to comprehensive ancillary add-ons for train rides. Our granular customization propels superior user engagement and conversion. The integration of over 12 million authentic user reviews further facilitates the selection process, leveraging valuable social proof for our users.

Booking

After users identify their preferred experiences, they can complete the transactions on our platform with just a few taps. In 2024, 95% of the experiences booked on our platform were confirmed instantly, allowing users to make last-minute bookings while in-destination and enjoy peace of mind that their spot will be secured. To further support real-time decision-making, our platform enables users to view live availability to determine whether a time slot is still bookable. Once users confirm their booking, they can seamlessly make payment through our proprietary system. We offer a wide range of payment options, including credit cards, e-wallets, and local payment methods. To simplify and expedite the check-out process, we also allow our users to securely store their details on repeat bookings.

Once payment is completed, users receive a booking confirmation with a detailed summary, including the booking number, experience details, participation date and time, number of participants, usage validity period and clear redemption instructions. A digital voucher is issued for easy redemption. The screenshots below illustrate our booking interface and payment flow.

Participation

Once users arrive at their destinations, they can leverage the guideline offered on the platform for a seamless redemption experience. When support is needed, users can access our 24/7 customer service powered by AI or contact the merchant directly with multilingual assistance. This ensures that any issues are resolved promptly while maintaining high levels of user satisfaction and trust.

The QR code redemption eliminates the need to print or carry paper documents and ensures a seamless, mobile-first experience. As users open the app to redeem tickets via QR code or access real-time updates, we are able to re-engage them with tailored offerings — such as nearby experiences and cross-sell promotions — based on their location, past activity and preferences.

Users may need to modify, add to, or cancel their travel plans. Our platform enables them to do so independently through the app or website with ease. Most booking changes, cancellations, or unforeseen disruptions can be handled directly by users, and many experiences come with flexible refund policies to protect travelers from events outside their control.

Review and Retention

After completing their experiences, our platform encourages users to rate their experiences and leave detailed comments and photos. As of June 30, 2025, we recorded more than 12 million user reviews on our platform. Our extensive collection of user reviews helps future users feel confident in their choices and discover experiences they can trust, guided by real feedback from fellow travelers. Users who leave reviews can earn Klook Cash based on their level of engagement, such as writing detailed feedback or uploading photos, which can be redeemed for discounts on future bookings. These Klook Cash rewards also contribute toward progress in our tiered Klook Rewards program, which offers users exclusive perks and milestone-based benefits. This program is a cornerstone of our broader user retention strategy, fostering long-term engagement. See “— Branding and Marketing.”

Our business teams carefully review the feedback and our dedicated 24/7 customer support team handles any complaints related to experiences. These user reviews also help merchants refine their offerings and continuously improve service quality. The screenshot below illustrates how users share their feedback with us and progress in our Klook Rewards program.

Our platform is able to leverage users’ browsing and booking history and reviews to provide more relevant and customized travel recommendations and push notifications. This creates a virtuous cycle whereby users are able to discover even more compelling experiences that keep them coming back to our platform.

Global Network Effects Anchored by Localization Expertise

Our platform featured approximately 300,000 offerings spanning around 4,000 destinations as of June 30, 2025 and recorded over 54 million experiences booked in 2024. As of June 30, 2025, we maintained 25 offices across 18 geographic markets. Our platform is designed to connect users from multiple origins with merchants and offerings in multiple destinations, enabling us to serve travelers and merchants on both sides of the market. This network effect reinforces itself over time: As we onboard more merchants, users benefit from expanded variety and access, while a growing global user base in turn makes our platform more valuable to local merchants seeking to reach global demand.

Leveraging our successful track record of expansion in APAC, we have replicated our playbook in other regions around the globe. In 2024, we generated US$337 million GTV from users outside APAC, more than 11 times the amount in 2022 by leveraging our supply leadership to capture demand of global travelers coming to APAC.

APAC is one of the most diverse and complex travel markets globally, marked by significant variation in languages, cultures, digital maturity and travel habits. In this environment, we believe success requires a nuanced approach — combining the scalability and operational consistency of a global platform with local execution tailored to each market. To achieve this, we localize both merchant engagement strategies and user experiences to reflect the distinct characteristics of each market. Our model blends centralized coordination with localized execution, enabled by local teams, platform-level infrastructure, marketing content and collaboration with government and tourism boards.

•        Local and Central Team Setup:    We recruit local personnel with fluency in local languages and deep knowledge of market dynamics to lead day-to-day operations. These teams work with central product and marketing functions to co-develop category playbooks and align campaign execution. Local teams execute on-the-ground activities and provide real-time feedback to central teams, enabling us to refine platform features, optimize operations and drive business performance through timely, market-specific adjustments.

•        Localized Infrastructure for Global Usability:    Our platform supports 14 languages, 39 currencies and over 40 payment methods to enable seamless cross-border usability. We also tailor the user interface to regional norms, language conventions and browsing preferences to ensure a frictionless and intuitive booking experience.

•        Localized Content Marketing:    We partner with Klook Kreators to drive vertical-specific marketing in culturally relevant formats, helping us build platform trust, increase product awareness and covert leads into transactions. These creators publish localized content across key platforms, including Instagram, TikTok and RedNote, tailored to regional trends and preferences. We further amplify reach through seasonal and regional campaigns — such as Black Friday, Diwali, Lunar New Year and summer holiday pushes — to drive relevance and conversion across diverse markets.

•        Government and Tourism Board Collaboration:    We maintain active partnerships with governments and tourism boards to co-develop marketing campaigns and digitalization initiatives. These collaborations strengthen local supply ecosystems and promote travel demand in priority destinations. At a time when APAC is still undergoing rapid tourism infrastructure development, these close and strategic partnerships are particularly valuable, enabling us to align with national and regional priorities while supporting sustainable, long-term growth in the sector.

Branding and Marketing

Overview

Klook is the most searched experiences platform in the world by Google search volume in the past 12 months, as of June 2025, according to Google Trends. We have been able to attract and engage a large base of loyal users organically through our social media-led branding efforts, with approximately 70% of traffic generated through organic channels in 2024. Our loyalty program facilitates relationship marketing by allowing users to earn Klook Cash while fostering a sense of belonging within our community. To complement our user growth, we also use a combination of online and offline marketing campaigns and cross-marketing strategies to continue to expand our global presence.

•        Social Media-led Branding and Klook Kreator Initiative:    We collaborate with Klook Kreators to drive social media-led branding and support our organic growth. As of June 30, 2025, we engaged more than 28,000 Klook Kreators from across 87 geographic markets globally, generating billions of views on social media. These creators share personal content across their channels, helping us reach diverse audiences. Klook Kreators are sourced through targeted outreach and self-signups across regions. Together, this community strengthens our brand visibility and creates a virtuous cycle of authentic content and user engagement that amplifies our reach.

•        User Loyalty Program:    Unlike accommodations and flights, experiences had historically lacked major loyalty programs. Our Klook Rewards program is designed to fill this gap, allowing users to earn Klook Cash across categories. As users book more, they progress through our Explorer, Gold, and Platinum tiers. Gold and Platinum members unlock premium benefits, including welcome coupon packs, early sale access, priority customer service, and higher Klook Cash earn rates. This powerful ecosystem strengthens long-term user retention, with loyalty program benefits that drive repeat engagement. This strategy has proven effective, as evidenced by the growth of our Gold Member base from 6% to 10% within the first year of launch.

•        Promotional Campaigns:    We regularly run promotional campaigns tied to seasonal events and major celebrations, such as cherry blossom season in Japan and Black Friday. These campaigns are designed to engage users through limited-time deals, exclusive experiences and festive platform-wide activities. During campaign periods, we offer a variety of incentives, including special deals (such as buy-one-get-one-free), platform coupons and gamified features like personality quizzes, Q&A challenges and social media giveaways. These interactive elements help drive user participation, attract new users, and increase repeat engagement on our platform.

•        Cross-marketing with Merchants and Tourism Boards:    Major merchant brands and tourism boards often approach us to initiate co-marketing collaborations, reflecting our strong brand equity and influence. These partnerships enable both Klook and our partners to reach broader audiences through jointly created content, with increased impact compared to stand-alone efforts — a concept we describe as “1+1>2”. This co-marketing model has proven effective in elevating brand visibility and driving engagement across regions. One such example is our partnership with Disney Adventure Cruise. We are the platform partner for its first-ever cruise departing from Singapore, a family-oriented experience that reflects the strength of our brand collaborations and our ability to attract globally recognized IPs to our platform. This high-profile partnership not only reinforces our appeal to a broad user base but also demonstrates the effectiveness of our cross-marketing model in amplifying reach and engagement.

Technology

We believe technology is at the core of transforming travel experience. That is why we invest deeply in innovation — to digitalize travel services, improve operational efficiency, and deliver highly scalable solutions to merchants and users around the world.

As of June 30, 2025, our R&D organization consisted of over 480 engineers, scientists and researchers. They lead the development of our proprietary technologies to ensure we have a solid e-commerce infrastructure and foundation in AI and machine learning.

•        E-Commerce Infrastructure for Merchants and Users:    Our platform supports a comprehensive and flexible back-end system tailored for both merchants and users from around the world seeking seamless and localized travel experiences.

•        Comprehensive Merchant System:    Our merchant-facing system enables merchants to manage products, inventory, pricing, bookings, and redemptions. The system is modular, allowing expansion into different categories that require different features. For example, tours can be supported through itinerary-building features, while private transfers can include tools for driver and vehicle management as well as customer communication. See “— Our Platform for Merchants.”

•        Integrated API Foundation:    Unlike accommodations or flights, experiences remain a fragmented sector without the presence of any dominant aggregators. Our comprehensive API connectivity with our merchant base, allows real-time synchronization of inventory and reservations, enabling instant booking confirmations and maintaining accurate availability across systems. This requires a strong technology infrastructure to ensure reliability.

•        Globalized Payment System:    In addition to multi-currency transactions, we further enhance our user experience through integration with over 40 local payment methods, which empowers our growth in different APAC markets, especially those with low credit card penetration.

•        Dynamic Promotion Engine:    Our dynamic promotion engine is designed to support complex, large-scale marketing initiatives across multiple markets and travel seasons. It enables the creation of tailored promotional campaigns — including seasonal offers, merchant-specific deals, and bundled products — with flexible configurations to suit diverse business needs. The system also supports localized campaign pages, dynamically generated to match user origin with destination offerings, enhancing relevance and discovery. This capability empowers our teams and partners to execute high-impact, conversion-driven promotions efficiently and at scale.

•        AI, Machine Learning and Data-Driven Technologies:    We utilize AI and machine learning across our platform to enhance personalization and efficiency. These capabilities are powered by a hybrid infrastructure that combines internally developed models and algorithms, third-party commercial tools, and open-source frameworks, optimized specifically for the needs of the travel experiences sector.

•        Hyper-Personalization:    We leverage real-time data and machine learning algorithms to deliver hyper-personalized recommendations and geo-targeted offers based on user behaviors and preferences. Our semantic search capabilities classify user queries by intent — including city, point of interest, or experience categories — to significantly improve search relevance. To enhance this further, we apply large language models to semantically analyze our diverse and unstandardized inventory. These models extract structured attributes — including activity type, target traveler profile (e.g., family, couple, solo), seasonality, and booking flexibility — which serve as enriched signals for our search and personalization engines. This improves matching precision between user needs and available supply, addressing a core challenge in the fragmented experiences sector.

•        Content Generation and Localization at Scale:    We leverage third-party GenAI models to support the creation of platform content, promotional materials, and media assets at scale, ensuring consistency and efficiency. This enables content creation and refresh cycles across languages and markets that are far more expedient than manual processes. Our localization pipeline leverages a combination of proprietary translation datasets and uses third-party large language models with dynamic in-context learning specifically for travel to localize and translate listings and user reviews with cultural adaptation across different languages and markets.

•        AI-Powered Customer Chatbot:    We deliver an efficient and scalable customer service experience through our AI-powered support system, which incorporates both licensed third-party AI technologies and proprietary data. This system is continuously optimized based on user interactions, and as adoption grows, we expect a higher share of inquiries to be handled seamlessly by AI, paving the way toward conversational commerce.

•        Smart Review Insights and Merchant Feedback:    We leverage third-party GenAI to analyze and summarize user reviews into concise feedback that helps travelers make faster and more informed booking decisions. The reviews are also classified into categories such as supply quality, redemption issues, or tour guide feedback which provides merchants with actionable insights to improve their services and products.

•        Operational Automation and Fraud Risk Management:    We utilize a combination of third-party fraud prevention tools and proprietary data to detect high-risk transactions and reduce manual review. Our financial operations are increasingly automated through GenAI-powered reconciliation workflows, improving speed and accuracy. We also deploy GenAI-powered functions to assist customer service agents in handling inquiries more efficiently, boosting productivity and consistency. These applications drive efficiency, reduce operational overhead, and improve risk mitigation.

Environmental, Social and Governance

As an industry leader in providing experiences, we believe in the power of travel as a catalyst for positive changes, and we are committed to promoting sustainable practices. We recognize the growing demand for responsible tourism and understand the importance of protecting the environments and communities in the geographic markets where we operate. By embedding sustainability into the core of our business, we aim to create a positive impact on our users, merchants, other partners and the environment and the communities in which we operate.

Sustainability

Sustainability is a part of our strategy, guiding us to offer eco-conscious experiences while supporting local communities. Through the creation of meaningful community partnerships and recognizing merchants and experiences that prioritize responsible practices, our sustainability initiatives reflect our commitment to reducing our environmental footprint and enhancing our social responsibility:

•        Sustainable Offerings:    Through our “Elephant Badge” and “Sustainable Badges” programs, we spotlight travel operators who have achieved third-party recognized standards of animal welfare and environmental or community stewardship, respectively. We are also actively engaging with non-governmental organizations such as the Global Sustainable Tourism Council and United Nations Tourism to contribute to sustainable travel initiatives. Additionally, we strive to uphold higher standards in our supply chain through our new Animal Welfare Policy, which supports responsible tourism practices. Our partnerships with certified sustainable merchants aim to allow users to identify travel options that meet certain third-party criteria more easily.

•        Community Empowerment:    We are dedicated to supporting the communities in which we operate, and we continue to expand our corporate social responsibility activities, providing thousands of volunteer hours to support local causes. In 2023 alone, we contributed US$7.2 billion in GDP and supported over 219,000 jobs across APAC, underscoring our role in fostering economic growth through tourism experiences.

Employee Wellness and Diversity

We work to foster a healthy and supportive work environment. Our Mental Health Allies group promotes a supportive workplace culture. In addition, we also have the following employee resource groups for specific causes, with support from senior management members to ensure alignment with company strategy:

•        “Kultivate” focuses on discussing and highlighting sustainability-related topics, aiming to promote eco-friendly practices within our offices and raising awareness among our employees; and

•        “WinK” or “Women in Klook” focuses on empowering female employees in their professional and personal growth, with support from senior female and male allies.

We have also maintained a balanced gender ratio, with a 62:38 female-to-male ratio, as of June 30, 2025, and support female leadership across our organization.

Competition

We compete with both online travel agencies and digital platforms that offer travel-related experiences, as well as established players in adjacent sectors that are expanding into experiences.

Our market is fragmented, highly competitive and continues to evolve. Due to our unique focus on providing experiences, early-mover advantage and accumulated merchant and user base, we believe that we compare favorably to our competitors. See “Risk Factors” for a more detailed description of risks related to competition.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events, including pension insurance, medical insurance, cybersecurity insurance, workplace injury insurance, general third-party liability insurance, unemployment insurance and maternity insurance. In addition, we are required to maintain or contribute to insurance policies in certain jurisdictions in which we conduct business. We do not maintain business interruption insurance or key-man life insurance on any of our senior management team. We believe our insurance coverage to be sufficient for our business operations, which is also consistent with the customary industry practice in the jurisdictions where we operate. For a discussion of risks relating to our insurance coverage, see “Risk Factors — Risks Related to Our Business and Industry — The coverage afforded under our insurance policies may be inadequate for the needs of our business or our third-party insurers may be unable or unwilling to meet our coverage requirements, which could materially and adversely affect our business, results of operations and financial condition.”

Intellectual Property

We attach great importance to intellectual property rights. We rely on proprietary technology and we are dependent on our ability to protect such technology. We rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements to protect our intellectual property. We also maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary information agreements for the protection and confidentiality of our proprietary information. As of June 30, 2025, we had registered two patents, 28 copyrights, 245 trademarks and 187 domain names globally.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our intellectual property and proprietary rights is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property and proprietary rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate lawsuits against us alleging infringement of their intellectual property or proprietary rights or declaring their non-infringement of our intellectual property or proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be available only on commercially unreasonable and unfavorable terms, which may adversely affect our business, results of operations and financial condition. For additional information on the risks relating to intellectual property, see the section titled “Risk Factors — Risks Related to Our Business and Industry — If we do not adequately protect our intellectual property and our data, our business, results of operations and financial condition could be materially and adversely affected.” and “Risk Factors — Risks Related to Our Business and Industry — We have been, and may in the future be, subject to claims that we or others violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially adversely affect our business, results of operations and financial condition.”

Security, Privacy and Data Protection

Data security is paramount to our business operations. We gain access to certain datapoints of our users and merchants through their use of our platform. We are subject to various data security laws in the jurisdictions in which we operate. These include, but are not limited to, the EU GDPR, the U.S. state laws such as the California Privacy Rights and Enforcement Act of 2020, and PRC laws such as the CSL, DSL and PIPL. In Singapore and Hong Kong, we are subject to the Personal Data Protection Act 2012 and Personal Data (Privacy) Ordinance, respectively. For additional information, see “Regulation — Data Privacy and Security.” With our global footprint, we have developed a comprehensive suite of data security policies and measures in line with the local requirements and prevalent industry practice. These policies encompass every aspect of data management, including data collection, usage, storage, transmission, retention and destruction. In addition, we have established an incident response plan that outlines procedures for promptly responding to a data breach or any other security incident. We have also obtained an ISO27001 information security certification.

Our platform, which is fully cloud-native, employs robust firewalls and stores data across established cloud infrastructures. We maintain data centers primarily in Singapore. We anonymize and encrypt confidential personal information and take other technological measures to secure processing, transmission and usage of data. We also enter into confidentiality agreements with all of our employees that prohibit the leakage of user data. In addition, our internal payment system is PCID-compliant and we strictly control employee access to payment-related information. Specifically, all user credit card information is tokenized, and we do not store their card numbers in our internal system.

Our People

Our employees are the lifeblood of our operations. Their passion, dedication and drive are essential to inspiring and delivering exceptional experiences to our users and merchants. As of June 30, 2025, we had a total of 1,906 employees, with the vast majority located in APAC. This represents a decline from 2,005 employees in 2019, as we have been able to improve our productivity and operational efficiency over the same period, showing our ability to do more with less and scale sustainably.

The following table sets forth the breakdown of our employees by function as of June 30, 2025:

Function	Number of Employees	Percentage
Sales and Marketing	689	36.1
Customer Services Support	521	27.3
R&D	485	25.5
Corporate Services[4]	211	11.1
Total	1,906	100.0

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions with respect to his or her employment.

Legal Proceedings

We are not currently a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business. For example, our Taiwan subsidiary is currently subject to both civil and criminal claims in Taiwan arising from an intellectual property dispute in which a third party has accused certain of our employees of improper use of computers and trade secrets. Those cases are still pending before the Taiwan courts, but our management believes the amounts in controversy are not material to our results of operations. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Facilities

Our principal executive offices are located in Singapore and Hong Kong, with an aggregate area of approximately 2,350 square meters, which we primarily use for corporate administration. We also have leased properties in 18 geographic markets globally, with a total area of approximately 16,500 square meters, primarily for office space. We believe that our current facilities are adequate to meet our current needs.

____________

4        Includes our finance, legal, human resources and other corporate service functions.

Regulation

We are subject to laws and regulations governing tourism, consumer protection, internet, data privacy and security, insurance and labor and employment, among others, in the jurisdictions where we operate. It is our policy and practice to comply with laws and regulations applicable to our business. The process of complying with applicable laws and regulations may be complex, time-consuming and costly. For additional information about risks associated with government regulations, see “Risk Factors — Risks Related to Our Business and Industry — We are subject to a wide variety of complex, evolving, and sometimes inconsistent and ambiguous laws and regulations that may adversely impact our operations and discourage users from engaging with our platform.”

Tourism

Singapore

The Travel Agents Act 1975 of Singapore and the Travel Agents Regulations 2017 of Singapore establish the legal framework governing the operation of travel agent businesses within Singapore. Under this regime, any entity that carries on the business of supplying travel tickets, accommodation, or tours to any person, is generally required to hold a valid travel agent license issued by the Singapore Tourism Board.

The regulatory framework applies to online travel businesses that operate in Singapore. Entities subject to these laws must comply with ongoing obligations, such as maintaining prescribed minimum financial requirements, adhering to advertising standards and ensuring that customers are dealt with in accordance with specified standards of conduct. Non-compliance with the Travel Agents Act 1975 of Singapore and the Travel Agents Regulations 2017 of Singapore may result in enforcement actions, including fines or imprisonment terms.

Hong Kong

In Hong Kong, licensed travel agents must comply with all relevant requirements set out in the Travel Industry Ordinance (Chapter 634 of the Laws of Hong Kong) (“TIO”) and its subsidiary legislation, conditions imposed on their license, and guidelines, directives and codes of conduct issued by Travel Industry Authority (“TIA”).

Under the TIO, a licensed travel agent (a) must comply with prescribed requirements set out below; (b) must inform TIA in writing of its new correspondence address or electronic mail address within 14 days after the address is changed; (c) must not change, or permit a change of, the ownership or control of its business as a travel agent without TIA’s prior approval in writing; (d) if a licensed travel agent arranges a vehicle for transporting a tour group, must display, in the prescribed way, the prescribed information about the tour group on the vehicle; (e) if a business permit has been issued to a licensed travel agent, must display the permit at a conspicuous part of the local place of business specified in the permit.

The prescribed requirements are:

(a)     keeping proper books of account in a legible form or in a non-legible form capable of being reproduced in a legible form;

(b)    notifying TIA of the premises where the books of account are kept and, if there is any change in such premises, notifying TIA of the new premises within seven days beginning on the date on which the change takes place;

(c)     in any letter, account, receipt, pamphlet, brochure or other documents issued in whatever form in the capacity of a travel agent, stating clearly and conspicuously: (i) the name and, if applicable, the business name, of the travel agent; and (ii) the number of the travel agent’s license;

(d)    any advertisement published in whatever form by or on behalf of the travel agent in the capacity of a travel agent, stating clearly and conspicuously: (i) the name and, if applicable, the business name, of the travel agent; and (ii) the number of the travel agent’s license; and

(e)     prior to requesting any payment from a customer for any service to be provided, whether by way of deposit or otherwise, giving the customer full particulars of the service.

Non-compliance with a prescribed requirement without reasonable excuse is an offense punishable by a maximum fine of HKD10,000.

Under section 8(5) of the TIO, TIA may impose on a travel agent license the conditions, including prescribed conditions, that it considers appropriate. A licensed travel agent must carry on travel agent business in accordance with the conditions imposed on the license. A person who contravenes a condition commits an offense and is liable on conviction to a fine of HKD100,000 and to imprisonment for 2 years. The conditions which TIA generally imposes on a travel agent license include, but not limited to, conditions relating to statement of accounts, restrictions on licensed travel agents which are partnerships or individuals carrying on business as sole proprietors, conditions relating to remedial steps, conditions relating to cease of business, conditions relating to inbound tour groups.

Empowered by section 152 of the TIO, TIA issues Travel Industry Authority Directives for Licensees (“TIADL”) to regulate licensed travel agents. A licensee contravening TIADL is subject to disciplinary actions.

Some of the directives applicable to licensed travel agents include (but are not limited to):

(a)     A licensed travel agent must provide accurate information to customers.

(b)    A licensed travel agent must not knowingly undertake any commitment beyond the resources or ability of the travel agent.

(c)     A licensed travel agent must provide each licensed tourist guide and licensed tour escort with a duty list to set out their duties and responsibilities.

(d)    A licensed travel agent must enter into a service agreement with a licensed tourist guide and licensed tour escort before assigning them to perform duties, which states that the travel agent: (i) must make payment of service remunerations to the tourist guide and tour escort; (ii) must not require the tourist guide and tour escort to bear or unreasonably advance any payment for a tour group; and (iii) must not delay the reimbursement for any advance payment made by the tourist guide and tour escort.

(e)     A licensed travel agent must register all mainland China inbound tour groups which it receives.

(f)     A licensed travel agent must remind customers at the time of booking outbound services or arrangements of the importance of taking out travel insurance on their own and must advise that the scope of the travel insurance taken out by the customers should cover all the activities of the journey.

Japan

The Travel Agency Act is the principal legislation in Japan that regulates the provision of travel services to consumers. Its primary objectives are to uphold the fairness of transactions related to travel services and ensure the safety and convenience of travelers. This is achieved through the establishment of a registration system for business operators engaged in travel services and the promotion of proper business operations.

Under the Travel Agency Act, a “travel business” is defined broadly as the activity of facilitating agreements between travelers and providers of services (such as transportation and accommodation) and planning or arranging travel products in return for remuneration. As such, this Act applies to both traditional brick-and-mortar travel agencies and operators of digital platforms that offer travel-related services to consumers. Business operators engaged in a travel business are required to obtain registration from either the Commissioner of the Japan Tourism Agency or prefectural governors, depending on the nature and scale of their operations.

To safeguard consumer interests, the Travel Agency Act imposes various obligations on business operators. These include the obligation to provide clear and accurate information about the conditions of the travel services provided, and to deliver a document stating the content of the services, disclosing the identity of the actual service provider and ensuring that the terms and conditions for such travel services are fair and not misleading. Business operators providing travel services are also required to deposit a surety bond with a designated local depository and appoint a qualified travel services manager. This surety bond ensures that consumers can be compensated in the event of non-performance of travel services. If a business operator engages in a travel business in Japan without proper registration or is in breach of its obligations under the Act, the Commissioner of the Japan Tourism Agency may issue an order for business improvement, revoke the operator’s registration, impose fines, and in serious cases, impose criminal penalties.

The Private Lodging Business Act regulates the business of letting private residences to guests for short-term stays (commonly known as “minpaku”). While this Act primarily governs individuals or entities that operate and provide private lodging businesses, it also applies to private lodging intermediaries. If a digital platform lists private lodging properties and facilitates bookings or payments for such properties, then it may be classified as being engaged in a private lodging intermediary business under this Act. A private lodging intermediary must obtain registration from the Commissioner of the Japan Tourism Agency. It must also ensure that the operators of private lodging properties listed on its platform are properly registered and compliant with this Act. If any information concerning such private lodging properties or their operators is inaccurate, the intermediary must promptly take appropriate measures to amend or remove such information from its platform. Private lodging intermediaries must also provide consumers with a document setting out the content of the private lodging intermediary contract before such contract is concluded. A private lodging intermediary may not improperly solicit the conclusion of a contract with consumers or omit material information in a manner that prevents the cancellation of a contract.

Taiwan

Tourism regulations in Taiwan are primarily governed by the Act for the Development of Tourism, last amended in April 2024 (the “ADT”). According to the ADT, travel agencies must obtain a license to conduct activities related to travel services, such as selling airline tickets, applying for visas and providing travel consultations. Non-compliance with these regulations can result in administrative fines ranging from TWD100,000 to TWD2,000,000, and the business may be prohibited from further operations.

The ADT also mandates that travel business operators enter into written agreements with customers for both group and individual tours. These agreements must conform to the standard terms set by the relevant authorities. To ensure compliance, competent authorities are authorized to conduct regular or unannounced inspections. Travel business operators are required to cooperate fully during inspections and are prohibited from evading, obstructing, or refusing these inspections. If an operator fails to pass an inspection, they must make improvements by a specified date. Failure to comply or insufficient improvements can result in fines ranging from TWD30,000 to TWD300,000.

According to the ADT, travel business operators in Taiwan are required to purchase liability insurance before conducting any business activities to ensure the protection of customers. Additionally, operators offering overseas or domestic travel services must purchase contract performance insurance as stipulated by relevant regulations. Failure to comply with these requirements can result in administrative fines ranging from TWD30,000 to TWD500,000. If the operator fails to comply with orders from the competent authority, they may be prohibited from continuing business operations.

Consumer Protection

Singapore

There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions including electronic transactions. While these laws are not specifically designed to regulate e-commerce businesses, they are nonetheless relevant to online travel and experiences booking platforms.

The Consumer Protection (Fair Trading) Act 2003 of Singapore sets out a legislative framework to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of supplier under the Consumer Protection (Fair Trading) Act 2003 of Singapore includes persons who promote the use or purchase of goods or services through online platform in offering travel-related products and services. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things: (i) doing or saying anything which would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.

The Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore prohibits the use of false trade descriptions on goods supplied in the course of trade. Trade descriptions include any description, statement or indication that directly or indirectly relates to the fitness for purpose, strength, performance, behavior or accuracy of any goods. This prohibition applies to all persons in the course of business and would be applicable in an e-commerce marketplace. Violations of the Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore are subject to criminal liability.

Hong Kong

Under the Hong Kong Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), (a) use of false trade descriptions; (b) false, misleading or incomplete information, (c) false marks and misstatements in respect of products and (d) false trade descriptions in respect of services supplied are prohibited. In addition, the TDO makes certain trade practices criminal offenses, namely: (a) misleading omission; (b) aggressive commercial practices; (c) bait advertising; (d) bait and switch; and (e) wrongful acceptance of payment. The TDO also provides for offenses relating to forged trademark and falsely applying for trademarks or resembling marks.

Under the Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SSITO”), certain terms are implied in the contracts with customers for the supply of services, including: (a) that the supplier will carry out the service with reasonable care and skill; (b) that the supplier will carry out the service within a reasonable time (if the time of service is not fixed or fixed in a manner agreed); (c) that the party contracting with the supplier will pay a reasonable charge (if the consideration is not determined by the contract or left to be determined in a manner agreed or by course of dealing between the parties).

Under the Unconscionable Contracts Ordinance (Chapter 458 of the Laws of Hong Kong) (“UCO”), if the Hong Kong court finds that a contract for sale of goods or supply of services (in which one of the parties deals as consumer) to have been unconscionable in the circumstances relating to the contract at the time it was made, the court may: (a) refuse to enforce the contract; (b) enforce the remainder of the contract without the unconscionable part; (c) limit the application of, or revise or alter, any unconscionable part to avoid unconscionable result.

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”) limits the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise.

The Misrepresentation Ordinance (Chapter 284 of the Laws of Hong Kong) (“MO”) imposes a statutory liability for misrepresentation and controls the use of provisions excluding liability for misrepresentation in contracts. Liability may arise under the MO where a party to a contract is induced to enter into that contract by a misrepresentation of a material fact made by the other party. If the action is successful, the party who relied on the misrepresentation will be entitled to rescind the contract. Damages may also be granted if the misrepresentation was made fraudulently or negligently.

Japan

In Japan, there are various laws and regulations that govern consumer protection, and each industry may have its own specific set of consumer protection laws. Operators of digital platforms may be subject to the Consumer Contract Act (“CCA”) and the Act on Specified Commercial Transactions (“ASCT”), regardless of whether the business contract entered into with consumers is concluded online or offline.

The CCA regulates the contractual relationship between consumers and businesses. The CCA prohibits business operators from including unfair contract terms in contracts with consumers, such as clauses that impose excessive penalties or that unilaterally allow the business operator to change the terms of a contract without reasonable justification. The CCA also prohibits unjust solicitation by business operators and unfair practices, including the provision of false or misleading information to consumers. Under the CCA, unfair contract terms may be void if they unreasonably disadvantage a consumer. Moreover, a consumer has the right to rescind a contract if it was entered into as a result of unfair practices or unjust solicitations.

In addition to the CCA, the ASCT aims to protect the interests of purchasers by ensuring fairness in specified commercial transactions, such as door-to-door sales, mail order sales and telemarketing sales. Under the ASCT, “mail order sales” are defined broadly and digital platforms that facilitate the sale of tourism services to consumers may potentially be construed as engaging in such transactions. Under the ASCT, business operators selling products and services are prohibited from engaging in unjust solicitation, making false or misleading advertisements, sending advertising emails without the consent of the recipient, or conveying false information to prevent the cancellation of a contract. If a business operator advertises the terms and conditions under which it sells goods or provides services through mail order sales, it must also disclose certain details in its advertisements. These details include the price of the goods or services, the timing and method of payment, the time of delivery and information concerning the consumer’s ability to withdraw an offer for the product or service or to cancel the contract.

Taiwan

Consumer protection laws in Taiwan are primarily governed by the Consumer Protection Act, last amended in June 2015 (the “Taiwan Consumer Protection Act”). According to the Taiwan Consumer Protection Act, businesses providing services or manufacturing goods for consumers must ensure that their products and services adhere to current technological or professional standards and meet reasonably expected safety requirements. If these regulations are violated, the responsible enterprises are liable for any damages caused to consumers or third parties.

For standard agreements commonly used in business, the terms and conditions must be based on principles of equality and reciprocity. If there is any ambiguity in the wording of these terms, the interpretation should favor the consumer. Additionally, service providers must allow consumers a reasonable period to review all clauses in a standard agreement. Any standard terms that violate the requirements of good faith may be declared null and void by the court.

Internet

Singapore

There is no omnibus Internet legislation in Singapore. Instead, a number of laws apply in tandem to govern various services and activities provided over the internet.

“Internet content provider” are automatically subject to a broadcasting class license under the Broadcasting Act 1994, the Broadcasting (Class Licence) Notification (“BCLN”) and the Internet Code of Practice (“ICP”), and are required to ensure that they will deny access or take down prohibited material if directed to do so by the Infocomm Media Development Authority (“IMDA”) and use best efforts to ensure that services shall not contain anything that is against the public interest, public order or national harmony; or offends against good taste or decency; and use best efforts to ensure that prohibited material is not broadcast via the Internet to users in Singapore. Such “prohibited material” has been defined in the ICP to refer to material that is objectionable on the grounds of public interest, public morality, public order, public security, national harmony or is otherwise prohibited by applicable Singapore laws. Factors in determining whether material constitutes “prohibited material” includes consideration of amongst others, whether it glorifies, incites or endorses ethnic, racial or religious hatred, strife or intolerance. The IMDA then has the power to impose sanctions, including fines, on broadcasting class licensees that contravene the BCLN and the ICP. Moreover, a failure to comply with a takedown request issued by the IMDA is a criminal offence that carries a maximum penalty of a fine of up to SGD20,000 and/or imprisonment for up to 2 years.

Further, the Online Criminal Harms Act 2023 (“OCHA”) empowers the authorities to deal effectively with online activities that are criminal in nature. OCHA was passed in parliament on July 5, 2023 granting authorities the right to issue directions to online service providers, other entities, or individuals, when there is reasonable suspicion that an online activity is in furtherance of certain criminal offences such as scams or malicious cyber activity offences. Such directions include the Stop Communication Direction which would require us to ensure that the relevant material cannot be accessed by Singapore persons and the Disabling Direction which would require us to disable access by Singapore persons to relevant materials on our platforms. Non-compliance with any requirement of the Stop Communication Direction shall lead to a fine up to SGD500,000 while non-compliance with any requirement of a Disabling Direction, on conviction, shall lead to a fine up to SGD1 million with the penalties continuing to accrue up to SGD100,000 for every day or part of a day during which the offence continues after conviction.

The Protection from Online Falsehoods and Manipulation Act 2019 (“POFMA”) was designed to address false statements of fact that are communicated to the public via online platforms. Under the POFMA, ministers are empowered amongst others to issue a Targeted Correction Direction or Disabling Direction if material that contains or consists of a false statement of fact has been or is being communicated in Singapore; and the minister is of the opinion that it is in the public interest to issue the direction. Such directions when issued would require us to communicate correction notices (i.e., that the relevant statement is false) or disable access to end-users in Singapore. A failure to comply with such directions would attract a fine up to SGD1 million and, in the case of a continuing offence, to a further fine up to SGD100,000 for every day or part of a day during which the offence continues after conviction. The Protection from Harassment Act 2014 seeks to protect individuals from being targets of harassment or stalking, as well as against false statements of fact, doxxing and other undesirable online behavior. An internet intermediary would be required to comply with any court orders, applied for by a subject of a false statement of fact, issued to the internet intermediary whose service has been used to publish the statement in question. This could include inter alia, the issuance of a Targeted Correction Order or Disabling Order. Failure to comply with a court order would potentially expose us to liability for contempt of court, with the penalties varying based on which court had issued the court order in question.

Hong Kong

Under the Electronic Transactions Ordinance (Chapter 553 of the Laws of Hong Kong) (“ETO”), electronic records and digital signatures used in electronic transactions are given the same legal status as their paper-based counterparts by the promotion of certification authorities. Hence, digital signatures can satisfy the legal requirements for signatures (if specified requirements are complied with), and information may be retained in the form of electronic records. Further, it is a criminal offense for any person who has access to record or other material in the course of performing a function under or for the purpose of the ordinance to disclose information relating to another person as contained in such record or material to any other person.

The Unsolicited Electronic Messages Ordinance (Chapter 593 of the Laws of Hong Kong) (“UEMO”) regulates the sending of unsolicited commercial electronic messages with a “Hong Kong link”. Under the ordinance, “do-not-call registers” were established for pre-recorded telephone messages, short messages and facsimile messages, and senders of commercial electronic messages should access the registers to update and purge their database of address and should not send messages to those numbers. The ordinance also prescribes the requirements on the contents of commercial electronic messages which the senders should observe. The requirements include: (a) accuracy, language, presentation of identity and contact information of senders; (b) the provision, language and presentation of unsubscribe facility. Sender must keep a record of the requests to unsubscribe received for at least three years and should not use misleading subject headings or conceal calling line identification information in the electronic messages.

Japan

Digital platforms in Japan may be subject to rules and regulations relating to competition and anti-monopoly. The Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (“Japan Fair Trade Act”) is the standard competition law in Japan, which aims to promote free and fair competition by prohibiting private monopolization, unreasonable restraint of trade and unfair trade practices. In the context of digital platforms, the Japan Fair Trade Act prohibits companies from abusing a superior bargaining position over consumers, such as through the unjustifiable acquisition of personal information, self-preferencing practices or engaging in monopolistic activities that substantially restrain competition. Digital platforms must avoid engaging in practices that unfairly exclude competitors or exploit consumers, such as exclusive dealing arrangements that prevent business partners from working with other platforms. In the same vein, digital platforms should avoid engaging in coordinated practices with their competitors that could be seen as collusive. The Japan Fair Trade Act is enforced by the Japan Fair Trade Commission, which may require digital platforms to make changes to their business practices, such as revising terms of service, improving transparency or ceasing any discriminatory conduct.

In addition to the Japan Fair Trade Act, certain specified digital platforms of a certain scale of business may also be subject to the Act on Improving Transparency and Fairness of Digital Platforms (“Japan Digital Platforms Act”), which aims to increase the transparency and fairness of transactions with digital platforms that enable consumers to purchase goods and services through the Internet. Under the Japan Digital Platforms Act, operators of specified digital platforms must disclose their terms as they apply to suppliers of goods or services, as well as to others such as consumers. Such operators are also required to submit an annual report to the Ministry of Economy, Trade and Industry with a self-assessment explaining the measures they have taken to comply with the Japan Digital Platforms Act. Currently, only a limited number of large-scale digital platform providers have been designated by the Ministry of Economy, Trade and Industry as specified digital platforms for the purposes of the Japan Digital Platforms Act.

Digital platforms may also be subject to rules and regulations concerning cybersecurity. The principal legislation in Japan concerning cybersecurity is the Basic Act on Cybersecurity (“Japan Cybersecurity Basic Act”), which establishes the fundamental principles and policy framework for Japan’s cybersecurity measures. The Japan Cybersecurity Basic Act outlines the cybersecurity responsibilities of the state, local authorities and critical social infrastructure providers, and does not impose specific obligations on individual businesses. In addition to the Japan Cybersecurity Basic Act, the legislative framework in Japan relating to cybercrimes and cybersecurity encompasses various codes and statutes, including the Penal Code, the Act on Prohibition of Unauthorized Computer Access, the Unfair Competition Prevention Act, the Copyright Act, the Act on the Protection of Specially Designated Secrets, and the Basic Act on the Formation of a Digital Society.

Taiwan

The Taiwan National Communications Commission (“NCC”) introduced the draft Digital Intermediary Service Law in June 2022 (“Draft DIS Law”). The Draft DIS Law defines “intermediary service” as the transmission of sound, images, words, data, or other information via cable, wireless, satellite, or any other electronic medium. An “online platform provider” is defined as an entity that disseminates information stored by users on the platform at the users’ request.

Under the Draft DIS Law, online platform providers are required to establish a free electronic mechanism for handling complaints or objections and to disclose specific information to authorities, such as business size, categories and statistical reports on complaints. They must also take action against users who repeatedly upload illegal content. Non-compliance with these obligations can result in administrative fines ranging from TWD500,000 to TWD5,000,000.

Following the introduction of the Draft DIS Law, the NCC held several public hearings to gather feedback. After three hearings, the NCC announced a delay in the next hearing due to significant public feedback. They committed to refining the Draft DIS Law based on public opinion, but no updated version has been released yet.

Data Privacy and Security

We are subject to increasingly complex and changing laws, directives, industry standards, rules and regulations, as well as contractual obligations, related to data privacy and security in the United States and around the world that impose broad compliance obligations on the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of personal information.

United States

In the United States, various federal and state regulators, including governmental agencies like the FTC, have adopted, or are considering adopting, laws, rules and regulations concerning personal information and information security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the CCPA imposes obligations on covered companies that process the personal information of California residents. Among other things, the CCPA requires covered companies to provide certain disclosures to California residents regarding data privacy and security, and provides California residents with data protection and privacy rights, including the ability to opt out of the sale or certain sharing of their personal information, and to request the deletion of their personal information (subject to certain exceptions). The CCPA provides a private right of action for certain data breaches that result in the loss of personal information as well as for civil penalties with enforcement capabilities for both the California Attorney General and a new state agency created under the CPRA. The enactment of the CCPA and other state privacy, data protection and cybersecurity laws, rules and regulations is prompting a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. In addition, laws in all 50 states in the United States require businesses to provide notice to consumers (and, in some cases, to regulators) whose personal information has been accessed or acquired as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data protection law.

European Union and United Kingdom

The EU GDPR and UK GDPR impose strict compliance obligations with respect to our ability to collect, use, retain, protect, disclose, transfer and otherwise process personal information, including a principal of accountability, the obligation to demonstrate compliance through policies, procedures, training and audits, and the requirement to appoint data protection officers when special categories of personal information, such as health data, are processed on a large scale. Non-compliance with the EU GDPR and UK GDPR may lead to fines for certain violations of up to €20 million or £17.5 million, respectively, or 4% of total worldwide annual turnover of the preceding financial year, whichever is higher. However, the UK GDPR will not automatically incorporate future changes to be made to the EU GDPR (such changes would need to be specifically incorporated by the UK government), which creates a risk of divergent parallel regimes and related uncertainty. On June 28, 2021, the European Commission announced an adequacy decision concluding that the United Kingdom ensures an equivalent level of data protection to the EU GDPR, which provides some relief regarding the legality of continued personal information flows from the EEA to the United Kingdom. This adequacy determination will automatically expire in June 2025 unless the European Commission renews or extends it and it may be modified or revoked in the interim.

The EU GDPR and UK GDPR also impose strict rules on the transfer of personal information to countries outside of the EEA and the United Kingdom. Legal developments in Europe have created further complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal information could be transferred from the EEA (and the United Kingdom) to relevant self-certified United States entities. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal information transfer mechanism and potential alternative to the Privacy Shield) alone for transfers of personal information outside the EEA (and the United Kingdom) may not necessarily be sufficient in all circumstances, and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-US Data Privacy Framework (the “EU-US DPF”) (a new framework for transferring personal information from the EEA to the United States), having determined that the EU-US DPF ensures that the protection of personal information transferred from the EEA to the United States will be comparable to the protection offered in the EU. However, this decision will likely face legal challenges and ultimately may be invalidated by the CJEU just as the Privacy Shield was. In addition, on October 12, 2023, the UK-US Data Bridge went into effect to operate as an extension of the EU-US DPF to enable the transfer of personal data between the United Kingdom and certified entities in the United States. Such Data Bridge could not only be challenged, but also may be affected by any challenges to the EU-US DPF.

Moreover, in the EEA and the United Kingdom, national laws transposing the ePrivacy Directive require opt-in consent to place non-essential cookies or tracking technologies on an individual’s device and for direct electronic marketing. In the EEA and the United Kingdom, consent must be obtained in accordance with the requirements of the EU GDPR and the UK GDPR, respectively. These requirements include a prohibition on using pre-checked boxes and a requirement to ensure separate consents are sought for each type of non-essential cookie or tracking technology. Recent EEA court and regulatory decisions are driving increased attention on cookies and tracking technologies. For example, regulators and courts are increasingly active as a result of actions by NOYB (a not-for-profit privacy activist group), that has issued over 700 draft complaints to European website operators regarding their cookie banners and subsequently referred over 650 complaints to relevant national regulators, noting it aims to seek enforcement on up to 10,000 websites in Europe.

PRC

Under the PRC’s Cybersecurity Law, any collection, use, transfer or storage of personal information of an individual through a network by the network operator should be based on the three principles of legitimacy, justification and necessity and requires the consent of the data subject. The rules, purposes, methods and ranges of such collection should also be disclosed to the data subject. The PRC’s Cybersecurity Law requires CIIOs to store personal information and important data collected and generated from the critical information infrastructure within the PRC. On September 14, 2022, CAC, the PRC’s top cybersecurity regulator, released new amendments to the PRC’s Cybersecurity Law for public consultation and if the amendments are passed, the amended law will increase the penalties for violations of cybersecurity obligations under the Cybersecurity Law, in line with those under the Data Security Law and PIPL.

Building on this, the PRC’s Data Security Law became effective on September 1, 2021. The primary purpose of the Data Security Law is to regulate data activities, safeguard data security, promote data development and usage, protect individuals and entities’ legitimate rights and interests and safeguard state sovereignty, state security and development interests. The Data Security Law applies extraterritorially, and to a broad range of activities that involve “data” (not only personal or sensitive data). Under the Data Security Law, entities and individuals carrying out data activities must abide by various data security obligations. For example, the Data Security Law proposes to classify and protect data based on the importance of data to the state’s economic development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protective measures is required to be taken for each respective class of data. The Data Security Law also echoes the data localization requirement in the Cybersecurity Law and requires important data to be stored locally in mainland China. Such important data may only be transferred outside of mainland China subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities.

Additionally, on August 20, 2021, mainland China announced the PIPL, which took effect on November 1, 2021. The PIPL is intended to clarify the scope of application, the definitions of personal information and sensitive personal information, the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL also sets out data localization requirements for CIIOs and personal information handlers who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL also includes a list of rules which must be complied with prior to the transfer of personal information outside of mainland China, such as compliance with a security assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the relevant authorities with the overseas recipient. Notably, the PIPL, similar to the EU GDPR, applies extraterritorially.

On July 7, 2022, the CAC issued Security Assessment Measures for Outbound Data Transfers, which became effective on September 1, 2022. The Security Assessment Measures for Outbound Data Transfers clarifies the security assessment requirement under the PIPL and requires a data handler to apply for the security assessment organized by the CAC under any of the following circumstances before the information is transferred outbound: (i) where a data handler provides important data overseas, (ii) critical information infrastructure operator and personal information handlers who process more than 1 million individuals’ personal information; (iii) where a data handler has cumulatively provided personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total abroad since January 1 of the previous year. Additionally, on November 18, 2022, the CAC and the State Administration of Market Regulation issued the Implementation Rules for Personal Information Protection Certification which apply with immediate effect and which provide important guidance on obtaining a personal information certification for lawful cross-border transfer of personal information under the PIPL. The CAC published the Measures on Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023, and the Guidelines on Filing the Standard Contract for the Export of Personal Information (Second Edition) on March 22, 2024. On March 22, 2024, the CAC issued the “Provisions on Promoting and Regulating Cross-border Data Flows”, it stipulates that A data handler providing personal information abroad may be exempted from declaring security assessment for data to be provided abroad, concluding a standard contract for personal information to be provided abroad or passing authentication for protection of personal information if it satisfies any of the following conditions: where it is really necessary to provide personal information abroad for the purpose of concluding or performing a contract to which an individual concerned is a party, such as cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa handling and examination services. These provide important guidance on relying on the standard contract for transferring personal information out of mainland China and on its filing requirement.

Singapore

In Singapore, the Personal Data Protection Act 2012 (“PDPA”) governs the collection, use, disclosure and care of personal data. The PDPA requires, inter alia, organizations to obtain the consent of individuals before collecting, using, or disclosing their personal data for purposes that a reasonable person would consider appropriate in the circumstances; have mechanisms in place for individuals to withdraw their consent and reasonable security arrangements in place to prevent unauthorized access, collection, use, disclosure, copying, modification or disposal of personal data. Any improper use or disclosure of personal data and breaches of security leading to disclosure of personal data may lead to criminal sanctions under the PDPA, reputational damage, and a direct loss of business. It is also important to note that for contraventions of the PDPA, the PDPC is empowered to impose financial penalties of up to SGD1 million, or 10% of the organization’s annual turnover in Singapore (for organizations with annual turnover exceeding SGD10 million), whichever is higher. The PDPC may publish enforcement decisions, which can have reputational consequences for organizations found to be in breach.

The PDPA is supplemented by subsidiary legislation, such as the Personal Data Protection Regulations 2021, the Personal Data Protection (Do Not Call Registry) Regulations 2013 and the Personal Data Protection (Notification of Data Breaches) Regulations 2021. The PDPC also issues advisory guidelines to assist organizations in interpreting and complying with the PDPA. On September 23, 2014, the PDPC issued one of the key guidelines to the PDPA, the Advisory Guidelines on Key Concepts in the Personal Data Act, which serves to illustrate and further explain the PDPA. This set of guidelines was revised on May 16, 2022.

Hong Kong

In Hong Kong, the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO.

The Data Protection Principles are summarized as follows:

(1)    Adequate personal data should be collected (i) for a lawful purpose, which is necessary for and directly related to a function or activity of the data user, (ii) by fair and lawful means. The person whose data is being collect is informed (a) that whether he is obligatory or voluntary for him to supply the data, (b) the purpose of the collection and the class of persons to whom the data may be transferred, (c) on or before, his right to access and correct the data collected and the information of the person who might handle such requests.

(2)    All practicable steps shall be taken to ensure the accuracy of the person data collected and kept not long than is necessary.

(3)    Personal data should not be used for the purposes outside of the person’s consent.

(4)    All practicable steps shall be taken to ensure that any personal data held by a data user is protected against unauthorized or accidental access, processing, erasure, loss or use.

(5)    All practicable steps shall be taken to ensure that a person can (a) ascertain a data user’s policies and practices in relation to personal data; (b) be informed of the kind of personal data held by a data user; (c) be informed of the main purposes for which personal data held by a data user is or is to be used.

(6)    A data subject shall be entitled to ascertain whether a data user holds personal data of which he is the data subject and request access to personal data. The data subject should be given reasons if the request is refused and right to object to the refusal.

Contravention with the Data Protection Principles may entitle the Privacy Commissioner for Personal Data to issue a written notice directing the data user to remedy and prevent recurrence of contravention. Contravention with the above notice is an offense and the offender is liable on (a) first conviction to a fine HKD50,000 and to imprisonment for two years, and if the offense continues after the conviction, to a daily penalty of HKD1,000; and (b) second or subsequent conviction to a fine at HKD100,000 and to imprisonment for two years, and if the offense continues after the conviction, to a daily penalty of HKD2,000. It is a defense to the above offense if the data user shows that he exercised all due diligence to comply with the enforcement notice.

The PDPO also gives data subjects certain rights, inter alia:

(a)     the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

(b)    if the data user holds such data, to be supplied with a copy of such data; and

(c)     the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Failure to comply with these laws, rules and regulations can result in the imposition of significant civil and/or criminal penalties and private litigation. Data privacy and security laws, rules, regulations and other obligations are constantly evolving, may conflict with each other to make compliance efforts more challenging, and can result in investigations, proceedings, or actions that lead to significant penalties and restrictions on our ability to process data. For additional information about the risks to our business associated with data privacy and security matters, see “Risk Factors — Risks Related to Our Business and Industry — If we fail to comply with laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, an erosion of trust and increased regulation which could materially and adversely affect our business, results of operations and financial condition.”

Insurance

Singapore

The principal laws and regulations governing insurance agents in Singapore include the Insurance Act 1966 of Singapore (the “SIA”), its subsidiary legislations, notices and guidelines published by the Monetary Authority of Singapore (the “MAS”) and regulations issued by the General Insurance Association Agents’ Registration Board (“ARB”). The SIA is administered by the MAS, which is the integrated financial regulatory and supervisory authority that governs the insurance, capital markets, financial advisory and banking sectors in Singapore. Under the SIA, there is no explicit licensing and/or registration requirements imposed on insurance agents. Instead, paragraph 6(a) of the MAS Notice No. 211 on Minimum and Best Practice Training and Competency Standards for Direct General Insurers (“Notice 211”) provides that direct general insurers shall only enter into contracts of insurance arranged by an insurance agent if the insurance agent is registered with the ARB. The General Insurance Agents’ Registration Regulations 2024 (“GIARR”) provides the framework and procedures for the registration of general insurance agents with the ARB pursuant to the mandatory registration and other requirements of Notice 211. The ARB is the central body for registering insurance agents and the sanctioning body for the insurance agents in respect of any breach of the GIARR or misconduct under the purview of the ARB.

Under the GIARR, any person who wishes to be registered with the ARB pursuant to the mandatory requirements of Notice 211 must submit an application through an insurer who is licensed by the MAS to carry on general insurance business under the SIA and is a member of the General Insurance Association of Singapore (“GIA”), to the Registrar for registration.

The ARB may then register an applicant if it is satisfied that the applicant has satisfied the mandatory requirements of the SIA (particularly Part IIB on Insurance Intermediaries), Notice 211, the GIARR, including the Fit and Proper Criteria, and other requirements that may be imposed by the ARB.

The mandatory requirements of the SIA include that under section 64 of the SIA where an insurance agent must not arrange, or hold itself out as entitled to arrange, a contract of insurance as agent for a licensed insurer unless a written agreement between the insurance agent and the insurer authorizes the insurance agent to arrange a contract of insurance as agent for that insurer. Contravention is an offence and one shall be liable on conviction to a fine not exceeding SGD25,000 or to imprisonment for a term not exceeding 12 months or to both and, in the case of a continuing offence, to a further fine not exceeding SGD2,500 for every day or part of a day during which the offence continues after conviction.

Section 67 of the SIA prohibits an insurance intermediary (which includes an insurance agent) from inviting any person to make an offer or proposal to enter into a contract of insurance without disclosing to the person all material information, including the name of the licensed insurer, the insurance intermediary’s relationship with the licensed insurer, the premium charged by the licensed insurer; and such other information as the MAS may prescribe or specify in directions. Contravention amounts to an offence, and one shall be liable on conviction to a fine not exceeding SGD25,000 or to imprisonment for a term not exceeding 12 months or to both.

Section 69 of the SIA provides that an insurance intermediary (which includes an insurance agent) must not:

(a)     With intent to deceive, make a false or misleading statement as to any amount that would be payable in respect of a proposed contract of insurance, or the effect of any provision of a contract of insurance or a proposed contract of insurance.

(b)    In relation to a proposed contract of insurance, with intent to deceive, write on a form, being a form that is given or sent to an insurer, any matter that is material to the contract and is false or misleading in a material particular; omit to disclose to the insurer any matter that is material to the proposed contract; advise or induce the intending insured to write on a form that is given or sent to an insurer, any matter that is false or misleading in a material particular; or advise or induce the intending insured to omit to disclose to the insurer any matter that is material to the proposed contract.

(c)     In relation to a claim under a contract of insurance, fill up, in whole or in part, a form, being a form that is given or sent to an insurer, in such a way that the form is false or misleading in a material particular; omit to disclose to the insurer any matter that is material to the claim; induce the insured to fill up, in whole or in part, a form, being a form that is given or sent to the insurer, in such a way that the form is false or misleading in a material particular; or advise or induce the insured to omit to disclose to the insurer any matter that is material to the claim.

Contravention of any of the above listed subsections of section 69 of the SIA is an offence and one shall be liable on conviction to a fine not exceeding SGD50,000 or to imprisonment for a term not exceeding 12 months or to both, even if a contract of insurance does not come into being.

Section 70 of the SIA provides that an insurance agents can only act for licensed insurers in Singapore. Contravention is an offence, and one shall be liable on conviction to a fine not exceeding SGD25,000 or to imprisonment for a term not exceeding 3 years or to both.

As mentioned above, the ARB is the sanctioning body for the insurance agents in respect of any breach of the GIARR or misconduct under the purview of the ARB. Regulation 13 of the GIARR provides for circumstances that the ARB may cancel an insurance agent’s registration. This includes, amongst others, registration obtained by false or misleading statement, non-disclosure of material fact or by fraud, conflict of interest, conviction of an offence and conduct unbefitting of an agent.

Regulation 14 of the GIARR provides that ARB has the power to cancel a registration of an insurance agent, suspend the registration of an insurance agent, or a reprimand for any insurance agent who acts in contravention of or has not complied with any of the rules, regulations, guidelines and directives made and/or issued by GIA or the ARB from time to time, including the GIARR, the Code of Practice, the mandatory requirements of the SIA (particularly Part IIB on Insurance Intermediaries) and Notice 211.

Hong Kong

Hong Kong’s Insurance Ordinance (Chapter 41 of the Laws of Hong Kong) (“IO”) stipulates that the Insurance Authority (the “HKIA”) is the sole regulator to license and supervise all insurance intermediaries in Hong Kong. The HKIA is responsible for supervising insurance intermediaries’ compliance with the provisions of the IO, and the relevant regulations, rules, codes and guidelines issued by the HKIA.

The regulatory regime for insurance intermediaries is activity-based. Under section 64G of the IO, a person must not carry on a regulated activity, or must not hold out that the person is carrying on a regulated activity, in the course of business or employment, or for reward unless the person holds an appropriate type of insurance intermediary license or is exempt under the IO. A person who, without reasonable excuse, contravenes section 64G commits an offense and is liable:

(a)    on conviction on indictment to a fine of HKD1,000,000 and to imprisonment for 2 years and, in the case of a continuing offense, to a further fine of HKD20,000 for each day during which the offense continues; or

(b)    on summary conviction to a fine at level 6 (i.e. HKD100,000) and to imprisonment for 6 months and, in the case of a continuing offense, to a further fine of HKD2,000 for each day during which the offense continues.

Under section 3A(a) of the IO, a person carries on a regulated activity if the person does any of the following acts (Part 1 of Schedule 1A to the IO):

(a)     the act of negotiating or arranging a contract of insurance;

(b)    the act of inviting or inducing, or attempting to invite or induce, a person to enter into a contract of insurance;

(c)     the act of inviting or inducing, or attempting to invite or induce, a person to make a material decision; or

(d)    the act of giving regulated advice.

Licensed insurance agency, as a type of licensed insurance intermediaries, is a sole proprietor, partnership or company who is granted a license under section 64U of the IO to carry on regulated activities in one or more lines of business, as an agent of any authorized insurer.

Under section 64ZE of the IO, a licensed insurance agency should appoint a fit and proper person to discharge his or her responsibilities as a responsible officer of the insurance agency, and should provide sufficient resources and support to the person for discharging his or her responsibilities. Prior approval of the HKIA is required for appointment of the responsible officer.

Under section 64I of the IO and the Insurance (Maximum Number of Authorized Insurers) Rules (Chapter 41K of the Laws of Hong Kong), a person must not, at any time, be appointed as a licensed insurance agency or licensed individual insurance agent in carrying on a regulated activity for more than 4 authorized insurers, of which no more than 2 can be insurers authorized to carry on long term business.

Under section 90 of the IO, when carrying on a regulated activity, a licensed insurance intermediary:

(a)     must act honestly, fairly, in the best interests of the policy holder concerned or the potential policy holder concerned, and with integrity;

(b)    must exercise a level of care, skill and diligence that may reasonably be expected of a prudent person who is carrying on the regulated activity;

(c)     may advise only on matters for which the intermediary is competent to advise;

(d)    must have regard to the particular circumstances of the policy holder or the potential policy holder that are necessary for ensuring that the regulated activity is appropriate to the policy holder or the potential policy holder;

(e)     must make the disclosure of information to the policy holder or the potential policy holder that is necessary for the policy holder or the potential policy holder to be sufficiently informed for the purpose of making any material decision;

(f)     must use its best endeavors to avoid a conflict between the interests of the intermediary and the interests of the policy holder or the potential policy holder;

(g)    must disclose any conflict mentioned in paragraph (f) to the policy holder or the potential policy holder;

(h)    must ensure that the assets of the policy holder or the potential policy holder are promptly and properly accounted for; and

(i)     must comply with other requirements that are prescribed by rules made under sections 94 (rules on conduct requirements for licensed insurance intermediaries) and 129 (rules made by the IA).

Other than complying with the statutory conduct requirements set out in section 90 of the IO, licensed insurance intermediaries are required to comply with relevant requirements set out in the codes of conduct issued under the IO, i.e., the Code of Conduct for Licensed Insurance Agents (“CCLIA”) for licensed insurance agents. The CCLIA is issued and published by the IA pursuant to section 95 of IO.

The CCLIA sets out a series of general principles and their corresponding standards and practices which the IA believes to be fundamental principles of conduct which licensed insurance agents should adopt and follow when carrying on regulated activities:

(a)     Honesty and Integrity: a licensed insurance agent should act honestly, ethically and with integrity.

(b)    Acting Fairly and in the Client’s Best Interests: a licensed insurance agent should always treat clients fairly and act in their best interests.

(c)     Exercising Care, Skill and Diligence: a licensed insurance agent should act with due care, skill and diligence.

(d)    Competence to Advise: a licensed insurance agent should possess appropriate levels of professional knowledge and experience and only carry on regulated activities in respect of which the agent has the required competence.

(e)     Disclosure of Information: a licensed insurance agent should provide clients with accurate and adequate information to enable them to make informed decisions.

(f)     Suitability of Advice: a licensed insurance agent’s regulated advice should be suitable for the client taking into account the client’s circumstances.

(g)    Conflicts of Interest: a licensed insurance agent should use best endeavors to avoid conflicts of interests and when such conflicts cannot be avoided, the agent should manage them with appropriate disclosure to ensure clients are treated fairly at all times.

(h)    Client Assets: a licensed insurance agent should have sufficient safeguards in place to protect client assets received by the agent or which are in the agent’s possession.

Labor and Employment

Singapore

The primary legislation governing employment matters in Singapore is the Employment Act 1968 of Singapore (“Singapore Employment Act”) which covers all employees, including workmen and persons employed in a managerial or executive position but excluding seamen, domestic workers and government employees (who are separately covered under other legislation). The Singapore Employment Act also covers both locals (namely, Singapore citizens and Singapore permanent residents) and foreigners and does not distinguish between a temporary employee, contract employee, daily-rated employee or employee on tenured employment.

In addition, other legislations concerning employment and immigration-related issues in Singapore include the following: (a) Central Provident Fund Act 1953; (b) Child Development Co-Savings Act 2001; (c) Employment of Foreign Manpower Act 1990; (d) Industrial Relations Act 1960; (e) Retirement and Re-employment Act 1993; (f) Work Injury Compensation Act 2019; (g) Workplace Safety and Health Act 2006; and (h) Employment (Part-Time Employees) Regulations 1996.

The failure to comply with such laws and regulations as described above can result in the imposition of significant civil and/or criminal penalties, private litigation and/or investigation by the authorities.

Further, Singapore employment law is supplemented by tripartite guidelines and advisories issued by the tripartite partners comprising the Ministry of Manpower, the Singapore National Employers Federation and the National Trades Union Congress. Such guidelines and advisories include the following: (a) Tripartite Guidelines on Wrongful Dismissal; (b) Tripartite Guidelines on Fair Employment Practices; (c) Tripartite Guidelines on Re-employment of Older Employees; (d) Tripartite Guidelines on Mandatory Retrenchment Notifications; and (e) Tripartite Advisory on Managing Excess Manpower and Responsible Retrenchment.

While tripartite guidelines and advisories do not constitute legislation, the Ministry of Manpower can take, and frequently takes, administrative action against employers who do not comply with such guidelines and advisories, such as curtailing their work pass privileges (which prevents them from applying for new work passes, and renewing existing work passes, on behalf of their foreign employees for a specified period of time).

Hong Kong

In Hong Kong, the Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (“OSHO”) provides for the safety and health protection to employees in workplace, both industrial and non-industrial. Under section 6 of the OSHO, every employer must, so far as reasonably practicable, ensure the safety and health at work of all the employer’s employees by:

(a)     providing and maintaining plant and systems of work that are safe and without risks to health;

(b)    making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant and substances;

(c)     providing information, instruction, training and supervision as may be necessary to ensure the safety and health at work of the employees;

(d)    as regards any workplace under the employer’s control, maintaining the workplace in a condition that is safe and without risks to health or providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and

(e)     providing or maintaining a working environment for the employees that is safe and without risks to health.

Failure to comply with the above provisions constitutes an offense and the employer is liable on conviction to a fine of HKD200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offense and is liable on conviction to a fine of HKD200,000 and to imprisonment for six months.

The Commissioner for Labour may serve an improvement notice on an employer against contravention of the OSHO, or a suspension notice against activity or condition or use of workplace or of any plant or substance located on the workplace which may create an imminent risk of death or serious bodily injury to the employees. Failure to comply with a requirement of an improvement notice or contravenes a suspension notice without reasonable excuse constitutes an offense and the employer is liable on conviction to a fine of HKD200,000 and HKD500,000, respectively, and to imprisonment for 12 months.

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (“OLO”) regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The OLO imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”) regulates the general conditions of employment and matters connected therein in Hong Kong. It provides for various employment-related benefits and entitlements to employees. All employees covered by the EO, irrespective of their hours of work, are entitled to protection including payment of wages, restrictions on wages deductions and the granting of statutory holidays. Employees who are employed under a continuous contract are further entitled to such benefits as rest days, paid annual leave, sickness allowance, severance payment and long service payment.

The Employee’s Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or deaths caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases. Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 40 of the ECO, all employers are required to take out insurance policy to cover their liabilities both under the ECO and at common law for injuries at work in respect of all employees (including full-time and part-time employees) for an amount not less than the applicable amount specified under the ECO.

An employer who fails to comply with the ECO to secure an insurance cover is liable on conviction upon indictment to a fine at level 6 (currently at HKD100,000) and to imprisonment for two years, and on summary conviction to a fine at level 6 (currently at HKD100,000) and to imprisonment for one year.

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”) provides for a prescribed minimum hourly wage rate (currently set at HKD40 per hour) during the wage period for every employee engaged under a contract of employment under the EO (except those specified under section 7 of the MWO). A provision of a contract of employment that purports to extinguish or reduce any right, benefit or protection conferred on the employee by the MWO is void.

The Mandatory Provident Fund Scheme Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”) provides for, inter alia, the establishment of a system of privately managed, employment related mandatory provident fund schemes for members of the workforce to accrue financial benefits for retirement. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the mandatory provident fund scheme. Currently, the minimum and maximum relevant income levels for employees who are paid monthly are HKD7,100 and HKD30,000 respectively. Further, employers are obliged to enroll their employees aged 18 to 65 to a Mandatory Provident Fund Scheme within 60 days of his or her employment.

Japan

The primary source of employment law in Japan is the Labor Standards Act (“Japan Labor Standards Act”), which stipulates the minimum standards for working conditions, including wages, working hours and workplace safety regulations. Employers are required under the Japan Labor Standards Act to execute written labor contracts with employees, specifying key terms of employment, such as wages, working hours, place of work, work responsibilities and conditions for termination. The Japan Labor Standards Act mainly governs employer-employee relationships. Independent contractors, self-employed persons who enter into outsourcing contracts with a company, and certain executive-level personnel (such as board members and other senior officers who can work at their own discretion) are not considered employees for the purposes of the Japan Labor Standards Act and are not protected thereunder.

Under the Japan Labor Standards Act, the working hours of employees, in principle, cannot exceed statutory working hours (being 40 hours per week or eight hours per day, excluding breaks), unless a labor management agreement regarding overtime and holiday work (commonly referred to as a “36 Agreement”) has been concluded and submitted to the relevant Japan Labor Standards Inspection Office. Any hours worked in excess of the statutory working hours are considered overtime. Even with a 36 Agreement in place, it limits the amount of overtime that employees may work to, in principle, 45 hours per month, with the total amount of overtime per year not exceeding 360 hours, unless there are special clauses in the 36 Agreement that permit overtime beyond these limits in extraordinary situations.

Another source of employment law in Japan is the Labor Contracts Act (“Japan Labor Contracts Act”) which supplements the Japan Labor Standards Act by defining the rights and obligations of employers and employees under labor contracts. The purpose of the Japan Labor Contracts Act is to contribute to the stability of individual labor relationships while protecting workers by ensuring that working conditions are determined reasonably through voluntary negotiation between employers and employees. The Japan Labor Contracts Act also provides protection against unfair dismissal, requiring that any dismissal be based on objectively reasonable grounds.

Japan has a comprehensive social insurance system covering several mandatory schemes that are designed to protect workers and residents from various risks such as illness, unemployment and disability. Social insurance in Japan is primarily comprised of health, pension, workers’ accident compensation and unemployment. Social insurance premiums for pension and health insurance are typically deducted from a salaried worker’s monthly salary and are calculated as a percentage of the worker’s standard salary. Employers are also responsible for making regular contributions to these social insurance schemes, and failure to do so may result in penalties.

The Health Insurance Act (“JHIA”) establishes a framework that provides health insurance benefits to workers and their dependents for sickness, injury or death other than employment injuries or childbirth, thereby contributing to the stability of lives and the improvement of welfare of the people. Under the JHIA, employers are required to enroll their employees in a health insurance scheme that covers medical expenses for both the employee and their dependents.

The Employees’ Pension Insurance Act (“JPIA”) provides insurance benefits for workers’ old-age, disability and death, contributing to stabilizing the livelihoods and improving the welfare of workers and their surviving family. The JPIA mandates that employers contribute to the employee pension system, which provides retirement, disability and survivor benefits to employees. It also outlines the administration of pension insurance, the status and rights of insured individuals and the calculation of benefits.

The Industrial Accident Compensation Insurance Act (“JIACA”) provides for industrial accident compensation insurance to protect workers who are injured, fall ill or are disabled, or die, in a prompt and fair manner, which are caused in the course of their duties or while commuting to or from work. The JIACA also aims to promote the social reintegration of workers into society who are injured or fall ill in the course of their duties or while commuting to or from work, in order to provide support to those workers and their surviving family members and secure the safety and health of workers, thereby contributing to the promotion of their welfare. Under the JIACA, employers are required to insure their employees against work-related injuries or illnesses, providing compensation and benefits in case of accidents or occupational hazards.

In addition, the Employment Insurance Act (“JEIA”) aims to stabilize the standard of living and employment of workers by providing necessary benefits to workers who are unemployed, having difficulty continuing employment, or receiving job-related educational training. It also facilitates their job-seeking activities, prevents unemployment, rectifies the employment situation, increases employment opportunities, develops and improves the capacity of workers, and promotes their welfare, thereby contributing to their employment security. The JEIA requires employers to contribute to a fund that provides financial assistance to employees who lose their jobs.

Taiwan

The primary labor laws in Taiwan are governed by the Labor Standards Act (“Taiwan Labor Standards Act”), which was last amended in July 2024. The Taiwan Labor Standards Act regulates various aspects of employment, including salary, working hours, break periods, holidays, leave, overtime and termination of employment. The terms and conditions agreed upon between an employer and an employee must meet or exceed the minimum standards set forth by the Taiwan Labor Standards Act. Any agreement that offers less favorable terms than those specified in the Taiwan Labor Standards Act is considered null and void and will be replaced by the corresponding provisions under the Taiwan Labor Standards Act.

Violations of the Taiwan Labor Standards Act can lead to fines and other administrative penalties, and serious breaches may result in criminal liabilities. Employers are thus required to adhere strictly to the regulations to ensure compliance and avoid legal repercussions.

Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers upon the completion of this offering.

Directors and Executive Officers	Age	Position/Title
Ethan Lin	38	Director, Chief Executive Officer, Co-Founder
Eric Gnock Fah	38	Director, President, Co-Founder
Bernie Xiong	39	Director, Chief Technology Officer, Co-Founder
Shang Chuang	43	Director, Chief Financial Officer
Wilfred Fan	53	Chief Commercial Officer
David Liu	41	Chief Customer Experience Officer
Vincent Ng	43	General Counsel and Head of Public Affairs
Cary Shek	44	Vice President, People & Culture

Ethan Lin is one of our co-founders and currently serves as our Director and Chief Executive Officer. Prior to co-founding our company, Mr. Lin worked in the Investment Banking Division of Standard Chartered from May 2011 to May 2014 and the Investment Banking Division at Citi from June 2008 to May 2011. Mr. Lin received his Bachelor’s degree from Syracuse University.

Eric Gnock Fah is one of our co-founders and currently serves as our Director and President. Prior to co-founding our company, he worked as an investor at Atlantis Investment Management from January 2011 to December 2013 and worked in the Investment Banking Division at Morgan Stanley from June 2008 to October 2010. Mr. Gnock Fah received his Bachelor’s degree from Franklin & Marshall College.

Bernie Xiong is one of our co-founders and currently serves as our Director and Chief Technology Officer. Prior to co-founding our company, he worked at MPayMe, a mobile payment company, from April 2013 to May 2014 as a software engineer. He also worked at the Hong Kong Applied Science and Technology Research Institute from July 2010 to March 2013. Mr. Xiong received his Master’s degree from the City University of Hong Kong and Bachelor’s degree from Wuhan University.

Shang Chuang joined us in December 2019 and currently serves as our Director and Chief Financial Officer. Prior to joining us, Mr. Chuang worked at Noah Holdings Limited (NYSE: NOAH) from March 2011 to November 2019, serving in roles including Chief Financial Officer, and Chief Executive Officer of Noah Hong Kong. He previously worked at Bank of America Merrill Lynch in the Investment Banking Division and Asia Private Equity Division from July 2003 to February 2011. Mr. Chuang received his Bachelor’s degree from Stern School of Business at New York University.

Wilfred Fan joined us in November 2018 and currently serves as our Chief Commercial Officer. Prior to joining us, Mr. Fan worked at Agoda from 2003 to 2018 as one of the founding team members, and last served in the role of Vice President Global Partnership. Mr. Fan received his Bachelor’s degree from Boston University and his Master of Business Administration from the University of Colorado Boulder. Mr. Fan also holds a diploma from Les Roches International School of Hotel Management in Bluche, Switzerland.

David Liu joined us in July 2016 and currently serves as our Chief Customer Experience Officer. He previously served as our Chief Product Officer. Prior to joining us, Mr. Liu worked at Yahoo! from September 2013 to April 2016, and Tencent (HKEX: 0700) from July 2007 to September 2013, serving in roles in product management and e-commerce operations. Mr. Liu received his Master’s degree from the Chinese University of Hong Kong.

Vincent Ng joined us in February 2018 and currently serves as our General Counsel and Head of Public Affairs. Prior to joining us, Mr. Ng worked as a counsel at Hyatt Hotels Corporation (NYSE: H) from June 2015 to January 2018, and at Deutsche Bank from September 2010 to May 2015. He also worked as an associate at Freshfields from September 2006 to September 2010. Mr. Ng received his Bachelor of Arts from the University of Oxford.

Cary Shek joined us in July 2018 and currently serves as our Vice President, People & Culture. Prior to joining us, Ms. Shek served as Director of People & Culture at Publicis Communications Hong Kong of Publicis Groupe (EURONEXT: PUB) from November 2015 to July 2018. Previously, Ms. Shek was Head of Human Resources

& Administration at Travelzoo Asia Pacific (NASDAQ: TZOO) from September 2007 to March 2013. Ms Shek received a Bachelor’s degree from The University of Hong Kong and a Master’s degree from The Hong Kong Polytechnic University.

Employment Agreements and Indemnification Agreements

We [have entered into] employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain noncompetition and non-solicitation restrictions during the term of his or her employment and for a certain period following the last date of employment.

We [have also entered into] indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

Our board of directors will consist of            directors, including            independent directors, namely            , upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to the listing rules of NYSE and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately and adopt a charter for each of the three committees upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We intend to establish these committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee will consist of             and is chaired by            . We have determined that             satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that            qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•        reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        at least annually, reviewing and reassessing the adequacy of the committee charter;

•        approving annual audit plans and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board.

Compensation Committee.

Our compensation committee will consist of            and is chaired by            . [We have determined that            satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        overseeing the development and implementation of compensation programs in consultation with our management;

•        at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•        at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•        at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•        reviewing executive officer and director indemnification and insurance matters;

•        overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•        at least annually, reviewing and reassessing the adequacy of the committee charter;

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•        reporting regularly to the board.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist of             and is chaired by            . We have determined that            satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•        developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NYSE rules, or otherwise considered desirable and appropriate;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        at least annually, reviewing and reassessing the adequacy of the committee charter;

•        developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from [three] consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to the [sixteenth] amended and restated memorandum and articles of association or to any separate requirement for audit committee approval under applicable law or applicable NYSE rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, cash compensation to our directors and executive officers was US$2.3 million. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers with respect to the fiscal year ended December 31, 2024 was US$0.1 million. We also granted share awards under our share incentive plan to our directors and executive officers. For details, see “— Share Incentive Plans.”

Share Incentive Plans

2015 Stock Incentive Plan

Our board of directors and members approved a share incentive plan in December 2015, as amended from time to time, which we refer to as the Amended and Restated 2015 Stock Incentive Plan, or 2015 Plan, to attract, motivate, retain and reward certain employees, directors and consultants and to further incentivize the award recipients to exert maximum efforts for the success of our company for promotion of sustainable innovation and rapid growth.

Under the 2015 Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, will not exceed 500,000 ordinary shares, before adjustment for share splits and other modifications, which have been reserved for issuance pursuant to the 2015 Plan accordingly. As of June 30, 2025, all of the shares available for issuance pursuant to the 2015 Plan had been granted and 120,000 ordinary shares remained outstanding, excluding equity awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs summarize the key terms of the 2015 Plan.

Types of Awards.    The 2015 Plan permits the awards of options, share appreciation rights, dividend equivalent rights, restricted shares, restricted share units and other right or benefit under the 2015 Plan.

Plan Administration.    The 2015 Plan shall be administered by the board of directors, or a committee appointed by the board of directors to act as the administrator. Subject to the 2015 Plan, the administrator shall have the authority to determine, among other things, the grantee to receive awards, the type and number of awards to be granted to each grantee, the terms and conditions of each award, and to construe and interpret the terms of the 2015 Plan and each award.

Eligibility.    Equity awards authorized under the 2015 Plan shall be granted to employees, directors and consultants.

Conditions of Award.    The administrator shall determine the terms and conditions of each award including, among others, the vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of each award, payment contingencies and satisfaction of any performance criteria.

Transfer Restrictions.    Subject to the applicable laws, awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, only to the extent and in the manner approved by the administrator.

Amendment and Termination.    The administrator may at any time amend, suspend or terminate the 2015 Plan, and unless otherwise determined by the administrator in good faith, the suspension or termination of the 2015 Plan shall not materially adversely affect any rights under awards already granted to a grantee.

Term.    Unless terminated earlier, the 2015 Plan has a term of ten years.

Amended and Restated 2016 Stock Incentive Plan

Our board of directors and members approved a share incentive plan in December 2016, as amended from time to time, which we refer to as the Amended and Restated 2016 Stock Incentive Plan, or 2016 Plan, to attract, motivate, retain and reward certain employees, directors and consultants and to further incentivize the award recipients to exert maximum efforts for the success of our company for promotion of sustainable innovation and rapid growth.

Under the 2016 Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, will not exceed 47,783,581 shares, which have been reserved for issuance pursuant to the 2016 Plan accordingly. As of June 30, 2025, equity awards to purchase 11,564,851 ordinary shares under the 2016 Plan had been granted and remained outstanding, excluding equity awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs summarize the key terms of the 2016 Plan.

Types of Awards.    The 2016 Plan permits the awards of option, share appreciation right, dividend equivalent right, restricted share, restricted share unit and other right or benefit under the 2016 Plan.

Plan Administration.    The 2016 Plan shall be administered by the board of directors, or a committee appointed by the board of directors to act as the administrator. Subject to the 2016 Plan, the administrator shall have the authority to determine, among other things, the grantee to receive awards, the type and number of awards to be granted to each grantee, the terms and conditions of each award, and to construe and interpret the terms of the 2016 Plan and each award.

Eligibility.    Equity awards authorized under the 2016 Plan shall be granted to employees, directors and consultants.

Conditions of Award.    The administrator shall determine the terms and conditions of each award including, among others, the vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of each award, payment contingencies and satisfaction of any performance criteria.

Transfer Restrictions.    Subject to the applicable laws, awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, only to the extent and in the manner approved by the administrator.

Amendment and Termination.    The administrator may at any time amend, suspend or terminate the 2016 Plan, and unless otherwise determined by the administrator in good faith, the suspension or termination of the 2016 Plan shall not materially adversely affect any rights under awards already granted to a grantee.

Term.    Unless terminated earlier, the 2016 Plan has a term of ten years.

We collectively refer to the 2015 Plan and 2016 Plan as the Share Incentive Plans.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Equity Awards Granted	Exercise Price or Purchase Price (US$/Share)		Date of Grant	Date of Expiration
Ethan Lin	*	US$	0.10	February 29, 2024	March 1, 2034
Eric Gnock Fah	*	US$	0.10	February 29, 2024	March 1, 2034
Bernie Xiong	*	US$	0.10	February 29, 2024	March 1, 2034
Shang Chuang	*	US$	0.10	February 29, 2024	March 1, 2034
	*	US$	0.10	February 28, 2025	March 1, 2035
	*	US$	0.10	August 31, 2025	August 31, 2035
Wilfred Fan	*	US$	0.10	February 29, 2024	March 1, 2034
	*	US$	0.10	February 28, 2025	February 28, 2035
David Liu	*	US$	0.10	February 29, 2024	March 1, 2034
	*	US$	0.10	February 28, 2025	February 28, 2035
Vincent Ng	*	US$	0.10	February 29, 2024	March 1, 2034
	*	US$	0.10	February 28, 2025	February 28, 2035
	*	US$	0.10	August 31, 2025	August 31, 2035
Cary Shek	*	US$	0.10	February 29, 2024	March 1, 2034
	*	US$	0.10	February 28, 2025	February 28, 2035
All directors and executive officers as a group	*		N/A	N/A	N/A

____________

*        The shares held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

As of June 30, 2025, our employees and other qualified individuals other than our directors and executive officers as a group held equity awards to purchase a total of 10,452,811 ordinary shares under the Share Incentive Plans.

For discussions of our accounting policies and estimates for awards granted pursuant to the Share Incentive Plans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates.”

Principal Shareholders

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our outstanding Series Seed preferred shares, Series A preferred shares, Series B-1 preferred shares, Series B-2 preferred shares, Series B-3 preferred shares, Series C preferred shares, Series D preferred shares, Series D+ preferred shares, Series E preferred shares and Series E+ preferred shares into ordinary shares on a one-to-one basis, by:

•        each of our directors and executive officers; and

•        each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 387,356,713 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and            ordinary shares outstanding immediately after the completion of this offering; including:

(i)     ordinary shares represented by ADSs to be sold by us in this offering (assuming the underwriters do not exercise their over-allotment option); and

(ii)    ordinary shares to be converted from our outstanding preferred shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Offering Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%**	Number	%	%***
Directors and Executive Officers: †
Ethan Lin(1)	86,027,688	22.2
Eric Gnock Fah	4,140,000	1.1
Bernie Xiong	*	*
Shang Chuang	*	*
Wilfred Fan	*	*
David Liu	*	*
Vincent Ng	*	*
Cary Shek	*	*
All directors and executive officers as a group	90,602,188	23.3

Principal Shareholders:
EEB Capital Limited(1)	64,203,700	16.6
Investment funds affiliated with HSG(2)	60,124,302	15.5
MPC entities(3)	47,840,406	12.4
Softbank entity(4)	43,094,840	11.1
Knight Taano entity(5)	22,668,641	5.9

____________

*        Less than 1% of our total outstanding shares on an as-converted basis.

**      For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number that takes account of (i) 387,356,713, being the number of ordinary shares outstanding on an as-converted basis as of the date of this prospectus and (ii) the number of ordinary shares underlying equity awards held by such person or group that are exercisable within 60 days after the date of this prospectus.

***    For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†        The business addresses of our directors and executive officers are 71 Robinson Road, #06-03, 71 Robinson, Singapore and 24F, Kinwick Centre, 32 Hollywood Road, Central, Hong Kong.

(1)      Includes (i) 64,203,700 ordinary shares held of record by EEB Capital Limited, a company incorporated under the laws of the British Virgin Islands, (ii) 4,000,000 ordinary shares held of record by Venus Alpha Holdings Limited, a company incorporated under the laws of the British Virgin Islands, (iii) 150,000 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days and (iv) 17,673,988 ordinary shares held of record by ARK Trust (Hong Kong) Limited. EEB Capital Limited is owned by Mr. Ethan Lin, Mr. Eric Gnock Fah and Mr. Bernie Xiong, each holding 41.7%, 38.9% and 19.4% of EEB Capital Limited’s shares, respectively. Mr. Ethan Lin may be deemed to have the power to voting and disposition of the 64,203,700 ordinary shares held by EEB Capital Limited pursuant to the Memorandum and Articles of Association of EEB Capital Limited. Mr. Ethan Lin disclaims beneficial ownership of all of our ordinary shares held by EEB Capital Limited except to the extent of his pecuniary interest therein. Venus Alpha Holdings is beneficially owned and controlled by Mr. Ethan Lin, who is the sole director of Venus Alpha Holdings. The registered address of Venus Alpha Holdings is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, BG1110, British Virgin Islands. ARK Trust (Hong Kong) Limited is a share incentive holding trust established for the benefit of employees who have exercised share incentive awards. Mr. Ethan Lin, in his capacity as the trust administrator, holds voting and dispositive power over the shares held of record by ARK Trust (Hong Kong) Limited. Mr. Ethan Lin disclaims beneficial ownership of all of our ordinary shares held by ARK Trust (Hong Kong) Limited except to the extent of his pecuniary interest therein. The registered address of ARK Trust (Hong Kong) Limited is 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(2)      Represents (i) 28,056,480 Series B-3 preferred shares held by HSG Venture VI Holdco, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; (ii) 15,583,960 Series C preferred shares, 1,019,866 Series D+ preferred shares, 2,465,201 Series E preferred shares and 347,700 Series E+ preferred shares held by HSG Growth IV Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands.; and (iii) 12,651,095 Series D preferred shares held by HSG Growth IV 2018-E, L.P., an exempted limited partnership established under the laws of the Cayman Islands. The sole shareholder of HSG Venture VI Holdco, Ltd. is HongShan Capital Venture Fund VI, L.P. The general partner of HongShan Capital Venture Fund VI, L.P. is HSG Venture VI Management, L.P., whose general partner is HSG Holding Limited. The sole shareholder of HSG Growth IV Holdco A, Ltd. is HongShan Capital Growth Fund IV, L.P. The general partner of each of HongShan Capital Growth Fund IV, L.P. and HSG Growth IV 2018-E, L.P. is HSG Growth IV Management, L.P., whose general partner is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen. The registered address of each of HSG Venture VI Holdco, Ltd., HSG Growth IV Holdco A, Ltd. and HSG Growth IV 2018-E, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)      Represents (i) 13,037,980 Series A preferred shares, 9,263,060 Series B-2 preferred shares, 7,545,760 Series B-3 preferred shares, 6,233,580 Series C preferred shares, 3,795,329 Series D preferred shares, 1,019,866 Series D+ preferred shares and 493,040 Series E preferred shares held by MPC III HK Limited, a Hong Kong company and (ii) 4,587,569 ordinary shares, 1,720 Series Seed preferred shares, 1,428,570 Series A preferred shares, 21,750 Series C preferred shares, 12,651 Series D preferred shares, 5,099 Series D+ preferred shares and 394,432 Series E preferred shares held by MPC VII PTE. LTD., a Singapore company. MPC III HK Limited is 90.00% held by MPC III L.P. and 10.00% held by MPC III-A L.P. Each of MPC III L.P. and MPC III-A L.P. is an exempted limited partnership organized and existing under the laws of the Cayman Islands. The general partner of both MPC III L.P. and MPC III-A L.P. is MPC Management III L.P., whose general partner is MPC GPGP III Ltd. David Su is the controlling shareholder of MPC GPGP III Ltd. MPC VII Pte. Ltd. is 93.97% held by MPC VII L.P. and 6.03% held by MPC VII-A L.P. Each of MPC VII L.P. and MPC VII-A L.P. is an exempted limited partnership organized and existing under the laws of the Cayman Islands. The general partner of both MPC VII L.P. and MPC VII-A L.P. is MPC Management VII L.P., whose general partner is MPC GPGP VII Ltd. David Su is the controlling shareholder of MPC GPGP VII Ltd. The business address of MPC III HK Limited is Unit 6690, 66/F, The Center, 99 Queen’s Road Central, Central, Hong Kong. The business address of MPC VII PTE. LTD. is 7 Straits View, #12-00 Marina One East Tower, 018936, Singapore.

(4)      Consists of 40,794,642 Series D+ preferred shares and 2,300,198 Series E preferred shares held by SVF Travel (Singapore) Pte. Ltd. (“SVF”). SoftBank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole member of SVF Holdings (Singapore) Pte. Ltd., which is sole member of SVF. SB Investment Advisers (UK) Limited (“SBIA UK”), has been appointed as alternative investment fund manager (“AIFM”) of SVF. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF’s investments. Voting and investment determinations with respect to the securities held of record by SVF are made by the board of directors of SBIA UK, which consists of Alex Clavel, Mark Agne, Navneet Govil, Lidia Cepuch and Michelle Aylott. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by SVF. Each of them disclaims any such beneficial ownership. The business address of SVF Travel (Singapore) Pte. Ltd. is 138 Market Street, #27-01A, Capitagreen, Singapore 048946.

(5)      Represents (i) 22,464,623 Series E+ preferred shares held by Knight Taano Pte. Ltd., a Singapore company and (ii) 204,018 Series E+ preferred shares held by Mariano Dima Advisory Ltd., a United Kingdom company. Knight Taano Pte. Ltd. (“Knight Taano”) is wholly owned by Vitruvian Investment Partnership V (“VIP V”). VIP V is a fund managed by Vitruvian Partners LLP (collectively, the “Vitruvian Group”). Knight Taano is empowered to exercise voting and investment power over the Series E+ preferred shares held by Mariano Dima Advisory Ltd. pursuant to a power of attorney. As a result, the Vitruvian Group may be deemed to have beneficial ownership of the Series E+ preferred shares referred to in limbs (i) and (ii) above. The address for VIP V is 21, rue Philippe II, L-2340 Luxembourg, Grand Duchy of Luxembourg.

To the knowledge of our company, as of the date of this prospectus, we had 4,827,586 Series Seed preferred shares, 1,468,010 Series A preferred shares, 1,332,291 Series B-1 preferred shares, 1,262,218 Series B-3 preferred shares and 4,288,288 Series E+ preferred shares held by two record holders in the United States. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for historical changes in our shareholding structure.

Related-Party Transactions

Contractual Arrangements

See “Corporate History and Structure — Contractual Arrangements Among the VIEs, Their Respective Shareholders and Us.”

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Shareholders Agreement

See “Description of Share Capital — Shareholders Agreement.”

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

Share Incentives

See “Management — Share Incentive Plan.”

Other Related Party Transactions

None.

Description of Share Capital

We are in the process of redomiciling our holding company from the British Virgin Islands to the Cayman Islands and our affairs will be governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (as amended) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

Our share capital is divided into ordinary shares and preferred shares. In respect of all of our ordinary shares and preferred shares we have power insofar as is permitted by law and terms of issuance of such shares, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Act and the articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our memorandum and articles of association.

As of the date of this prospectus, our authorized share capital consists of US$500,000 divided into: (i) 3,000,373,520 ordinary shares with a par value of US$0.0001515 each, (ii) 13,318,909 Series Seed preferred shares with a par value of US$0.0001515 each, (iii) 22,786,580 Series A preferred shares with a par value of US$0.0001515 each, (iv) 2,931,040 Series B-1 preferred shares with a par value of US$0.000515 each, (v) 9,514,760 Series B-2 preferred shares with a par value of US$0.0001515 each, (vi) 38,379,120 Series B-3 preferred shares with a par value of US$0.0001515 each, (vii) 32,289,960 Series C preferred shares with a par value of US$0.0001515 each, (viii) 47,378,352 Series D preferred shares with a par value of US$0.0001515 each, (ix) 45,873,576 Series D+ preferred shares with a par value of US$0.0001515 each, (x) 50,275,615 Series E preferred shares with a par value of US$0.0001515 each and (xi) 37,063,368 Series E+ preferred shares with a par value of US$0.0001515 each. As of the date of this prospectus, there are 99,341,991 ordinary shares, 13,318,909 Series Seed preferred shares, 22,786,580 Series A preferred shares, 2,913,040 Series B-1 preferred shares, 9,514,760 Series B-2 preferred shares, 38,379,120 Series B-3 preferred shares, 32,289,960 Series C preferred shares, 47,378,352 Series D preferred shares, 45,873,576 Series D+ preferred shares, 37,949,731 Series E preferred shares and 37,063,368 Series E+ preferred shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be converted into ordinary shares on a one-for-one basis.

We plan to adopt a sixteenth amended and restated memorandum and articles of association, which will become effective and replace the current fifteenth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital upon completion of the offering will be US$            divided into            ordinary shares of a par value of US$            each. We will issue            ordinary shares represented by ADSs in this offering. All incentive shares, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General

Immediately prior to the completion of this offering, our authorized share capital is US$            divided into            ordinary shares, with a par value of US$0.0001515 each. Holders of ordinary shares will have the same rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights

Except as otherwise required by law, holders of ordinary shares shall, at all times, vote on all matters submitted to a vote by the members at any such general meeting. Each ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders shall be determined on a show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder or shareholders present in person or by proxy collectively holding at least ten percent (10%) of the voting rights of the shares entitled to attend and vote at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

General Meeting of Shareholders

A quorum required for a meeting of shareholders consists of shareholders holding not less than half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman of the board or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-tenth (1/10) of all votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) business days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•        the shares are free from any lien in favor of our company; and

•        a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen (14) days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by an ordinary resolution of our shareholders and subject always to the consent of the board. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our post-offering amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital, provided that the articles of association authorize this and, immediately following the date of which the payment out of capital is proposed to be made, it is able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not our company is being wound-up, be varied with the consent in writing of the holders of at least a majority of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares

Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions

Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•        authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue negotiable or bearer shares or shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our members, with the addition of, in the case of a company having a capital divided into shares, a statement of the shares held by each member, and the statement shall —

(i)     distinguish each share by its number (so long as the share has a number);

(ii)    confirm the amount paid, or agreed to be considered as paid on the shares of each member;

(iii)   confirm the number and category of shares held by each member;

(iv)   confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of our company, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger and consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires with respect to our company and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control our company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. Our post-offering amended and restated memorandum and articles of association provide that every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities, or discretions as a director or officer of our company, including, without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than ten percent (10%) of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) is made bankrupt or makes any arrangement or composition with his creditors; (ii) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (iii) resigns his office by notice in writing to our company; (iv) without consent of the other directors of our company, is absent from meetings of the directors for a continuous period of six months; (v) is prohibited by law from being a director; (vi) he only held office as a director for a fixed term and such term expires; (vii) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); (viii) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (ix) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of our company and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of at least a majority of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders

There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On May 27, 2024, we issued 400,000 ordinary shares to Fox Brook Investment Limited for a consideration of par value.

On August 4, 2022, October 21, 2022, September 18, 2023, January 22, 2024, December 18, 2024, March 25, 2025, and July24, 2025, we issued 170,315, 184,830, 3,613,424, 373,925, 451,653, 462,015, and 529,326 ordinary shares, respectively, to ARK Trust (Hong Kong) Limited, each for a consideration of par value.

Preferred Shares

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 113,983, 34,461, 47,496 and 238,937 Series D+ preferred shares, respectively, to SVF Travel (Singapore) Pte. Ltd, each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 3,873, 1,171, 1,614 and 8,119 Series D+ preferred shares, respectively, to TCV IX, L.P., each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 1,093, 330, 455 and 2,291 Series D+ preferred shares, respectively, to TCV IX (A), L.P., each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 207, 63, 86 and 434 Series D+ preferred shares, respectively, to TCV IX (B), L.P., each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 299, 90, 124 and 626 Series D+ preferred shares, respectively, to TCV Member Fund, L.P., each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 2,886, 873, 1,203 and 6,050 Series D+ preferred shares, respectively, to OurCrowd (Investment in KL) L.P., each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 78, 23, 32 and 163 Series D+ preferred shares, respectively, to OurCrowd International Investment III, L.P., each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 2,850, 862, 1,187 and 5,973 Series D+ preferred shares, respectively, to HSG Growth IV Holdco A, Ltd., each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 2,850, 862, 1,187 and 5,973 Series D+ preferred shares, respectively, to MPC III HK Limited (formerly Matrix Partners China III Hong Kong Limited), each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 5, 2, 2 and 10 Series D+ preferred shares, respectively, to Heman Shiu Hei Tsang, each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 9, 3, 4 and 19 Series D+ preferred shares, respectively, to Ho Horace Tsui, each for a consideration of par value.

On July 21, 2023, November 17, 2023 and January 22, 2024, we issued 14, 4 and 6 Series D+ preferred shares, respectively, to Jackie Au Yeung, each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 14, 4, 6 and 30 Series D+ preferred shares, respectively, to STEP EXPRESS LIMITED, each for a consideration of par value.

On July 21, 2023, November 17, 2023, January 22, 2024 and October 25, 2024, we issued 14, 4, 6 and 30 Series D+ preferred shares, respectively, to Wilfred Fan, each for a consideration of par value.

On October 25, 2024, we issued 30 Series D+ preferred shares to MPC VII Pte. Ltd. for a consideration of par value.

On July 21, 2023 and January 22, 2024, we issued 1,157,551 and 555,620 Series E+ preferred shares, respectively, to Bessemer Venture Partners XI L.P. for a consideration of US$4,993,748.92 and US$2,396,978.02, respectively.

On July 21, 2023 and January 22, 2024, we issued 1,739,949 and 835,168 Series E+ preferred shares, respectively, to Bessemer Venture Partners XI Institutional L.P. for a consideration of US$7,506,251.08 and US$3,602,964.86, respectively.

On July 21, 2023 and January 22, 2024, we issued 1,738,500 and 1,043,091 Series E+ preferred shares, respectively, to Chou (HK) Limited for a consideration of US$7,500,000 and US$4,499,957.16, respectively.

On July 21, 2023, we issued 1,622,600 Series E+ preferred shares to FINNOVENTURE PRIVATE EQUITYT RUST I for a consideration of US$7,000,000.

On July 21, 2023, we issued 811,300 Series E+ preferred shares to BEACON VENTURE CAPITAL COMPANY LIMITED for a consideration of US$3,500,000.

On July 21, 2023, we issued 811,300 Series E+ preferred shares to SMIC SG HOLDINGS PTE. LTD. for a consideration of US$3,500,000.

On July 21, 2023, we issued 347,700 Series E+ preferred shares to HSG Growth IV Holdco A, Ltd. for a consideration of US$1,500,00.

On November 17, 2023, we issued 382,466 Series E+ preferred shares to Atinum Growth Fund 2020 for a consideration of US$1,649,996.57.

On November 17, 2023, we issued 637,445 Series E+ preferred shares to Atinum Growth Fund 2023 for a consideration of US$2,750,001.47.

On November 17, 2023, we issued 1,205,350 Series E+ preferred shares to ORANGE CO-INVEST for a consideration of US$5,200,000.44.

On November 17, 2023, we issued 347,697 Series E+ preferred shares to OurCrowd Nominee Limited for a consideration of US$1,499,999.63.

On January 22, 2024, we issued 1,158,990 Series E+ preferred shares to KIP Southeast Asia Venture Fund I for a consideration of US$4,999,952.40.

On October 25, 2024, we issued 22,464,623 Series E+ preferred shares to Knight Taano Pte. Ltd. for a consideration of US$99,100,000.00.

On October 25, 2024, we issued 204,018 Series E+ preferred shares to Mariano Dima Advisory Ltd. for a consideration of US$900,000.00.

Each of our preferred shares shall automatically be converted into such number of ordinary shares upon the completion of this offering at the then effective Conversion Price (as defined below) applicable to such preferred share. The price at which ordinary shares shall be issuable upon conversion of such preferred shares (the “Conversion Price”) shall initially be the transfer price or subscription price (as the case may be) applicable to such preferred shares. Such Conversion Price shall be subject to adjustments.

Share-Based Awards

We have granted share-based awards to certain of our executive officers and employees. For details, see “Management — Share Incentive Plans.”

Shareholders Agreement

Our currently effective shareholders agreement was entered into on February 25, 2025, by and among us, our shareholders and certain other parties named therein.

The current shareholders agreement provides for certain special rights, including, among others, registration rights, preemptive rights, information and inspection rights, voting rights and drag-along rights, and contains provisions governing the board of directors and other corporate governance matters. Those special rights (except the registration rights as described below) will terminate upon the completion of this offering.

Registration Rights

Pursuant to the current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the current shareholders agreement.

Demand Registration Rights

At any time after the earlier of (i) forty-eight (48) months from October 25, 2024, or (ii) six months after the closing of this offering, holders holding ten percent (10%) or more of the then outstanding registrable securities may request in writing that we file a registration statement under the Securities Act covering the registration of the registrable securities. Upon receipt of such a request, we shall (i) give written notice of the proposed registration to all other holders within ten (10) business days and (ii) as soon as practicable, use our best efforts to effect the registration of the registrable securities and all such qualifications and compliances as specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within ten (10) business days after our delivery of written notice; provided that we shall not be obligated to effect any such registration if we have, within the six (6)-month period preceding the date of such request, already effected a registration under the Securities Act or in which the holders had an opportunity to participate, other than a registration from which the registrable securities of the holders have been excluded (with respect to all or any portion of the registrable securities the holders requested be included in such registration). If we furnish to the holders a certificate signed by the president or chief executive officer stating that, in good faith judgment of the board of directors, it would be materially detrimental to us or our shareholders for a registration statement to be filed at such time, then we have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request for demand registration, but we may not utilize this right for more than once during any twelve (12)-months period.

Form F-3 or Form S-3 Registration Rights

If we qualify for registration on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), any holders may request that we file a registration statement on Form F-3 or Form S-3 and any related qualification or compliance with respect to all or a part of the registrable securities owned by such holders. Upon receipt of such a request, we shall (i) promptly give written notice of the proposed registration to all other holders and (ii) as soon as possible, effect the registration of the registrable securities and all such qualifications and compliances as specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within twenty (20) business days after our delivery of written notice; provided that we shall not be obligated to effect any such registration in certain circumstances, including (i) if the Form F-3 or Form S-3 is not available for such offering by the holder(s), (ii) if the holders, together with the holders of any other securities of our company entitled to inclusion in such registration, propose to sell registrable securities and such other securities (if any) at an aggregate price to the public of less than US$1 million and (iii) if we have, within the six-month period preceding the date of such request, already effected one registration under the Securities Act other than a registration from which the registrable securities of the holders have been excluded (with respect to all or any portion of the registrable securities the holder requested be included in such registration) pursuant to the shareholders agreement. If we furnish to the holders a certificate signed by the president or chief executive officer stating that, in good faith judgment of the board of directors, it would be materially detrimental to us or our shareholders for such Form F-3 or Form S-3 registration statement to be filed at such time, then we have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request for demand registration, but we may not utilize this right for more than once during any twelve (12)-months period.

Piggyback Registration Rights

We shall notify each holder in writing at least thirty (30) days prior to filing of any registration statement for purposes of the public offering of our securities (including registration statements relating to secondary offerings of our securities) and, upon the written request of any holder given within ten (10) business days after receipt of such notice, we shall afford each such holder an opportunity to include in such registration statement all or any part of the registrable securities then held by such holder.

Expenses of Registration

We will pay all expenses (excluding underwriting and brokers’ discounts and commissions relating to shares sold by holders) incurred in connection with any demand registration, Form F-3 or Form S-3 registration or piggyback registration, subject to certain limitations.

Termination of Registration Rights

The registration rights set forth above shall terminate on the earlier of (i) the date that is five years from the date of closing of this offering, and (ii) with respect to any holder, the date on which such holder may, in the opinion of the counsel to us, sell all of such holder’s registrable securities under Rule 144 of the Securities Act in one transaction without exceeding the volume limitations thereunder.

Description of American Depositary Shares

American Depositary Shares

            , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent            shares (or a right to receive            shares) deposited with            , as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary under the deposit agreement. The deposited shares together with any other securities, cash or other property held by the depositary under the deposit agreement are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at            .

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the ADR. Directions on how to obtain copies of those documents are provided in this prospectus under the section headed “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash

The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares

The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares

If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions

The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•   Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$0.05 (or less) per ADS per calendar year	• Depositary services

Persons depositing or withdrawing shares or ADS holders must pay:	For
• Registration or transfer fees	• Transfer and registration of shares on our share register and/or register of members to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are canceled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•        Sixty days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•        we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•        we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

•        the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•        we appear to be insolvent or enter insolvency proceedings;

•        all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•        there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•        there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADSs holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•        are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•        are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•        are not liable if we or it exercises discretion permitted under the deposit agreement;

•        are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•        have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•        may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•        are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•        the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•        payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•        satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•        compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your Right to Receive the Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•        when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•        when you owe money to pay fees, taxes and similar charges; or

•        when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder in as much as no one is able to waive compliance by anyone else with those laws and regulations.

Shares Eligible For Future Sale

Upon completion of this offering,            ADSs will be outstanding, representing            ordinary shares, or approximately            % of our issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs.

Lock-up Agreements

We, [our directors, executive officers and existing shareholders] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, or the ADSs, or any securities convertible into or exchangeable or exercisable for our ordinary shares, or the ADSs, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•        1% of the then-outstanding ordinary shares of the same class, including ordinary shares represented by ADSs, which will equal approximately            ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•        the average weekly trading volume of our ordinary shares in the form of the ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

Taxation

The following discussion of Cayman Islands and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable if the original transaction documents are executed in, brought to, or produced before a court. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to you of the ownership and disposition of our ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to own the ADSs or ordinary shares.

This discussion applies to you only if you are a U.S. Holder (as described below), you acquire our ADSs in this offering and you hold the ADSs or underlying ordinary shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of your particular circumstances, including any minimum tax consequences, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:

•        a financial institution;

•        an insurance company;

•        a regulated investment company;

•        a real estate investment trust;

•        a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;

•        a person that holds ADSs or ordinary shares as part of a straddle, integrated or similar transaction;

•        a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•        an entity or arrangement classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes or a partner or investor therein;

•        a tax-exempt entity, “individual retirement account” or “Roth IRA”;

•        a person that owns or is deemed to own ADSs or ordinary shares representing 10% or more of our stock by vote or value; or

•        a person that holds ADSs or ordinary shares in connection with a trade or business outside the United States.

If you are an entity or arrangement classified as a partnership for U.S. federal income tax purposes that owns ADSs or ordinary shares, the U.S. federal income tax treatment of your partners will generally depend on their status and your activities. If you are a partnership that intends to acquire our ADSs or ordinary shares you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of owning and disposing of our ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of the ADSs or ordinary shares and:

•        a citizen or individual resident of the United States;

•        a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•        an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own our ADSs you will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange your ADSs for the underlying ordinary shares represented by those ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ADSs or ordinary shares in your particular circumstances.

This discussion assumes that no non-U.S. tax will be imposed on dividends on, or dispositions of, our ADSs or ordinary shares. You should consult your tax advisers regarding the creditability or deductibility of any such non-U.S. taxes.

Taxation of Distributions

The following discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” below.

We currently do not intend to make distributions to our shareholders and ADS holders. Any distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Dividends will not be eligible for a dividends received deduction. Because our ADSs are expected to be listed on the NYSE, if you are a non-corporate U.S. Holder of ADSs, subject to applicable holding period and other limitations, dividends paid to you with respect to your ADSs may be taxable at the favorable rates applicable to long-term capital gains, provided that we are not (and are not treated with respect to you as) a PFIC for our taxable year of the distribution or the preceding taxable year. If you are a non-corporate U.S. Holder you should consult your tax adviser regarding the availability of these favorable tax rates and any applicable limitations in your particular circumstances.

Dividends generally will be included in your income on the date of receipt by you (in the case of ordinary shares) or by the depositary (in the case of ADSs). The amount of income with respect to a dividend paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends paid by a non-U.S. corporation are generally treated as foreign-source income for foreign tax credit purposes. The rules governing foreign tax credits are complex. You should consult your tax adviser regarding the creditability of foreign taxes in your particular circumstances. In lieu of claiming a credit, you may be able to elect to deduct foreign taxes in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

The following discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” below.

You will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, you have owned the ADSs or ordinary shares for more than one year. If you are a non-corporate U.S. Holder, any long-term capital gains recognized by you will generally be subject to tax rates that are lower than those applicable to ordinary income. Any capital gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the conduct of an active business and meet certain requirements). Cash and cash equivalents are generally passive assets for these purposes. The value of a company’s goodwill and other intangible assets is treated as an active asset under the PFIC rules to the extent associated with business activities that produce active income. For purposes of the above calculations, under a look-through rule, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on the current and expected composition of our income and assets and the estimated value of our assets, including our goodwill and other intangible assets, which is based, in large part, on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Specifically, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which may be determined, in large part, by reference to our market capitalization, which could be volatile). Because following this offering we are expected to hold a substantial amount of cash, we may be or become a PFIC for any taxable year if the value of our goodwill or other intangible assets is determined by reference to our market capitalization and our market capitalization declines or fluctuates significantly. Moreover, it is not entirely clear how the contractual arrangements among us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests is also a PFIC, or a Lower-tier PFIC, you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if you held such shares directly, even though you will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which you own our ADSs or ordinary shares, gain recognized by you on a sale or other disposition (including certain pledges) of your ADSs or ordinary shares will be allocated ratably over your holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by you in any taxable year on your ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which you own ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless certain elections are timely made (which may result in additional taxes).

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange” (as defined in applicable U.S. Treasury regulations), you may be able to make a mark-to-market election with respect to the ADSs that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will generally be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where the ADSs are expected to be listed, is a qualified exchange for this purpose. If you are a U.S. Holder of ADSs and make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss to the extent of the net amount of income previously included as a result of the mark-to-market election, and any excess will be treated as capital loss. If you make the mark-to-market election, distributions paid on ADSs will be treated as discussed under “— Taxation of Distributions” above (but subject to the discussion in the following paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the consent of the U.S. Internal Revenue Service (the “IRS”), or the ADSs cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC unless the shares of such Lower-tier PFIC are themselves “marketable.” As a result, if you make a mark-to-market election with respect to the ADSs, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.

If we are a PFIC (or treated as a PFIC with respect to you) for any taxable year in which we pay a dividend or the preceding taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide information necessary to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. Therefore, you should assume that you will not be able to make this election.

If we are a PFIC for any taxable year during which you own ADSs or ordinary shares, you will generally be required to file annual reports on IRS Form 8621.

You should consult your tax adviser regarding our PFIC status for any taxable year and the potential application of the PFIC rules to your ownership of ADSs or ordinary shares.

Information Reporting, Backup Withholding and Foreign Financial Assets Reporting

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless you are a corporation or other “exempt recipient” (and establish that status if required to do so) and (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

If you are an individual or one of certain specified entities, you may be required to report information relating to your ownership of ADSs or ordinary shares, or non-U.S. accounts through which your ADSs or ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to the ADSs and ordinary shares.

Underwriting

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase, and we have agreed to sell to the underwriters, severally, the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as the representatives of the underwriters. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, NY 10179, United States. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036, United States. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013. The address of Mizuho Securities USA LLC is 1271 Avenue of the Americas, New York, NY10020.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. Subject to the terms and conditions of the underwriting agreement, the underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$            per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC.

[Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            additional ADSs from us at the offering price listed on the cover of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.]

Commissions and Expenses

The following table shows the per ADS and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us, and proceeds before expenses to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Initial public offering price	US$	US$	US$
Underwriting discounts and commissions paid by us from ADSs offered to the public	US$	US$	US$
Proceeds, before expenses, to us from ADSs offered to the public	US$	US$	US$

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately US$            . We have agreed to pay all fees and expenses that we occur in connection with the offering. We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering [up to US$            ].

[The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.]

Lock-Up Agreements

[We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, make any short sale, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (ii) enter into any hedging, swap, or other agreement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (iii) submit to, or file with, the SEC a registration statement under the Securities Act relating to any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or (iv) publicly disclose the intention to do any of the foregoing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.]

[Each of our directors, executive officers and our existing shareholders has agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, it will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (ii) enter into any hedging, swap, or other agreement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any ordinary shares, ADSs, or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs, or (iv) publicly disclose the intention to do any of the foregoing.]

In addition, through a letter agreement, we will instruct            , as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

The representatives of the underwriters, in their sole discretion, on behalf of the underwriters may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

New York Stock Exchange Listing

The ADSs [have been approved] for listing on the NYSE under the symbol “KLK.”

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and any of these activities may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to            % of the ADSs (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for our directors, executive officers, employees, business associates and related persons. Any sale to these persons will be made through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they make will reduce the number of ADSs available for sale to the general public. Any reserved ADSs which are not so purchased will be offered by the underwriters to the general public on the same basis as the ADSs being offered in this prospectus.]

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Each of Broad Street Investments Holding (Singapore) Pte. Ltd. and Stonebridge 2017 (Singapore) Pte. Ltd. is an affiliate of Goldman Sachs (Asia) L.L.C., and each participated in our Series C and Series D financing and remains as a shareholder of the Company as of the date of this prospectus. J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is a party to one of our notional cash pooling arrangements for cash management purposes, and is a lender under one of our uncommitted credit facility agreements, and relevant agreements remain effective as of the date of this prospectus. Citibank, N.A., an affiliate of Citigroup Global Markets Inc., provides us with cash management and trade services and is a lender under one of our uncommitted credit facility agreements, and relevant agreements remain effective as of the date of this prospectus. Mizuho Bank, Ltd., an affiliate of Mizuho Securities USA LLC, is a lender under one of our uncommitted credit facility agreements, which remains effective as of the date of this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses and any other factors deemed relevant by the underwriters and us. An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Abu Dhabi Global Market

The Abu Dhabi Global Market (“ADGM”), including the Financial Services Regulatory Authority and the Registration Authority, does not accept any responsibility for the content of the information included in this prospectus, including the accuracy or completeness of such information. The liability for the content of this prospectus lies with the issuer of this prospectus and other persons, such as experts, whose opinions are included in this prospectus with their consent. The ADGM has also not assessed the suitability of the securities to which this prospectus relates to any particular investor or type of investor. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus or are unsure whether the securities to which this prospectus relates are suitable for your individual investment objectives and circumstances, you should consult an authorized financial adviser.

Australia

This prospectus:

•        does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•        has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•        may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs, you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Bahamas

The ADSs may not be offered or sold in The Bahamas via a public offer. ADSs may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

Brazil

The offer and sale of the ADSs have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated July 13, 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The ADSs will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the ADSs through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these ADSs on regulated securities markets in Brazil is prohibited.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the issuer. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands)(“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Canada

The ADSs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Chile

These ADSs are privately offered in Chile pursuant to the provisions of Law 18,045, the security market law of Chile, and Norma De Carácter General No. 336 (“Rule 336”), dated June 27, 2012, issued by the Superintendencia De Valores Y Seguros De Chile (“SVS”), the securities regulator of Chile, to resident qualified investors that are listed in Rule 336 and further defined in Rule 216 of June 12, 2008 issued by the SVS.

Pursuant to Rule 336 the following information is provided in Chile to prospective resident investors in the offered securities:

1.      The initiation of the offer in Chile is [MM] [DD], [YYYY].

2.      The offer is subject to NCG 336 of June 27, 2012 issued by the Superintendencia De Valores Y Seguros De Chile (superintendency of securities and insurance of Chile)

3.      The offer refers to securities that are not registered in the Registro De Valores (securities registry) or the Registro De Valores Extranjeros (foreign securities registry) of the SVS and therefore:

a.      The securities are not subject to the oversight of the SVS; and

b.      The issuer thereof is not subject to reporting obligation with respect to itself or the offered securities.

4.      The securities may not be publicly offered in Chile unless and until they are registered in the securities registry of the SVS.

Colombia

The ADSs may not be offered, sold or negotiated in Colombia, except under circumstances which do not constitute a public offering of securities under applicable Colombian securities laws and regulations. Furthermore, foreign financial entities must abide by the terms of Decree 2555 of 2010 to offer privately the ADSs to their Colombian clients.

Dubai International Finance Center

This prospectus relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This prospectus is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (DFSA) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for it. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Finance Center, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the Dubai International Finance Center.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the EU Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the EU Prospectus Regulation:

(a)     to any legal entity which is a qualified investor as defined under Article 2 of the EU Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the EU Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)     in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation, and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the issuer that it is a “qualified investor” within the meaning of Article 2(e) of the EU Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the EU Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Italy

The offering of the ADSs has not been registered pursuant to Italian securities legislation. Any offer, sale or delivery of the ADSs in the Republic of Italy or distribution of copies of this prospectus or any other document relating to the ADSs in the Republic of Italy must be:

(i)     made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018 and Legislative Decree No. 385 of 1 September 1993, as amended; and

(ii)    in compliance with any other applicable laws and regulations.

Please note that, in accordance with Article 100-bis of the Financial Services Act, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the rules on offers of securities to be made to the public provided under the Financial Services Act and the Regulation 11971/1999. Failure to comply with such rules may result, inter alia, in the sale of such ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by the investors.

Japan

The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act of Japan and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Korea

The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”). None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Mexico

The ADSs have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores or the “RNV”) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the “CNBV”), and therefore, may not be offered or sold publicly in Mexico or otherwise be subject to intermediation activities in Mexico, however, the ADSs may only be offered and sold in Mexico on a private placement basis to investors that qualify as institutional or qualified investors pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. The information contained in this prospectus is solely our responsibility and has not been reviewed or authorized by the CNBV and may not be publicly distributed in Mexico. In making an investment decision, all investors, including any Mexican investor, who may acquire shares from time to time, must rely on their own examination of the issuer and the terms of this offering, including the merits and risks involved.

Monaco

The ADSs may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.

New Zealand

This prospectus has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The ADSs may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

•        is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•        meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•        is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•        is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•        is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

People’s Republic of China

This prospectus will not be circulated or distributed in the PRC and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Peru

The ADSs and the information contained in this prospectus are not being publicly marketed or offered in Peru and will not be distributed or caused to be distributed to the general public in Peru. Peruvian securities laws and regulations on public offerings will not be applicable to the offering of the ADSs and therefore, the disclosure obligations set forth therein will not be applicable to the issuer or the sellers of the ADSs before or after their acquisition by prospective investors. The ADSs and the information contained in this prospectus have not been and will not be reviewed, confirmed, approved or in any way submitted to the Superintendencia del Mercado de Valores (Peruvian capital market regulator) (the “SMV”) nor have they been registered with the SMV’s Securities Market Public Registry (Registro Público del Mercado de Valores). Accordingly, the ADSs cannot be offered or sold within Peruvian territory except to the extent any such offering or sale qualifies as a private offering under Peruvian law and regulations and complies with the provisions on private offerings set forth therein.

Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated December 27, 2017, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, no ADSs have been or will be offered or sold and no ADSs have been or will be made the subject of an invitation for subscription or purchase, and no prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, has been or will be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA)

pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the ADSs in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a) the offer, transfer, sale, renunciation or delivery is to:

(i)     persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)    the South African Public Investment Corporation;

(iii)   persons or entities regulated by the Reserve Bank of South Africa;

(iv)   authorized financial service providers under South African law;

(v)    financial institutions recognized as such under South African law;

(vi)   a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)  any combination of the person in (i) to (vi); or

Section 96 (1) (b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any ADSs. No ADSs have been offered or will be offered to the public in Switzerland, except that offers of ADSs may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):

(a)     to any person which is a professional client as defined under the FinSA;

(b)    to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)     in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of ADSs shall require the issuer or any underwriters to publish a prospectus pursuant to Article 35 FinSA.

The ADSs have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

Thailand

This material is intended to be read by the addressee who is a qualified investor under the private placement exemption pursuant to the Notification of the Securities and Exchange Commission No. KorChor. 18/2551 re: Exemption from Filing of the Registration Statement for the Offer for Sale of Securities (the “Private Placement Exemption”) only and must not be passed to, issued to, or shown to any person generally. This is not intended to be an offer, sale or invitation for subscription or purchase of ADSs to the public by the issuer. Neither the offering of the ADSs nor the ADSs have been, or will be, approved by or registered with the Office of the Securities and Exchange Commission of Thailand. The ADSs may not be offered, sold or delivered in Thailand unless pursuant to the Private Placement Exemption. This material or any document relating to the offering of the ADSs, as well as information contained therein, may not be circulated or distributed, whether directly or indirectly, to any other person or to the public or any member of the public in Thailand, nor may they be used in connection with any offer for subscription or sale of the ADSs to the public in Thailand, unless permitted otherwise by applicable laws and regulations.

Please study product characteristics, conditions with respect to investment yields and associated risks before making an investment decision.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Center) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Center) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Center) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority (DFSA).

United Kingdom

No ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that the ADSs may be offered to the public in the United Kingdom at any time:

(a)     to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)     in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”).

provided that no such offer of the ADSs shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Expenses Relating To This Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee, all amounts are estimates. Our company will pay all of the expenses of this offering.

Expenses	Amount
SEC registration fee	US$
NYSE listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$
Total	US$

Legal Matters

The validity of the ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain matters of U.S. federal securities and New York state law will be passed upon for us by Davis Polk & Wardwell LLP, and for the underwriters by Sullivan & Cromwell LLP.

Experts

The financial statements as of December 31, 2022, 2023 and 2024 and for each of the three years ended December 31, 2022, 2023 and 2024 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers is located at 22/F, Prince’s Building, Central, Hong Kong.

Where You Can Find Additional Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

ESQUARED CAPITAL LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Esquared Capital Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Esquared Capital Limited and its subsidiaries (the “Company”) as of December 31, 2024, 2023 and 2022, and the related consolidated statements of profit or loss, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2.1 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible preferred shares in 2024.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong, the People’s Republic of China
July 18, 2025, except for the effects of the revision discussed in Note 19 to the consolidated financial statements, as to which the date is September 30, 2025

We have served as the Company’s auditor since 2017, which includes periods before the Company became subject to SEC reporting requirements.

ESQUARED CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Note	2022	2023	2024
		USD’000	USD’000	USD’000
Revenue	6	128,620	335,169	417,112
Cost of revenue	2.2(b)	(82,909)	(177,955)	(159,311)
Gross profit		45,711	157,214	257,801

Selling and marketing expenses	7	(71,268)	(140,475)	(194,163)
Research and development expenses	7	(38,323)	(42,164)	(51,372)
Administrative expenses	7	(36,389)	(43,475)	(52,081)
Operating loss		(100,269)	(68,900)	(39,815)

Finance income	9	1,873	2,764	1,744
Finance costs	9	(3,179)	(7,215)	(6,009)
Finance costs, net	9	(1,306)	(4,451)	(4,265)
Other income, net		1,835	197	312
Share of losses of associates and a joint venture	15,16	(44)	(901)	(4,490)
Reversal of contract liabilities related to investment in a joint venture	16	—	523	6,280
Fair value gains/(losses) on financial assets at fair value through profit or loss, net	24	164	(124)	5,205
Losses related to convertible preferred shares	25	(23,002)	(68,145)	(61,830)
		(21,047)	(68,450)	(54,523)
Loss before income tax		(122,622)	(141,801)	(98,603)
Income tax expenses	10	(230)	(471)	(671)
Loss for the year		(122,852)	(142,272)	(99,274)

Loss attributable to:
Owners of the Company		(122,705)	(142,245)	(99,260)
Non-controlling interests		(147)	(27)	(14)
		(122,852)	(142,272)	(99,274)
Loss per share attributable to owners of the Company (expressed in USD per share) – Basic and diluted	11	(1.31)	(1.50)	(1.01)

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

ESQUARED CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	2022	2023	2024
		USD’000	USD’000	USD’000
Loss for the year		(122,852)	(142,272)	(99,274)

Other comprehensive income/(loss)
Items that may be subsequently reclassified to profit or loss:
Exchange differences arising from the translation of foreign operations		2,515	262	(3,331)

Items that will not be reclassified to profit or loss
Fair value changes of convertible preferred shares due to own credit risk	25	(30,535)	(20,789)	2,327
Exchange differences arising from the translation from functional currency to presentation currency of the Company		(378)	215	(2,215)
Other comprehensive loss for the year		(28,398)	(20,312)	(3,219)
Total comprehensive loss for the year		(151,250)	(162,584)	(102,493)

Total comprehensive loss attributable to:
Owners of the Company		(151,103)	(162,557)	(102,479)
Non-controlling interests		(147)	(27)	(14)
		(151,250)	(162,584)	(102,493)

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

ESQUARED CAPITAL LIMITED
CONSOLIDATED BALANCE SHEETS

	Note	2022	2023	2024
		USD’000	USD’000	USD’000
ASSETS
Non-current assets
Plant and equipment	12	1,739	2,904	3,131
Intangible assets	13	8,496	9,823	14,351
Right-of-use assets	14	7,443	4,871	5,196
Investments in associates	15	800	1,029	412
Investment in a joint venture	16	—	30,552	26,025
Financial assets at fair value through profit or loss	24	5,788	5,539	9,426
Long-term deposits	17	910	755	777
		25,176	55,473	59,318

Current assets
Inventories		13,832	10,778	16,747
Trade receivables, net, other receivables, deposits and prepayment	17	67,996	123,797	167,896
Financial assets at fair value through profit or loss	24	11,000	26,311	53,100
Pledged and restricted bank deposits	18	9,782	32,869	17,460
Short-term bank deposits	19	22,500	283	13,756
Cash and cash equivalents	19	131,819	135,460	146,410
		256,929	329,498	415,369
Total assets		282,105	384,971	474,687

EQUITY
Equity attributable to shareholders of the Company
Share capital	22	14	15	15
Other reserves	23	70,403	58,615	63,581
Accumulated losses		(819,595)	(961,611)	(1,060,244)
		(749,178)	(902,981)	(996,648)
Non-controlling interests		10	(17)	(31)
Total deficit		(749,168)	(902,998)	(996,679)

LIABILITIES
Non-current liabilities
Lease liabilities	14	3,254	1,466	2,459
Contract liabilities	21	—	24,579	17,877
Deferred income tax liabilities		338	291	240
		3,592	26,336	20,576

Current liabilities
Convertible preferred shares	25	900,443	1,034,138	1,161,243
Trade and other payables	20	99,426	147,352	200,280
Contract liabilities	21	23,032	76,273	85,347
Lease liabilities	14	4,549	3,669	3,338
Income tax payable		231	201	582
		1,027,681	1,261,633	1,450,790

Total liabilities		1,031,273	1,287,969	1,471,366

Total deficit and liabilities		282,105	384,971	474,687

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

ESQUARED CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company				Non- controlling interests	Total
	Share capital	Other reserves	Accumulated losses	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
		(Note 23)
Balance at January 1, 2022	14	92,578	(697,431)	(604,839)	157	(604,682)

Comprehensive loss
Loss for the year	—	—	(122,705)	(122,705)	(147)	(122,852)
Other comprehensive loss
Currency translation differences	—	2,137	—	2,137	—	2,137
Fair value changes of convertible preferred shares due to own credit risk (Note 25)	—	(30,535)	—	(30,535)	—	(30,535)
Total comprehensive loss for the year	—	(28,398)	(122,705)	(151,103)	(147)	(151,250)

Transactions with owners in their capacity as owners:
Share-based payment expenses	—	6,741	—	6,741	—	6,741
Share options exercised	—	23	—	23	—	23
Share options lapsed	—	(541)	541	—	—	—
Total transactions with owners in their capacity as owners	—	6,223	541	6,764	—	6,764
Balance at December 31, 2022	14	70,403	(819,595)	(749,178)	10	(749,168)

ESQUARED CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Attributable to owners of the Company				Non- controlling interests	Total
	Share capital	Other reserves	Accumulated losses	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
		(Note 23)
Balance at January 1, 2023	14	70,403	(819,595)	(749,178)	10	(749,168)

Comprehensive loss
Loss for the year	—	—	(142,245)	(142,245)	(27)	(142,272)
Other comprehensive loss
Currency translation differences	—	477	—	477	—	477
Fair value changes of convertible preferred shares due to own credit risk (Note 25)	—	(20,789)	—	(20,789)	—	(20,789)
Total comprehensive loss for the year	—	(20,312)	(142,245)	(162,557)	(27)	(162,584)

Transactions with owners in their capacity as owners:
Share-based payment expenses	—	8,398	—	8,398	—	8,398
Share options exercised	1	355	—	356	—	356
Share options lapsed	—	(229)	229	—	—	—
Total transactions with owners in their capacity as owners	1	8,524	229	8,754	—	8,754
Balance at December 31, 2023	15	58,615	(961,611)	(902,981)	(17)	(902,998)

ESQUARED CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Attributable to owners of the Company				Non- controlling interests	Total
	Share capital	Other reserves	Accumulated losses	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
		(Note 23)
Balance at January 1, 2024	15	58,615	(961,611)	(902,981)	(17)	(902,998)

Comprehensive loss
Loss for the year	—	—	(99,260)	(99,260)	(14)	(99,274)
Other comprehensive loss
Currency translation differences	—	(5,546)	—	(5,546)	—	(5,546)
Fair value changes of convertible preferred shares due to own credit risk (Note 25)	—	2,327	—	2,327	—	2,327
Total comprehensive loss for the year	—	(3,219)	(99,260)	(102,479)	(14)	(102,493)

Transactions with owners in their capacity as owners:
Share-based payment expenses	—	8,749	—	8,749	—	8,749
Share options exercised	—	63	—	63	—	63
Share options lapsed	—	(627)	627	—	—	—
Total transactions with owners in their capacity as owners	—	8,185	627	8,812	—	8,812
Balance at December 31, 2024	15	63,581	(1,060,244)	(996,648)	(31)	(996,679)

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

ESQUARED CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	2022	2023	2024
		USD’000	USD’000	USD’000
Cash flows from operating activities
Cash (used in)/generated from operations	27(a)	(61,180)	(42,078)	48,252
Interest paid		(7)	(12)	(45)
Income tax paid		(198)	(548)	(344)
Net cash (used in)/generated from operating activities		(61,385)	(42,638)	47,863

Cash flows from investing activities
Purchase of plant and equipment		(1,016)	(2,473)	(2,011)
Purchase of intangible assets		(252)	(2,455)	(5,782)
Capital injection into an associate	15	(120)	(233)	(111)
Disposal of an associate	15	—	—	52
Capital injection into a joint venture	16	—	(68)	—
Payment for acquisition of financial assets at fair value through profit or loss		(43,050)	(118,985)	(226,491)
Proceeds from disposal of financial assets at fair value through profit or loss		29,178	103,787	200,404
Proceeds from disposal of financial assets at amortized costs		15,001	—	—
Payment for investment in short-term bank deposits		(453,588)	(283)	(16,861)
Proceeds from redemption of short-term bank deposits		629,067	22,500	3,291
Interest received		1,873	2,764	1,744
Net cash generated from/(used in) investing activities		177,093	4,554	(45,765)

Cash flows from financing activities
Proceeds from issuance of convertible preferred shares, net of transaction costs		—	44,489	63,948
Repurchase of convertible preferred shares		—	—	(50,000)
Proceeds from exercise of share options		23	356	63
Principal and interest elements of lease payments	27(b)	(5,073)	(5,055)	(5,297)
Net cash (used in)/generated from financing activities		(5,050)	39,790	8,714

Net increase in cash and cash equivalents		110,658	1,706	10,812
Cash and cash equivalents at the beginning of the year		18,765	131,819	135,460
Effect of currency translation differences on cash and cash equivalents		2,396	1,935	138
Cash and cash equivalents at the end of the year	19	131,819	135,460	146,410

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1       General information and organization

1.1    General information

Esquared Capital Limited (the “Company”) is a limited liability company incorporated in the British Virgin Islands. The address of its registered office is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

The principal activity of the Company is investment holding. The Company, its subsidiaries, its variable interest entities (“VIEs”) and their subsidiaries are collectively referred to as “the Group”. The Group is an experiences platform connecting travelers with local merchants providing a vast array of activities, tours, attractions and other travel services around the world.

These consolidated financial statements are presented in thousands of United States dollars (“USD’000”), unless otherwise stated.

1.2    Organization and principal activities

As at December 31, 2024, 2023 and 2022, the Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

	Place of incorporation	Principal activities	Equity interest held (direct or indirect)
			2022	2023	2024
Directly held:
Subsidiaries
Klook Travel Technology Limited	Hong Kong, Limited liability company	Provision of experiences offerings	100%	100%	100%
Klook Travel Technology Pte. Ltd.	Singapore, Limited liability company	Supporting services to the Group	100%	100%	100%
Indirectly held:
Variable interest entities
Klook Travel Taiwan Limited	Taiwan, Limited liability company	Provision of experiences offerings	100%	100%	100%
Beijing Ke Lu Internet Technology Co., Ltd.	Mainland China, Limited liability company	Investment holding	100%	100%	100%
Subsidiaries of variable interest entities
Klook Entertainment Taiwan Limited	Taiwan, Limited liability company	Provision of experiences offerings	100%	100%	100%
Shenzhen Ke Lu Internet Technology Co., Ltd.	Mainland China, Limited liability company	Technology development	100%	100%	100%
Shenzhen Fun Travel Service Co., Ltd.	Mainland China, Limited liability company	Provision of experiences offerings	100%	100%	100%
Shenzhen Lion Travel Service Co., Ltd.	Mainland China, Limited liability company	Provision of experiences offerings	100%	100%	100%

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1       General information and organization (cont.)

1.2    Organization and principal activities (cont.)

The laws and regulations of People’s Republic of China (the “PRC”) prohibit or restrict foreign ownership of companies that provide value-added telecommunications services. The Group operates its business operations in mainland China through a series of contractual arrangements entered into between the Company’s wholly foreign-owned subsidiary (“WFOE”), VIE based in the mainland China (“PRC VIE”) and the nominee shareholders (the “Nominee Shareholders”). The contractual arrangement for PRC VIE includes loan agreements, exclusive option agreements, power of attorney, equity interest pledge agreements and exclusive business cooperation agreements.

The Group also set up its operation via a VIE structure in Taiwan as a result of extended administrative review time. The Group has entered into agency agreement and license and technical support agreement with the VIE in Taiwan (“Taiwan VIE”).

Under the above contractual arrangements, the management of the Company considers that the Group has the rights to exercise power over these VIEs, has the power to control the management, financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with these VIEs, and has the ability to use its power over these VIEs to affect the amount of the returns. As a result, these VIEs are accounted for as structured entities and their financial results and positions have been consolidated in the consolidated financial statements of the Company.

The following is a summary of the contractual arrangements among the Group, the VIEs in the relevant jurisdictions, and their respective shareholders.

(I)     Contracts that give the Group effective control over the PRC VIE

Loan agreements

Pursuant to the relevant loan agreements, the WFOE has granted loans to each of the Nominee Shareholders, which may only be used for the purpose of contributing to the registered capital of the PRC VIE or as may be otherwise agreed by the WFOE. The WFOE may require acceleration of repayment at its absolute discretion. The time and manner for repayment of the loans are at the sole discretion of the WFOE. The loans may be repaid only by the Nominee Shareholders transferring all of their equity interests in the PRC VIE to the WFOE or its designee upon the exercise of the options under the exclusive option agreements. The loan agreements also prohibit the Nominee Shareholders from assigning or transferring to any third party, or from creating or causing any security interest to be created on, any part of their equity interests in the PRC VIE.

Exclusive option agreements

The WFOE has entered into exclusive option agreements with the Nominee Shareholders of the PRC VIE. Each option is exercisable by the WFOE at any time, provided that doing so is not prohibited by law. The exercise price under each option is the minimum amount required by law and any proceeds obtained by the Nominee Shareholders through the transfer of their equity interests in the PRC VIE shall be used for the repayment of the loan provided by the WFOE in accordance with the loan agreements. During the terms of the exclusive option agreements, the Nominee Shareholders will not grant a similar right or transfer any of the equity interests in the PRC VIE to any party other than the WFOE or its designee, nor will such shareholder pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. According to the exclusive option agreements, the PRC VIE cannot declare any profit distributions or grant loans in any form without the WFOE’s prior consent. The Nominee Shareholders must remit to the WFOE in full any funds such shareholders receive from the PRC VIE in the event any distributions are made by the PRC VIE.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1       General information and organization (cont.)

1.2    Organization and principal activities (cont.)

Power of attorney

Pursuant to the powers of attorney, each Nominee Shareholder of the PRC VIE has irrevocably appointed the WFOE as such Nominee Shareholder’s attorney-in-fact to act for all matters pertaining to such Nominee Shareholder’s shareholding in the PRC VIE and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members of the PRC VIE, and selling, transferring, pledging or disposing the shares of the PRC VIE. The WFOE may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to or prior consent from the shareholders of the PRC VIE.

Equity interest pledge agreements

Each of the Nominee Shareholders of the PRC VIE have pledged all of their shares to the WFOE. These pledges secure the contractual obligations and indebtedness of such Nominee Shareholder, including all penalties, damages and expenses incurred by the WFOE in connection with the contractual arrangement, and all other payments due and payable to the WFOE by the PRC VIE under the exclusive business cooperation agreements, and by the Nominee Shareholders under the loan agreements, exclusive option agreements, and powers of attorney. Should the PRC VIE or the Nominee Shareholders breach or default under any of the contractual arrangements, the WFOE has the right to require transfer of such Nominee Shareholders’ pledged equity interests in the PRC VIE to the WFOE or its designee, to the extent permitted by laws, or require a sale of the pledged equity interest and has priority in any proceeds from the auction or sale of such pledged interests. Moreover, the WFOE has the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge.

Exclusive business cooperation agreements

The WFOE has entered into exclusive business cooperation agreements with the PRC VIE under which the WFOE has the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services, intellectual property licenses and other services to the PRC VIE, and the PRC VIE agrees to accept all the services provided by the WFOE or its designee. Without prior written consent, the PRC VIE is prohibited from directly or indirectly engaging any third party to provide the same or any similar services under these agreements or establishing similar cooperative relationships with any third party regarding the matters contemplated by these agreements. In addition, the WFOE has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of these agreements.

(II)    Contracts that give the Group effective control over the Taiwan VIE

Agency agreement

The Company has entered into an agency agreement with the Taiwan VIE and its sole shareholder under which the Taiwan VIE agrees to be the agent of the Company for promoting tourism operations and for providing services related to market and product development, customer services, payment collection and account reconciliation in Taiwan. The Taiwan VIE further agrees that it will act on behalf of the Company and/or authorized person by the Company, according to the Company’s instructions and/or instructions of its authorized person, within the scope of authority or power conferred on and designated by the Company and/or authorized person by the Company, and not engage in operations for any purpose other than promoting tourism operations and providing related services in Taiwan without any written approval. The sole shareholder of the Taiwan VIE agrees to not transfer or place any security interest or other encumbrance on any portion of his equity interest in the Taiwan VIE without prior written approval of the Company.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1       General information and organization (cont.)

1.2    Organization and principal activities (cont.)

License and technical support agreement

For the Company to receive the economic benefits of the Taiwan VIE, the Company has entered into a license and technical support agreement with the Taiwan VIE and its sole shareholder under which the Company has the exclusive right to provide, or to designate any third party to provide, among other things, technical support, intellectual property licenses, and other related services to the Taiwan VIE, and the Taiwan VIE agrees to accept all the services provided by the Company or its designee. Without prior written consent of the Company, the Taiwan VIE is prohibited from directly or indirectly acquiring a license of any intellectual property from any third party or engaging any third party to provide the same or any similar services under this agreement or establishing similar cooperative relationships with any third party regarding the matters contemplated by this agreement. In addition, the Company has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement.

Risks in relation to the VIEs

The Group has entered into a series of contractual arrangements with each of the VIEs, and their respective shareholders. The management of the Company considers that the Group has the rights to exercise power over these VIEs, power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with these VIEs, and has the ability to use its power over these VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as structured entities and their financial results and positions have been consolidated in the consolidated financial statements of the Company. Refer to Note 2.2(c)(i) to the consolidated financial statements for the details of the principles of consolidation and the details of the agreements.

Management of the Company, based on the advice from its local counsels in the respective jurisdictions, determines that each of the VIE structures is in compliance with all the applicable laws and regulations. However, uncertainties in the interpretation and enforcement of the laws and regulation could cause the Group’s inability to direct the activities of the VIEs that most significantly impact their economic performance, or prevent the Group from receiving the economic benefits or absorbing losses from these entities. As a result, the Group may not be able to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements.

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Group considers that there is no asset of consolidated VIE that can be used only to settle obligations of the VIEs, except for registered capital of the VIEs amounting to approximately USD2,402,000 as of December 31, 2024. As all the consolidated VIEs are incorporated as limited liability companies, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

The following table sets forth the assets, liabilities, result of operations and changes in cash and cash equivalents of the VIEs and their consolidated subsidiaries. Transactions between the VIEs and their subsidiaries are eliminated in the financial information below:

	2022	2023	2024
	USD’000	USD’000	USD’000
Total non-current assets	5,134	6,897	12,276
Total current assets	43,683	72,464	68,507
Total assets (Note)	48,817	79,361	80,783

Total non-current liabilities	754	492	323
Total current liabilities	75,810	102,565	98,324
Total liabilities (Note)	76,564	103,057	98,647

Revenue	15,111	48,091	68,062
Net profit	1,823	4,107	5,291

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1       General information and organization (cont.)

1.2    Organization and principal activities (cont.)

	2022	2023	2024
	USD’000	USD’000	USD’000
Net cash generated from/(used in) operating activities	10,918	30,396	(4,105)
Net cash used in investing activities	(1,453)	(15,044)	(1,187)
Net cash used in financing activities	(1,603)	(1,562)	(1,663)
Net increase/(decrease) in cash and cash equivalents	7,862	13,790	(6,955)
Cash and cash equivalent at the beginning of year	8,683	16,545	30,335
Cash and cash equivalent at the end of year	16,545	30,335	23,380

____________

Note:

As of December 31, 2024, 2023 and 2022, the total assets of the consolidated VIEs excluding the intercompany balances and transactions within the Group were USD70,262,000, USD76,305,000 and USD46,719,000, respectively, which were consisting of cash and cash equivalents, short-term bank deposits, pledged and restricted bank deposits, inventories, trade receivables, net, other receivables, deposits and prepayment, financial assets at fair value through profit or loss, plant and equipment, intangible assets, right-of-use assets, long-term deposits and investment in associates. As of December 31, 2024, 2023 and 2022, the total liabilities of the consolidated VIEs after eliminating the intercompany balances and transactions within the Group were USD49,274,000, USD40,490,000 and USD28,317,000, respectively, which were consisting of trade and other payables, contract liabilities and lease liabilities.

2       Basis of preparation and changes in accounting policies

2.1    Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and convertible preferred shares, which are carried at fair value.

As at December 31, 2024, the Group had net current liabilities of USD1,035,421,000 and a shareholders’ deficit of USD996,679,000, with an operating loss of USD39,815,000 for the year ended December 31, 2024. Net current liabilities position was mainly contributed by the convertible preferred shares of USD1,161,243,000 which is not expected to incur actual cash outflow within the next twelve months from the date of approval of these consolidated financial statements. Convertible preferred shares of the Group have been reclassified from non-current liabilities to current liabilities as a result of the adoption of the amendment to International Accounting Standards (“IAS”) 1 and the related details are set up on Note 2.1(a).

The management of the Company is of the view that the Group will continue as a going concern, taking into consideration the Group will have sufficient working capital to meet its financial liabilities as and when they fall due and carry on its business without a significant curtailment of operations of not less than twelve months from the date of approval of these consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

The preparation of the financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2       Basis of preparation and changes in accounting policies (cont.)

2.1    Basis of preparation (cont.)

(a)     Amendments to existing standards adopted by the Group

The Group has applied the following amendments to existing standards for the first time for the financial year beginning on or after January 1, 2024:

Amendment to IAS 1	Classification of Liabilities as Current or Non-current
Amendment to IAS 1	Non-current Liabilities with Covenants
Amendment to IFRS 16	Lease Liabilities in a Sale and Leaseback
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

The adoption of amendment to IAS 1 caused a reclassification of “convertible preferred shares” from non-current liabilities to current liabilities, as the preferred shares may be converted into ordinary shares at the option of preferred shareholders at any time and such conversion rights do not meet the criteria to be separately accounted for as equity instruments applying IAS 32. Financial statements of the comparative periods have applied the same classification upon the adoption of amendment to IAS 1. Except for this, other amendments to existing standards did not result in any impact to the amounts recognized in prior periods and are not expected to have significant impact to the financial performance and position of the Group.

(b)    New standards and amendments to existing standards not yet effective

The following new standards and amendments to existing standards issued are not yet effective for accounting period beginning on January 1, 2024, and have not been early adopted by the Group:

Effective for accounting periods beginning on or after
Amendment to IAS 21	Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity	January 1, 2026
Improvements to IFRS 10, IFRS 9, IFRS 7, IFRS 1 and IAS 7	Annual Improvements to IFRS Accounting Standards	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

Management of the Company anticipates that the application of the above new standards, and amendments to existing standards will have no material impact on the operations and financial position upon adoption, except that amendments to IFRS 9 and IFRS 7 on classification and measurement of financial instruments, and IFRS 18 will have impact on the presentation and disclosure of the consolidated statements of profit and loss. The Group is still in the process of evaluating the impact of adoption of amendments to IFRS 9 and IFRS 7 and IFRS 18 to the consolidated financial statements.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2       Basis of preparation and changes in accounting policies (cont.)

2.2    Material accounting policy information

(a)     Revenue recognition

The Group is an experiences platform connecting travelers with local merchants providing a vast array of activities, tours, attractions and other travel services around the world. Revenue from sales of experiences offerings is disaggregated based on the origination of transacting users of Asia Pacific (“APAC”) and rest of the world (“ROW”). APAC refers to Australia, Hong Kong SAR, India, Indonesia, Japan, Macau SAR, Malaysia, New Zealand, the Philippines, mainland China, Singapore, South Korea, Taiwan, Thailand and Vietnam.

Revenue from provision of services is recognized in the accounting period in which the services are rendered. Revenue from sales of goods is recognized when the control of the goods is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, revenue generated from provision of services and sales of goods may be recognized over time or at a point in time.

If contracts involve the sale of multiple services, the transaction price will be allocated to each performance obligation based on their relative stand-alone selling prices. If the stand-alone selling prices are not directly observable, they are estimated based on expected cost plus a margin or adjusted market assessment approach depending on the availability of observable information.

Sales of experiences offerings

The Group enters into contracts with merchants to allow the Group to sell the experiences offerings of the merchants through the Group’s online platform. When transacting users purchase experiences offerings through the Group’s online platform, payments are to be made from transacting users to the Group, which include amounts to be settled with the relevant merchants and the commission of the Group. These payments are collected through payment gateways. Contracts with transacting users are established when transacting users complete the relevant payments, which is also the time when the relevant digital voucher is provided to the transacting users. 24/7 customer service would then be provided to transacting user when needed. Credit period with payment gateways ranges from 2 to 30 days and credit period for contracts with merchants range from 7 to 30 days.

Revenue from the sale of experiences offerings are recognized at a point in time when the performance obligations are satisfied, which is at the time when the booking is confirmed, or at the time when the experiences occur, depending on the contracts and arrangements with the merchants.

The Group evaluates if it is an agent or a principal in a transaction to determine whether revenue should be recognized on either a net or gross basis.

Revenue is recognized on a net basis when the Group acts as an intermediate agent that does not control the offerings provided by merchants to transacting users and it does not assume inventory risk of such offerings. Such revenue represents the commissions earned by the Group as an intermediating agent between the transacting users and merchants, whereas merchants are considered as the customers of the Group for accounting purpose.

The Group recognizes revenue on a gross basis if the Group acts as a principal that pre-purchases the offerings and assumes inventory risk such as certain attraction admission tickets. Such revenue represents the total amount paid by the transacting users, as the customers of the Group for accounting purpose, where the cost of procuring the relevant offerings from merchants is included as part of the cost of revenue.

The Group may from time to time offer incentives to attract or engage with transacting users. When the Group acts as a principal, incentives offered to transacting users are accounted for as payments to customers and recorded as a reduction of revenue. Unless the Group receives a distinct service in return, for which such incentives offered are recorded as selling and marketing expenses in the Group’s consolidated statements of profit or loss.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2       Basis of preparation and changes in accounting policies (cont.)

2.2    Material accounting policy information (cont.)

When the Group acts as an agent, incentives offered to transacting users initiated by the Group are considered as selling and marketing expenses incurred. Incentives offered as instructed by and on behalf of merchants are accounted for as a payment on behalf of the merchant and account for as trade receivables, net in the consolidated balance sheets.

Advertising income

Revenue derived from advertising business is primarily from the provision of advertising solutions to tourism boards, merchants and business partners, where the Group facilitated them to promote an event or campaign or display destination-related advertisements on the Group’s mobile app, website or social platforms or through our marketing partners. Advertising income is recognized as revenue over the contractual period on a straight-line basis. The credit period for contract of advertising income ranges from 30 to 60 days.

User loyalty program

The Group has a user loyalty program where transacting users are awarded points on experiences booked and feedback shared on the Group’s platform. Awarded points can be used and redeemed in their future bookings based on the specific terms in the individual agreement. Accruals for awarded points are estimated based on the estimated utilization of awarded credits with reference to the past history of usage and recognized as a reduction from revenue. When the transacting users redeem the points or their entitlements expire, the user loyalty program reported within contract liability is reduced correspondingly.

Contract assets and contract liabilities

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract liability is the Group’s obligation to transfer services to its customer for which the Group has received consideration from the customer. Incremental costs incurred to obtain a contract, if recoverable, are capitalized and presented as contract assets and subsequently amortized when the related revenue is recognized.

(b)    Cost of revenue

Cost of revenue primarily consists of (i) cost of procuring experiences offerings, net of related rebates and incentives from merchants for which the Group recognize the revenue on a gross basis, and (ii) employee benefit expenses associated with merchant servicing personnel.

(c)     Principles of consolidation and equity accounting

(i)     Subsidiaries

Subsidiaries are all entities (including the WFOEs and VIEs for which the group entities are the primary beneficiary as stated in Note 1.2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2       Basis of preparation and changes in accounting policies (cont.)

2.2    Material accounting policy information (cont.)

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and balance sheet, respectively.

(ii)    Associates

Associates are entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (iv) below), after initially being recognized at cost.

(iii)   Joint ventures

Interests in joint ventures is accounted for using the equity method (see (iv) below), after initially being recognized at cost in the consolidated balance sheet.

(iv)   Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognizes the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to “share of losses of associates” and “share of loss of a joint venture” in the consolidated statements of profit or loss.

(d)    Financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

—     those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

—     those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2       Basis of preparation and changes in accounting policies (cont.)

2.2    Material accounting policy information (cont.)

For the assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held and the cash flow characteristics of the asset. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

See Note 29 for details about each type of financial asset. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in the consolidated profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which the Group classifies its debt instruments:

—     Financial assets at amortized cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in “other income, net” together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated statements of profit or loss.

—     Financial assets at FVPL

Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within “Fair value gains/(losses) on financial assets at fair value through profit or loss, net” in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in the consolidated profit or loss as other income when the Group’s right to receive payments is established.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2       Basis of preparation and changes in accounting policies (cont.)

2.2    Material accounting policy information (cont.)

Changes in the fair value of financial assets at FVPL are recognized in the profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see Note 3.1(b) for further details.

(e)     Share-based payments

Share-based compensation benefits are provided to grantees via the 2015 Stock Incentive Plan and 2016 Stock Incentive Plan. Information relating to these schemes is set out in Note 26.

Share options and restricted share units

The fair value of options and restricted share units granted under the 2015 Stock Incentive Plan or 2016 Stock Incentive Plan is recognized as a share-based payment expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options and restricted share units granted:

—     including any market performance conditions (e.g. the entity’s share price);

—     excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining a grantee of the entity over a specified time period); and

—     including the impact of any non-vesting conditions (e.g. the requirement for grantees to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options and restricted share units that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(f)     Offsetting financial instruments

Financial assets and liabilities are offset and the net amounts are included in the consolidated balance sheets where the Group currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Group has also entered into arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be set off in certain circumstances, such as bankruptcy or the termination of a contract.

(g)    Convertible preferred shares

The Group designated convertible preferred shares as financial liabilities at FVPL. They are initially recognized at fair value. Any directly attributable transaction costs are recognized as losses in the consolidated statements of profit or loss.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2       Basis of preparation and changes in accounting policies (cont.)

2.2    Material accounting policy information (cont.)

Subsequent to initial recognition, the convertible preferred shares are subsequently measured at fair value with changes in fair value recognized in profit or loss, except the change in fair value of the financial liability that is attributable to changes in the credit risk of that liability which is presented in other comprehensive income.

The convertible preferred shares are classified as non-current liabilities if the Group has a right to defer settlement of the liabilities for at least 12 months after the reporting period. Otherwise, they are classified as current liabilities.

3       Financial risk management

3.1    Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest-rate risk), credit risk and liquidity risk. The Group’s overall risk management policy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

(a)     Market risk

(i)     Foreign currency risk

The Group is exposed to foreign currency risk relating to various currencies, such as USD, Hong Kong dollars (“HKD”), Japanese yen (“JPY”), Singapore dollars (“SGD”), New Taiwan dollars (“TWD”) and various other currencies. HKD is pegged to USD, and therefore foreign currency risk exposure in USD is considered as minimal. For other foreign currencies, as each entity of the Group transacts mainly in its own functional currency, there are no significant foreign currency risks relating to future commercial transactions and recognized assets and liabilities.

The Group does not hedge its exposure to foreign currencies.

(ii)    Interest rate risk

Interest rate risk relates to the risk that the fair value or cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group interest rate risk arises primarily from short-term bank deposits, details of which are disclosed in Note 19. As all the Group’s short-term bank deposits were short-term in nature, any changes in the interest rate from time to time is not considered to have any significant impact to the Group’s financial performance.

(b)    Credit risk

(i)     Risk management

The Group’s credit risk arises from cash and cash equivalents, short-term bank deposits, pledged and restricted bank deposits, financial assets at fair value through profit or loss, trade receivables, other receivables and deposits. The Group places most of its cash and cash equivalents, short-term bank deposits and financial assets at fair value through profit or loss with financial institutions which have high credit quality and management continually monitors the credit worthiness of these financial institutions. For the credit risk related to trade receivables, in view of the history of business dealings with the customers and the sound collection history of the receivables due from them, management

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       Financial risk management (cont.)

3.1    Financial risk factors (cont.)

believes that there is no material credit risk inherent in the Group’s outstanding trade receivable. The carrying amounts of these balances represent the Group’s maximum exposure to credit risk in relation to financial assets which are stated as follows:

	2022	2023	2024
	USD’000	USD’000	USD’000
Trade receivables, net, other receivables and deposits	32,157	61,839	108,875
Financial assets at fair value through profit or loss	11,872	26,419	54,099
Pledged and restricted bank deposits	9,782	32,869	17,460
Short-term bank deposits	22,500	283	13,756
Cash and cash equivalents	131,819	135,460	146,410
Maximum exposure to credit risk	208,130	256,870	340,600

In respect of trade receivables, the Group collects consideration from transacting users principally via payment gateways. These payment gateways are with appropriate credit history and the Group performs credit evaluations of these payment gateways. Expected credit loss of trade receivables is determined based on the simplified approach under IFRS 9. Other receivables and deposits are mainly deposits placed with merchants that the Group has substantial transaction volume with. Management assessed credit risk over trade receivables, other receivables and deposits with reference to historical information of the default rates and financial position of the counterparties, and considered the relevant expected credit losses to be not material as at December 31, 2024, 2023 and 2022.

(i)     Impairment of financial assets

The Group has two types of financial assets that are subject to the expected credit loss model:

•        Trade receivables

•        Other financial assets at amortized costs

While cash and bank balances are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables, except for those individually significant trade receivables or trade receivables at default which are tested individually.

Measurement of expected credit loss on individual basis

Trade receivables relating to customers with known financial difficulties or significant doubt on collection of receivables are assessed individually for provision for impairment allowance. There was no individually assessed trade receivables as at December 31, 2024, 2023 and 2022.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       Financial risk management (cont.)

3.1    Financial risk factors (cont.)

Measurement of expected credit loss on collective basis

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of 12 months before the end of the reporting period, and the corresponding historical credit losses experienced within this period. The historical loss rates are further adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. Given the historical repayment record of trade receivables and the fact that the Group’s trade receivables are primarily aged within 30 days, management is of the opinion that the risk of default by these customers is minimal.

Trade receivables are written off when there is no reasonable expectation of recovery. Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

(c)     Liquidity risk

The Group has been maintaining sufficient cash and the availability of funding through an adequate amount of available credit facilities. Management aims to maintain flexibility in funding by keeping credit lines available. The Group has invested surplus funds in deposits with banks.

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period from the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months approximate their carrying balances, as the impact of discounting is not significant.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Total
	USD’000	USD’000	USD’000	USD’000
At December 31, 2022
Convertible preferred shares	—	1,061,347	—	1,061,347
Trade and other payables	77,309	—	—	77,309
Lease liabilities	4,790	2,754	523	8,067
	82,099	1,064,101	523	1,146,723

At December 31, 2023
Convertible preferred shares	—	1,223,679	—	1,223,679
Trade and other payables	125,322	—	—	125,322
Lease liabilities	3,774	1,555	82	5,411
	129,096	1,225,234	82	1,354,412

At December 31, 2024
Convertible preferred shares	—	1,394,909	—	1,394,909
Trade and other payables	175,514	—	—	175,514
Lease liabilities	3,498	1,673	818	5,989
	179,012	1,396,582	818	1,576,412

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       Financial risk management (cont.)

3.2    Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern and to support the growth of the Group through review of the capital structure periodically and balance the overall capital structure through issuance of new ordinary shares as well as the issuance or repurchase of convertible preferred shares. No changes were made in the objectives, policies or processes during the years ended December 31, 2024, 2023 and 2022.

3.3    Fair value estimation

Fair value measurements

Financial assets and liabilities measured at fair values in the consolidated financial statements are grouped into three levels of a fair value hierarchy.

The table below analyses the Group’s financial instruments carried at fair value as at December 31, 2024, 2023 and 2022 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•        Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•        Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•        Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Group engages third party qualified valuers to perform the valuation for financial instruments that are measured at fair value on a recurring basis. The directors of the Company and their senior executives work closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model.

The following table presents the Group’s assets/(liabilities) that are measured at fair value:

	2022	2023	2024	Fair value hierarchy
	USD’000	USD’000	USD’000
Financial assets at FVPL
– treasury products	11,000	26,311	53,100	Level 2
– equity instruments of unlisted companies	4,916	5,431	8,427	Level 3
– debt instruments	—	—	999	Level 3
– convertible loan	872	108	—	Level 3
Convertible preferred shares	(900,443)	(1,034,138)	(1,161,243)	Level 3

There were no transfers between the three levels during the years ended December 31, 2024, 2023 and 2022.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3       Financial risk management (cont.)

3.3    Fair value estimation (cont.)

The Group engaged external valuers to perform the valuations of certain investments in equity instruments of unlisted companies and the Company’s convertible preferred shares for financial reporting purposes. The quantitative information about the significant unobservable inputs used in level 3 fair value measurements of these financial assets and liabilities are listed below.

Investments in equity instruments of unlisted companies

Unobservable input	2022	2023	2024
Risk-free interest rate	4.2%	4.0% – 4.1%	4.0% – 4.2%
Discount for lack of marketability (“DLOM”)	31.0%	25.0%	20.0% – 25.0%
Expected volatility	55.9%	52.0% – 53.0%	44.0% – 52.0%

The fair values of investments in equity instruments of unlisted companies were determined by the management of the Company mainly using market approach. Risk-free interest rate was based on the yields of US Government Bonds with maturities similar to the expected time for a liquidity or redemption event to take place. The DLOM was estimated based on the Black-Scholes Model. Expected volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for a period from the respective valuation date and with similar span as time to expiration.

For the unobservable inputs above, the higher the relevant inputs, the lower the corresponding fair values.

Convertible preferred shares

Unobservable input	2022	2023	2024
Discount rate	18.0%	16.0%	20.0%
DLOM	11.0%	11.0%	9.0%
Expected volatility	50.0%	50.0%	45.0%

Discount rate was estimated by weighted average cost of capital as at each valuation date. The DLOM was estimated based on the Black-Scholes Model. Expected volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before respective valuation date and with similar span as time to expiration. In addition to the assumptions adopted above, the Company’s projections of future performance were also factored into the determination of the fair value of the preferred shares on each valuation date.

For the years ended December 31, 2024, 2023 and 2022, if the discount rate had increased/decreased by 1% with all other variables held constant, the loss before income tax would decrease/increase by approximately USD64,853,000 and USD72,629,000, USD68,000,000 and USD79,000,000, and USD74,000,000 and USD85,000,000, respectively.

For the years ended December 31, 2024, 2023 and 2022, if the DLOM had increased/decreased by 1% with all other variables held constant, the loss before income tax would decrease/increase by approximately USD12,761,000, USD11,620,000 and USD10,117,000, respectively.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Save as disclosed elsewhere in these consolidated financial statements, the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4       Critical accounting estimates and judgements

(a)     Fair value of financial assets at FVPL and convertible preferred shares

The fair values of equity instruments of unlisted companies, convertible loan and the debt instrument are estimated using (i) market approach (ii) reference to comparable recent arm’s length transactions and (iii) income approach. The fair value of the Group’s treasury products is determined based on the expected return rate provided by the underlying bank. The convertible preferred shares issued by the Company are not traded in an active market and the respective fair value is determined by using valuation techniques. The Group has used the income approach and equity allocation model to determine the fair value of the convertible preferred shares. Key assumptions, such as expected volatility, discount rate, DLOM for convertible preferred shares are disclosed in Notes 3.3 above.

(b)    Share-based compensation expenses

The Group operates a number of share-based compensation plans, under which the Group receives services from employees as consideration for equity instruments (share options and RSUs) of the group. The Group use binomial model to determine the fair value of the share options and RSUs granted to employees which are expensed over the vesting period. Significant judgement on parameters, such as risk-free rate, dividend yield and the expected volatility, are required to be exercised by the management.

(c)     Consolidation of VIEs

Saved as disclosed in Note 1.2, the Group obtained control over the PRC VIE and the Taiwan VIE by entering into a series of contractual arrangements with these VIEs and their respective Nominee Shareholders.

5       Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence the Group has only one operating segment.

The following table shows information for revenue and non-current assets by geographic area. Revenue by geographic area is based on the country/region where the legal entity resides and where revenue is generated. Non-current assets by geographic area are based on the ownership of the non-current assets of the legal entity located in that country/region. Non-current assets presented below represent plant and equipment, intangible assets, right-of-use assets, investments in associates and investment in a joint venture.

	2022	2023	2024
	USD’000	USD’000	USD’000
Revenue
Hong Kong SAR	111,663	285,323	347,487
Taiwan	14,626	33,232	42,187
Others	2,331	16,614	27,438
	128,620	335,169	417,112

No customer accounted for more than 10% of the Group’s consolidated revenue for the years ended December 31, 2024, 2023 and 2022.

	2022	2023	2024
	USD’000	USD’000	USD’000
Non-current assets
Singapore	1,367	31,911	29,515
Hong Kong SAR	9,015	7,210	6,577
Mainland China	3,777	4,833	9,989
Others	4,319	5,225	3,034
	18,478	49,179	49,115

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6       Revenue

Revenue from sales of experiences offerings disaggregated based on the origination of transacting users is summarized as follows:

	2022	2023	2024
	USD’000	USD’000	USD’000
Sales of experiences offerings
APAC	117,805	303,314	361,262
ROW	7,327	24,807	49,060
	125,132	328,121	410,322
Advertising income	3,488	7,048	6,790
	128,620	335,169	417,112
Timing of revenue recognition
A point in time	125,132	328,121	410,322
Over time	3,488	7,048	6,790
	128,620	335,169	417,112

7       Expenses by nature

	2022	2023	2024
	USD’000	USD’000	USD’000
Employee benefit expenses (Note 8)	75,547	86,231	100,312
Promotion and advertising expenses	38,619	75,028	113,593
Order management expenses	13,336	36,443	47,824
Cloud service fees and software license expenses	9,481	14,040	19,980
Depreciation and amortization	7,119	7,032	8,134

8       Employee benefit expense (including directors’ emoluments)

	2022	2023	2024
	USD’000	USD’000	USD’000
Wages and salaries and bonus	59,794	67,335	79,534
Pension costs – defined contributions	7,326	8,353	9,565
Share-based payment expenses (Note 26)	6,741	8,398	8,749
Other employee benefits	1,686	2,145	2,464
	75,547	86,231	100,312

9       Finance costs, net

	2022	2023	2024
	USD’000	USD’000	USD’000
Finance income
– Interest income	1,873	2,764	1,744
Finance costs
– Exchange losses, net	(2,853)	(6,944)	(5,679)
– Interest expenses on lease liabilities (Note 14)	(319)	(259)	(285)
– Bank interest expenses	(7)	(12)	(45)
	(3,179)	(7,215)	(6,009)

Finance costs, net	(1,306)	(4,451)	(4,265)

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10     Income tax expenses

No provision for income tax expenses has been made for companies operating in the British Virgin Islands during the years ended December 31, 2024, 2023 and 2022 as they are not subject to any tax.

Taxation on overseas profits is calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the territories in which the Group operates, including but not limited to Hong Kong, mainland China, Singapore and Taiwan with the range from 5% to 20% for the years ended December 31, 2024, 2023 and 2022.

The amount of income tax expenses charged to the consolidated statements of profit or loss represents:

	2022	2023	2024
	USD’000	USD’000	USD’000
Current income tax:
Other jurisdictions	230	471	671

The income tax expenses on the Group’s loss before tax differs from the theoretical amount that would arise using the taxation rate of respective regions of the Group as follows:

	2022	2023	2024
	USD’000	USD’000	USD’000
Loss before income tax	(122,622)	(141,801)	(98,603)
Tax calculated at domestic tax rates applicable in the respective countries	(15,173)	(10,413)	(4,202)
Income not subject to tax	(684)	(610)	(2,330)
Expenses not deductible for tax purposes	915	1,922	300
Tax losses not recognized	16,823	10,401	7,147
Utilization of previously unrecognized tax losses	(1,651)	(829)	(244)
	230	471	671

Deferred income tax assets are recognized for tax losses carrying forwards to the extent that realization of the related tax benefits through the future taxable profits is probable. As at December 31, 2024, 2023 and 2022, the accumulated tax losses of approximately USD630,428,000, USD583,324,000, and USD522,834,000, respectively, are allowed to be carried forward to offset against future taxable profits. These tax losses can be carried forward indefinitely.

11     Loss per share

Basic and diluted loss per share reflecting the effect of the issuance of ordinary shares by the Company are presented as follows.

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding.

	2022	2023	2024
Numerator:
Loss attributable to owners of the Company (USD’000)	(122,705)	(142,245)	(99,260)

Denominator:
Weighted average number of ordinary shares outstanding (in’000 shares)	93,777	95,071	98,260

Loss per share attributable to owners of the Company (USD)	(1.31)	(1.50)	(1.01)

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11     Loss per share (cont.)

Share options, restricted share units and convertible preferred shares are considered as potential dilutive shares throughout the reporting periods. However, the Group was making losses over the years presented, the potential dilutive shares have anti-dilutive effect on loss per share if they are converted to ordinary shares. Therefore, diluted loss per share is equivalent to basic loss per share.

12     Plant and equipment

	Leasehold improvements	Furniture and fixtures	Computer equipment	Total
	USD’000	USD’000	USD’000	USD’000
At January 1, 2022
Cost	5,718	416	4,708	10,842
Accumulated depreciation	(4,992)	(356)	(3,065)	(8,413)
Net book amount	726	60	1,643	2,429

Year ended December 31, 2022
Opening net book amount	726	60	1,643	2,429
Additions	297	23	696	1,016
Disposals	—	—	(24)	(24)
Depreciation (Note 7)	(724)	(51)	(787)	(1,562)
Exchange differences	(28)	(4)	(88)	(120)
Closing net book amount	271	28	1,440	1,739

At December 31, 2022
Cost	5,747	414	5,120	11,281
Accumulated depreciation	(5,476)	(386)	(3,680)	(9,542)
Net book amount	271	28	1,440	1,739

Year ended December 31, 2023
Opening net book amount	271	28	1,440	1,739
Additions	955	56	1,462	2,473
Disposals	(12)	—	(68)	(80)
Depreciation (Note 7)	(330)	(28)	(841)	(1,199)
Exchange differences	(3)	(1)	(25)	(29)
Closing net book amount	881	55	1,968	2,904

At December 31, 2023
Cost	6,621	446	5,791	12,858
Accumulated depreciation	(5,740)	(391)	(3,823)	(9,954)
Net book amount	881	55	1,968	2,904

Year ended December 31, 2024
Opening net book amount	881	55	1,968	2,904
Additions	919	52	1,040	2,011
Disposals	(9)	—	(22)	(31)
Depreciation (Note 7)	(732)	(30)	(906)	(1,668)
Exchange differences	(33)	(1)	(51)	(85)
Closing net book amount	1,026	76	2,029	3,131

At December 31, 2024
Cost	7,405	483	5,836	13,724
Accumulated depreciation	(6,379)	(407)	(3,807)	(10,593)
Net book amount	1,026	76	2,029	3,131

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13     Intangible assets

	Goodwill	Software and development costs	Trademark	Operating license	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
At January 1, 2022
Cost	4,932	3,972	2,091	4,526	15,521
Accumulated amortization and impairment	(4,932)	(1,494)	(366)	(13)	(6,805)
Net book amount	—	2,478	1,725	4,513	8,716

Year ended December 31, 2022
Opening net book amount	—	2,478	1,725	4,513	8,716
Additions	—	713	—	—	713
Amortization (Note 7)	—	(575)	(198)	(19)	(792)
Exchange differences	—	(91)	(49)	(1)	(141)
Closing net book amount	—	2,525	1,478	4,493	8,496

At December 31, 2022
Cost	4,932	4,577	2,135	4,526	16,170
Accumulated amortization and impairment	(4,932)	(2,052)	(657)	(33)	(7,674)
Net book amount	—	2,525	1,478	4,493	8,496

Year ended December 31, 2023
Opening net book amount	—	2,525	1,478	4,493	8,496
Additions	—	2,455	—	—	2,455
Amortization (Note 7)	—	(877)	(189)	(18)	(1,084)
Exchange differences	—	(43)	1	(2)	(44)
Closing net book amount	—	4,060	1,290	4,473	9,823

At December 31, 2023
Cost	4,932	6,982	2,135	4,526	18,575
Accumulated amortization and impairment	(4,932)	(2,922)	(845)	(53)	(8,752)
Net book amount	—	4,060	1,290	4,473	9,823

Year ended December 31, 2024
Opening net book amount	—	4,060	1,290	4,473	9,823
Additions	—	5,782	—	—	5,782
Amortization (Note 7)	—	(857)	(186)	(18)	(1,061)
Exchange differences	—	(189)	(2)	(2)	(193)
Closing net book amount	—	8,796	1,102	4,453	14,351

At December 31, 2024
Cost	4,932	12,552	2,135	4,526	24,145
Accumulated amortization and impairment	(4,932)	(3,756)	(1,033)	(73)	(9,794)
Net book amount	—	8,796	1,102	4,453	14,351

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14     Leases

(a)     Amounts recognized in the consolidated balance sheet

	2022	2023	2024
	USD’000	USD’000	USD’000
Right-of-use assets
– Office premises	7,443	4,871	5,196

Lease liabilities
Within 1 year	4,549	3,669	3,338
Over 1 year	3,254	1,466	2,459
	7,803	5,135	5,797

There were additions to the right-of-use assets of approximately USD6,719,000, USD2,469,000 and USD5,788,000 during the years ended December 31, 2024, 2023 and 2022 respectively. During the years ended December 31, 2024, 2023 and 2022, there were disposal of right-of-use asset resulted from termination of office premises leases of approximately USD785,000, USD182,000 and USD1,948,000 respectively.

(b)    Amounts recognized in the consolidated statements of profit or loss

	2022	2023	2024
	USD’000	USD’000	USD’000
Depreciation of right-of-use assets
– Office premises (Note 7)	4,765	4,749	5,405

Interests on lease liabilities (Note 9)	319	259	285
Expenses relating to short-term leases	420	678	853

During the years ended December 31, 2024, 2023 and 2022 the total cash outflow for leases was approximately USD6,150,000, USD5,733,000 and USD5,493,000 respectively.

(c)     The Group’s leasing activities and how these are accounted for

The Group leases various office premises. Rental contracts are typically made for fixed terms of 1 to 3 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease arrangements do not impose any covenants.

15     Investments in associates

	2022	2023	2024
	USD’000	USD’000	USD’000
At the beginning of the year	739	800	1,029
Addition	120	233	111
Disposal	—	—	(52)
Share of losses of associates	(44)	(4)	(660)
Exchange differences	(15)	—	(16)
At the end of the year	800	1,029	412

As at December 31, 2024, 2023 and 2022, there are no significant contingent liabilities and capital commitment relating to the Group’s interest in associates.

None of the investments as at December 31, 2024, 2023 and 2022 is significant.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16     Investment in a joint venture

	2022	2023	2024
	USD’000	USD’000	USD’000
At the beginning of the year	—	—	30,552
Addition	—	31,445	—
Share of loss of a joint venture	—	(897)	(3,830)
Exchange differences	—	4	(697)
At the end of the year	—	30,552	26,025

Details of the investment in a joint venture of the Group as at December 31, 2024, 2023 and 2022 are summarized below:

Name of Entity	Place of establishment	Particular of issued/paid-in capital	% of interest held indirectly			Principal activities
			2022	2023	2024
ALMOSAFER Marketplace For Travel And Tourism	Saudi Arabia	SAR500,000	—	50%	50%	Provision of travel agency services

In February 2022, the Group entered into agreements with an independent third party to incorporate ALMOSAFER Marketplace For Travel And Tourism (“ALMOSAFER”), a limited liability company in Saudi Arabia. The Group injected share capital of SAR250,000 (equivalent to approximately USD68,000) into ALMOSAFER in June 2023.

Pursuant to the agreements, the Group has obligations to provide non-cash technology contributions to ALMOSAFER and has granted royalty-free license for the right to use the technology over the term of the agreements. At inception, the aggregated value of these obligations of USD31,377,000 is recognized as investment cost and contract liabilities in the consolidated balance sheets of the Group, of which the contract liabilities will be utilized and reversed over the term of the agreements in the consolidated profit or loss.

During the years ended December 31, 2024, 2023 and 2022, reversal of contract liabilities related to investment in a joint-venture of USD6,280,000, USD523,000 and nil, respectively, was presented in the consolidated statements of profit or loss and the carrying amount of the contract liabilities was USD24,007,000, USD30,737,000 and nil as at December 31, 2024, 2023 and 2022 (Note 21). As at December 31, 2024, the aggregated value of non-cash technology contributions to the remaining performance obligation of USD6,130,000 is expected to be reversed in the consolidated profit or loss within one year and the remaining amount of USD17,877,000 is expected to be reversed between 1 to 4 years.

The information below reflects the amounts presented in the financial statements of the joint venture. There are no significant differences in accounting policies between the Group and its joint venture:

	2023	2024
	USD’000	USD’000
Summarized statements of profit or loss
Revenue	—	8
Operating loss	(1,794)	(7,668)
Total comprehensive loss	(1,794)	(7,660)

Summarized balance sheets
Non-current assets	55,540	43,780
Current assets	6,800	8,969
Non-current liabilities	(70)	(59)
Current liabilities	(1,166)	(640)
Net assets	61,104	52,050

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16     Investment in a joint venture (cont.)

Reconciliation to carrying amounts:

	2023	2024
	USD’000	USD’000
Net assets at the beginning of the year	—	61,104
Capital contribution to the joint venture	62,890	—
Loss of the joint venture for the year	(1,794)	(7,660)
Exchange differences	8	(1,394)
Net assets at the end of the year	61,104	52,050
Percentage of equity interests held by the Group	50%	50%
Net assets attributable to the Group	30,552	26,025

Carrying amount of the Group at the end of the year	30,552	26,025

As at December 31, 2024, 2023 and 2022, there are no significant contingent liabilities and capital commitment relating to the Group’s interest in the joint venture.

17     Trade receivables, net, other receivables, deposits and prepayment

	2022	2023	2024
	USD’000	USD’000	USD’000
Trade receivables, net	24,392	41,764	50,580
Prepayment and deposit to merchants	35,784	73,742	56,733

Other receivables, deposits and prepayment	8,730	9,046	11,460
Receivable from the issuance of convertible preferred shares (Note 25)*	—	—	49,900
	68,906	124,552	168,673
Less: Long-term deposits	(910)	(755)	(777)
	67,996	123,797	167,896

____________

*       Receivable from the issuance of convertible preferred shares was subsequently received in full in April 2025.

18     Pledged and restricted bank deposits

	2022	2023	2024
	USD’000	USD’000	USD’000
Pledged and restricted bank deposits	9,782	32,869	17,460

As at December 31, 2024, 2023 and 2022, the pledged and restricted bank deposits mainly represented balances restricted pursuant to guarantees to the Group’s merchants issued by financial institutions and mainly denominated in USD.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19     Cash and cash equivalents and short-term bank deposits

	2022	2023	2024
	USD’000	USD’000	USD’000
Cash and cash equivalents
Cash at bank and on hand	131,819	135,460	146,410
Short-term bank deposits
Deposits with banks with original maturities more than three months	22,500	283	13,756

Cash and cash equivalents and short-term bank deposits are mainly denominated in USD, RMB and JPY.

As at December 31, 2024, 2023 and 2022, the Group held certain treasury products of USD53,100,000, USD26,311,000 and USD11,000,000 respectively, which have been classified as financial assets at fair value through profit or loss (Note 24).

As at December 31, 2024, 2023 and 2022, total cash and cash equivalents and short-term bank deposits, pledged and restricted bank deposits, financial assets at fair value through profit or loss have an aggregated total of USD230,726,000, USD194,923,000 and USD175,101,000 respectively.

Revision of previously issued financial statements

As at December 31, 2024, 2023 and 2022, cash and cash equivalents and short-term bank deposits of USD160,166, USD135,743, and USD154,319, respectively, as previously reported have been revised to be presented separately as “cash and cash equivalents” and “short-term bank deposits” in the consolidated balance sheets. This revision is not considered material to the previously issued financial statements.

20     Trade and other payables

	2022	2023	2024
	USD’000	USD’000	USD’000
Trade payables	61,261	105,971	143,879
Payables for operating expenses and others	38,165	41,381	56,401
	99,426	147,352	200,280

21     Contract liabilities

	2022	2023	2024
	USD’000	USD’000	USD’000

User loyalty program	1,387	4,996	4,255

Sales of experiences offerings (Note)	21,645	65,119	74,962
Liabilities in relation to license of right to use of intellectual property and maintenance services (Note 16)	—	30,737	24,007
	23,032	100,852	103,224
Less: Non-current portion (Note 16)	—	(24,579)	(17,877)
	23,032	76,273	85,347

____________

Note:

As at December 31, 2023, USD65,119,000 (2022: USD21,645,000) represented consideration received in advance from transacting users reported within contract liabilities, of which USD59,923,000 (2022: USD18,007,000) was applied to revenue in the following year. As at December 31, 2024, 2023 and 2022, majority of the balance was expected to be applied to revenue or repayable within one year.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22     Share capital

Authorized:

	Number of shares	Par value per share	Share capital
			USD’000
At January 1, 2023, December 31, 2023 and 2024	3,300,184,800	USD0.0001515	500

Issued and fully paid:

	Number of shares	Par value per share	Share capital
			USD’000
At January 1, 2022	93,628,294	USD0.0001515	14
Exercise of share options	412,680	USD0.0001515	—
At December 31, 2022	94,040,974		14

At January 1, 2023	94,040,974	USD0.0001515	14
Exercise of share options	3,613,424	USD0.0001515	1
At December 31, 2023	97,654,398		15

At January 1, 2024	97,654,398	USD0.0001515	15
Exercise of share options	1,225,578	USD0.0001515	—
At December 31, 2024	98,879,976		15

23     Other reserves

	Share premium	Capital redemption reserve	Share option reserve	Foreign currency translation reserve	Others (Note)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At January 1, 2022	22,471	(6,650)	5,124	(11,986)	83,619	92,578
Currency translation differences	—	—	—	2,137	—	2,137
Fair value changes of convertible preferred shares due to own credit risk	—	—	—	—	(30,535)	(30,535)
Share-based payment expenses	—	—	6,741	—	—	6,741
Share options exercised	893	—	(870)	—	—	23
Share options lapsed	—	—	(541)	—	—	(541)
At December 31, 2022	23,364	(6,650)	10,454	(9,849)	53,084	70,403

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23     Other reserves (cont.)

	Share premium	Capital redemption reserve	Share option reserve	Foreign currency translation reserve	Others (Note)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At January 1, 2023	23,364	(6,650)	10,454	(9,849)	53,084	70,403
Currency translation differences	—	—	—	477	—	477
Fair value changes of convertible preferred shares due to own credit risk	—	—	—	—	(20,789)	(20,789)
Share-based payment expenses	—	—	8,398	—	—	8,398
Share options exercised	8,249	—	(7,894)	—	—	355
Share options lapsed	—	—	(229)	—	—	(229)
At December 31, 2023	31,613	(6,650)	10,729	(9,372)	32,295	58,615

At January 1, 2024	31,613	(6,650)	10,729	(9,372)	32,295	58,615
Currency translation differences	—	—	—	(5,546)	—	(5,546)
Fair value changes of convertible preferred shares due to own credit risk	—	—	—	—	2,327	2,327
Share-based payment expenses	—	—	8,749	—	—	8,749
Share options exercised	1,632	—	(1,569)	—	—	63
Share options lapsed	—	—	(627)	—	—	(627)
At December 31, 2024	33,245	(6,650)	17,282	(14,918)	34,622	63,581

____________

Note: Others represent the fair value changes on the convertible preferred shares relating to the Group’s own credit risk recognized in other comprehensive income.

24     Financial assets at fair value through profit or loss

	2022	2023	2024
	USD’000	USD’000	USD’000
Non-current assets
Investments in equity instruments of unlisted companies (Note (i))	4,916	5,431	8,427
Convertible loan (Note (ii))	872	108	—
Debt instruments (Note (iii))	—	—	999
	5,788	5,539	9,426

Current asset
Treasury products (Note (iv))	11,000	26,311	53,100

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24     Financial assets at fair value through profit or loss (cont.)

Movement of the Group’s financial assets at FVPL for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Investments in unlisted companies (Note (i))	Convertible loan (Note (ii))	Debt instruments (Note (iii))	Treasury products (Note (iv))	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
At January 1, 2022	2,770	—	—	—	2,770
Additions	2,000	872	—	40,178	43,050
Disposal	—	—	—	(29,178)	(29,178)
Fair value gain, net	164	—	—	—	164
Exchange differences	(18)	—	—	—	(18)
At December 31, 2022	4,916	872	—	11,000	16,788

At January 1, 2023	4,916	872	—	11,000	16,788
Additions	—	—	—	118,985	118,985
Disposal	—	—	—	(103,787)	(103,787)
Fair value gain/(loss), net	524	(761)	—	113	(124)
Exchange differences	(9)	(3)	—	—	(12)
At December 31, 2023	5,431	108	—	26,311	31,850

At January 1, 2024	5,431	108	—	26,311	31,850
Additions	1,068	—	1,503	223,920	226,491
Disposal	—	—	—	(200,404)	(200,404)
Fair value gain/(loss), net	1,949	(108)	(483)	3,847	5,205
Exchange differences	(21)	—	(21)	(574)	(616)
At December 31, 2024	8,427	—	999	53,100	62,526

____________

Notes:

(i)      The Group’s investments in the ordinary shares and convertible preferred shares in certain unlisted investees are described below.

          Company A is a company incorporated in Vietnam principally engaged in development of online bus ticket booking platform and provision of relevant services. In October 2021, the Group acquired ordinary shares and convertible preferred shares of company A at a consideration of USD2,355,000. As at December 31, 2024, 2023 and 2022, the fair value of the Group’s investments in company A was determined using market approach.

          Company B is a company incorporated in Korea principally engaged in development of mobility-as-a-service (MaaS) platform and provision of car-rental related services. In July 2021, the Group acquired convertible preferred shares of this company, representing 0.90% of the company’s equity interest, at a consideration of USD415,000. As at December 31, 2024, 2023 and 2022, the fair value of the Group’s investments in the company B was determined using market approach.

          Company C is a company incorporated in Taiwan principally engaged in development of online hotel and vacation rental booking platform. In July 2022, the Group acquired convertible preferred shares of company C, representing 2.44% equity interest of the company, at a consideration of USD2,000,000. As at December 31, 2024, 2023 and 2022, the fair value of the Group’s investments in company C was determined using market approach.

(ii)     During the year ended December 31, 2022, the Group’s investment in convertible loan measured at FVPL represents the convertible loan of HKD6,800,000 (equivalent to approximately USD872,000) issued by company D, a company incorporated in Singapore, which operates indoor kids playground in Asia.

(iii)    As at December 31, 2024, the Group’s debt instrument measured at FVPL represented the loan receivables of SGD2,000,000 (equivalent to approximately USD1,503,000) issued by company D with variable return. As at December 31, 2024, the fair value of the Group’s debt instrument was determined using income approach.

(iv)    During the years ended December 31, 2024, 2023 and 2022, the Group invested approximately USD223,920,000, USD118,985,000 and USD40,178,000 in treasury products issued by various financial institutions respectively.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25     Convertible preferred shares

Since the date of incorporation, the Company has completed several rounds of financing by issuing of convertible preferred shares (“Preferred Shares”). For details, please refer to below table:

	Date of issuance	Average issuance price (USD per share)	Number of shares	Total consideration USD
Series Seed Preferred Shares	April 21, 2015	0.0500	13,318,909	665,945
Series A Preferred Shares	January 29, 2016	0.1841	22,786,580	4,195,009
Series B Preferred Shares
– Series B-1 Preferred Shares	November 10, 2016	0.2761	2,931,040	809,260
– Series B-2 Preferred Shares	November 10, 2016	0.3616	9,514,760	3,440,537
– Series B-3 Preferred Shares	February 10, 2017	0.4373	38,379,120	16,783,189
Series C Preferred Shares	October 13, 2017	1.6042	32,289,960	51,799,554
Series D Preferred Shares	May 10, 2018	3.9522	47,378,352	187,248,722
Series D+ Preferred Shares	April 11, 2019	5.0959	44,133,681	224,900,000
Series E Preferred Shares	November 18, 2020	4.0246	50,275,615	202,341,268
Series E+ Preferred Shares	July 21, 2023, Nov 17, 2023, Jan 22, 2024 and Oct 25, 2024	4.3741	37,063,368	162,099,850

____________

#        All figures excluded the shares repurchased

Key terms of the convertible preferred shares are summarized as below:

(a)     Dividend rights

Each holder of Series A, Series B, Series C, Series D, Series D+, Series E and Series E+ Preferred Shares shall be entitled to receive from the Company on the preferential basis, out of funds legally available therefore, non-cumulative dividends per Preferred Shares held by such holder accrued at the rate of 8% of the applicable original issue price per annum, when and if declared by the board.

After payment or setting aside for dividends to the holders of Series A, Series B, Series C, Series D, Series D+, Series E and Series E+ Preferred Shares as mentioned above, and in the event the Company further declares dividend or distribution in cash or in kind, any additional dividends shall be distributed ratably among all Shareholders according to the relative number of ordinary shares held by such shareholder on an as-if-converted basis, including the holders of Series Seed, Series A, Series B, Series C, Series D, Series D+, Series E and Series E+ Preferred Shares.

(b)    Conversion feature

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of its Preferred Shares into fully paid and ordinary shares at any time. The Preferred Shares shall automatically be converted into fully paid and ordinary shares on the consummation of a qualified initial public offering.

(c)     Redemption feature

In respect of Series A, Series B, Series C, Series D, Series D+, Series E and Series E+ Preferred Shares, after the earlier of the respective redemption start date or the occurrence of a material breach of any of the representations, warranties, covenants or undertakings under the sales and purchase agreements of the Preferred Shares, at the option of a holder of the Preferred Shares, the Company shall, pursuant to the written request of the requesting holders, redeem all, or any, of the issued and outstanding Preferred Shares held by the requesting holders. The redemption price shall be paid by the Company to the Preferred Shares holders in amount equal to the aggregate of (i), (ii) and (iii) below: (i) 100% of the issue price on each Preferred Share; (ii) compound annual interest calculated at the respective applicable redemption interest rate on the issue price on each Preferred Share accrued during the period from the issue date of each Preferred Share until the date of receipt by the holder of full redemption amount for such Preferred Share; and (iii) all declared but unpaid dividends thereon.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25     Convertible preferred shares (cont.)

The redemption start date of Series A, B-1, B-2, B-3, C, D, D+, E and E+ Preferred Shares has been revised to January 1, 2027. The Series Seed Preferred Shares have no redemption features.

(d)    Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the members of the Company shall be made in the following manner (after satisfaction of all creditors’ claims and claims that may be preferred by law):

Each holder of Series A, Series B, Series C, Series D, Series D+, Series E and Series E+ Preferred Shares shall be entitled to receive the liquidation preference amount for each series of Preferred Shares the holder holds on the preferential basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of other series of Preferred Shares and ordinary shares. The liquidation preference amounts and sequence for each series of preferred shares are as follows:

First, Series E+ Preferred Shares: 100% of the applicable issue price plus compounded annual interests at 8% per annum, plus all accrued but unpaid dividends;

Second, Series E and Series D+ Preferred Shares: For Series E, 100% of the applicable issue price plus compounded annual interests at 8% per annum, plus all accrued but unpaid dividends; For Series D+, 100% of the applicable issue price plus all accrued but unpaid dividends;

Third, Series D Preferred Shares: 100% of the applicable issue price plus all accrued but unpaid dividends;

Fourth, Series C: 120% of the applicable issue price plus all accrued but unpaid dividends;

Fifth, Series B-1, Series B-2 Preferred Shares and Series B-3 Preferred Shares: For Series B-1, Series B-2 Preferred Shares, 120% of the applicable issue price plus all accrued but unpaid dividends; For Series B-3 Preferred Shares, 100% of the applicable issue price plus all accrued but unpaid dividends;

Sixth, Series A Preferred Shares: 120% of the applicable issue price plus all accrued but unpaid dividends.

After aforementioned setting aside or payment to each holder of preferred shares, all remaining assets of the Company and proceeds arising from a liquidation, dissolution or winding up of the Company available for distribution shall be distributed ratably among the holders in the following order as chosen by the holders of more than 50% of Series Seed Preferred Shares:

(i)     Each holder of the Series Seed Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Ordinary Shares, for each Series Preferred Shares held by such holder, an amount equal to the aggregate of issue price and a simple interest accrued of 8% per annum, plus all declared but unpaid dividends. Any remaining assets and proceeds shall be distributed ratably among the holders of the outstanding ordinary shares and all series of Preferred Shares excluding any Series Seed Preferred Shares (on an as-if-converted basis); or

(ii)    The remaining assets and proceeds shall be distributed ratably among the holders of the outstanding ordinary shares and all series of Preferred Shares (on an as-if-converted basis).

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25     Convertible preferred shares (cont.)

(e)     Voting rights

Each holder of Preferred Shares shall be entitled to the number of votes equal to the number of ordinary shares into which the convertible preferred shares held by such holder could be converted as of the date of shareholder meeting.

The Group does not bifurcate any embedded derivatives from the host instruments and designates the entire instruments as financial liabilities at fair value with the changes in the fair value recognized in “losses related to convertible preferred shares” in the profit or loss, except for the portion due to the Company’s own credit risk which is recognized in other comprehensive income.

The Group used the back-solve method and income approach to determine the underlying equity value of the Company as of the dates of issuance and at the end of each reporting period, respectively. The Group adopted equity allocation model to determine the respective fair values of the Preferred Shares and Ordinary Shares.

The movement of the convertible preferred shares is set out as below:

	2022	2023	2024
	USD’000	USD’000	USD’000
At the beginning of the year	846,897	900,443	1,034,138
Issuance of Series E+ Preferred Shares, net of transaction costs (Note (i))	—	44,489	113,614
Repurchase of Series E Preferred Shares	—	—	(50,000)
Losses related to convertible preferred shares	23,002	68,145	61,830
Changes in fair value due to own credit risk recognized in other comprehensive income	30,535	20,789	(2,327)
Currency translation differences	9	272	3,988
At the end of the year	900,443	1,034,138	1,161,243

____________

Note:

(i)      The amount represents the proceeds from the issuance of Series E+ Convertible Preferred Shares net with transaction costs of approximately USD1,886,000 (2023: USD2,111,000).

26     Share-based payment

The establishment of the 2015 Stock Incentive Plan and 2016 Stock Incentive Plan were approved by the board of directors at the board meeting on December 31, 2015 and December 31, 2016, respectively. The 2015 Stock Incentive Plan and 2016 Stock Incentive Plan are designed to provide long-term incentives for grantees to deliver long-term shareholder returns. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

(a)     Share option plan

The amount of share options that will vest over the vesting period up to 4 years. Once granted, the options remain exercisable for a period of 10 years, unless the grantee’s employment is terminated which results in the remain exercisable for a period of 3 months since the date of termination.

Options are granted under the plan and carry no dividend or voting rights. When exercisable and exercised at the discretion of the option holders, each option is convertible into one ordinary share.

The exercise price of options is based on the determination by the administrators of the plan.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26     Share-based payment (cont.)

Set out below are summaries of options granted under the plan:

	2022		2023		2024
	Weighted average exercise price per share option	Number of options	Weighted average exercise price per share option	Number of options	Weighted average exercise price per share option	Number of options
At the beginning of the year	USD0.0837	5,750,790	USD0.0910	7,294,486	USD0.0908	6,495,501
Granted during the year	USD0.1000	3,036,445	USD0.1000	3,596,650	USD0.0992	3,969,093
Exercised during the year	USD0.0602	(667,720)	USD0.0985	(3,974,739)	USD0.0488	(1,288,408)
Lapsed during the year	USD0.1000	(825,029)	USD0.1000	(420,896)	USD0.1000	(598,992)
At the end of the year	USD0.0910	7,294,486	USD0.0908	6,495,501	USD0.0962	8,577,194
Vested and exercisable at the end of the year	USD0.0797	3,234,750	USD0.0826	3,439,828	USD0.0892	3,528,743

During the years ended December 31, 2024, 2023 and 2022, the weighted average fair values of the underlying shares at the date of exercise was USD2.65 USD2.27 and USD1.85 respectively.

No options covered by the above tables were expired during the years. The share options outstanding as at December 31, 2024, 2023 and 2022 have the following expiry dates and exercise prices:

Grant Period	Expiry date	Exercise price	2022 Number of options	2023 Number of options	2024 Number of options
December 2014 to December 2021	December 2024 to December 2031	USD0.0001515 to USD0.1	4,419,280	3,584,620	2,354,765
January 2022 to December 2022	January 2032 to December 2032	USD0.1	2,875,206	1,296,111	1,022,641
January 2023 to December 2023	January 2033 to December 2033	USD0.1	—	1,614,770	1,461,435
January 2024 to December 2024	January 2034 to December 2034	USD0.05 to USD0.1	—	—	3,738,353
			7,294,486	6,495,501	8,577,194

Fair value of options granted

The fair value of the options was calculated using the binomial model. The fair values of options granted during the years ended December 31, 2024, 2023 and 2022 at grant dates and inputs in the model were as follows:

	2022	2023	2024
Fair value at grant date (per unit)	USD1.82 to USD1.97	USD2.24 to USD2.51	USD2.54 to USD2.71
Exercise price (per unit)	USD0.1	USD0.1	USD0.05 – USD0.1
Spot price (per unit)	USD1.92 to USD2.06	USD2.34 to USD2.59	USD2.63 to USD2.80
Risk-free rate	2.47% to 4.10%	3.70% to 4.77%	4.20% to 4.57%
Expected dividend yield	0%	0%	0%
Expected volatility	0.46 to 0.47	0.47 to 0.48	0.49 to 0.52
Expiry	10 years	10 years	10 years

The volatility is estimated at grant date based on average historic volatility of comparable companies with length commensurable to the time to maturity of the share option. No dividend yield is expected based on management estimation at the grant date.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26     Share-based payment (cont.)

The total share-based payment expenses arising from the options recognized in the consolidated statements of profit or loss were approximately USD8,512,000, USD8,104,000 and USD6,301,000 for the years ended December 31, 2024, 2023 and 2022 respectively.

(b)    Restricted share units (“RSU”)

Movement of the number of outstanding RSU is as follows:

	2022	2023	2024
At the beginning of the year	703,854	707,329	751,504
Granted during the year (Note)	75,600	137,025	61,210
Lapsed during the year	(72,125)	(92,850)	(26,200)
At the end of the year	707,329	751,504	786,514

Shares vested but not transferred to the grantees at the end of the year	169,175	386,777	492,236

____________

Note:

The vesting period for the RSU shall vest over the vesting period up to 4 years. Share vested under the scheme are not transferred to the grantees until the liquidity events occurs.

Fair value of RSU granted

The fair value of RSU as of the grant date was the same as the fair value of the ordinary share on the same date as the impact from post-vesting restrictions is insignificant. The fair values of RSU granted during the years ended December 31, 2024, 2023 and 2022 at grant dates were as follows:

	2022	2023	2024
Spot price and fair value at grant date (per unit)	USD1.92	USD2.34 to USD2.59	USD2.63 to USD2.80

The total share-based payment expenses arising from the RSU recognized in the consolidated statements of profit or loss is approximately USD237,000, USD294,000 and USD440,000 for the years ended December 31, 2024, 2023 and 2022 respectively. The fair value of RSU was calculated based on the fair value of underlying ordinary shares at their respective grant date.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27     Notes to the consolidated statements of cash flows

(a)     Cash used in operations

	2022	2023	2024
	USD’000	USD’000	USD’000
Loss before income tax	(122,622)	(141,801)	(98,603)
Adjustments for:
Losses related to convertible preferred shares	23,002	68,145	61,830
Fair value (gains)/losses on financial assets at FVPL	(164)	124	(5,205)
Reversal of contract liabilities related to investment in a joint venture	—	(523)	(6,280)
Share-based payment expenses	6,741	8,398	8,749
Trade receivables, net, other receivables, deposits and prepayment written-off	—	542	421
Inventory written-off	—	—	143
Depreciation of plant and equipment	1,562	1,199	1,668
Depreciation of right-of-use assets	4,765	4,749	5,405
Amortization of intangible assets	792	1,084	1,061
Loss on disposals of plant and equipment	24	80	31
Gain on disposals of right-of-use assets	(108)	(23)	(45)
Interest income	(1,873)	(2,764)	(1,744)
Interest expenses	326	271	330
Share of losses of associates and a joint venture	44	901	4,490
Operating loss before working capital changes	(87,511)	(59,618)	(27,749)
(Increase)/decrease in inventory	(2,207)	3,192	(6,112)
(Increase)/decrease in trade receivables, net, other receivables, deposits and prepayment	(9,388)	(54,591)	5,357
(Increase)/decrease in pledged and restricted bank deposits	(475)	(23,087)	15,409
Increase in trade and other payables	42,856	46,037	52,695
(Decrease)/increase in contract liabilities	(4,455)	45,989	8,652
Cash (used in)/generated from operations	(61,180)	(42,078)	48,252

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27     Notes to the consolidated statements of cash flows (cont.)

(b)    Reconciliation of liabilities arising from financing activities

	Lease liabilities	Convertible preferred shares	Total
	USD’000	USD’000	USD’000
At January 1, 2022	9,197	846,897	856,094
Cash flows	(5,073)	—	(5,073)
Non-cash movements
Losses related to convertible preferred shares	—	23,002	23,002
Changes in fair value due to own credit risk recognized in other comprehensive income	—	30,535	30,535
Currency translation differences	(372)	9	(363)
Other changes	4,051	—	4,051
At December 31, 2022	7,803	900,443	908,246

At January 1, 2023	7,803	900,443	908,246
Cash flows	(5,055)	44,489	39,434
Non-cash movements
Losses related to convertible preferred shares	—	68,145	68,145
Changes in fair value due to own credit risk recognized in other comprehensive income	—	20,789	20,789
Currency translation differences	(136)	272	136
Other changes	2,523	—	2,523
At December 31, 2023	5,135	1,034,138	1,039,273

At January 1, 2024	5,135	1,034,138	1,039,273
Cash flows	(5,297)	13,948	8,651
Non-cash movements
Losses related to convertible preferred shares	—	61,830	61,830
Changes in fair value due to own credit risk recognized in other comprehensive income	—	(2,327)	(2,327)
Currency translation differences	(214)	3,988	3,774
Other changes	6,173	49,666	55,839
At December 31, 2024	5,797	1,161,243	1,167,040

(c)     Non-cash transactions

During the year ended December 31, 2023, the additions of investment in a joint venture of USD31,377,000 were non-cash technology contributions.

During the years ended December 31, 2024, 2023 and 2022, reversal of contract liabilities related to investment in a joint venture of USD6,280,000, USD523,000 and nil is non-cash transaction.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28     Operating lease as lessee

As at December 31, 2024, the Group has recognized right-of-use assets for non-cancellable leases where the Group is a lessee, except for short-term leases. The future aggregate minimum lease payments under non-cancellable short-term leases not recognized in the consolidated financial statements are as follows:

	2022	2023	2024
	USD’000	USD’000	USD’000
Properties
– No later than 1 year	83	101	119

29     Financial instruments by category

	At amortized cost	At FVPL	Total
	USD’000	USD’000	USD’000
Assets as per consolidated balance sheets
As at December 31, 2022
Trade receivables, net, other receivables and deposits	32,157	—	32,157
Financial assets at fair value through profit or loss	—	16,788	16,788
Pledged and restricted bank deposits	9,782	—	9,782
Short-term bank deposits	22,500	—	22,500
Cash and cash equivalents	131,819	—	131,819
	196,258	16,788	213,046

As at December 31, 2023
Trade receivables, net, other receivables and deposits	61,839	—	61,839
Financial assets at fair value through profit or loss	—	31,850	31,850
Pledged and restricted bank deposits	32,869	—	32,869
Short-term bank deposits	283	—	283
Cash and cash equivalents	135,460	—	135,460
	230,451	31,850	262,301

As at December 31, 2024
Trade receivables, net, other receivables and deposits	108,875	—	108,875
Financial assets at fair value through profit or loss	—	62,526	62,526
Pledged and restricted bank deposits	17,460	—	17,460
Short-term bank deposits	13,756	—	13,756
Cash and cash equivalents	146,410	—	146,410
	286,501	62,526	349,027

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29     Financial instruments by category (cont.)

	Leases liabilities	At amortized cost	At FVPL	Total
	USD’000	USD’000	USD’000	USD’000
Liabilities as per consolidated balance sheets
As at December 31, 2022
Convertible preferred shares	—	—	900,443	900,443
Trade and other payables, excluding non-financial liabilities	—	77,309	—	77,309
Lease liabilities	7,803	—	—	7,803
	7,803	77,309	900,443	985,555

As at December 31, 2023
Convertible preferred shares	—	—	1,034,138	1,034,138
Trade and other payables, excluding non-financial liabilities	—	125,322	—	125,322
Lease liabilities	5,135	—	—	5,135
	5,135	125,322	1,034,138	1,164,595

As at December 31, 2024
Convertible preferred shares	—	—	1,161,243	1,161,243
Trade and other payables, excluding non-financial liabilities	—	175,514	—	175,514
Lease liabilities	5,797	—	—	5,797
	5,797	175,514	1,161,243	1,342,554

30     Related party transactions

Parties are considered to be related if one party has, directly or indirectly, the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)     Transactions and balances with related parties

Other than Key management compensation disclosed below, the Group had no other significant transactions and balances with related parties during the years ended December 31, 2024, 2023 and 2022.

(b)    Key management compensation

Key management personnel are deemed to be the members of the Board of Directors of the Company which have responsibility for the planning, directing and controlling the activities of the Group.

The remuneration of the directors is set out below:

	2022	2023	2024
	USD’000	USD’000	USD’000
Wages and salaries and bonus	1,093	1,407	1,388
Pension costs – defined contributions	21	26	41
Shared-based payment expenses	1,729	2,859	2,401
Other benefits	69	137	156
	2,912	4,429	3,986

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31     Summary of other accounting policies

31.1  Plant and equipment

Plant and equipment are stated at historical cost less depreciation and impairment loss. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statements of profit or loss during the financial period in which they are incurred.

Depreciation on plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated lives, as follows:

Leasehold improvements	Relevant remaining lease term
Furniture and fixtures	3 years
Computer equipment	4 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 31.3).

Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are included in the consolidated statements of profit or loss.

31.2  Intangible assets

Software and development costs

Software and development costs include acquisition costs and development costs of mobile app, website and internal systems. These costs are amortized over their estimated useful lives of 5 – 10 years.

Costs associated with maintaining software programs are recognized as expenses as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets where the following criteria are met:

•        it is technically feasible to complete the software so that it will be available for use

•        management intends to complete the software and use or sell it

•        there is an ability to use or sell the software

•        it can be demonstrated how the software will generate probable future economic benefits

•        adequate technical, financial and other resources to complete the development and to use or sell the software are available, and

•        the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software and development costs include employee costs and an appropriate portion of relevant overheads. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Research expenditure and development expenditure that do not meet the above criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31     Summary of other accounting policies (cont.)

31.2  Intangible assets (cont.)

Operating license

Operating license acquired in business combinations are recognized at fair value at the acquisition date. Operating license with finite useful life is subsequently carried at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over its expected useful life of 10 years. Operating license with indefinite useful life is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount might be impaired and is carried at cost less accumulated impairment losses. The impairment test is performed by comparing the carrying amount and the recoverable amount of the cash-generating unit. The recoverable amount of the cash-generating unit is the higher of its fair value, less costs of disposal and its value in use. As at December 31, 2024, 2023 and 2022, no impairment was identified.

Trademark

Trademark acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over their expected useful lives of 10 years.

31.3  Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

31.4  Foreign currency translation

(a)     Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is HKD. The consolidated financial statements are presented in USD, which is the Group’s presentation currency.

(b)    Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of profit or loss. Foreign exchange gains and losses are presented in the consolidated statements of profit or loss within “Finance costs, net”.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31     Summary of other accounting policies (cont.)

31.4  Foreign currency translation (cont.)

Translation differences on non-monetary financial assets and liabilities, such as equity instruments held at fair value through profit or loss are recognized in the consolidated statements of profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equity instruments classified as financial assets at fair value through other comprehensive income, are included in other comprehensive income.

(c)     Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)     assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the consolidated balance sheet;

(ii)    income and expenses for each statement of profit or loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates on the dates of the transactions); and

(iii)   all resulting exchange differences are recognized in other comprehensive income.

Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rate. Currency translation differences are recognized in other comprehensive income.

31.5  Cash and cash equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand and deposits held at call with banks.

31.6  Current and deferred income tax

The income tax expense for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The income tax expense for the period comprises current and deferred tax. Current and deferred tax is recognized in the consolidated statements of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)     Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31     Summary of other accounting policies (cont.)

31.6  Current and deferred income tax (cont.)

(b)    Deferred income tax

Inside basis differences

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

(c)     Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

31.7  Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•        the fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•        variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date;

•        amounts expected to be payable by the Group under residual value guarantees;

•        the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•        payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31     Summary of other accounting policies (cont.)

31.7  Leases (cont.)

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•        the amount of the initial measurement of lease liability;

•        any lease payments made at or before the commencement date less any lease incentives received (if any);

•        any initial direct costs, and

•        restoration costs.

Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis over their estimated lives.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in consolidated statements of profit or loss.

31.8  Inventories

Inventories in the consolidated balance sheets represent the balance for experiences offering that is held for resale. It includes all costs of purchases, cost of conversion, and other costs incurred to bring the offerings to their present location and condition. It excludes borrowing costs.

The costs of individual items of inventories are determined on a first in first out basis. Inventories recognized as an expense is included in cost of revenue.

31.9  Trade receivables, net, other receivables, deposits and prepayments

In respect of trade receivables, it mainly consists of gross amounts from the sales of experiences offerings made by transacting users via payment gateways and in the ordinary course of business. Trade and other receivables are expected to be settled within one year and therefore classified as current.

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

31.10 Trade and other payable

Trade and other payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

31.11 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or warrants are shown in equity as a deduction, net of tax, from the proceeds.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31     Summary of other accounting policies (cont.)

31.12 Employee benefits

(a)     Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

(b)    Retirement benefit obligations

The Group operates various defined contribution pension plans in Hong Kong, mainland China, Taiwan and overseas countries.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(c)     Bonus plan

The Group recognizes a provision for bonus when contractually obligated or when there is a past practice that have created a constructive obligation.

31.13 Share-based payments

Share-based compensation benefits are provided to grantees via the 2015 Stock Incentive Plan and 2016 Stock Incentive Plan. Information relating to these schemes is set out in Note 26.

Share options and restricted share units

The fair value of options and restricted share units granted under the 2015 Stock Incentive Plan or 2016 Stock Incentive Plan is recognized as a share-based payment expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options and restricted share units granted:

•        including any market performance conditions (e.g. the entity’s share price);

•        excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining a grantee of the entity over a specified time period); and

•        including the impact of any non-vesting conditions (e.g. the requirement for grantees to save or holdings shares for a specific period of time), if any.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options and restricted share units that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

32     Approval of these consolidated financial statements

These consolidated financial statements were approved for issue by the board of directors of the Company on July 18, 2025, except for the impact of the revision discussed in Note 19 to these consolidated financial statements which was approved on September 30, 2025.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33     Additional Information: Condensed financial statements of parent company

Relevant laws and regulations permit an entity to pay dividends only out of certain reserves, if any, as determined in accordance with local laws and regulations. Some of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries are therefore restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company performed a test on the restricted net assets of the Company’s consolidated subsidiaries, VIEs, and VIEs’ subsidiaries as of December 31, 2024 in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e), “General Notes to Financial Statements” and concluded that the condensed financial statements of the Company is required to be presented.

Condensed financial information is provided as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented using the same accounting policies as set out in the Company’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs, and VIEs’ subsidiaries. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRSs have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2024. The subsidiaries did not pay any dividend to the Company for the years presented.

Condensed balance sheets

	2022	2023	2024
	USD’000	USD’000	USD’000
Assets
Non-current asset
Investments in subsidiaries, VIE and VIE’s subsidiaries	—	—	70,224
Total non-current asset	—	—	70,224

Current assets
Cash and cash equivalents	10	140	102
Prepayment and other receivables	—	—	50,206
Amounts due from subsidiaries	651,196	696,571	44,733
Total current assets	651,206	696,711	95,041

Total assets	651,206	696,711	165,265

Equity and liabilities
Equity
Share capital	14	15	15
Other reserves	70,403	58,615	63,581
Accumulated losses	(819,595)	(961,611)	(1,060,244)
Total deficits	(749,178)	(902,981)	(996,648)

Current liabilities
Convertible preferred shares	900,443	1,034,138	1,161,243
Other payables	322	537	670
Total current liabilities	900,765	1,034,675	1,161,913

Non-current liability
Investment deficits in subsidiaries, VIE and VIE’s subsidiaries	499,619	565,017	—
Total non-current liability	499,619	565,017	—
Total liabilities	1,400,384	1,599,692	1,161,913
Total deficit and liabilities	651,206	696,711	165,265

ESQUARED CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33     Additional Information: Condensed financial statements of parent company (cont.)

Condensed statements of comprehensive income

	2022	2023	2024
	USD’000	USD’000	USD’000
Operating expenses
General and administrative expenses	(6,700)	(8,153)	(8,753)
Total operating expenses	(6,700)	(8,153)	(8,753)

Operating loss	(6,700)	(8,153)	(8,753)
Other losses, net	(22,234)	(67,962)	(62,514)
Share of losses from subsidiaries, VIE and VIE’s subsidiaries	(93,771)	(66,130)	(27,993)
Loss before tax	(122,705)	(142,245)	(99,260)
Income tax expense	—	—	—
Net loss attributable to the owners of Esquared Capital Limited	(122,705)	(142,245)	(99,260)
Other comprehensive income/(loss):
Exchange differences arising from the translation of subsidiaries, VIEs and VIEs’ subsidiaries	2,515	262	(3,331)
Fair value changes of convertible preferred shares due to own credit risk	(30,535)	(20,789)	2,327
Exchange differences arising from the translation from functional currency to presentation currency of Esquared Capital Limited	(378)	215	(2,215)
Total comprehensive loss for the year	(151,103)	(162,557)	(102,479)

Condensed statements of cash flows

	2022	2023	2024
	USD’000	USD’000	USD’000
Cash flows from operating activities
Net cash used in operating activities	(13)	(44,715)	(14,049)
Cash flows from financing activities
Proceeds from exercise of share options	23	356	63
Proceeds from issuance of convertible preferred shares, net of transaction costs	—	44,489	63,948
Repurchase of the convertible preferred shares	—	—	(50,000)
Net cash provided by financing activities	23	44,845	14,011

Net increase/(decrease) in cash and cash equivalents	10	130	(38)
Cash and cash equivalents at the beginning of the year	—	10	140
Cash and cash equivalents at the end of the year	10	140	102

ESQUARED CAPITAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Note	Six months ended June 30, 2024 (Unaudited)	Six months ended June 30, 2025 (Unaudited)
		USD’000	USD’000
Revenue	6	176,971	260,601
Cost of revenue		(67,019)	(97,294)
Gross profit		109,952	163,307

Selling and marketing expenses	7	(82,304)	(115,875)
Research and development expenses	7	(24,396)	(27,770)
Administrative expenses	7	(25,088)	(28,866)
Operating loss		(21,836)	(9,204)

Finance income		1,047	1,342
Finance costs		(4,790)	(8,431)
Finance costs, net		(3,743)	(7,089)
Other income, net		101	204
Share of losses of associates and a joint venture	13,14	(1,901)	(1,937)
Reversal of contract liabilities related to investment in a joint venture		3,143	3,038
Fair value gains on financial assets at fair value through profit or loss, net		1,391	1,378
Losses related to convertible preferred shares	15	(51,253)	(59,169)
		(48,519)	(56,486)
Loss before income tax		(74,098)	(72,779)
Income tax expenses	8	(15)	(474)
Loss for the period		(74,113)	(73,253)

Loss attributable to:
Owners of the Company		(74,108)	(73,123)
Non-controlling interests		(5)	(130)
		(74,113)	(73,253)
Loss per share attributable to owners of the Company (expressed in USD per share)
– Basic and diluted	9	(0.76)	(0.74)

The above condensed consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

ESQUARED CAPITAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	Six months ended June 30, 2024 (Unaudited)	Six months ended June 30, 2025 (Unaudited)
		USD’000	USD’000
Loss for the period		(74,113)	(73,253)

Other comprehensive (loss)/income
Items that may be subsequently reclassified to profit or loss:
Exchange differences arising from the translation of foreign operations		1,373	5,640

Items that will not be reclassified to profit or loss
Fair value changes of convertible preferred shares due to own credit risk	15	(3,250)	(3,889)
Exchange differences arising from the translation from functional currency to presentation currency of the Company		(27)	4,584
Other comprehensive (loss)/income for the period		(1,904)	6,335
Total comprehensive loss for the period		(76,017)	(66,918)

Total comprehensive loss attributable to:
Owners of the Company		(76,012)	(66,788)
Non-controlling interests		(5)	(130)
		(76,017)	(66,918)

The above condensed consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

ESQUARED CAPITAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	As at December 31, 2024	As at June 30, 2025 (Unaudited)
		USD’000	USD’000
ASSETS
Non-current assets
Plant and equipment	10	3,131	3,094
Intangible assets	11	14,351	17,205
Right-of-use assets	12	5,196	16,466
Investments in associates	13	412	396
Investment in a joint venture	14	26,025	25,782
Financial assets at fair value through profit or loss		9,426	9,316
Long-term deposits		777	1,270
		59,318	73,529

Current assets
Inventories		16,747	27,522
Trade receivables, net, other receivables, deposits and prepayment		167,896	126,241
Financial assets at fair value through profit or loss		53,100	71,036
Pledged and restricted bank deposits		17,460	30,354
Short-term bank deposits		13,756	13,908
Cash and cash equivalents		146,410	135,356
		415,369	404,417
Total assets		474,687	477,946

EQUITY
Equity attributable to shareholders of the Company
Share capital	16	15	15
Other reserves		63,581	74,823
Accumulated losses		(1,060,244)	(1,132,989)
		(996,648)	(1,058,151)
Non-controlling interests		(31)	(363)
Total deficit		(996,679)	(1,058,514)

LIABILITIES
Non-current liabilities
Lease liabilities	12	2,459	12,319
Contract liabilities		17,877	15,899
Deferred income tax liabilities		240	274
		20,576	28,492

Current liabilities
Convertible preferred shares	15	1,161,243	1,211,967
Trade and other payables		200,280	187,369
Contract liabilities		85,347	102,661
Lease liabilities	12	3,338	5,338
Income tax payable		582	633
		1,450,790	1,507,968

Total liabilities		1,471,366	1,536,460

Total deficit and liabilities		474,687	477,946

The above condensed consolidated balance sheets should be read in conjunction with the accompanying notes.

ESQUARED CAPITAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company				Non- controlling interests	Total
	Share capital	Other reserves	Accumulated losses	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at January 1, 2024 (Unaudited)	15	58,615	(961,611)	(902,981)	(17)	(902,998)

Comprehensive loss
Loss for the period	—	—	(74,108)	(74,108)	(5)	(74,113)
Other comprehensive loss
Currency translation differences	—	1,346	—	1,346	—	1,346
Fair value changes of convertible preferred shares due to own credit risk	—	(3,250)	—	(3,250)	—	(3,250)
Total comprehensive loss for the period	—	(1,904)	(74,108)	(76,012)	(5)	(76,017)

Transactions with owners in their capacity as owners:
Share-based payment expenses	—	4,475	—	4,475	—	4,475
Share options exercised	—	16	—	16	—	16
Share options lapsed	—	(540)	540	—	—	—
Total transactions with owners in their capacity as owners	—	3,951	540	4,491	—	4,491
Balance at June 30, 2024 (Unaudited)	15	60,662	(1,035,179)	(974,502)	(22)	(974,524)

ESQUARED CAPITAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Attributable to owners of the Company				Non- controlling interests	Total
	Share capital	Other reserves	Accumulated losses	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at January 1, 2025 (Unaudited)	15	63,581	(1,060,244)	(996,648)	(31)	(996,679)

Comprehensive loss
Loss for the period	—	—	(73,123)	(73,123)	(130)	(73,253)
Other comprehensive loss
Currency translation differences	—	10,224	—	10,224	—	10,224
Fair value changes of convertible preferred shares due to own credit risk (Note 15)	—	(3,889)	—	(3,889)	—	(3,889)
Total comprehensive loss for the period	—	6,335	(73,123)	(66,788)	(130)	(66,918)

Transactions with owners in their capacity as owners:
Share-based payment expenses	—	5,239	—	5,239	—	5,239
Share options exercised	—	46	—	46	—	46
Share options lapsed	—	(378)	378	—	—	—
Non-controlling interest on acquisition of a subsidiary (Note 11)	—	—	—	—	(202)	(202)
Total transactions with owners in their capacity as owners	—	4,907	378	5,285	(202)	5,083
Balance at June 30, 2025 (Unaudited)	15	74,823	(1,132,989)	(1,058,151)	(363)	(1,058,514)

The above condensed consolidation statements of changes in equity should be read in conjunction with the accompanying notes.

ESQUARED CAPITAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Six months ended June 30, 2024 (Unaudited)	Six months ended June 30, 2025 (Unaudited)
		USD’000	USD’000
Cash flows from operating activities
Cash generated from/(used in) operations		20,098	(34,518)
Interest paid		(38)	(25)
Income tax paid		(232)	(450)
Net cash generated from/(used in) operating activities		19,828	(34,993)

Cash flows from investing activities
Purchase of plant and equipment	10	(800)	(740)
Purchase of intangible assets	11	(2,632)	(2,423)
Capital injection into an associate		(111)	—
Disposal of an associate		52	—
Payment for acquisition of a subsidiary, net of cash and cash equivalents of the acquiree	11	—	(328)
Payment for acquisition of financial assets at fair value through profit or loss		(106,505)	(177,614)
Proceeds from disposal of financial assets at fair value through profit or loss		50,702	161,368
Payment for investment in short-term bank deposits		(3,000)	(3,448)
Proceeds from redemption of short-term bank deposits		—	3,463
Interest received		1,047	1,342
Net cash used in investing activities		(61,247)	(18,380)

Cash flows from financing activities
Proceeds from issuance of convertible preferred shares, net of transaction costs		15,336	49,900
Proceeds from exercise of share options		17	—
Principal and interest elements of lease payments		(2,592)	(3,442)
Net cash generated from financing activities		12,761	46,458

Net decrease in cash and cash equivalents		(28,658)	(6,915)
Cash and cash equivalents at the beginning of the period		135,460	146,410
Effect of currency translation differences on cash and cash equivalents		2,145	(4,139)
Cash and cash equivalents at the end of the period		108,947	135,356

The above condensed consolidation statements of cash flows should be read in conjunction with the accompanying notes.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1       General information and organization

1.1    General information

Esquared Capital Limited (the “Company”) is a limited liability company incorporated in the British Virgin Islands. The address of its registered office is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

The principal activity of the Company is investment holding. The Company, its subsidiaries, its variable interest entities (“VIEs”) and their subsidiaries are collectively referred to as “the Group”. The Group is an experiences platform connecting travelers with local merchants providing a vast array of activities, tours, attractions and other travel services around the world.

These condensed consolidated financial statements are presented in thousands of United States dollars (“USD’000”), unless otherwise stated.

1.2    Organization and principal activities

As at June 30, 2025 and December 31, 2024, the Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

	Place of incorporation	Principal activities	Equity interest held (direct or indirect)
			As at December 31, 2024	As at June 30, 2025
Directly held:
Subsidiaries
Klook Travel Technology Limited	Hong Kong, Limited liability company	Provision of experiences offerings	100%	100%
Klook Travel Technology Pte. Ltd.	Singapore, Limited liability company	Supporting services to the Group	100%	100%
Indirectly held:
Variable interest entities
Klook Travel Taiwan Limited	Taiwan, Limited liability company	Provision of experiences offerings	100%	100%
Beijing Ke Lu Internet Technology Co., Ltd.	Mainland China, Limited liability company	Investment holding	100%	100%
Subsidiaries of variable interest entities
Klook Entertainment Taiwan Limited	Taiwan, Limited liability company	Provision of experiences offerings	100%	100%
Shenzhen Ke Lu Internet Technology Co., Ltd.	Mainland China, Limited liability company	Technology development	100%	100%
Shenzhen Fun Travel Service Co., Ltd.	Mainland China, Limited liability company	Provision of experiences offerings	100%	100%
Shenzhen Lion Travel Service Co., Ltd.	Mainland China, Limited liability company	Provision of experiences offerings	100%	100%

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1       General information and organization (cont.)

1.2    Organization and principal activities (cont.)

The laws and regulations of People’s Republic of China (the “PRC”) prohibit or restrict foreign ownership of companies that provide value-added telecommunications services. The Group operates its business operations in mainland China through a series of contractual arrangements entered into between the Company’s wholly foreign-owned subsidiary (“WFOE”), VIE based in the mainland China (“PRC VIE”) and the nominee shareholders (the “Nominee Shareholders”). The contractual arrangement for the PRC VIE includes loan agreements, exclusive option agreements, power of attorney, equity interest pledge agreements and exclusive business cooperation agreements.

The Group also set up its operation via a VIE structure in Taiwan as a result of extended administrative review time. The Group has entered into agency agreement and license and technical support agreement with the VIE in Taiwan (“Taiwan VIE”).

Under the above contractual arrangements, the management of the Company considers that the Group has the rights to exercise power over these VIEs, has the power to control the management, financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with these VIEs, and has the ability to use its power over these VIEs to affect the amount of the returns. As a result, these VIEs are accounted for as structured entities and their financial results and positions have been consolidated in the condensed consolidated financial statements of the Company. There were no changes in any Contractual Arrangements during the six months ended June 30, 2025.

Risks in relation to the VIEs

The Group has entered into a series of contractual arrangements with each of the VIEs, and their respective shareholders. The management of the Company considers that the Group has the rights to exercise power over these VIEs, power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with these VIEs, and has the ability to use its power over these VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as structured entities and their financial results and positions have been consolidated in the condensed consolidated financial statements of the Company. These condensed consolidated financial statements do not include all for the principles of consolidation and the details of the agreements required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2024.

Management of the Company, based on the advice from its local counsels in the respective jurisdictions, determines that each of the VIE structures is in compliance with all the applicable laws and regulations. However, uncertainties in the interpretation and enforcement of the laws and regulation could cause the Group’s inability to direct the activities of the VIEs that most significantly impact their economic performance, or prevent the Group from receiving the economic benefits or absorbing losses from these entities. As a result, the Group may not be able to consolidate the VIEs and VIEs’ subsidiaries in the condensed consolidated financial statements.

The following table sets forth the assets, liabilities, result of operations and changes in cash and cash equivalents of the VIEs and their consolidated subsidiaries. Transactions between the VIEs and their subsidiaries are eliminated in the financial information below:

	As at December 31, 2024	As at June 30, 2025
	USD’000	USD’000
Total non-current assets	12,276	25,000
Total current assets	68,507	89,601
Total assets (Note)	80,783	114,601

Total non-current liabilities	323	9,263
Total current liabilities	98,324	122,236
Total liabilities (Note)	98,647	131,499

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1       General information and organization (cont.)

1.2    Organization and principal activities (cont.)

	Six months ended June 30, 2024	Six months ended June 30, 2025
	USD’000	USD’000
Revenue	35,005	47,106
Net profit	3,029	2,193

Net cash generated from operating activities	2,329	16,048
Net cash (used in)/generated from investing activities	(2,562)	1,073
Net cash used in financing activities	(845)	(933)
Net (decrease)/increase in cash and cash equivalents	(1,078)	16,188
Cash and cash equivalent at the beginning of period	30,335	23,380
Cash and cash equivalent at the end of period	29,257	39,568

____________

Note:

As of June 30, 2025 and December 31, 2024, the total assets of the consolidated VIEs excluding the intercompany balances and transactions within the Group were USD103,521,000 and USD70,262,000, respectively, which consisted of cash and cash equivalents, short-term bank deposits, pledged and restricted bank deposits, inventories, trade receivables, net, other receivables, deposits and prepayment, financial assets at fair value through profit or loss, plant and equipment, intangible asset, right-of-use assets, long-term deposits and investment in associates. As of June 30, 2025 and December 31, 2024, the total liabilities of the consolidated VIEs excluding the intercompany balances and transactions within the Group were USD65,177,000 and USD49,274,000, respectively, which consisted of trade and other payables, contract liabilities and lease liabilities.

2       Basis of preparation and changes in accounting policies

2.1    Basis of preparation

These condensed consolidated financial statements of the Group have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting”. These condensed consolidated financial statements do not include all of the notes normally included in the annual consolidated financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024.

The accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2024, except for the estimation of income tax using the tax rate that would be applicable to the expected total annual earnings, material accounting policies not described in the annual financial statements for the year ended December 31, 2024, and the adoption of amended standards effective for the financial year ending December 31, 2025 as described below.

The Group’s business model is seasonal, reflecting typical travel behavior patterns over the course of the calendar year. The Group in general experienced higher revenue in the second half of each year, which coincides with strong demand for travel and experiences offerings during the holiday travel seasons.

Revision of previously issued financial statements

As at June 30, 2025 and December 31, 2024, cash and cash equivalents and short-term bank deposits of USD149,264 and USD160,166, respectively, as previously reported have been revised to be presented separately as “cash and cash equivalents” and “short-term bank deposits” in the consolidated balance sheets. This revision is not considered material to the previously issued financial statements.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2       Basis of preparation and changes in accounting policies (cont.)

2.2    Amended standard adopted by the Group

The following amended standard is effective to the Group for accounting periods beginning on or after January 1, 2025 but did not result in any significant impact on the results and financial position of the Group:

Amendment to IAS 21	Lack of Exchangeability

2.3    New standards and amendments to existing standards not yet effective

The following new standards and amendments to existing standards issued are not yet effective for accounting period beginning on January 1, 2025, and have not been early adopted by the Group:

Effective for accounting periods beginning on or after
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity	January 1, 2026
Improvements to IFRS 10, IFRS 9, IFRS 7, IFRS 1 and IAS 7	Annual Improvements to IFRS Accounting Standards	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

Management of the Company anticipates that the application of the above new standards and amendments to existing standards will have no material impact on the operations and financial position upon adoption, except that amendments to IFRS 9 and IFRS 7 on classification and measurement of financial instruments, and IFRS 18 will have impact on the presentation and disclosure of the consolidated statements of profit and loss. The Group is still in the process of evaluating the impact of adoption of amendments to IFRS 9 and IFRS 7 and IFRS 18 to the consolidated financial statements.

2.4    Accounting policies not described in the annual consolidated financial statements for the year ended December 31, 2024

(a)     Business combination

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•        fair values of the assets transferred;

•        liabilities incurred to the former owners of the acquired business;

•        equity interests issued by the Group;

•        fair value of any asset or liability resulting from a contingent consideration arrangement; and

•        fair value of any pre-existing equity interest in the subsidiary.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2       Basis of preparation and changes in accounting policies (cont.)

2.4      Accounting policies not described in the annual consolidated financial statements for the year ended December 31, 2024 (cont.)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, amount of any non-controlling interest in the acquiree and acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. Goodwill arising from acquisition consists of expected synergies from combining the operations of the acquiree and the Group. Goodwill is not expected to be deductible for income tax purpose.

3       Financial risk management

3.1    Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest-rate risk), credit risk and liquidity risk. These condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2024.

There have been no changes in the risk management policies since the last year end.

3.2    Fair value of financial assets and liabilities

Financial assets and liabilities measured at fair values in the condensed consolidated financial statements are grouped into three levels of a fair value hierarchy.

The table below analyses the Group’s financial instruments carried at fair value as at December 31, 2024 and June 30, 2025 respectively by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•        Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•        Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•        Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Group performs the valuation for financial instruments, with necessary involvement of external valuers, that are measured at fair value on a recurring basis.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3       Financial risk management (cont.)

3.2    Fair value of financial assets and liabilities (cont.)

The following table presents the Group’s assets/(liabilities) that are measured at fair value:

	As at December 31, 2024	As at June 30, 2025	Fair value hierarchy
	USD’000	USD’000
Financial assets at FVPL
– treasury products	53,100	71,036	Level 2
– equity instruments of unlisted companies	8,427	9,316	Level 3
– debt instruments	999	—	Level 3
Convertible preferred shares	(1,161,243)	(1,211,967)	Level 3

There were no transfers between the three levels during six months ended June 30, 2025.

The Group engaged external valuers to perform the valuations of certain investments in equity instruments of unlisted companies and the Company’s convertible preferred shares for financial reporting purposes. The quantitative information about the significant unobservable inputs used in level 3 fair value measurements of these financial assets and liabilities are listed below.

Investments in equity instruments of unlisted companies

Unobservable input	As at December 31, 2024		As at June 30, 2025
Risk-free interest rate	4.0	% – 4.2%	3.7	% – 4.2%
Discount for lack of marketability (“DLOM”)	20	% – 25%	20	% – 25%
Expected volatility	44	% – 52%	45	% – 52%

The fair values of investments in equity instruments of unlisted companies were determined mainly using market approach. Risk-free interest rate was based on the yields of US Government Bonds with maturities similar to the expected time for a liquidity or redemption event to take place. The DLOM was estimated based on the Black-Scholes Model. Expected volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for a period from the respective valuation date and with similar span as time to expiration.

For the unobservable inputs above, the higher the relevant inputs, the lower the corresponding fair values.

Convertible preferred shares

Unobservable input	As at December 31, 2024	As at June 30, 2025
Discount rate	20.0%	20.0%
DLOM	9.0%	9.5%
Expected volatility	45.0%	49.0%

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3       Financial risk management (cont.)

3.2    Fair value of financial assets and liabilities (cont.)

Discount rate was estimated by weighted average cost of capital as at each valuation date. DLOM was estimated based on the Black-Scholes Model. Expected volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before respective valuation date and with similar span as time to expiration. In addition to the assumptions adopted above, the Company’s projections of future performance were also factored into the determination of the fair value of the preferred shares on each valuation date.

For the unobservable inputs above, the higher the relevant inputs, the lower the corresponding fair values.

4       Critical accounting estimates and judgements

The preparation of condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing the condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements for the year ended December 31, 2024.

5       Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence the Group has only one operating segment.

The following table shows information for revenue and non-current assets by geographic area. Revenue by geographic area is based on the country/region where the legal entity resides and where revenue is generated. Non-current assets by geographic area are based on the ownership of the non-current assets of the legal entity located in that country/region. Non-current assets presented below represent plant and equipment, intangible assets, right-of-use assets, investments in associates and investment in a joint venture.

	Six months ended June 30, 2024	Six months ended June 30, 2025
	USD’000	USD’000
Revenue
Hong Kong SAR	141,069	212,910
Taiwan	21,057	24,933
Others	14,845	22,758
	176,971	260,601

No customer accounted for more than 10% of the Group’s consolidated revenue for the six months ended June 30, 2025 and 2024.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5       Segment information (cont.)

	As at December 31, 2024	As at June 30, 2025
	USD’000	USD’000
Non-current assets
Singapore	29,515	28,726
Mainland China	9,989	22,075
Hong Kong SAR	6,577	7,506
Others	3,034	4,636
	49,115	62,943

6       Revenue

Revenue from sales of experiences offerings disaggregated based on the origination of transacting users is summarized as follows:

	Six months ended June 30, 2024	Six months ended June 30, 2025
	USD’000	USD’000
Sales of experiences offerings
APAC	154,625	213,925
ROW	19,885	41,072
	174,510	254,997
Advertising income	2,461	5,604
	176,971	260,601
Timing of revenue recognition
A point in time	174,510	254,997
Over time	2,461	5,604
	176,971	260,601

7       Expenses by nature

	Six months ended June 30, 2024	Six months ended June 30, 2025
	USD’000	USD’000
Employee benefit expenses	48,670	54,816
Promotion and advertising expenses	44,492	71,750
Order management expenses	21,671	28,261
Cloud service fees and software license expenses	9,285	10,269
Depreciation and amortization	4,130	4,915

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8       Income tax expenses

No provision for income tax expenses has been made for companies operating in the British Virgin Islands during the six months ended June 30, 2025 and 2024 as they are not subject to any tax.

Taxation on overseas profits is calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the territories in which the Group operates, including but not limited to Hong Kong, mainland China, Singapore and Taiwan with tax rates ranging from 5% to 20% for the six months ended June 30, 2025 and 2024.

The amount of income tax expenses charged to the condensed consolidated statements of profit or loss represents:

	Six months ended June 30, 2024	Six months ended June 30, 2025
	USD’000	USD’000
Current income tax:
Other jurisdictions	15	474

9       Loss per share

Basic and diluted loss per share reflecting the effect of the issuance of ordinary shares by the Company are presented as follows.

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding.

	Six months ended June 30, 2024	Six months ended June 30, 2025
Numerator:
Loss attributable to owners of the Company (USD’000)	(74,108)	(73,123)

Denominator:
Weighted average number of ordinary shares outstanding (in’000 shares)	98,031	98,887

Loss per share attributable to owners of the Company (USD)	(0.76)	(0.74)

Share options, restricted share units and convertible preferred shares are considered as potential dilutive shares throughout the reporting periods. However, the Group was making losses over the years presented, the potential dilutive shares have anti-dilutive effect on loss per share if they are converted to ordinary shares. Therefore, diluted loss per share is equivalent to basic loss per share.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10     Plant and equipment

	Leasehold improvements	Furniture and fixtures	Computer equipment	Total
	USD’000	USD’000	USD’000	USD’000
At January 1, 2025
Cost	7,405	483	5,836	13,724
Accumulated depreciation	(6,379)	(407)	(3,807)	(10,593)
Net book amount	1,026	76	2,029	3,131

Six months ended June 30, 2025
Opening net book amount	1,026	76	2,029	3,131
Additions	424	46	270	740
Disposals	—	(2)	(16)	(18)
Depreciation (Note 7)	(449)	(20)	(446)	(915)
Exchange differences	59	7	90	156
Closing net book amount	1,060	107	1,927	3,094

At June 30, 2025
Cost	8,124	559	5,815	14,498
Accumulated depreciation	(7,064)	(452)	(3,888)	(11,404)
Net book amount	1,060	107	1,927	3,094

11     Intangible assets

	Goodwill	Software and development costs	Trademark	Operating license	Customer Relationship	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At January 1, 2025
Cost	4,932	12,552	2,135	4,526	—	24,145
Accumulated amortization and impairment	(4,932)	(3,756)	(1,033)	(73)	—	(9,794)
Net book amount	—	8,796	1,102	4,453	—	14,351

Six months ended June 30, 2025
Opening net book amount	—	8,796	1,102	4,453	—	14,351
Additions	—	2,423	—	—	—	2,423
Business combination (Note)	711	—	—	—	243	954
Amortization (Note 7)	—	(563)	(92)	(8)	(21)	(684)
Exchange differences	—	165	(2)	(2)	—	161
Closing net book amount	711	10,821	1,008	4,443	222	17,205

At June 30, 2025
Cost	5,643	15,161	2,135	4,526	243	27,708
Accumulated amortization and impairment	(4,932)	(4,340)	(1,127)	(83)	(21)	(10,503)
Net book amount	711	10,821	1,008	4,443	222	17,205

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11     Intangible assets (cont.)

Note:

In February 2025, the Group acquired 51% equity interest in a company, which engages in the provision of travel services, at a cash consideration of approximately USD501,000. The Group has recognized a non-controlling interest at its proportionate share of the acquiree’s net liabilities identified.

Details of the fair value of the net liabilities and goodwill arose as at the acquisition date are as follows:

USD’000
Total Assets
Customer relationship	243
Cash and cash equivalents	173
Other assets	219
635

Total Liabilities
Trade and other payables and other liabilities	(1,047)
Fair value of net liabilities identified	(412)

Add: Non-controlling interest	202
Add: Goodwill	711
Consideration	501

Management considered the acquisition is not material to the operations or financial condition of the Group.

12     Leases

	As at December 31, 2024	As at June 30, 2025
	USD’000	USD’000
Right-of-use assets
– Office premises	5,196	16,466

Lease liabilities
Within 1 year	3,338	5,338
Over 1 year	2,459	12,319
	5,797	17,657

There were additions to the right-of-use assets of approximately USD14,179,000 during the six months ended June 30, 2025, which were mainly attributable to lease arrangements of new office premises.

13     Investments in associates

Six months ended June 30, 2025
USD’000
At the beginning of the period	412
Share of losses of associates	(16)
At the end of the period	396

As at June 30, 2025, there were no significant contingent liabilities and capital commitment relating to the Group’s interest in associates.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14     Investment in a joint venture

Six months ended June 30, 2025
USD’000
At the beginning of the period	26,025
Share of loss of a joint venture	(1,921)
Exchange differences	1,678
At the end of the period	25,782

15     Convertible preferred shares

Since the date of incorporation, the Company has completed several rounds of financing by issuing of convertible preferred shares (“Preferred Shares”). For details, please refer to below table:

	Date of issuance	Average issuance price (USD per share)	Number of shares	Total consideration USD
Series Seed Preferred Shares	April 21, 2015	0.0500	13,318,909	665,945
Series A Preferred Shares	January 29, 2016	0.1841	22,786,580	4,195,009
Series B Preferred Shares
– Series B-1 Preferred Shares	November 10, 2016	0.2761	2,931,040	809,260
– Series B-2 Preferred Shares	November 10, 2016	0.3616	9,514,760	3,440,537
– Series B-3 Preferred Shares	February 10, 2017	0.4373	38,379,120	16,783,189
Series C Preferred Shares	October 13, 2017	1.6042	32,289,960	51,799,554
Series D Preferred Shares	May 10, 2018	3.9522	47,378,352	187,248,722
Series D+ Preferred Shares	April 11, 2019	5.0959	44,133,681	224,900,000
Series E Preferred Shares	November 18, 2020	4.0246	50,275,615	202,341,268
Series E+ Preferred Shares	July 21, 2023, Nov 17, 2023, Jan 22, 2024 and Oct 25, 2024	4.3741	37,063,368	162,099,850

____________

#        All figures excluded the shares repurchased

Key terms of the convertible preferred shares are summarized as below:

(a)     Dividend rights

Each holder of Series A, Series B, Series C, Series D, Series D+, Series E and Series E+ Preferred Shares shall be entitled to receive from the Company on the preferential basis, out of funds legally available therefore, non-cumulative dividends per Preferred Shares held by such holder accrued at the rate of 8% of the applicable original issue price per annum, when and if declared by the board.

After payment or setting aside for dividends to the holders of Series A, Series B, Series C, Series D, Series D+, Series E and Series E+ Preferred Shares as mentioned above, and in the event the Company further declares dividend or distribution in cash or in kind, any additional dividends shall be distributed ratably among all Shareholders according to the relative number of ordinary shares held by such shareholder on an as-if-converted basis, including the holders of Series Seed, Series A, Series B, Series C, Series D, Series D+, Series E and Series E+ Preferred Shares.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15     Convertible preferred shares (cont.)

(b)    Conversion feature

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of its Preferred Shares into fully paid and ordinary shares at any time. The Preferred Shares shall automatically be converted into fully paid and ordinary shares on the consummation of a qualified initial public offering.

(c)     Redemption feature

In respect of Series A, Series B, Series C, Series D, Series D+, Series E and Series E+ Preferred Shares, after the earlier of the respective redemption start date or the occurrence of a material breach of any of the representations, warranties, covenants or undertakings under the sales and purchase agreements of the Preferred Shares, at the option of a holder of the Preferred Shares, the Company shall, pursuant to the written request of the requesting holders, redeem all, or any, of the issued and outstanding Preferred Shares held by the requesting holders. The redemption price shall be paid by the Company to the Preferred Shares holders in amount equal to the aggregate of (i), (ii) and (iii) below: (i) 100% of the issue price on each Preferred Share; (ii) compound annual interest calculated at the respective applicable redemption interest rate on the issue price on each Preferred Share accrued during the period from the issue date of each Preferred Share until the date of receipt by the holder of full redemption amount for such Preferred Share; and (iii) all declared but unpaid dividends thereon.

The redemption start date of Series A, B-1, B-2, B-3, C, D, D+, E and E+ Preferred Shares has been revised to January 1, 2027. The Series Seed Preferred Shares have no redemption features.

(d)    Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the members of the Company shall be made in the following manner (after satisfaction of all creditors’ claims and claims that may be preferred by law):

Each holder of Series A, Series B, Series C, Series D, Series D+, Series E and Series E+ Preferred Shares shall be entitled to receive the liquidation preference amount for each series of Preferred Shares the holder holds on the preferential basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of other series of Preferred Shares and ordinary shares. The liquidation preference amounts and sequence for each series of preferred shares are as follows:

First, Series E+ Preferred Shares: 100% of the applicable issue price plus compounded annual interests at 8% per annum, plus all accrued but unpaid dividends;

Second, Series E and Series D+ Preferred Shares: For Series E, 100% of the applicable issue price plus compounded annual interests at 8% per annum, plus all accrued but unpaid dividends; For Series D+, 100% of the applicable issue price plus all accrued but unpaid dividends;

Third, Series D Preferred Shares: 100% of the applicable issue price plus all accrued but unpaid dividends;

Fourth, Series C: 120% of the applicable issue price plus all accrued but unpaid dividends;

Fifth, Series B-1, Series B-2 Preferred Shares and Series B-3 Preferred Shares: For Series B-1, Series B-2 Preferred Shares, 120% of the applicable issue price plus all accrued but unpaid dividends; For Series B-3 Preferred Shares, 100% of the applicable issue price plus all accrued but unpaid dividends;

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15     Convertible preferred shares (cont.)

Sixth, Series A Preferred Shares: 120% of the applicable issue price plus all accrued but unpaid dividends.

After aforementioned setting aside or payment to each holder of preferred shares, all remaining assets of the Company and proceeds arising from a liquidation, dissolution or winding up of the Company available for distribution shall be distributed ratably among the holders in the following order as chosen by the holders of more than 50% of Series Seed Preferred Shares:

(i)     Each holder of the Series Seed Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Ordinary Shares, for each Series Preferred Shares held by such holder, an amount equal to the aggregate of issue price and a simple interest accrued of 8% per annum, plus all declared but unpaid dividends. Any remaining assets and proceeds shall be distributed ratably among the holders of the outstanding ordinary shares and all series of Preferred Shares excluding any Series Seed Preferred Shares (on an as-if-converted basis); or

(ii)    The remaining assets and proceeds shall be distributed ratably among the holders of the outstanding ordinary shares and all series of Preferred Shares (on an as-if-converted basis).

(e)     Voting rights

Each holder of Preferred Shares shall be entitled to the number of votes equal to the number of ordinary shares into which the convertible preferred shares held by such holder could be converted as of the date of shareholder meeting.

The Group does not bifurcate any embedded derivatives from the host instruments and designates the entire instruments as financial liabilities at fair value with the changes in the fair value recognized in “losses related to convertible preferred shares” in the profit or loss, except for the portion due to the Company’s own credit risk which is recognized in other comprehensive income.

The Group used the back-solve method and income approach to determine the underlying equity value of the Company as of the dates of issuance and at the end of each reporting period, respectively. The Group adopted equity allocation model to determine the respective fair values of the Preferred Shares and Ordinary Shares.

The movement of the convertible preferred shares is set out as below:

Six months ended June 30, 2025
USD’000
At the beginning of the period	1,161,243
Losses related to convertible preferred shares	59,169
Changes in fair value due to own credit risk recognized in other comprehensive income	3,889
Currency translation differences	(12,334)
At the end of the period	1,211,967

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16     Share capital

Authorized:

	Number of shares	Par value per share	Share capital
			USD’000
At January 1, 2024, December 31, 2024, January 1, 2025 and June 30, 2025	3,300,184,800	USD0.0001515	500

Issued and fully paid:

	Number of shares	Par value per share	Share capital
			USD’000
At January 1, 2024	97,654,398	USD0.0001515	15
Exercise of share options	1,225,578	USD0.0001515	—
At December 31, 2024	98,879,976		15

At January 1, 2025	98,879,976	USD0.0001515	15
Exercise of share options	462,015	USD0.0001515	—
At June 30, 2025	99,341,991		15

17     Share-based payment

The establishment of the 2015 Stock Incentive Plan and 2016 Stock Incentive Plan were approved by the board of directors at the board meeting on December 31, 2015 and December 31, 2016, respectively. The 2015 Stock Incentive Plan and 2016 Stock Incentive Plan are designed to provide long-term incentives for grantees to deliver long-term shareholder returns. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

(a)     Share option plan

The amount of share options that will vest over the vesting period up to 4 years. Once granted, the options remain exercisable for a period of 10 years, unless the grantee’s employment is terminated which results in the remain exercisable for a period of 3 months since the date of termination.

Options are granted under the plan and carry no dividend or voting rights. When exercisable and exercised at the discretion of the option holders, each option is convertible into one ordinary share.

The exercise price of options is based on the determination by the administrators of the plan.

Set out below are summaries of options granted under the plan:

	Six months ended June 30, 2024		Six months ended June 30, 2025
	Weighted average exercise price per share option	Number of options	Weighted average exercise price per share option	Number of options
At the beginning of the period	USD0.0908	6,495,501	USD0.0962	8,577,194
Granted during the period	USD0.0990	3,104,438	USD0.1000	2,962,410
Exercised during the period	USD0.0323	(531,558)	USD0.0717	(529,326)
Lapsed during the period	USD0.1000	(320,708)	USD0.1000	(234,171)
At the end of the period	USD0.0928	8,747,673	USD0.0962	10,776,107
Vested and exercisable at the end of the period	USD0.0848	4,227,207	USD0.0963	4,834,506

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17     Share-based payment (cont.)

During the six months ended June 30, 2025, the weighted average fair values of the underlying shares at the date of exercise was USD2.83.

No options covered by the above tables were expired during the years. The share options outstanding as at June 30, 2025 have the following expiry dates and exercise prices:

Grant Period	Expiry date	Exercise price	As at December 31, 2024 Number of options	As at June 30, 2025 Number of options
December 2014 to December 2021	December 2024 to December 2031	USD0.0001515 to USD0.1	2,354,765	2,034,065
January 2022 to December 2022	January 2032 to December 2032	USD0.1	1,022,641	945,909
January 2023 to December 2023	January 2033 to December 2033	USD0.1	1,461,435	1,361,480
January 2024 to December 2024	January 2034 to December 2034	USD0.05 to USD0.1	3,738,353	3,515,433
January 2025 to June 2025	January 2035 to June 2035	USD0.1	—	2,919,220
			8,577,194	10,776,107

Fair value of options granted

The fair value of the options was calculated using the binomial model. The fair values of options granted during the six months ended June 30, 2025 at grant dates and inputs in the model were as follows:

	Six months ended June 30, 2024	Six months ended June 30, 2025
Fair value at grant date (per unit)	USD2.54 to USD2.68	USD2.71 to USD2.83
Exercise price (per unit)	USD0.05 – USD0.10	USD0.10
Spot price (per unit)	USD2.63 to USD2.75	USD2.80 to USD2.92
Risk-free rate	4.20% to 4.40%	4.21% to 4.23%
Expected dividend yield	0%	0%
Expected volatility	0.49 to 0.51	0.53
Expiry	10 years	10 years

The volatility is estimated at grant date based on average historic volatility of comparable companies with length commensurable to the time to maturity of the share option. No dividend yield is expected based on management estimation at the grant date.

ESQUARED CAPITAL LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17     Share-based payment (cont.)

(b)    Restricted share units (“RSU”)

Movement of the number of outstanding RSU is as follows:

	Six months ended June 30, 2024	Six months ended June 30, 2025
At the beginning of the period	751,504	786,514
Granted during the period (Note)	35,570	147,200
Lapsed during the period	(20,400)	(24,970)
At the end of the period	766,674	908,744
Shares vested but not transferred to the grantees at the end of the period	478,451	692,597

____________

Note:

The vesting period for the RSU shall vest over the vesting period up to 4 years. Share vested under the scheme are not transferred to the grantees until the liquidity events occur.

Fair value of RSU granted

The fair value of RSU as of the grant date was the same as the fair value of the ordinary share on the same date as the impact from post-vesting restrictions is insignificant. The fair values of RSU granted during the six months ended June 30, 2025 at grant dates were as follows:

	Six months ended June 30, 2024	Six months ended June 30, 2025
Spot price and fair value at grant date (per unit)	USD2.63	USD2.80 to USD2.92

18     Related party transactions

Parties are considered to be related if one party has, directly or indirectly, the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Other than the key management compensation, the Group had no other significant transactions and balances with related parties during the six months ended June 30, 2025 and 2024.

Part II

Information Not Required In The Prospectus

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities, or discretions as a director or officer of our company, including, without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including the grant of restricted share units to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Fox Brook Investment Limited	May 27, 2024	400,000	Par value

ARK Trust (Hong Kong) Limited	August 4, 2022	170,315	Par value
	October 21, 2022	184,830	Par value
	September 18, 2023	3,613,424	Par value
	January 22, 2024	373,925	Par value
	December 18, 2024	451,653	Par value
	March 25, 2025	462,015	Par value
	July 24, 2025	529,326	Par value

Series D+ Preferred Shares
SVF Travel (Singapore) Pte. Ltd.	July 21, 2023	113,983	Par value
	November 17, 2023	34,461	Par value
	January 22, 2024	47,496	Par value
	October 25, 2024	238,937	Par value

Purchaser	Date of Issuance	Number of Securities	Consideration
TCV IX, L.P.	July 21, 2023	3,873	Par value
	November 17, 2023	1,171	Par value
	January 22, 2024	1,614	Par value
	October 25, 2024	8,119	Par value

TCV IX (A), L.P.	July 21, 2023	1,093	Par value
	November 17, 2023	330	Par value
	January 22, 2024	455	Par value
	October 25, 2024	2,291	Par value

TCV IX (B), L.P.	July 21, 2023	207	Par value
	November 17, 2023	63	Par value
	January 22, 2024	86	Par value
	October 25, 2024	434	Par value

TCV Member Fund, L.P.	July 21, 2023	299	Par value
	November 17, 2023	90	Par value
	January 22, 2024	124	Par value
	October 25, 2024	626	Par value

OurCrowd (Investment in KL) L.P.	July 21, 2023	2,886	Par value
	November 17, 2023	873	Par value
	January 22, 2024	1,203	Par value
	October 25, 2024	6,050	Par value

OurCrowd International Investment III, L.P.	July 21, 2023	78	Par value
	November 17, 2023	23	Par value
	January 22, 2024	32	Par value
	October 25, 2024	163	Par value

HSG Growth IV Holdco A, Ltd.	July 21, 2023	2,850	Par value
	November 17, 2023	862	Par value
	January 22, 2024	1,187	Par value
	October 25, 2024	5,973	Par value

MPC III HK Limited	July 21, 2023	2,850	Par value
	November 17, 2023	862	Par value
	January 22, 2024	1,187	Par value
	October 25, 2024	5,973	Par value

Heman Shiu Hei Tsang	July 21, 2023	5	Par value
	November 17, 2023	2	Par value
	January 22, 2024	2	Par value
	October 25, 2024	10	Par value

Ho Horace Tsui	July 21, 2023	9	Par value
	November 17, 2023	3	Par value
	January 22, 2024	4	Par value
	October 25, 2024	19	Par value

Jackie Au Yeung	July 21, 2023	14	Par value
	November 17, 2023	4	Par value
	January 22, 2024	6	Par value

Purchaser	Date of Issuance	Number of Securities	Consideration
STEP EXPRESS LIMITED	July 21, 2023	14	Par value
	November 17, 2023	4	Par value
	January 22, 2024	6	Par value
	October 25, 2024	30	Par value

Wilfred Fan	July 21, 2023	14	Par value
	November 17, 2023	4	Par value
	January 22, 2024	6	Par value
	October 25, 2024	30	Par value

MPC VII Pte. Ltd.	October 25, 2024	30	Par value

Series E+ Preferred Shares
Bessemer Venture Partners XI L.P.	July 21, 2023	1,157,551	US$4,993,748.92
	January 22, 2024	555,620	US$2,396,978.02

Bessemer Venture Partners XI Institutional L.P.	July 21, 2023	1,739,949	US$7,506,251.08
	January 22, 2024	835,168	US$3,602,964.86

Chou (HK) Limited	July 21, 2023	1,738,500	US$7,500,000
	January 22, 2024	1,043,091	US$4,499,957.16

FINNOVENTURE PRIVATE EQUITY TRUST I	July 21, 2023	1,622,600	US$7,000,000

BEACON VENTURE CAPITAL COMPANY LIMITED	July 21, 2023	811,300	US$3,500,000

SMIC SG HOLDINGS PTE. LTD.	July 21, 2023	811,300	US$3,500,000

HSG Growth IV Holdco A, Ltd.	July 21, 2023	347,700	US$1,500,000

Atinum Growth Fund 2020	November 17, 2023	382,466	US$1,649,996.57

Atinum Growth Fund 2023	November 17, 2023	637,445	US$2,750,001.47

ORANGE CO-INVEST	November 17, 2023	1,205,350	US$5,200,000.44

OurCrowd Nominee Limited	November 17, 2023	347,697	US$1,499,999.63

KIP Southeast Asia Venture Fund I	January 22, 2024	1,158,990	US$4,999,952.40

Knight Taano Pte. Ltd.	October 25, 2024	22,464,623	US$99,100,000

Mariano Dima Advisory Ltd.	October 25, 2024	204,018	US$900,000

Share-Based Awards

We have granted share-based awards to certain of our executive officers and employees. The consideration was for past and future services provided by these individuals to us. For details, see “Management — Share Incentive Plans.”

Item 8. Exhibits and Financial Statement Schedules

(a)     Exhibits

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

Item 9. Undertakings

The undersigned hereby undertakes:

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	[Sixteenth] Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of [Fifteenth] Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Form of Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares
4.4*	[Twelfth] Amended and Restated Shareholders Agreement between the Registrant and other parties thereto, dated February 25, 2025
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered
8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	Amended and Restated 2016 Stock Incentive Plan
10.2*	Form of Indemnification Agreement with each of the Registrant’s directors and executive officers
10.3*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant
10.4*	English translation of the form of the Loan Agreements between the Registrant’s PRC subsidiary and the Nominee Shareholders of the PRC VIE
10.5*	English translation of the form of the Exclusive Option Agreements among the Registrant’s PRC subsidiary, the PRC VIE, and the Nominee Shareholders of the PRC VIE
10.6*	English translation of the form of the Powers of Attorney granted by the Nominee Shareholders of the PRC VIE
10.7*	English translation of the form of the Equity Interest Pledge Agreement among the Registrant’s PRC subsidiary, the PRC VIE, and the Nominee Shareholders of the PRC VIE
10.8*	English translation of the form of the Exclusive Business Cooperation Agreements among the Registrant’s PRC subsidiary, the PRC VIE, and the Nominee Shareholders of the PRC VIE
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm
23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3	Consent of King & Wood Mallesons
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Consent of Euromonitor International Limited
107*	Filing Fee Table

____________

*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on            , 2025.

Esquared Capital Limited
By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints            and            and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on             , 2025 in the capacities indicated:

Signature	Title
Director, Chief Executive Officer, Co-Founder
Ethan Lin	(principal executive officer)
Director, President, Co-Founder
Eric Gnock Fah
Director, Chief Technology Officer, Co-Founder
Bernie Xiong
Director, Chief Financial Officer
Shang Chuang	(principal financial officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Esquared Capital Limited, has signed this registration statement or amendment thereto in New York on            , 2025.

Authorized U.S. Representative
By:
Name:
Title: